02064991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Aventis (Exact Name of Registrant as Specified in Charter)

0000807198 (Registrant CIK Number)

Form CB (November 29, 2002) (Electronic Report, Schedule or Registration Statement of Which the Documents are a Part (Give Period of Report))

(SEC File Number, if Available)

(Name of Person Filing the Document (if other than the Registrant))

PROCESSED
DEC 03 2002
THOMSON FINANCIAL

The following document is attached as an exhibit to this Form:

Exhibit number	Description
1.	The Aventis *Document de référence*, dated April 5, 2002, in the French language, which has been incorporated by reference into an exhibit to the Form CB filed by Aventis on November 29, 2002. The *document de référence* is reflected in all material respects in Aventis's English language annual report on Form 20-F, filed with the SEC on April 8, 2002. The unabridged French language document is being submitted under cover of this Form SE pursuant to Rule 311(f) of Regulation S-T.

Exhibit 1

Rapport Annuel 2001
Document de Référence



Combattre la maladie - Cas par cas

Le présent document de référence a été déposé auprès de la Commission des Opérations de Bourse le 5 avril 2002. Il pourra être utilisé à l'appui d'une opération financière s'il est complété par une note d'opération visée par la Commission des Opérations de Bourse.

5

Sommaire

1. *Présentation d'Aventis*

Chiffres-clés

	2001	2000**
Chiffre d'affaires (En millions d'euros)	17 674	16 091
Recherche et développement (En millions d'euros)	2 977	2 759
EBITA* (En millions d'euros)	3 861	3 075
Résultat net (En millions d'euros)	1 633	1 171
Résultat net par action (En euros)	2,07	1,50
Résultat net par action avant amortissement des écarts d'acquisition (En euros)	2,81	2,23

* Mesure de performance non auditée définie comme le résultat opérationnel, avant amortissement des écarts d'acquisition et après prise en compte de la quote-part dans le résultat des sociétés mises en équivalence.

** Les chiffres 2000 s'entendent avant éléments exceptionnels de l'exercice.

Les chiffres ci-dessus se rapportent à l'activité stratégique d'Aventis (médicaments de prescription, vaccins, protéines thérapeutiques, participation de 50 % dans Merial, co-entreprise spécialisée dans la santé animale, et les activités « corporate » du Groupe).

Ce document est un abrégé du rapport annuel d'Aventis, déposé auprès de la Commission des Opérations de Bourse et valant « Document de Référence ». Aventis publie par ailleurs un rapport annuel en anglais, en forme 20F, conformément au *U.S. Securities Exchange Act* de 1934.

Les produits stratégiques, moteur de croissance

Aventis concentre ses ressources sur un groupe stratégique de médicaments de prescription, de vaccins et de protéines thérapeutiques innovants. Dans la droite ligne de nos trois "blockbusters", nous voulons optimiser la valeur de nos produits stratégiques par des politiques de commercialisation ciblée et par une bonne gestion de leur cycle de vie.

Domaine thérapeutique	Produit stratégique	Ventes 2001 (en millions d'euros)	Développements clés
Maladies respiratoires/ Allergies	*Allegra/Telfast*	1 762 (2001) 1 166 (2000)	- Antihistaminique non-sédatif ayant la croissance la plus rapide au monde - En 2001, sa part de marché aux Etats-Unis s'est élevé à 28 %
	Nasacort	266 (2001) 204 (2000)	- Un des produits leaders du traitement des allergies par voie nasale - Forte croissance dans des marchés clés, soutenue par les ventes aux Etats-Unis
Cardiologie/ Thrombose	*Lovenox/Clexane*	1 453 (2001) 1 042 (2000)	- Héparine de bas poids moléculaire disposant du plus large spectre d'indications autorisées, produit le plus étudié de sa catégorie - De nouvelles indications alimentent sa forte croissance
	Delix/Tritace/Triatec	709 (2001) 530 (2000)	- Les résultats de l'étude HOPE sur les maladies cardiaques et complications liées au diabète soutiennent sa progression - Commercialisé en dehors des Etats-Unis
Oncologie	*Taxotere*	1 003 (2001) 744 (2000)	- Un des agents anticancéreux leader dans le traitement des cancers du sein et du poumon - En cours d'étude, en association avec d'autres anticancéreux
	Campto[1]	202 (2001) 151 (2000)	- Nouvel agent de chimiothérapie améliorant le taux de survie des patients atteints de cancer colorectal - Nouvelles indications en cours de développement
Métabolisme/ Diabète	*Lantus*	94 (2001) 10 (2000)	- Insuline basale en prise quotidienne unique - A conquis 20 % du marché américain des insulines à action prolongée après son lancement en mai 2001
	Amaryl/Amarel	478 (2001) 377 (2000)	- Seul anti-diabétique oral autorisé dans trois indications : en monothérapie, en association à de la metformine ou à de l'insuline - Offre une réelle simplification du traitement
	Insuman	170 (2001) 156 (2000)	- Contribue à répondre à la demande croissante d'insuline grâce au génie génétique - L'Europe est son principal marché, dominé par l'Allemagne et l'Autriche
Arthrite/ Ostéoporose	*Actonel*[2]	309 (2001) 63 (2000)	- Demandes d'enregistrement déposées en 2001 aux Etats-Unis et dans l'UE pour une forme en prise hebdomadaire unique - Démontre une réduction significative des fractures vertébrales
	Arava	258 (2001) 192 (2000)	- Croissance renforcée par une tendance à un traitement plus précoce de la polyarthrite rhumatoïde - Part de marché en progression malgré une forte concurrence

Domaine thérapeutique	Produit stratégique	Ventes 2001 (en millions d'euros)	Développements clés
Anti-infectieux	*Ketek*	3 0	- Premier agent d'une nouvelle classe d'antibiotiques, les kétolides - Lancé en Allemagne en octobre 2001, autres lancements dans l'UE prévus en 2002, en attente d'autorisation aux Etats-Unis
	Targocid	199 190	- Antibiotique injectable répondant au problème croissant des infections nosocomiales - Commercialisé au Japon et dans l'Union européenne
	Tavanic[3]	192 137	- Croissance alimentée par son utilisation dans les infections des voies respiratoires supérieures et par une prise quotidienne unique - Commercialisé en Europe et en Amérique latine
	Synercid	33 44	- Première forme injectable d'une nouvelle famille d'antibiotiques, les streptogramines - Déclin des ventes dû à l'arrêt de la promotion aux Etats-Unis
Système nerveux central	*Copaxone*[4]	383 246	- Enregistrement en août 2001 dans les 15 états membres de l'UE - Traitement de la sclérose en plaque connaissant la croissance la plus rapide aux Etats-Unis
	Rilutek	118 106	- Seul produit autorisé par la FDA pour ralentir l'évolution de la sclérose latérale amyotrophique - En 2001, arrêt des essais de phase III dans la maladie de Parkinson
Vaccins humains[5]	Vaccins contre la grippe	473 240	- Progression des ventes liée à une augmentation des capacités de production et à l'anticipation de nouvelles recommandations - Aventis Pasteur, un leader mondial dans ce secteur
	Combinaisons vaccinales pédiatriques	378 370	- Un marché pédiatrique soutenu par une large gamme de vaccins - *Hexavac*, seul vaccin entièrement liquide protégeant contre six maladies infectieuses
Protéines thérapeutiques	Facteurs de coagulation	484 553	- *Helixate FS/NexGen*, produit recombinant pour le traitement de l'hémophilie A - Ventes entravées par les difficultés d'approvisionnement d'un tiers
	Immunoglobulines	229 204	- *Gammar P I.V.* est une immunoglobuline importante pour le traitement des déficits immunitaires congénitaux majeurs - Croissance liée à de nouvelles indications chez l'enfant et l'adolescent

(1) Sous licence de Yakult Honsha (n'est pas commercialisé par Aventis aux Etats-Unis)
(2) Commercialisé en coopération avec Procter & Gamble Pharmaceuticals
(3) Sous licence de Daiichi (n'est pas commercialisé par Aventis aux Etats-Unis)
(4) Commercialisé en coopération avec Teva Pharmaceutical Industries
(5) Comprend les ventes de la co-entreprise Aventis Pasteur MSD, société mise en équivalence

Nota : Les indications thérapeutiques mentionnées dans ce document ne correspondent pas toujours aux indications enregistrées dans les pays où les produits pharmaceutiques respectifs sont enregistrés et commercialisés. Les produits mentionnées dans ce document ne constituent qu'une sélection de l'ensemble des produits proposés par Aventis

Lettre du Directoire

2001 a marqué une étape stratégique importante pour notre société. Grâce au recentrage sur son activité pharmaceutique, Aventis se positionne dorénavant comme un acteur de premier plan dans l'industrie de la santé, avec un portefeuille solide de produits et un pipeline très prometteur. Ce sont des atouts qu'il convient encore de développer. L'histoire Aventis n'est qu'à son début.

Avant d'évoquer les opportunités qui s'offrent à nous, les défis auxquels nous devons faire face, et la stratégie que nous avons choisie pour y répondre, prenons le temps de jeter un coup d'œil sur les performances de notre activité stratégique au cours du dernier exercice.

- Le chiffre d'affaires a augmenté de 15 % pour atteindre 17,7 milliards d'euros, essentiellement du fait de l'excellente performance de nos trois « blockbusters », *Allegra*, *Lovenox* et *Taxotere*, des médicaments phares qui ont continué à générer de forts taux de croissance à deux chiffres. L'ensemble de nos médicaments stratégiques et vaccins ont également enregistré de bonnes performances.
- La marge brute a été de 71 %, soit 3 points de plus que l'année précédente. Nous misons sur le renforcement de notre position sur le marché et un surcroît d'efficacité pour améliorer encore cette marge.
- Le résultat net a augmenté de 40 % pour atteindre 1,6 milliard d'euros.
- Le résultat par action a augmenté de 38 % pour passer de 1,50 euro à 2,07 euros.

Dans tous les domaines, nous avons dépassé les objectifs de performance que nous nous étions fixés pour 2001 et que nous avions communiqués au marché financier. C'est la preuve de notre capacité à réaliser les objectifs de croissance annoncés. Ces résultats reflètent aussi les qualités et l'engagement des salariés d'Aventis. Leur motivation est soutenue par des programmes de primes liées à la performance, des plans d'épargne salariale et de stock options. Créer de la valeur pour nos actionnaires est un objectif partagé par tous.

DE NOUVEAUX DEFIS DANS UN ENVIRONNEMENT EN PLEINE MUTATION

Aventis a réussi une fusion internationale tout en mettant en oeuvre une profonde mutation pour accroître sa compétitivité et sa rentabilité. Le repositionnement d'Aventis sur la seule activité pharmaceutique est largement réalisé. La finalisation des opérations de cession d'Aventis CropScience et d'Aventis Animal Nutrition est prévue pour le premier semestre 2002.

De plus, nous avons annoncé, en février 2002, la signature d'une lettre d'intention, sans engagement, portant sur la création d'une joint-venture pour notre activité protéines thérapeutiques.

Dorénavant, nous concentrons tous nos efforts sur les produits pharmaceutiques et sur les défis et les opportunités du secteur.

Les défis sont importants et ne cessent de prendre de l'ampleur. Le marché pharmaceutique mondial est, en effet, confronté à un mouvement de pression sur les prix consécutif aux politiques de réduction des coûts de santé engagées dans les pays industrialisés, à une concurrence accrue des médicaments génériques et à des négociations extrêmement tendues en matière de brevets et de prix dans les pays en voie de développement. Les coûts et la complexité de la recherche et du développement, notamment de la recherche fondée sur la génomique, ne cessent d'augmenter, alors que les rendements sont en général nettement moindres et plus tardifs que prévu. Les lacunes dans les pipelines entraînent une forte augmentation du prix des accords de licence et des acquisitions. Enfin, les technologies de l'information sont en train de changer le marché et la façon dont la recherche et l'activité commerciale sont organisées.

Pour relever ces défis, nous allons développer et commercialiser des médicaments novateurs pour traiter et guérir des maladies graves et répandues, contribuer à la prévention, fournir des produits qui améliorent la qualité de vie d'un grand nombre de patients tout en contribuant à faire baisser le coût global des soins de santé. C'est ainsi que nous serons à même de créer durablement de la valeur pour les patients, pour les professionnels de la santé, pour nos actionnaires et pour nos salariés.

Nos ressources sont désormais concentrées sur les produits innovants à fort potentiel de croissance. Comme les succès enregistrés l'ont déjà montré, nous sommes en mesure d'assurer une croissance durable du chiffre d'affaires et des résultats.

D'EXCELLENTES PERSPECTIVES DE CROISSANCE A LONG TERME

La force et la viabilité de notre portefeuille de produits sont étayées par nos trois médicaments "blockbusters" : *Allegra*, un antihistaminique non-sédatif, *Taxotere*, médicament oncologique, et *Lovenox*, un agent antithrombotique. *Delix*, inhibiteur de l'enzyme de conversion de l'angiotensine, devrait également devenir rapidement un "blockbuster". Le potentiel de croissance de l'ensemble de nos produits stratégiques sera renforcé par l'ajout de nouvelles indications et le lancement sur de nouveaux marchés.

L'année 2001 a notamment été marquée par l'autorisation et le lancement de deux nouveaux médicaments de prescription importants : *Lantus*, la première insuline basale au monde à prise quotidienne unique et *Ketek*, le premier antibiotique de la famille des kétolides pour le traitement de certaines infections des voies respiratoires. Nous sommes convaincus que ces deux produits ont la capacité de devenir des "blockbusters".

Notre pipeline comprend actuellement près de 30 projets, à différents stades de développement clinique. En 2001, pour renforcer nos capacités de développement et de commercialisation, nous avons conclu des accords de licence pour cinq nouveaux produits.

CONCENTRATION SUR LES MÉDICAMENTS STRATEGIQUES ET LES MARCHES CLES

La concentration accrue de nos ressources sur les produits stratégiques et les marchés clés au cours de l'année 2001 a permis d'améliorer, de façon significative, notre mix produits et sa distribution géographique. D'ici 2004, nos produits stratégiques devraient représenter plus de 60 % du chiffre d'affaires.

Nous avons poursuivi notre expansion sur le marché américain, le plus important marché pharmaceutique mondial. Le chiffre d'affaires aux Etats-Unis a représenté 37 % de notre chiffre d'affaires total contre 33 % en 2000. Notre objectif à court terme vise les 40 %.

Dans le domaine de la recherche et du développement, nous constituons des équipes interdisciplinaires autour d'une organisation en réseaux. Ces réseaux dépassent le cadre de la société et relient nos collaborateurs à des centres externes d'excellence et d'innovation. Près de 25 % de notre activité de recherche est d'ores et déjà réalisée à l'extérieur et ce pourcentage ne cessera d'augmenter. La conclusion d'accords de licence jouera également un rôle de plus en plus important dans le renforcement de notre portefeuille de produits et l'alimentation de notre croissance.

En matière de commercialisation, nous voulons optimiser la valeur commerciale de nos produits stratégiques et saisir les opportunités qui se présentent dans le domaine de l'e-business. Dans une optique d'efficacité maximale et d'optimisation des capacités, nous renforcerons la rationalisation de nos opérations industrielles et de nos structures informatiques qui se sont beaucoup développées.

Nous devons donc éliminer les doublons et trouver un juste équilibre entre la gestion interne et la sous-traitance. Nous devons nous ouvrir, tant à l'intérieur de la société que vers l'extérieur, et avoir le courage d'adopter de nouvelles formes d'organisation qui présentent un potentiel d'efficacité et de rapidité accrues. Cette attitude inclut la reconnaissance et la prise en compte des besoins et des préoccupations de nos partenaires et la conclusion d'accords de coopération avec des organismes publics, tels que les programmes contre la maladie du sommeil et l'éradication de la polio.

Afin de réaliser ces ambitions, nous cherchons toujours à attirer les meilleurs collaborateurs chez Aventis. Globalement, nous pensons que nos perspectives à court terme sont satisfaisantes et que nous disposons d'un excellent potentiel de croissance forte et durable pour les années à venir. Nous avons, une fois encore, revu nos objectifs de croissance à la hausse : de 11 à 12 % par an d'augmentation pour le chiffre d'affaires et de 25 à 30 % pour les résultats jusqu'en 2004.

Aventis est désormais l'une des premières sociétés pharmaceutiques mondiales. Notre objectif est de nous rapprocher encore davantage des leaders du secteur en termes de rentabilité et de valeur. Nous sommes confiants en notre capacité à progresser dans ce sens au cours de l'année 2002.

Jürgen Dormann

Président du Directoire

Jean-René Fourtou

Vice-Président du Directoire

Rapport du Conseil de Surveillance

Au cours de l'année 2001, Aventis a poursuivi son développement sur la base des fondations solides établies au cours de son premier exercice complet. Après avoir mené à bien la phase d'intégration et réalisé les synergies escomptées lors de la création de la société, nous avons axé nos efforts sur le recentrage de nos activités et sur le renforcement de notre position dans le secteur pharmaceutique.

Une forte culture d'entreprise, fondée sur de nouvelles valeurs et une vision commune, voit le jour. De bonnes performances trimestrielles associées à une augmentation à deux chiffres des résultats et du chiffre d'affaires contribuent à faire d'Aventis un exemple de fusion réussie présentant un fort potentiel de croissance durable.

ENVIRONNEMENT COMMERCIAL

En 2001, Aventis a dû relever plusieurs défis majeurs dans un environnement turbulent et incertain. Dans le secteur pharmaceutique, la demande de produits innovants pour le traitement des maladies graves et chroniques s'est accompagnée de pressions économiques, législatives et réglementaires sur les fabricants de produits protégés par des brevets. Dans le secteur de l'agriculture, nous avons constaté une différenciation croissante par rapport aux développements de l'activité pharmacie en termes de technologies partagées et de potentiel de croissance du marché. Cette évolution justifie et requiert que la société concentre ses ressources sur ses activités stratégiques. Le Directoire a fait part de ses travaux au Conseil de Surveillance et l'a consulté afin de déterminer de manière proactive la meilleure stratégie pour l'avenir et d'offrir à la société des perspectives de réussite à long terme.

STRATÉGIE D'AVENTIS ET PERSPECTIVES

Dans sa lettre aux actionnaires, le Directoire d'Aventis aborde les défis à relever et les opportunités à saisir pour la société, ainsi que la stratégie à mettre en œuvre afin d'y parvenir. Le Conseil de Surveillance approuve la décision du Directoire de céder Aventis CropScience au groupe Bayer et Aventis Animal Nutrition à CVC Capital Partners. Il estime que ces cessions sont positives pour l'avenir des deux sociétés et pour leurs salariés.

En centrant son activité sur le secteur pharmaceutique, nous pensons qu'Aventis continuera à améliorer sa rentabilité et générera des augmentations de valeur supplémentaires.

RÉSULTATS D'AVENTIS POUR 2001

Le Conseil de Surveillance constate que le chiffre d'affaires net consolidé s'élève en 2001 à 22 941 millions d'euros, ce qui représente une augmentation de 2,9 % par rapport au chiffre d'affaires net de 22 304 millions d'euros enregistré en 2000.

La progression de l'activité à périmètre comparable est principalement alimentée par Aventis Pharma (+ 15,3 %), qui a profité des bonnes performances de ses marques stratégiques, en particulier sur le marché américain. Le chiffre d'affaires d'Aventis CropScience a enregistré une augmentation de 6,7 % dans un environnement difficile.

Le Conseil de Surveillance constate que les résultats liés à l'exploitation (résultat opérationnel avant amortissement des écarts d'acquisition + quote-part de résultat des sociétés en équivalence) pour les activités stratégiques ont augmenté de 26 % et s'élèvent à 3 861 millions d'euros contre 3 075 millions d'euros en 2000 (avant éléments exceptionnels). Les résultats liés à l'exploitation d'Aventis Cropscience ont progressé de 29 % et atteignent 679 millions d'euros.

Le résultat net avant éléments exceptionnels passe de 1 126 millions d'euros en 2000 (avant éléments exceptionnels) à 1 505 millions d'euros, soit une augmentation de 34 % tandis que le résultat net après éléments exceptionnels passe d'un déficit de 147 millions d'euros à un bénéfice de 1 505 millions d'euros. Le résultat net pour les activités stratégiques progresse de 39 % et s'élève à 1 633 millions d'euros.

Le résultat par action d'Aventis passe de - 0,19 euros (après éléments exceptionnels) en 2000 à 1,91 euros en 2001. Pour les activités stratégiques, le résultat par action passe de 1,50 euros avant éléments exceptionnels en 2000 à 2,07 euros en 2001 et de 2,23 euros à 2,81 euros avant amortissement des écarts d'acquisition.

Le Conseil de Surveillance constate que le résultat net social d'Aventis, société mère, s'établit à 499 millions d'euros en 2001 contre 420 millions d'euros en 2000.

RÉUNIONS DU CONSEIL DE SURVEILLANCE ET DE SES COMITÉS

Le Conseil de Surveillance a attentivement étudié les travaux du Directoire et approuve ses actions. Le Conseil de Surveillance s'est réuni à cinq reprises en 2001. Il a été aidé dans sa tâche par ses deux comités, le Comité Financier et d'Audit qui a tenu quatre séances, et le Comité de Nomination et de Rémunération qui s'est réuni deux fois. En dehors de ses réunions, le Conseil de Surveillance est resté en contact permanent avec le Directoire afin de se tenir informé du développement de la société. En 2001, quatre nouveaux membres représentant les intérêts des salariés ont été nommés au Conseil de Surveillance. Ces personnes, bénéficiant des mêmes droits et soumis aux mêmes devoirs que les autres membres, sont : Joachim Betz, FECCIA (Fédération Européenne des Cadres de la Chimie et des Industries Annexes) et VAA (Verband angestellter Akademiker und leitender Angestellter), Werner Bischoff, IG BCE (IG Bergbau, Chemie, Energie), Alain Dorbais, CFDT (Confédération Française Démocratique du Travail) et Christian Neveu, CGT (Confédération Générale du Travail). En outre, deux représentants des salariés, Bernard Perrier (CGC) et Arnold Weber (IG BCE), sont autorisés à assister aux réunions du Conseil de Surveillance avec voix consultative.

Le Directoire nous a communiqué des informations détaillées, par écrit et oralement, et nous a largement permis d'analyser le développement d'Aventis et celui du secteur en général. Notre examen s'est appliqué à toutes les décisions stratégiques majeures, y compris au désengagement des activités industrielles et à la cession d'Aventis CropScience. Nous avons étudié les états financiers d'Aventis sur une base trimestrielle, semestrielle et annuelle et examiné les budgets de la société, ses plans d'actions et l'état d'avancement des produits en cours de développement. Nous avons, en outre, eu communication des revues effectuées sur les états financiers pour 2001 par les auditeurs. La gestion des risques, les plans d'audit ainsi que l'examen de la rémunération du Directoire ont fait partie des sujets importants étudiés. Le Conseil de Surveillance s'est félicité du succès rencontré par l'augmentation de capital réservée aux salariés.

16

Du fait de l'évolution vers une pure société pharmaceutique, des changements dans la structure de direction et d'administration de la société ont été examinés par le Comité de Nomination et de Rémunération et par le Conseil de Surveillance. Outre l'harmonisation des statuts avec les nouvelles dispositions légales, certaines modifications statutaires introduisant plus de flexibilité dans la structure de direction de la société sont proposées.

Le Conseil de Surveillance a examiné les projets de résolutions proposés par le Directoire et approuve qu'ils soient soumis au vote lors de la prochaine Assemblée Générale des Actionnaires.

Le Conseil de Surveillance renouvelle sa confiance au Directoire et souhaite exprimer sa reconnaissance à l'ensemble des salariés pour le travail qu'ils ont accompli. Grâce à ces efforts, Aventis poursuivra son développement en veillant à créer de la valeur pour ses actionnaires.

Nous tenons à exprimer notre reconnaissance à Horst Waesche qui, comme membre du Directoire, a joué un rôle clé dans la création et le succès de la société mondiale qu'est devenue Aventis. Grâce à sa grande expérience professionnelle, à ses qualités de manager, Mr. Waesche a fortement contribué à la réussite de l'intégration et au développement d'Aventis. Son intégrité, sa loyauté et sa chaleur humaine ont toujours inspiré un profond respect à ses collaborateurs, ainsi qu'à ses collègues du Directoire. Le décès inattendu de Horst Waesche est survenu le 13 mars 2002. Le Conseil de surveillance déplore la perte d'un homme d'une capacité professionnelle hors pair et d'une grande humanité.

Le Conseil de Surveillance

Gouvernement d'Entreprise

Aventis est une société anonyme duale à Conseil de Surveillance et Directoire. Cette structure duale a été adoptée le 15 décembre 1999 dans le cadre de la fusion, qui a apporté les modifications statutaires correspondantes. Les deux organes sont séparés et personne ne peut être simultanément membre du Directoire et du Conseil de Surveillance.

Le Directoire est investi des pouvoirs les plus étendus pour agir en toute circonstance au nom d'Aventis dans les seules limites de l'objet social et des pouvoirs expressément attribués par la Loi au Conseil de Surveillance et aux Assemblées d'Actionnaires.

Le siège social d'Aventis est à Strasbourg. La langue de travail au sein du Groupe est l'anglais.

DIRECTOIRE

Le Directoire d'Aventis comprend quatre membres* nommés pour cinq ans. Nul ne peut être nommé membre du Directoire s'il est âgé de plus de 65 ans. Les membres du Directoire, y compris le Président et son Vice-Président, sont désignés par le Conseil de Surveillance.

Les réunions du Directoire peuvent se dérouler physiquement en France ou à l'étranger, ou par tout moyen de communication, notamment par vidéoconférence ou par conférence téléphonique. Les décisions sont prises à la majorité simple des membres du Directoire. Le Directoire s'est réuni 19 fois au cours de l'année 2001.

Le Directoire est en charge de la gestion de la société et la représente. Il est notamment compétent pour l'élaboration des grandes lignes de la politique générale d'Aventis et pour la détermination de sa stratégie opérationnelle et financière, à l'exception des pouvoirs expressément attribués au Conseil de Surveillance et aux actionnaires par la Loi ou des mesures stratégiquement importantes ou susceptibles d'avoir un effet significatif sur la situation financière d'Aventis. (Les mesures soumises à l'approbation du Conseil de Surveillance sont exposées ci-après dans le paragraphe « Conseil de Surveillance »).

** Monsieur Horst Waesche, membre du Directoire, qui a joué un rôle clé dans la création et le succès de la société mondiale qu'est devenue Aventis, est soudainement décédé le 13 mars 2002. Aventis déplore la perte d'un homme d'une capacité professionnelle hors pair et d'une grande humanité.*

Composition du Directoire au 1er avril 2002

Mandats et fonctions des membres du Directoire

Jürgen Dormann

Né le 12 janvier 1940

Président du Directoire d'Aventis

Date de nomination : 15.12.1999

Echéance : 2004

Liste des mandats et fonctions

Président du Directoire :
Aventis (société cotée)
HOECHST AG (société cotée)

Président du Conseil d'Administration :
ABB LTD (société cotée)

Membre du Conseil d'Administration:
IBM CORPORATION (société cotée)

Membre du Conseil de Surveillance:
ALLIANZ AG (société cotée)

Nombre d'actions (*) détenues dans le capital d'Aventis : 3 550

Jean-René Fourtou

Né le 20 juin 1939

Vice-Président du Directoire d'Aventis

Date de nomination : 15.12.1999

Echéance : 2004

Liste des mandats et fonctions

Aventis (société cotée) :
Vice-Président du Directoire
- RHONE-POULENC PHARMA :
Administrateur
- RHONE-POULENC AGCO LTD :
Administrateur

GROUPE AXA
- AXA (société cotée) :
Vice-Président du Conseil de Surveillance
- AXA MUTUELLES
Administrateur :
AXA ASSURANCES IARD MUTUELLE
AXA ASSURANCES VIE MUTUELLE
AXA CONSEIL VIE ASSURANCE MUTUELLE
AXA COURTAGE VIE ASSURANCE MUTUELLE
Représentant permanent d'AXA ASSURANCES IARD MUTUELLE aux Conseils d'Administration :
AXA MILLESIMES
FINAXA
- AXA FINANCIAL
Administrateur :
AXA FINANCIAL INC.
EQUITABLE LIFE
- AXA MILLESIMES
Administrateur :
S.A. CHATEAU SUDUIRAUT
- MATIPAR : *Administrateur*

SCHNEIDER ELECTRIC S.A. (société cotée) :
Administrateur

E.A.D.S. (société cotée) : *Administrateur*

PERNOD-RICARD (société cotée) :
Administrateur

RHODIA (société cotée) : *Administrateur*

LA POSTE : *Administrateur*

CHAMBRE DE COMMERCE INTERNATIONALE (I.C.C) :
Vice-Président

Nombre d'actions (*) détenues dans le capital d'Aventis : 217 263

(*) Nombre d'actions Aventis en propriété exclusive

Composition du Directoire au 1er avril 2002

Mandats et fonctions des membres du Directoire

Igor Landau	Liste des mandats et fonctions
Né le 13 juillet 1944	*Membre du Directoire :*
Membre	Aventis (société cotée)
du Directoire d'Aventis	*Président du Conseil de Surveillance :*
Date de nomination :	Aventis Pharma AG
15.12.1999	*Président du Conseil d'Administration :*
Echéance : 2004	RHONE-POULENC PHARMA
	Vice-Président du Conseil d'Administration :
	Aventis CROPSCIENCE HOLDING
	Président :
	C.E.D.E.P. (Centre Européen d'Education Permanente)
	Membre du Conseil de Surveillance :
	HOECHST AG (société cotée)
	Administrateur :
	Aventis AGRICULTURE
	ESSILOR (société cotée)
	RHODIA (société cotée)
	RHONE-POULENC RORER INC.
	RHONE-POULENC AGCO LTD
	IDI (Institut de Développement Industriel)
	Nombre d'actions (*) détenues dans le capital d'Aventis : 157 239

(*) Nombre d'actions Aventis en propriété exclusive

L'Assemblée Générale qui se tiendra le 14 mai 2002 proposera le changement du nombre des membres du Directoire d'Aventis qui pourra comprendre jusqu'à 7 membres.

Si cette résolution concernant le nombre des membres du Directoire est acceptée, le Conseil de Surveillance d'Aventis devrait décider, lors de sa réunion qui suivra l'Assemblée Générale du 14 mai 2002, de nommer, comme membres du Directoire d'Aventis :

- Igor Landau, actuel membre du Directoire d'Aventis, qui deviendra Président du Directoire d'Aventis ;
- Richard J. Markham, qui deviendra membre du Directoire, « President » et « Chief Operating Officer » ;
- Patrick Langlois, qui deviendra membre du Directoire, « Senior Executive Vice President » et « Chief Financial Officer » ;
- Frank L. Douglas, qui deviendra membre du Directoire, « Executive Vice President » DI&A (Drug Innovation & Approval) ;
- Dirk Oldenburg, qui deviendra membre du Directoire, « Executive Vice President », « General Counsel » ;
- Thierry Soursac, qui deviendra membre du Directoire, « Executive Vice President », « Executive Vice President for Commercial Operations ».

René Pénisson participera, en qualité d'invité permanent, aux réunions du futur Directoire comme « Executive Vice President for Human Resources ».

COMITÉ EXÉCUTIF

Le Comité Exécutif agit en concertation avec le Directoire et est associé au processus décisionnel d'Aventis. Il définit les orientations générales d'Aventis et prend des décisions clés dans de nombreux domaines : stratégie, ressources humaines, finances, protection de l'environnement, sécurité et communication institutionnelle. Le Comité Exécutif prend des décisions en fonction des pouvoirs qui lui sont conférés par le Directoire.

Le Comité Exécutif s'est réuni 9 fois au cours de l'année 2001.

Composition du Comité Exécutif au 1er avril 2002

Nom (et âge)	Position actuelle	Date de nomination
Jürgen Dormann (62 ans)	Président du Directoire	16.12.1999
Jean-René Fourtou (62 ans)	Vice-Président du Directoire	16.12.1999
Igor Landau (57 ans)	Membre du Directoire	16.12.1999
Patrick Langlois (56 ans)	Vice-Président, Directeur Financier	16.12.1999
Richard J. Markham (51 ans)	Président du Directoire d'Aventis Pharma AG	16.12.1999
Bertrand Meheut (50 ans)	Président Directeur Général du Groupe Aventis CropScience	15.06.2001
René Pénisson (60 ans)	Vice-Président, Directeur des Ressources Humaines	16.12.1999

CONSEIL DE SURVEILLANCE

Le Conseil de Surveillance a pour mission de superviser la gestion d'Aventis par le Directoire. Il en désigne les membres et fixe leur rémunération. Le Conseil de Surveillance rend compte à l'Assemblée des actionnaires, à travers son rapport, de ses remarques sur les comptes et sur le rapport de gestion du Directoire. En outre, il approuve préalablement les opérations soumises à son autorisation en vertu de la Loi française ainsi que, statutairement, les mesures qui présentent un intérêt stratégique et qui ont, ou qui pourraient avoir, un impact financier significatif pour le Groupe Aventis.

Le Conseil de Surveillance est désigné par les actionnaires pour une période de cinq ans, qui expire à la clôture de l'Assemblée Générale de l'exercice au cours duquel le mandat arrive à échéance. Conformément à la Loi française et aux statuts d'Aventis, chaque membre du Conseil de Surveillance doit détenir au moins une action Aventis. Le nombre de membres du Conseil de Surveillance ayant atteint l'âge de 75 ans ne peut être supérieur au tiers des membres en fonction. Le Conseil de Surveillance élit parmi ses membres son Président et son Vice-Président.

Le Conseil de Surveillance comprend actuellement quatorze membres, le nombre des membres étant statutairement limité à seize. L'Assemblée Générale des actionnaires fixe la rémunération globale des membres du Conseil de Surveillance et celui-ci en répartit le montant entre ses membres.

Le Conseil de Surveillance se réunit au moins une fois par trimestre. Les séances sont convoquées à l'initiative de son Président, à la demande d'un tiers de ses membres ou encore à celle du Président ou de l'un des membres du Directoire. Le Conseil de Surveillance ne délibère valablement que si la moitié au moins de ses membres sont présents.

Les décisions sont prises à la majorité simple des membres votants, qu'ils soient présents ou représentés. Le vote par procuration est autorisé.

Le Conseil de Surveillance s'est réuni 5 fois au cours de l'année 2001.

Composition du Conseil de Surveillance au 1er avril 2002

Mandats et fonctions des membres du Conseil de Surveillance

Marc Viénot	Liste des mandats et fonctions
Né le 1er novembre 1928	*Président de :*
Président du Conseil de Surveillance	PARIS EUROPLACE
Date de nomination : 15.12.1999	*Président d'honneur de :* SOCIÉTÉ GÉNÉRALE (société cotée)
Echéance du mandat : 2002	*Président du Conseil de Surveillance :* Aventis (société cotée)
Membre du Conseil de Surveillance	*Administrateur :* AFEP - AGREF ALCATEL ALSTHOM (société cotée) CIMENTS FRANÇAIS (société cotée) SOCIETE GENERALE (société cotée) VIVENDI (société cotée)
Date de nomination : 15.12.1999	
Echéance du mandat : 2004	Nombre d'actions (*) détenues dans le capital d'Aventis : 2 520

Martin Frühauf	Liste des mandats et fonctions
Né le 21 mai 1933	*Avocat*
Vice-Président du Conseil de Surveillance	*Vice-Président du Conseil de Surveillance :* Aventis (société cotée)
Date de nomination : 15.12.1999	*Membre du Conseil de Surveillance :* DRESDNER BANK AG (société cotée)
Echéance du mandat : 2002	*Membre du Conseil d'Administration :* LANDESBANK HESSEN-THURINGEN
Membre du Conseil de Surveillance	Nombre d'actions (*) détenues dans le capital d'Aventis : 542
Date de nomination : 15.12.1999	
Echéance du mandat : 2004	
Président du Comité Financier et d'Audit	
Date de nomination : 15.12.1999	
Echéance du mandat : 2004	

(*) Nombre d'actions Aventis en propriété exclusive

Composition du Conseil de Surveillance au 1er avril 2002

Mandats et fonctions des membres du Conseil de Surveillance

Joachim Betz

Né le 4 février 1948

Membre du Conseil de Surveillance

Date de nomination : 21.05.2001

Echéance du mandat : 2006

Liste des mandats et fonctions

Représentant des intérêts des salariés

Membre du Conseil de Surveillance :
Aventis (société cotée)
HOECHST AG (société cotée) en tant que représentant des cadres au Conseil
Aventis Pharma Deutschland GMBH en tant que représentant des cadres au Conseil

Président :
Association des cadres supérieurs dans l'industrie chimique
Comité des cadres d'HOECHST AG (société cotée)
Comité pour la sécurité biologique d'Aventis Pharma Deutschland GMBH

Vice-Président :
Assemblée des députés de Pensionskasse Hoechst Groupe WaG
Association des actionnaires employés d'Aventis, BAA e.V. en Allemagne

Nombre d'actions (*) détenues dans le capital d'Aventis : 44

Werner Bischoff

Né le 15 novembre 1947

Membre du Conseil de Surveillance

Date de nomination : 21.05.2001

Echéance du mandat : 2006

Liste des mandats et fonctions

Représentant des intérêts des salariés

Vice-Président du Conseil de Surveillance :
HOECSHT AG (société cotée) en tant que représentant syndical
Aventis Pharma Deutschland GMBH en tant que représentant syndical
DEGUSSA HÜLS AG (société cotée) en tant que représentant syndical

Membre du Conseil de Surveillance :
Aventis (société cotée)

Directeur Général :
Syndicat IG Bergbau, Chemie, Energie (IG BCE)

Député :
Parlement (SPD) en Nordrhein-Westfalen

Porte-parole :
Parlement pour la politique économique du Groupement SPD en Nordrhein-Westfalen

Nombre d'actions (*) détenues dans le capital d'Aventis : 200

Jean-Marc Bruel

Né le 18 février 1936

Membre du Conseil de Surveillance

Date de nomination : 15.12.1999

Echéance du mandat : 2004

Membre du Comité de Nomination et de Rémunération

Date de nomination : 15.12.1999

Echéance du mandat : 2004

Liste des mandats et fonctions

Président du Conseil d'Administration :
INSTITUT CURIE

Membre du Conseil de Surveillance :
Aventis (société cotée)

Administrateur :
FIRMINICH
V.E.V. S.A (société cotée)

Nombre d'actions (*) détenues dans le capital d'Aventis : 3 179

Alain Dorbais

Né le 4 mars 1949

Membre du Conseil de Surveillance

Date de nomination : 21.05.2001

Echéance du mandat : 2006

Liste des mandats et fonctions

Représentant des intérêts des salariés

Membre du Conseil de Surveillance :
Aventis (société cotée)

Secrétaire :
Comité Européen d'Aventis
Liaison FCE-CFDT d'Aventis

Nombre d'actions (*) détenues dans le capital d'Aventis : 10

(*) Nombre d'actions Aventis en propriété exclusive

Composition du Conseil de Surveillance au 1er avril 2002

Mandats et fonctions des membres du Conseil de Surveillance

Serge Kampf

Né le 13 octobre 1934

Membre du Conseil de Surveillance

Date de nomination : 15.12.1999

Echéance du mandat : 2004

Président du Comité de Nomination et de Rémunération

Date de nomination : 15.12.1999

Echéance du mandat : 2004

Liste des mandats et fonctions

Président Directeur Général :

CAP GEMINI S.A. (société cotée)
CAP GEMINI SERVICE S.A.
CAP SOGETI S.A.
CAP SOGETI Com S.A.

Président de :

CAP GEMINI (SUISSE) S.A.

Membre du Conseil de Surveillance :

Aventis (société cotée)

Administrateur :

CAP GEMINI France S.A.
CAP GEMINI TELECOM S.A.
CAP GEMINI GOUVIEUX S.A.
CAP GEMINI AMERICA INC. (USA)
CAP GEMINI UK - PLC

Représentant Permanent de CAP GEMINI S.A. au Conseil d'Administration :

CAP GEMINI UNIVERSITE S.A.

Directeur Général :

CAP GEMINI EUROPE BV
CAP GEMINI BENELUX BV

Nombre d'actions (*) détenues dans le capital d'Aventis : 2 100

Hubert Markl

Né le 17 août 1938

Membre du Conseil de Surveillance

Date de nomination : 15.12.1999

Echéance du mandat : 2004

Membre du Comité de Nomination et de Rémunération

Date de nomination : 15.12.1999

Echéance du mandat : 2004

Liste des mandats et fonctions

Président de :

MAX- PLANCK - GESELLSCHAFT, MUNICH

Membre du Conseil de Surveillance :

Aventis (société cotée)
BMW AG (société cotée)
SIEMENS AG (société cotée)

Nombre d'actions (*) détenues dans le capital d'Aventis : 100

Günter Metz

Né le 29 avril 1935

Membre du Conseil de Surveillance

Date de nomination : 15.12.1999

Echéance du mandat : 2004

Membre du Comité de Nomination et de Rémunération

Date de nomination : 15.12.1999

Echéance du mandat : 2004

Liste des mandats et fonctions

Président du Conseil de Surveillance :

CELANESE AG (société cotée)

Membre du Conseil de Surveillance :

Aventis (société cotée)
SCHENKER AG
ZÜRICH BETEILIGUNGS AG

Nombre d'actions (*) détenues dans le capital d'Aventis : 2 026

Christian Neveu

Né le 19 août 1944

Membre du Conseil de Surveillance

Date de nomination : 21.05.2001

Echéance du mandat : 2006

Liste des mandats et fonctions

Représentant des intérêts des salariés

Membre du Conseil de Surveillance :

Aventis (société cotée)

Coordinateur :

CGT pour le Groupe Aventis

Nombre d'actions (*) détenues dans le capital d'Aventis : 9

(*) Nombre d'actions Aventis en propriété exclusive

Composition du Conseil de Surveillance au 1er avril 2002

Mandats et fonctions des membres du Conseil de Surveillance

Didier Pineau-Valencienne *Né le 21 mars 1931* **Membre du Conseil de Surveillance** *Date de nomination 15.12.1999* *Echéance du mandat 2004* **Membre du Comité Financier et d'Audit** *Date de nomination 15.12.1999* *Echéance du mandat 2004*	Liste des mandats et fonctions *Président d'honneur :* SCHNEIDER ELECTRIC S.A. (société cotée) SQUARE D (société cotée) *Vice-Président :* CREDIT SUISSE FIRST BOSTON *Membre du Conseil de Surveillance :* Aventis (société cotée) LAGARDERE (société cotée) VIVARTE (société cotée) *Administrateur :* AFEP - AGREF AON France BOOZ ALLEN & HAMILTON (USA) COMPANIE GENERALE D'INDUSTRIE ET DE PARTICIPATION (CGIP) (société cotée) EQUITABLE (USA) (société cotée) FLEURY MICHON (société cotée) Nombre d'actions (*) détenues dans le capital d'Aventis : 8 011
Seham Razzouqi *Née le 17 mars 1950* **Membre du Conseil de Surveillance** *Date de nomination : 15.12.1999* *Echéance du mandat : 2004* **Membre du Comité Financier et d'Audit** *Date de nomination : 15.12.1999* *Echéance du mandat : 2004*	Liste des mandats et fonctions *Directeur Général Finance, Administration et Relations Internationales de Koweït Petroleum Corporation* *Gouverneur, délégué du Koweït auprès de :* l'OPEC *Membre du Conseil de Surveillance :* Aventis (société cotée) *Membre du Conseil d'Administration :* KUWAIT PETROLEUM CORPORATION PETROCHEMICAL INDUSTRIES HOLDING SARL PETROCHEMICAL RESOURCES HOLDING BV *Directeur Général Finance, Administration et Relations Internationales de :* KUWAIT PETROLEUM CORPORATION *Membre de :* Public authority for Industry Public authority for applied education and Training Nombre d'actions (*) détenues dans le capital d'Aventis : 200
Michel Renault *Né le 23 juin 1937* **Membre du Conseil de Surveillance** *Date de nomination : 15.12.1999* *Echéance du mandat : 2004* **Membre du Comité Financier et d'Audit** *Date de nomination : 15.12.1999* *Echéance du mandat : 2004*	Liste des mandats et fonctions *Président du Conseil de Surveillance :* D.M.C. (société cotée) *Président du Conseil de Direction :* GROUPEMENT DES CARTES BANCAIRES *Président du Collège des Associés Gérants :* ARJIL & ASSOCIES BANQUE (Groupe LAGARDERE) *Membre du Conseil de Surveillance :* Aventis (société cotée) *Administrateur :* BOLLORE INVESTISSEMENT V.E.V. S.A (société cotée) Nombre d'actions (*) détenues dans le capital d'Aventis : 900
Hans-Jürgen Schinzler *Né le 12 octobre 1940* **Membre du Conseil de Surveillance** *Date de nomination 15.12.1999* *Echéance du mandat 2004*	Liste des mandats et fonctions *Président du Directoire :* COMPAGNIE DE REASSURANCE MUNICHOISE *Président du Conseil de Surveillance :* ERGO VERSICHERUNGSGRUPPE AG (société cotée) *Vice-Président du Conseil de Surveillance :* MAN AG (société cotée) *Membre du Conseil de Surveillance :* ALLIANZ LEBENSVERSICHERUNGS AG (société cotée) Aventis (société cotée) DRESDNER BANK AG (société cotée) *Membre du Conseil d'Administration :* DRESDNER KLEINWORT WASSERSTEIN NORTH AMERICA INC. Nombre d'actions (*) détenues dans le capital d'Aventis : 50

(*) Nombre d'actions Aventis en propriété exclusive

Jürgen Dormann, actuel Président du Directoire d'Aventis et Jean-René Fourtou, actuel Vice-Président, seront proposés à l'Assemblée Générale Mixte qui se tiendra le 14 mai 2002 pour devenir membres du Conseil de Surveillance. Si cette résolution est acceptée par l'Assemblée Générale, le Conseil de Surveillance d'Aventis devrait élire, immédiatement après l'Assemblée Générale, Jürgen Dormann comme Président du Conseil de Surveillance, et Jean-René Fourtou comme Vice-Président.

Marc Viénot, actuel Président du Conseil de Surveillance, et Martin Frühauf, actuel Vice-Président, devraient demeurer membres du Conseil de Surveillance.

Le Conseil de Surveillance a mis en place le 15 décembre 1999 un Comité Financier et d'Audit ainsi qu'un Comité de Nomination et de Rémunération. Afin de renforcer la gouvernance, un Comité Stratégique devrait être mis en place au sein du Conseil de Surveillance, aux côtés des deux comités déjà existants.

Le Comité Financier et d'Audit

Membres: Martin Frühauf (Président)
Didier Pineau-Valencienne
Seham Razzouqi
Michel Renault

Rôle du Comité : le Comité prépare les séances du Conseil de Surveillance consacrées à l'examen des résultats trimestriels, semestriels et annuels ainsi que le projet de rapport du Conseil de Surveillance à l'Assemblée Générale annuelle des actionnaires. Le Comité participe également à l'analyse des opérations financières majeures proposées au Conseil de Surveillance par le Directoire. Le Comité participe à l'étude des rapports d'audit internes et externes et à l'information relative aux plans d'actions mis en œuvre par le Groupe.

Le Comité Financier et d'Audit s'est réuni quatre fois au cours de l'année 2001.

Le Comité de Nomination et de Rémunération

Membres: Serge Kampf (Président)
Jean-Marc Bruel
Hubert Markl
Günter Metz

Rôle du Comité : l'une des principales missions du Comité consiste à soumettre au Conseil de Surveillance des propositions sur la rémunération des membres du Directoire y compris l'attribution d'options de souscription ou d'achat d'actions. Le Comité est également chargé de proposer au Conseil de Surveillance des candidats en cas de vacances de postes au sein du Conseil de Surveillance et du Directoire.

Le Comité de Nomination et de Rémunération s'est réuni deux fois au cours de l'année 2001.

RÉMUNÉRATIONS

La politique de rémunération d'Aventis doit être capable de rivaliser avec celle des autres leaders mondiaux de l'industrie pharmaceutique. Il est nécessaire de recruter et motiver des dirigeants et du personnel devant permettre le développement de notre groupe. La rémunération totale comporte une rémunération fixe et une rémunération variable dont le montant est lié à la performance d'Aventis et aux objectifs individuels.

Le montant des jetons de présence versé aux membres du Conseil de Surveillance est calculé en fonction de leur participation aux séances du Conseil et des comités spécifiques.

La rémunération brute totale (jetons de présence) versée en 2001 par Aventis ou par les sociétés qu'elle contrôle, au sens de l'article L 233-16 du Code du Commerce, aux membres du Conseil du Surveillance (14 membres), s'est élevée à 1 108 500 euros.

La rémunération brute totale (part fixe, part variable, jetons de présence se rattachant à l'exercice, avantages en nature) versée en 2001 par Aventis ou par les sociétés qu'elle contrôle, au sens de l'article L 233-16 du Code du Commerce, aux membres du Directoire (4 membres), s'est élevée à 7 684 156 euros.

La rémunération brute totale versée en 2001 par Aventis ou par les sociétés qu'elle contrôle, au sens de l'article L 233-16 du Code du Commerce, aux membres du Comité Exécutif (8 membres, 4 de ces membres étant également membres du Directoire s'est élevée à 12 857 171 euros).

La rémunération brute totale (jetons de présence) versée en 2001 à chaque membre du Conseil de Surveillance s'est élevée respectivement à 125 000 euros pour Marc Viénot, 113 750 euros pour Martin Frühauf, 65 000 euros pour Joachim Betz, 48 750 euros pour Werner Bischoff, 87 250 euros pour Jean-Marc Bruel, 65 000 euros pour Alain Dorbais, 53 750 euros pour Serge Kampf, 87 250 euros pour Hubert Markl, 87 250 euros pour Günter Metz, 65 000 euros pour Christian Neveu, 93 250 euros pour Didier Pineau-Valencienne, 69 000 euros pour Seham Razzouqi, 88 250 pour Michel Renault et 60 000 euros pour Hanz-Jürgen Schinzler.

La rémunération brute totale (part fixe, part variable, jetons de présence se rattachant à l'exercice, avantages en nature) versée en 2001 à chaque membre du Directoire, s'est élevée respectivement à 2 350 080 euros pour Jürgen Dormann, 2 330 499 euros pour Jean-René Fourtou, 1 479 193 euros pour Igor Landau, 1 524 384 euros pour Horst Waesche.

INTÉRÊTS DES DIRIGEANTS ET DU PERSONNEL DANS LE CAPITAL

Options de souscription ou d'achat d'actions

Aventis a mis en place des plans d'options de souscription ou d'achat d'actions à l'intention de ses responsables et certains membres de son personnel afin de leur permettre d'acquérir des actions Aventis.

Lors du dernier plan d'options mis en place le 7 novembre 2001, 11 392 710 options ont été attribuées à 8 973 participants, chaque option donnant le droit de souscrire une action Aventis au prix de 83,81 euros jusqu'au 7 novembre 2011.

Au titre de l'année 2001, dans le cadre des plans du 29 mars et 7 novembre 2001, 1 120 000 options de souscription d'actions ont été attribuées aux membres du Directoire.

Le nombre d'options attribuées en 2001 (plan du 7 novembre 2001) par Aventis et les sociétés du groupe, à chaque membre du Directoire s'élève à 350 000 pour Jürgen Dormann, 350 000 pour Jean-René Fourtou, 210 000 pour Igor Landau et 210 000 pour Horst Waesche. Chaque option donne le droit de souscrire une action Aventis au prix de 83,81 euros jusqu'au 7 novembre 2011.

921 200 options de souscription ont été consenties en 2001 par Aventis et les sociétés du Groupe à 14 salariés (correspondant aux 10 niveaux d'attribution les plus importants accordés aux salariés non mandataires sociaux) au prix moyen pondéré de 83,56 euros (au titre des plans du 29 mars 2001 pour 80 000 options et du 7 novembre 2001 pour 841 200 options).

En 2001, 168 000 options ont été exercées par les membres du Conseil de Surveillance et du Directoire : 120 000 par Jean-René Fourtou au prix de 15,40 euros et 48 000 par Jean-Marc Bruel au prix de 15,40 euros (plan d'options du 14 décembre 1995).

341 227 actions ont été achetées ou souscrites par exercice d'options, en 2001, par les 10 salariés non mandataires sociaux du groupe, dont le nombre d'options ainsi exercées est le plus élevé, au prix moyen pondéré de 35,61 euros.

Les principales caractéristiques des plans d'options Aventis sont les suivantes :

Date des conseils et directoires ayant attribué les options	22.04.1994	07.02.1995	14.12.1995	17.12.1996	16.12.1997
Date des assemblées d'autorisation	22.04.1994	22.04.1994	13.04.1995	13.04.1995	23.04.1997
Nombre d'options initialement attribuées:	1 150 000	1 150 000	1 500 000	1 750 000	3 572 000
- Nombre de bénéficiaires	150	256	295	350	4 106
- Nombre d'actions pouvant être souscrites par les membres du comité exécutif	–	–	8 000	100 000	305 000
- Nombre de membres du comité exécutif	–	–	1	2	4
Point de départ d'exercice des options [1]	22.04.1997	07.02.1998	14.12.1998	06.01.2000	06.01.2001
Date d'expiration	21.04.2004	07.02.2005	14.12.2005	17.12.2006	16.12.2007
Nombre d'options exercées au 31.12.2001	1 003 100	982 720	977 976	572 700	591 358
Nombre d'options restant à lever au 31.12.2001	39 900	134 780	459 824	1 102 300	2 466 036
Rabais accordé par rapport au cours de référence	10 %	10 %	5 %	5 %	5 %
Prix d'exercice en euros	19,81	17,66	15,40	23,53	37,75

Date des conseils et directoires ayant attribué les options	15.12.1998	15.12.1999	11.05.2000	14.11.2000
Date des assemblées d'autorisation	23.04.1997	26.05.1999	26.05.1999	24.05.2000
Nombre d'options initialement attribuées:	5 428 000	5 035 005	747 727	11 897 705
- Nombre de bénéficiaires	4 570	5 916	479	7 123
- Nombre d'actions pouvant être souscrites par les membres du comité exécutif	790 000	715 000	–	2 240 000
- Nombre de membres du comité exécutif	4	6	–	8
Point de départ d'exercice des options [1]	06.01.2002	06.01.2003	11.05.2003	15.11.2003
Date d'expiration	15.12.2008	15.12.2009	11.05.2010	14.11.2010
Nombre d'options exercées au 31.12.2001	14 160	1 770	540	1 800
Nombre d'options restant à lever au 31.12.2001	4 645 551	4 813 989	731 727	11 776 095
Rabais accordé par rapport au cours de référence	5 %	5 %	5 %	5 %
Prix d'exercice en euros	40,08	58,75	58,29	79,75

Date des directoires ayant attribué les options	29.03.2001	07.11.2001 [2]
Date des assemblées d'autorisation	24.05.2000	24.05.2000
Nombre d'options initialement attribuées:	521 500	11 392 710
- Nombre de bénéficiaires	81	8 973
- Nombre d'actions pouvant être souscrites par les membres du comité exécutif	400 000	1 490 000
- Nombre de membres du comité exécutif	1	8
Point de départ d'exercice des options [1]	30.03.2004	08.11.2004
Date d'expiration	29.03.2011	07.11.2011
Nombre d'options exercées au 31.12.2001	0	0
Nombre d'options restant à lever au 31.12.2001	513 800	11 392 710
Rabais accordé par rapport au cours de référence	5 %	0
Prix d'exercice en euros	80,94	83,81

(1) Sauf conditions particulières d'exercice.
(2) Plan signifié aux bénéficiaires début 2002.

En octobre 1997, lors du rachat par le Groupe des intérêts minoritaires de Rhône-Poulenc Rorer Inc, les plans d'options d'achat d'actions de Rhône-Poulenc Rorer Inc. ont été rachetés ou échangés contre des options d'achat d'actions Rhône-Poulenc S.A. Au 31 décembre 2001, 2 376 394 de ces options n'avaient pas été exercées.

Lors de la création d'Aventis, les bénéficiaires d'options d'achat d'actions Hoechst de 1998 ont pu soit bénéficier d'un versement en cash, soit exercer leurs options, soit les voir converties en options d'achat d'actions Aventis. Les bénéficiaires d'options Hoechst de 1999 ont eu leurs options converties en options d'achat d'actions Aventis. Au 31 décembre 2001, 2 437 136 de ces options n'avaient pas été exercées.

Au 31 décembre 2001, un total de 42 890 242 options de souscription ou d'achat d'actions Aventis n'ont pas été exercées, 11 730 706 étant immédiatement exerçables.

L'exercice de la totalité des options de souscription ou d'achat d'actions Aventis au 31 décembre 2001 engendrerait la création de 38 076 712 actions Aventis.

Autres plans de rémunération

Depuis 1997, le groupe Hoechst a mis en place plusieurs plans d'options indexées sur le cours de l'action (« Stock Appreciation Rights »). Ces plans ont été adaptés et renommés dans le cadre de la création d'Aventis. Au 31 décembre 2001, 1 194 859 options restaient en circulation à un prix d'exercice moyen pondéré de 44,66 euros avec une échéance moyenne de deux ans. Parmi ces options en circulation, 985 122 options étaient exerçables à un prix d'exercice moyen pondéré de 44,02 euros, avec une échéance moyenne de un an.

En complément de ces différents plans, HMR Inc (Hoechst Marion Roussel Inc.) a mis en place en 1998 un programme complémentaire d'options indexées sur le cours de l'action (« Value-appreciation sharing program »), pour une durée de 5 ans à compter du 31 mars 1998, assorti d'une durée de blocage de 3 ans. Entre le 21 décembre 1999 et le 31 janvier 2000, les bénéficiaires ont eu la possibilité de bénéficier d'un versement en cash sur la base du cours moyen de l'action Hoechst au cours des 10 jours précédant la réalisation de l'offre publique d'échange.

Actions

Au 1er mars 2002, les membres du Conseil de Surveillance, du Directoire et du Comité Exécutif détenaient ensemble 470 775 actions Aventis, soit 0,06 % du capital.

INFORMATIONS SUR LES OPÉRATIONS CONCLUES AVEC LES MANDATAIRES SOCIAUX

Dans le cadre de leurs activités courantes, la société et le Groupe réalisent des opérations avec diverses entités auxquelles certains mandataires sociaux et dirigeants du Groupe sont liés.

Il n'existe pas d'opérations à caractère exceptionnel conclues au cours de l'exercice 2001 entre la société et l'ensemble des mandataires sociaux, ou entre la société et de telles entités, ou entre la société et l'un des actionnaires détenant une fraction de droit de vote supérieure à 5 %, ou entre la société et une entreprise contrôlant un tel actionnaire.

PRÊTS ET GARANTIES CONSTITUÉS EN FAVEUR DES ORGANES D'ADMINISTRATION, DE DIRECTION ET DE SURVEILLANCE

Néant.

Ressources Humaines

Aventis employait, au 31 décembre 2001, 91 729 personnes essentiellement dans les activités de la Pharmacie et de CropScience.

Fin 2001, fin 2000 et fin 1999, les effectifs se répartissaient de la façon suivante :

Répartition par secteur

	Au 31 décembre		
Activités stratégiques	2001	2000*	1999*
Aventis Pharma (médicaments de prescription)	60 279	61 399	65 870
Aventis Pasteur (vaccins)	6 517	6 030	5 445
Aventis Behring (protéines thérapeutiques)	7 411	6 694	5 166
Autres	724	1 051	1 550
Total	74 931	75 174	78 031
Activités non-stratégiques			
Aventis CropScience	15 314	15 742	16 366
Aventis Animal Nutrition	1 484	1 530	1 402
Total	16 798	17 272	17 768
Total Aventis	91 729	92 446	95 799

Répartition géographique

	Au 31 décembre		
	2001	2000*	1999*
Europe	47 968	48 687	51 738
Amérique du Nord	20 175	19 942	18 780
Asie-Pacifique	13 167	13 196	13 693
Amérique du Sud	7 214	7 715	8 338
Afrique	3 205	3 356	3 230
Total Aventis	91 729	92 446	95 799

* Messer qui comptait environ 10 000 salariés à fin 1999 et 2000 a été cédé en 2001.

LE DIALOGUE SOCIAL

Aventis estime que la qualité des relations sociales avec ses salariés est un élément important pour l'amélioration de sa performance. Un dialogue social de qualité a été poursuivi au cours de l'année 2001. Le Comité Européen d'Entreprise, mis en place en 2000, qui rassemble des représentants des salariés d'une quinzaine de pays s'est réuni 3 fois en 2001. Il a permis de promouvoir vis à vis des représentants des salariés l'information et le dialogue sur les activités, la stratégie, les questions financières et sociales.

Sur proposition du Directoire, l'Assemblée Générale des actionnaires du 21 mai 2001 a nommé quatre représentants des intérêts des salariés au Conseil de Surveillance.

Cette décision trouve son origine dans la signature d'accords entre la Direction et les instances de représentation française et allemande. Ainsi quatre représentants, deux représentants étant désignés par les Syndicats français et les deux autres par les Syndicats allemands, siègent au Conseil de Surveillance. Le Conseil de Surveillance, est ainsi composé de quatorze membres, dont quatre représentants des intérêts des salariés du Groupe Aventis.

L'ACTIONNARIAT DES SALARIÉS

Afin d'associer plus étroitement les salariés à la croissance d'Aventis, un plan mondial d'actionnariat salarié dénommé « Horizon » a été lancé en septembre 2000. Le prospectus relatif à cette opération a été enregistré auprès de la Commission des opérations de bourse sous le n° 00-1490 en date du 12 septembre 2000. Ce plan, parmi les premiers à avoir été lancé dans le monde, a été proposé dans 56 pays et a permis aux salariés de souscrire des actions Aventis via des Fonds Communs de Placement d'Entreprise dans la plupart des pays, dont la France. Dans certains pays, les actions ont été souscrites directement par les salariés. Plus de 29 000 salariés, soit 34 % des salariés éligibles du Groupe, ont souscrit un montant global de 4,94 millions d'actions Aventis. Des taux importants de participation ont été enregistrés chez Aventis Pharma et Aventis CropScience dans la plupart des pays où le plan était proposé. L'accueil positif réservé à ce plan d'actionnariat démontre l'intérêt des salariés d'Aventis pour la détention d'actions de leur entreprise. Les salariés d'Aventis détiennent à travers ce plan et à travers les fonds communs d'entreprise préexistants environ 3,4 % du capital d'Aventis. Un plan analogue sera proposé aux salariés du Groupe dans le courant de l'année 2002.

RÉDUCTION DU TEMPS DE TRAVAIL

Conformément aux nouvelles dispositions légales entrées en vigueur le 1er février 2000 avec effet rétroactif au 1er janvier 2000, les sociétés employant plus de 20 personnes en France doivent appliquer les dispositions de la Loi sur la semaine de 35 heures. Les entités Aventis ont en conséquence négocié leur propre accord d'application.

Aventis en Bourse

CAPITAL SOCIAL ET ACTIONNARIAT

Capital social assorti de droits de vote

Le capital social de la société est divisé en actions ordinaires. Au 31 décembre 2001, le nombre d'actions ordinaires en circulation s'élevait à 795 621 603, chaque action étant assortie d'un droit de vote.

ÉVOLUTION DE LA RÉPARTITION DU CAPITAL SOCIAL

Le tableau ci-dessous indique la répartition du capital social de la société sur la base de ses registres aux 31 décembre 2001, 2000 et 1999.

	31.12.01	31.12.00	31.12.99
	% du capital	% du capital	% du capital
Actionnaires			
Groupe Kuwait Petroleum	13,6 %	13,7 %	13,9 %
Capital détenu par le public [1]	86,2 %	86,3 %	86,1 %
Autocontrôle	0,2 %	NS	NS
Total	100,0 %	100,0 %	100,0 %

(1) Y compris les salariés du Groupe Aventis.

Le Groupe Kuwait Petroleum est, à la connaissance d'Aventis, le seul actionnaire dépassant les seuils légaux. Il reste, au 31 décembre 2001, le premier actionnaire du Groupe, avec une participation stable de 13,6 %.

A la connaissance d'Aventis, il n'existe pas de pacte conclu entre des actionnaires de la société.

PART DES SALARIÉS DANS LE CAPITAL

Conformément aux dispositions de l'article L 225-102 du Code de Commerce, il est indiqué qu'au 31 décembre 2001 la participation des salariés et anciens salariés du Groupe Aventis détenue dans le cadre du plan d'épargne entreprise en France est de 8 412 375 actions, représentait 1,1 % du capital d'Aventis.

Au niveau mondial, les salariés détiendraient environ 3,4 % du capital d'Aventis.

AUTOCONTRÔLE

Au 31 décembre 2001, l'autocontrôle représentait 0,24 % du capital d'Aventis et se répartissait comme suit :

- RHÔNE-POULENC RORER INC., filiale à 100 % d'Aventis, détenait 79 436 actions d'Aventis.
- RHÔNE-POULENC AG INC., filiale indirecte à 100 % d'Aventis, détenait 20 403 actions d'Aventis.
- Aventis détenait 1 801 787 de ses propres actions.

RÉPARTITION GÉOGRAPHIQUE DU CAPITAL

L'actionnariat d'Aventis est très international, ce qui reflète la dimension mondiale du Groupe. Une étude menée en début d'année 2002 montre qu'à fin 2001 la plus forte détention parmi les actionnaires identifiés (hors Group Kuwait Petroleum et salariés de l'entreprise), revenait à la France avec 21,1 % du capital, suivie par les Etats-Unis et le Canada : 19,9 %, le Royaume-Uni et l'Irlande : 13,2 %, et l'Allemagne : 10,8 %. Le reste de l'Europe détenait 12,3 % du capital et le reste du monde : 1,8 %.

CAPITAL POTENTIEL AU 31 DÉCEMBRE 2001

Au 31 décembre 2001, le nombre d'options de souscription et d'achat d'actions restant à exercer s'élève à 42 890 242. L'exercice de ces options donnerait lieu à création de 38 076 712 nouvelles actions.

Il n'existe pas d'autres titres donnant accès au capital.

Evolution du capital social au cours des cinq derniers exercices

Année	Opérations de capital	Montant des variations		Montant des variations	
		Nominal (F)	Prime (F)	Nominal (euros)	Prime (euros)
1997	Exercice d'options	75 000	272 490		
	Augmentation de capital réservée aux salariés et aux anciens salariés	29 602 525	124 692 021		
	Augmentation de capital consécutive au paiement du dividende en actions	119 358 425	687 504 528		
	Emission d'actions à bons de souscription d'actions (ABSA)	665 399 250	6 334 600 860		
	Imputation des dépenses relatives aux augmentations de capital sur la prime d'émission		(236 111 093)		
1998	Exercice d'options	1 525 000	6 280 860		
	Augmentation de capital consécutive à la levée d'options de souscription et à l'exercice de bons de souscription d'actions	750	8 340		
	Augmentation de capital réservée aux salariés et aux anciens salariés	42 609 925	313 993 410		
	Imputation des dépenses relatives aux augmentations de capital sur la prime d'émission		(13 940 773)		
	Augmentation de capital consécutive à l'apport à Rhône Poulenc S.A. de titres participatifs « masse 1983 et assimilés »	232 981 375	821 450 922		
	Conversion des 926 820 actions « B » en actions « A » (1 action « A » pour une action « B »)				
1999	Augmentation de capital consécutive à la levée d'options de souscription et à l'exercice de bons de souscription d'actions au cours de l'année 1998	5 993 950	23 000 445		
	Conversion du capital en euros : Nominal de chaque action arrondi par prélèvement sur le poste Prime d'émission			3 265 452	(3 265 452)
	Imputation des dépenses relatives aux augmentations de capital sur la prime d'émission				(10 222 196)
	Emission d'actions en rémunération de l'apport en nature d' actions Gallus GmbH			412 663 163	4 483 120 749
	Emission d'actions en rémunération de l'apport des actions Hoechst AG, résultant de l'OPE			1 137 708 969	12 359 927 252
	Augmentation de capital consécutive à la levée d'options de souscription et à l'exercice de bons de souscription d'actions au cours de l'année 1999			6 912 691	26 918 029

Montants successifs du capital (F)	Montants successifs des primes (F)	Montants successifs du capital (euros)	Montants successifs des primes (euros)	Nombre d'actions ordinaires « A »	Nombre d'actions privilégiées « B »
8 206 267 100	16 145 580 991			327 323 864	926 820
8 235 869 625	16 270 273 012			3 328 507 965	926 820
8 355 228 050	16 957 777 540			333 282 302	926 820
9 020 627 300	23 292 378 400			359 898 272	926 820
	23 056 267 307				
9 022 152 300	23 062 548 167			359 959 272	926 820
9 022 153 050	23 062 556 507			359 959 302	926 820
9 064 762 975	23 376 549 917			361 663 699	926 820
9 297 744 340	24 184 060 066			370 982 954	926 820
9 297 744 350	24 198 000 839			370 982 954	926 820
9 297 744 350	24 184 060 066			371 909 774	–
9 303 738 300	24 207 060 511	1 418 345 760	3 690 342 585	372 149 532	
		1 421 611 212	3 687 077 133	372 149 532	
		1 421 611 212	3 676 854 937	372 149 532	
		1 834 274 375	8 159 975 686	480 176 538	
		2 971 983 344	20 519 902 938	778 006 111	
		2 978 896 035	20 546 820 967	779 815 716	

Année	Opérations de capital	Montant des variations Nominal (F)	Prime (F)	Montant des variations Nominal (euros)	Prime (euros)
2000	Augmentation de capital réservée aux salariés et aux anciens salariés			18 884 384	325 730 905
	Imputation des dépenses relatives à l'augmentation de capital sur les primes d'émission				(5 832 840)
	Augmentation de capital consécutive à la levée d'options de souscription et à l'exercice de bons de souscription			4 279 206	24 121 861
2001	Augmentation de capital consécutive à la levée d'options de souscription et à l'exercice de bons de souscription			37 214 899	392 529 100
	Imputation des dépenses relatives à l'augmentation de capital sur les primes d'émission				(461 496)

MARCHÉ DES TITRES

Actions ordinaires Aventis

Les actions ordinaires Aventis sont cotées à la Bourse de Paris (« Euronext Paris ») au premier marché. Ces actions ordinaires sont également cotées à la bourse de Francfort. Aux Etats-Unis, elles sont négociées sous la forme d'*American Depositary Shares* (« ADS ») émises par Citibank N.A. en sa qualité de banque dépositaire ; chaque ADS représente une action ordinaire « Actions/ADS », cotée au *New York Stock Exchange* (« NYSE ») sous le symbole d'identification AVE.

Au 31 décembre 2001, 795 621 603 actions ordinaires étaient en circulation, dont 32 906 373, soit 4,14 %, sous la forme d'actions/ADS.

Montants successifs du capital (F)	Montants successifs des primes (F)	Montants successifs du capital (euros)	Montants successifs des primes (euros)	Nombre d'actions ordinaires « A »	Nombre d'actions privilégiées « B »
		2 997 780 419	20 872 551 872	784 759 272	
		2 997 780 419	20 866 719 032	784 759 272	
		3 002 059 625	20 890 840 893	785 879 483	
		3 039 274 524	21 283 369 993	795 621 603	
		3 039 274 524	21 282 908 497	795 621 603	

Les actions ordinaires de la société ont été intégrées le 22 février 1993 dans l'indice principal publié par Euronext Paris, l'indice CAC 40. Cet indice est calculé quotidiennement en comparant la capitalisation boursière globale de 40 valeurs inscrites au premier marché d'Euronext Paris à une base définie le 31 décembre 1987. Il est procédé à des ajustements afin d'intégrer à l'échantillon de nouvelles émissions de titres. L'indice CAC 40 reflète les tendances du marché boursier français dans son ensemble et s'inscrit parmi les indices de cours les plus suivis en France.

Les tableaux ci-après établissent le cours le plus haut et le plus bas en euros des actions ordinaires Aventis à Euronext Paris et à Deutsche Börse Francfort pour les périodes données. Ils établissent également le cours le plus haut et le plus bas en dollars des ADS au NYSE (source : Bloomberg).

Historique des cours (en euros) et volumes de l'action Aventis à Euronext Paris depuis janvier 2000

Années	Mois	Nombre de titres échangés	Dernier cours du mois (cours de clôture)	Plus haut cours du mois (cours de séance)	Plus bas cours du mois (cours de séance)
2000	Janvier	51 698 064	54,10	62,95	52,20
	Février	45 688 219	53,00	59,45	49,30
	Mars	47 726 996	57,20	58,65	47,28
	Avril	40 000 186	60,50	63,90	55,50
	Mai	42 984 817	69,70	71,30	60,65
	Juin	40 730 022	76,45	77,10	63,10
	Juillet	37 099 067	83,10	83,10	67,50
	Août	41 874 189	84,50	86,30	78,00
	Septembre	35 269 029	85,00	89,80	80,95
	Octobre	38 257 185	85,00	89,40	76,50
	Novembre	44 021 970	90,15	95,40	80,10
	Décembre	44 182 964	93,50	94,00	80,80
2001	Janvier	46 939 771	84,95	93,00	75,10
	Février	38 320 186	87,80	89,85	81,70
	Mars	45 274 893	87,90	91,65	78,00
	Avril	45 707 416	87,30	91,60	82,20
	Mai	56 159 772	87,60	89,60	81,75
	Juin	53 254 258	94,30	94,50	85,20
	Juillet	50 353 581	87,85	94,75	81,10
	Août	46 315 985	80,50	89,95	78,65
	Septembre	73 374 837	83,30	84,00	65,20
	Octobre	53 630 896	81,75	88,50	79,50
	Novembre	56 509 394	78,00	86,90	76,25
	Décembre	45 374 105	79,75	80,10	71,60
2002	Janvier	51 329 025	80,65	81,85	74,10
	Février	50 182 478	85,75	85,75	75,10
	Mars	58 570 187	79,20	85,95	77,25

Source : Bloomberg

Historique des cours (en euros) et volumes de l'action Aventis à Deutsche Börse Francfort depuis janvier 2000

Années	Mois	Nombre de titres échangés	Dernier cours du mois (cours de clôture)	Plus haut cours du mois (cours de séance)	Plus bas cours du mois (cours de séance)
2000	Janvier	2 801 475	53,90	64,45	52,40
	Février	2 118 110	53,20	59,10	49,20
	Mars	1 681 431	56,50	58,00	46,55
	Avril	1 033 039	60,50	63,50	55,30
	Mai	1 732 497	69,60	70,30	60,00
	Juin	1 376 716	75,60	76,85	63,30
	Juillet	1 305 630	82,50	82,80	68,30
	Août	1 131 638	84,00	85,90	77,50
	Septembre	734 952	84,50	89,50	80,00
	Octobre	612 901	84,20	89,00	76,50
	Novembre	821 483	89,00	94,30	79,20
	Décembre	1 185 243	93,00	93,40	81,50
2001	Janvier	1 418 729	84,50	92,80	73,50
	Février	1 154 922	87,80	89,75	81,50
	Mars	1 513 179	86,50	91,35	77,50
	Avril	2 106 508	86,50	91,35	81,10
	Mai	1 409 806	87,50	89,10	81,42
	Juin	2 422 198	92,00	94,50	85,00
	Juillet	1 800 364	86,41	94,61	81,25
	Août	1 244 179	83,70	89,75	78,50
	Septembre	1 988 954	82,50	84,50	63,00
	Octobre	1 574 600	81,40	88,41	79,20
	Novembre	1 276 560	77,00	87,66	76,00
	Décembre	1 015 079	78,35	79,87	71,50
2002	Janvier	1 184 767	80,70	81,71	74,20
	Février	1 329 928	85,50	87,35	74,80
	Mars	1 166 044	79,50	85,85	77,40

Source : Bloomberg

Historique des cours (en dollars) et volumes de l'ADS Aventis au NYSE depuis janvier 2000

Années	Mois	Nombre de titres échangés	Dernier cours du mois (cours de clôture)	Plus haut cours du mois (cours de séance)	Plus bas cours du mois (cours de séance)
2000	Janvier	3 874 800	54,00	63,56	51,56
	Février	2 667 500	52,00	58,00	49,25
	Mars	3 494 600	54,00	55,50	45,50
	Avril	2 456 500	56,25	60,63	53,00
	Mai	4 936 100	63,94	65,00	52,00
	Juin	3 076 400	72,56	72,75	60,75
	Juillet	4 842 700	75,56	76,69	65,06
	Août	2 737 100	74,75	78,63	71,75
	Septembre	2 776 100	75,31	78,94	69,69
	Octobre	2 279 900	72,06	77,56	66,63
	Novembre	2 733 400	78,44	79,94	68,75
	Décembre	4 789 700	84,25	87,50	73,81
2001	Janvier	4 261 700	79,33	86,44	72,38
	Février	3 828 800	80,76	82,25	74,82
	Mars	5 286 900	76,85	84,50	69,51
	Avril	3 495 100	76,90	81,19	73,68
	Mai	4 162 700	74,58	78,10	71,43
	Juin	2 791 900	79,89	80,45	72,44
	Juillet	2 135 800	77,00	79,00	71,30
	Août	2 254 300	73,00	78,39	71,62
	Septembre	4 542 300	75,09	76,25	64,05
	Octobre	4 556 700	73,15	79,59	72,35
	Novembre	3 883 300	69,51	77,53	67,43
	Décembre	2 585 200	71,00	71,00	64,71
2002	Janvier	3 476 700	69,99	71,20	66,63
	Février	3 884 400	74,15	74,21	66,04
	Mars	4 996 800	68,75	74,07	68,00

Source : Bloomberg

TITRES DONNANT ACCÈS AU CAPITAL

Bons de souscription

Le 4 novembre 1997, Aventis a réalisé une émission de 26 615 970 actions à bon de souscription d'actions ABSA, chaque unité étant constituée d'une action ordinaire et d'un bon de souscription. Aux Etats-Unis, des ABSA ont également été proposées sous la forme de parts américaines composées d'un ADS attaché à un *American Depositary Warrant*. Pour trois bons de souscription possédés, le titulaire pouvait acheter une action ordinaire (sous réserve de modification en cas d'occurence de certains événements) à émettre par la société au prix d'exercice de 303 FRF soit 46,19 euros. Les bons de souscription et les *American Depositary Warrants* sont venus à échéance le 5 novembre 2001. Les actions ordinaires émises par exercice des bons de souscription, donnent à leur titulaire le droit à toutes les sommes distribuées ou versées au titre de la période de l'exercice des bons de souscription et de toutes les périodes suivantes.

Options de souscription et d'achat d'actions

A la fin de l'exercice 2001, 42 890 242 options de souscription et d'achat d'actions étaient en circulation, dont 11 730 706 options étaient exerçables. L'exercice de toutes ces options par les salariés et les mandataires sociaux entraînerait la création de 38 076 712 actions nouvelles d'Aventis.

Ces options sont décrites dans la note 31 des états financiers consolidés.

Il n'existe pas d'autre titre ouvrant droit au capital.

INFORMATION DES ACTIONNAIRES

En 2001, Aventis a multiplié les actions d'information en direction de la communauté financière, renforçant ainsi le dialogue noué avec ses différents partenaires : investisseurs institutionnels et actionnaires individuels, analystes et représentants de la presse économique et financière, associations d'actionnaires et institutions s'intéressant au développement du Gouvernement d'entreprise.

Cette politique a porté ses fruits puisque le Groupe s'est vu décerner plusieurs récompenses dans ce domaine, par exemple le prix du meilleur programme de relations investisseurs pour l'industrie pharmaceutique européenne et le 7e rang au classement du Thompson Extel Survey, parmi 680 sociétés européennes.

Les actions ont consisté essentiellement en réunions tout au long de l'année avec les analystes sur les grandes places financières, en contacts avec les investisseurs institutionnels, en réunions avec les actionnaires individuels et en participation à des manifestations organisées par les institutions de place.

L'information en ligne, très complète, comme la forte couverture de presse dont bénéficie le Groupe, permettent à toute personne intéressée de disposer d'une information riche et à jour sur Aventis.

Il faut aussi souligner, en amont, le travail du Comité d'actionnaires, composé de personnalités indépendantes extérieures au Groupe, qui apporte ses avis et ses suggestions dans l'élaboration de la communication vers les actionnaires individuels.

CALENDRIER DE COMMUNICATION FINANCIÈRE 2002

Publication des résultats annuels 2001 : mercredi 13 février 2002.

- Résultats du 1er trimestre : semaine du 29 avril 2002.
- Assemblée Générale des actionnaires sur 2e convocation : 14 mai 2002 (1re convocation le 2 mai).
- Journée R&D à Londres : 18 juin 2002.
- Journée R&D à NewYork : 19 juin 2002.
- Résultats du 2e trimestre : semaine du 29 juillet 2002.
- Résultats du 3e trimestre : semaine du 28 octobre 2002.

L'Assemblée Générale sera transmise en direct dans son intégralité sur le site du Groupe (www. Aventis.com) qui hébergera aussi une retransmission en différé de ses moments forts.

2. *Activités d'Aventis*

Organigramme simplifié au 31 décembre 2001


Aventis
Activités stratégiques
Activités non-stratégiques (2)
MÉDICAMENTS DE PRESCRIPTION
Aventis Pharma
VACCINS
Aventis Pasteur
PROTÉINES THÉRAPEUTIQUES
Aventis Behring
SANTÉ ANIMALE
Mérial (1)
PROTECTION ET PRODUCTION DES CULTURES
Aventis CropScience (3)
NUTRITION ANIMALE
Aventis Animal Nutrition (4)

(1) 50 % détenus par Aventis et 50 % par Merck & Co.
(2) Les activités non-stratégiques incluent également des participations dans les sociétés de chimie Wacker, Rhodia et Dystar, ainsi qu'une participation dans la société de diagnostic Dade Behring.
(3) 76 % détenus par Aventis et 24 % détenus par Schering AG.
(4) La cession d'Aventis Animal Nutrition à CVC Capital Partners a été finalisée le 2 avril 2002.

Présentation du Groupe

VUE D'ENSEMBLE

Aventis est l'un des leaders mondiaux en matière de découverte, de développement et de commercialisation de produits pharmaceutiques innovants. L'activité stratégique d'Aventis comprend les médicaments de prescription, les vaccins, les protéines thérapeutiques et 50 % de participation dans Merial, co-entreprise de santé animale.

Aventis a accentué son recentrage stratégique sur les produits pharmaceutiques. En 2001, ont été conclus des accords de cession d'Aventis CropScience à Bayer AG pour un montant de 7,25 milliards d'euros comprenant une dette de 1,9 milliard d'euros.

Par ailleurs, la vente de Messer Griesheim (gaz industriels) a été finalisée en 2001. Le chiffre d'affaires du Groupe Aventis en 2001 s'est élevé à 22,941 milliards d'euros, contre 22,304 milliards en 2000, tandis que le résultat par action s'est élevé à 1,91 euro contre une perte par action de 0,19 euro l'année précédente. Le résultat par action avant amortissement des écarts d'acquisition a augmenté très fortement en passant de 0,77 euro à 2,74 euros.

Depuis sa création en décembre 1999, Aventis a constamment atteint, voire dépassé, ses objectifs de croissance. En 2001, le chiffre d'affaires net de son activité stratégique s'est élevé à 17,674 milliards d'euros, contre 16,091 milliards en 2000, soit une progression de 9,8 % (+ 15,3 % d'écart sur activité). Dans le même temps, la marge brute en pourcentage du chiffre d'affaires est passée de 68,4 % en 2000 à 71,2 %. L'EBITA (mesure de performance non auditée définie comme le résultat opérationnel avant amortissement des écarts d'acquisition plus la quote-part de résultat des sociétés en équivalence) s'est élevée à 3,861 milliards d'euros contre 3,075 milliards d'euros avant éléments exceptionnels en 2000, et le résultat par action a progressé de 38,2 %, passant de 1,50 euro en 2000 à 2,07 euros.

Stratégie

NOS AXES STRATÉGIQUES

Trois produits phares

Les trois produits phares – *Allegra/Telfast* médicament contre l'allergie, *Lovenox/Clexane* agent antithrombotique et *Taxotere*, agent de chimiothérapie – sont les principaux moteurs de la croissance d'Aventis. En 2001, chacun de ces produits a généré un chiffre d'affaires dépassant le milliard d'euros. Aventis concentre ses ressources afin d'optimiser le potentiel de ces trois principaux produits ainsi que celui d'autres produits estimés à fort potentiel également. Ce groupe de produits constitue les « marques stratégiques » d'Aventis.

En 2001, Aventis a encore intensifié ses efforts marketing sur les quatre marchés pharmaceutiques les plus importants – les Etats-Unis, la France, l'Allemagne et le Japon. Ces quatre pays ont représenté 62,8 % du chiffre d'affaires de l'activité stratégique d'Aventis contre 61,2 % en 2000, dont 36,6 % a été réalisé aux Etats-Unis, contre 33,2 % en 2000. Aventis s'est fixé l'objectif de réaliser plus de 40 % de son chiffre d'affaires aux Etats-Unis d'ici à 2004.

De nouveaux produits alimentent la croissance

En 2001, le lancement de nouveaux produits sur certains marchés clés a contribué à la croissance d'Aventis. *Lantus*, nouvelle insuline basale à prise unique et action prolongée pour le traitement du diabète de type I et II, a été lancé aux Etats-Unis en 2001, tandis que *Ketek*, premier produit d'une nouvelle famille d'antibiotiques pour le traitement des infections sévères des voies respiratoires, a été lancé en Allemagne. Aventis a également bénéficié de l'introduction de produits existants sur de nouveaux marchés. Ainsi, *Allegra* a été lancé au Japon, deuxième marché mondial pour les anti-allergiques, en novembre 2000.

La concentration accrue sur ses marques stratégiques, l'amélioration de son mix-produit et l'augmentation de la part de son chiffre d'affaires généré dans les pays clés, ont contribué au renforcement de la rentabilité d'Aventis. La progression des résultats provient avant tout de la croissance de l'activité, mais également des synergies liées à la création d'Aventis et permettant de réduire les coûts et les efforts visant à améliorer l'efficacité opérationnelle. Des progrès dans la standardisation des procédures et applications informatiques ont été réalisés. Aventis axe à présent ses efforts sur la réalisation d'économies supplémentaires en affinant ses procédures administratives et en optimisant la gestion de sa chaîne logistique.

Ayant considérablement concentré ses ressources sur Aventis Pharma, amélioré son mix-produit et renforcé sa présence sur les marchés principaux, l'objectif d'Aventis est à présent de générer une croissance durable à long terme.

Des objectifs de croissance ambitieux

Le processus de lancement de nouveaux produits provenant d'un pipeline de plus de 30 molécules actuellement en cours de développement, s'accélère. Les investissements d'Aventis dans la Recherche & Développement se sont élevés à 2,98 milliards d'euros en 2001, soit 16,8 % du chiffre d'affaires de l'activité stratégique. Ces investissements sont principalement consacrés à la découverte d'innovations thérapeutiques pour le traitement de certaines maladies, notamment les maladies respiratoires/allergiques, cardio-vasculaires, le cancer et le diabète. Pour poursuivre le développement de ses marques existantes, Aventis développe également de nouvelles indications et posologies.

Aventis recherche en permanence des alliances et partenariats stratégiques pour compléter et renforcer ses capacités internes par l'intégration de technologies de pointe et de savoir-faire. Aventis est aujourd'hui un partenaire privilégié pour les alliances de R&D, ainsi que pour la conclusion d'accords de licences et de co-marketing, ce type de partenariat faisant dorénavant partie de la stratégie d'Aventis. En 2001, grâce à une série de partenariats stratégiques pour le développement de traitements contre l'asthme, le cancer, le rhume et les complications du diabète, Aventis a ainsi conforté sa position par rapport à la concurrence.

Aventis s'est fixé des objectifs ambitieux visant à concentrer encore davantage ses ressources sur ses marques stratégiques et ses marchés clés, mais visant également à développer l'innovation, à renforcer la productivité et à commercialiser les produits de son pipeline. Aventis a pour objectif d'atteindre une croissance de son chiffre d'affaires net de 11 % à 12 % d'ici à la fin de l'année 2004, assortie d'une augmentation annuelle d'environ 25 % à 30 % du résultat par action durant cette même période. En réalisant ces objectifs, Aventis devrait se positionner parmi les sociétés pharmaceutiques dont le chiffre d'affaires et les résultats croissent le plus rapidement.

CHIFFRES-CLÉS D'AVENTIS

Chiffre d'affaires net par activité [4]

(en millions d'euros, à l'exception des pourcentages)

	2001		2000	
		%		%
Activité stratégique [1] (total)	17 674	77	16 091	72
Médicaments de prescription	15 168	66	13 871	62
Vaccins	1 425	6	1 091	5
Protéines thérapeutiques	1 129	5	1 151	5
Eliminations	(48)	–	(23)	–
Activités non-stratégiques (total)	5 310	23	6 288	28
CropScience	4 303	19	4 034	18
Autres	1 013	4	2 259	10
Eliminations	(6)	–	(5)	–
Eliminations (Intra-groupe) [2]	(43)	–	(74)	–
Aventis (total)	22 941	100	22 304	100

Résultat opérationnel par secteur d'activité *(en millions d'euros)*

	2001	2000
Activité stratégique [1] [3]	3 064	826
Activités non-stratégiques	575	(209)
Aventis (total)	3 639	617

(1) Le chiffre d'affaires et le résultat opérationnel de Merial ne sont pas pris en compte, étant donné que Merial est comptabilisé par mise en équivalence.
(2) Elimination des ventes réalisées entre activité stratégique et activités non-stratégiques.
(3) Inclut les activités Corporate.

Les dénominations de produits mentionnés en italique dans le présent rapport annuel sont des marques d'Aventis et/ou de ses filiales, hormis :

- les marques faisant l'objet d'accords de licence passés par Aventis et/ou ses filiales telles qu'Actonel, marque de Procter & Gamble Pharmaceutical, Copaxone, marque de Teva Pharmaceutical Industries, Campto, marque de Kabushiki Kaisha Yakult Honsha, Tavanic, marque de Daiichi Pharmaceutical Co. Ltd, Exubera, marque de Pfizer Products Inc., Dexlipotam, marque d'Asta Media AG, Picovir, marque de Sanofi-Synthelabo, Stamaril et Mutagrip, marques de l'Institut Pasteur.

- les marques vendues par Aventis et/ou ses filiales, telles que la Josacine, propriété de Yamanouchi Pharmaceutical Co. Ltd, Cardizem, propriété de Biovail (seulement aux États-Unis), Ionamin, propriété de Medera Pharmaceutical Manufacturers Inc. (à l'exception du Canada et de l'Espagne).

- les marques détenues par des concurrents, telles que Cipro et Kogenate, marques de Bayer AG.

Evénements clés en 2001

JANVIER

Aventis annonce que Biovail a acquis les droits (avec cession ultérieure fin 2001) en Amérique du Nord sur la gamme *Cardizem* de médicaments cardiovasculaires pour un montant de 409 millions de dollars. Le litige concernant cette affaire est ainsi réglé.

Dans le cadre de son recentrage sur l'activité pharmaceutique, Aventis cède sa participation dans Messer Griesheim, producteur de gaz industriels.

MARS

Outre son pipeline en phase avancée, Aventis convient avec Altana AG d'assurer conjointement le développement et la commercialisation de la ciclésonide, un médicament corticostéroïde inhalé très prometteur pour le traitement de l'asthme.

AVRIL

Aventis élargit son pipeline diabète en convenant avec Asta Medica du co-développement du dexlipotam et d'autres nouvelles molécules.

Aventis publie son deuxième rapport sur l'environnement, la santé et la sécurité (EHS) mentionnant les objectifs à atteindre au cours des cinq prochaines années.

MAI

Aventis se joint à l'Organisation mondiale de la santé (OMS) pour lutter, dans le cadre d'un projet de 25 millions de dollars, contre la maladie du sommeil, une affection mortelle très répandue en Afrique subsaharienne.

Taxotere, un nouveau produit de chimiothérapie à fort potentiel bénéficie d'un appui renforcé par des études publiées dans « The Lancet » et présentées lors du congrès de l'American Society of Clinical Oncology.

Assemblée Générale : les actionnaires approuvent la distribution d'un dividende de 0,50 euro par action et procèdent à l'élection de quatre représentants du personnel au Conseil de Surveillance.

Lancement aux Etats-Unis de *Lantus*, insuline basale de longue durée qui permet le traitement des diabètes de type I et II.

JUIN

Ketek, premier produit d'une nouvelle famille d'antibiotiques, est autorisé aux Etats-Unis pour certaines indications, mais n'est pas approuvé pour l'amygdalite/pharyngite en l'absence de données complémentaires. En juillet, l'Europe autorise le produit pour toutes les indications mentionnées ; le produit est d'abord lancé en Allemagne au mois d'octobre, puis dans d'autres pays de l'UE.

JUILLET

Aventis ajoute à son pipeline oncologique une nouvelle molécule d'Ajinomoto qui s'attaque aux tumeurs en bloquant l'apport en sang.

AOÛT

Aventis convient de développer et de commercialiser des composés du Coley Pharmaceutical Group qui représentent une avancée importante dans leur classe thérapeutique (first-in-class) pour le traitement de l'asthme et des allergies.

Copaxone, la thérapie connaissant la plus forte croissance en terme de chiffre d'affaires aux Etats-Unis dans le traitement des formes récidivantes de sclérose en plaques, est autorisé en Europe pour la vente par Aventis et Teva.

Aventis élargit son alliance avec Millennium Pharmaceuticals en intégrant 11 nouveaux projets au pipeline conjoint pour le traitement des maladies inflammatoires.

Lovenox/Clexane bénéficie d'un appui scientifique, avec publication dans *The Lancet*, pour un nouveau traitement des patients après une crise cardiaque.

Aventis intente le premier d'une série de procès en contrefaçon de brevets à Barr Laboratories, société américaine de médicaments génériques, ayant déposé auprès de la FDA une demande d'autorisation de mise sur le marché de formes génériques d'*Allegra*.

SEPTEMBRE

Aventis conclut un accord de développement et de commercialisation conjoints du premier composé oral de ViroPharma *Picovir*, aux Etats-Unis, en cours d'examen pour le traitement du rhume. Mais en mars 2002, la « Food and Drug Administration » américaine a émis un avis défavorable.

Suite aux attaques terroristes aux Etats-Unis, Aventis verse 1 million de dollars à la Croix Rouge américaine et s'engage à contribuer à la protection contre le bioterrorisme au niveau mondial.

Aventis fait partie du Dow Jones Sustainability World Index (DJSI World), une liste mondiale de sociétés engagées dans une approche de durabilité environnementale et économique.

OCTOBRE

Aventis intensifie son recentrage sur Aventis Pharma, convient avec son partenaire Schering AG de céder Aventis CropScience à Bayer AG pour une valeur d'entreprise de 7,25 milliards d'euros, y compris 1,9 milliard d'euros d'endettement. La cession devrait être achevée courant 2002.

Une étude de thérapie combinée avec *Taxotere* fait état d'une survie prolongée de deux ans par rapport à la thérapie standard pour les patients atteints d'un cancer du poumon non à petites cellules.

De nouvelles données indiquent que le *Delix/Tritace*, dont l'efficacité en matière de prévention des accidents cardiovasculaires et vasculaires cérébraux a déjà été prouvée, pourraient réduire le risque de survenue du diabète.

NOVEMBRE

Lancement d'une étude déterminante destinée à évaluer l'association du *Lovenox/Clexane* avec des médicaments anti-plaquettes pour le traitement de patients atteints de troubles cardiaques graves.

L'étude met en évidence que la posologie hebdomadaire d'*Actonel*, dans le traitement et la prévention de l'ostéoporose ayant fait l'objet d'une demande d'approbation auprès de la FDA et de l'Union européenne au troisième trimestre 2001, est aussi efficace que la posologie journalière.

Dans le cadre de sa concentration sur Aventis Pharma, Aventis décide de vendre Aventis Animal Nutrition à CVC Capital Partners. La cession est intervenue le 2 avril 2002.

Evénements clés en 2002

JANVIER

Actonel obtient l'autorisation de mise sur le marché de la part des autorités réglementaires japonaises et devrait être commercialisé au cours du second trismestre 2002.

Après l'Allemagne, Ketek a été lancé en Espagne et en Italie. Son introduction sur les marchés des autres états membres de la CEE devrait être réalisée d'ici le troisième trimestre 2002.

Une demande d'autorisation de mise sur le marché a été déposée auprès des autorités réglementaires japonaises.

FÉVRIER

Aventis et Bayer ont signé une lettre d'intention sans engagement afin de rapprocher leurs activités dans le domaine des protéines thérapeutiques. Bayer y détiendrait une participation majoritaire. Aventis se réserve plusieurs options quant à l'évolution de sa participation dans cette activité.

MARS

L'Assemblée Générale de mai 2002 proposera le changement du nombre des membres du Directoire, qui pourra comprendre jusqu'à 7 membres. Elle proposera également de nommer Jürgen Dormann et Jean-René Fourtou membres du Conseil de Surveillance.

Le Conseil de Surveillance devrait, lors de sa réunion qui suivra l'Assemblée Générale de mai 2002 et si les propositions ci-dessus sont acceptées, élire Jürgen Dormann comme Président et Jean-René Fourtou comme Vice-Président. Il devrait également nommer, comme Président du Directoire, Igor Landau, et comme membres du Directoire Richard J. Markhan, Patrick Langlois, Franck L. Douglas, Dirk Oldenburg et Thierry Soursac - voir « Gouvernement d'entreprise », pour plus d'informations.

De nouvelles indications thérapeutiques émanant de l'*American Heart Association* et de l'*American College of Cardiology* recommandent l'utilisation de Lovenox, pour les patients dans les cas d'angine de poitrine sévère ou d'infarctus rudimentaire.

Horst Waesche, membre du Directoire, est décédé soudainement à l'âge de 62 ans.

Activités stratégiques

Présentation des marques stratégiques

Domaine thérapeutique	Marque stratégique (nom de la molécule)	Ventes 2001 (en millions d'euros)	Ventes 2000 (en millions d'euros)	Variation	Développements clés
Maladies respiratoires/ Allergies	*Allegra/Telfast* (fexofénadine)	1 762	1 166	51,1 %	Deuxième anti-histaminique le plus vendu au monde Produit de sa catégorie à la croissance la plus rapide aux Etats-Unis, ses prescriptions ont augmenté de 28 % en 2001
	Nasacort (acétonide de triamcinolone)	266	204	30,5 %	Un des produits leaders du traitement des allergies par voie nasale Forte croissance dans des marchés clés, tirée par les Etats-Unis
Cardiologie/ Thrombose	*Lovenox/Clexane* (énoxaparine sodique)	1 453	1 042	39,4 %	Antithrombotique disposant du plus large spectre d'indications autorisées, produit le plus étudié de sa catégorie De nouvelles indications et des essais cliniques alimentent une forte croissance
	Delix/Tritace (ramipril)	709	530	33,8 %	Les résultats de l'étude HOPE sur les maladies cardiaques et complications liées au diabète sont le moteur de la progression de cet inhibiteur de l'enzyme de conversion de l'angiotensine Commercialisé en dehors des Etats-Unis
Oncologie	*Taxotere* (docétaxel)	1 003	744	34,8 %	Un des agents anticancéreux leaders dans le traitement des cancers du sein et du poumon En cours d'étude en association à d'autres anti-cancéreux
	Campto [1] (irinotecan)	202	151	33,3 %	Nouvel agent de chimiothérapie améliorant le taux de survie des patients atteints de cancer colorectal Nouvelles indications en cours de développement
Métabolisme/ Diabète	*Lantus* (insuline glargine)	94	10	s.o.	Insuline basale en prise quotidienne unique offrant un contrôle glucidique sur 24 heures A conquis 20 % du marché américain des insulines à longue durée d'action après son lancement en mai 2001

(1) Sous licence de Yakult Honsha (n'est pas commercialisé par Aventis aux Etats-Unis).

Présentation des marques stratégiques

Domaine thérapeutique	Marque stratégique (nom de la molécule)	Ventes 2001 (en millions d'euros)	Ventes 2000 (en millions d'euros)	Variation	Développements clés
Métabolisme/ Diabète	*Amaryl/Amarel* (glimépiride)	478	377	26,8 %	Seul antidiabétique oral autorisé dans trois indications : en monothérapie, en association à la metformine ou à de l'insuline Offre une réelle simplification du traitement et facilite l'observance thérapeutique
	Insuman (insuline humaine)	170	156	8,8 %	Contribue à répondre à la demande croissante d'insuline, grâce au génie génétique L'Europe constitue son principal marché, dominé par l'Allemagne et l'Autriche
Arthrite/ Ostéoporose	*Actonel* (2) (risédronate)	309	63	+ 247 %	Demandes d'enregistrement déposées en 2001 aux Etats-Unis et dans l'Union européenne pour une forme en une prise hebdomadaire unique Seul bisphophonate à avoir démontré une réduction clinique rapide et durable des fractures vertébrales
	Arava (léflunomide)	258	192	34,0 %	Croissance renforcée par une tendance à un traitement plus précoce de la polyarthrite rhumatoïde Part de marché en croissance malgré une forte concurrence
Anti-infectieux	*Ketek* (télithromycine)	3	0	s.o.	Premier agent de la nouvelle classe d'antibioques, les kétolides Lancé en Allemagne en octobre 2001, autres lancements dans l'Union européenne prévus en 2002, en attente d'autorisation complète aux Etats-Unis
	Targocid (téicoplanine)	199	190	4,6 %	Antibiotique injectable répondant au problème croissant des infections nosocomiales Commercialisé au Japon et dans l'Union européenne
	Tavanic (3) (levofloxacin)	192	137	40,4 %	Croissance tirée par son utilisation dans les infections des voies respiratoires supérieures et par une prise quotidienne unique Commercialisé en Europe et en Amérique latine

(2) Ventes combinées Aventis et Procter & Gamble Pharmaceuticals.
(3) Sous licence de Daiichi (n'est pas commercialisé par Aventis aux Etats-Unis).

Présentation des marques stratégiques

Domaine thérapeutique	Marque stratégique (nom de la molécule)	Ventes 2001 (en millions d'euros)	Ventes 2000 (en millions d'euros)	Variation	Développements clés
Anti-infectieux	*Synercid* (quinupristine/ dalfopristine)	33	44	– 23,9 %	Première forme injectable d'une nouvelle famille d'antibiotiques, les streptogramines Déclin des ventes dû à l'arrêt de la promotion aux Etats-Unis
Système nerveux central	*Copaxone* (4) (acétate de glatiramer)	383	246	55,2 %	Enregistrement en août 2001 dans les 15 Etats membres de l'Union européenne Aux Etats-Unis, traitement de la sclérose en plaques connaissant la croissance la plus rapide
	Rilutek (riluzole)	118	106	11,9 %	Seul produit autorisé par la FDA pour ralentir l'évolution de la sclérose latérale amyotrophique Arrêt des essais de phase III dans la maladie de Parkinson
Vaccins (5)	Vaccins contre la grippe	473	240	97,0 %	Progression des ventes liée à une augmentation des capacités de productions et à l'anticipation de nouvelles recommandations Aventis Pasteur un leader mondial dans ce secteur
	Combinaisons vaccinales pédiatriques	378	370	2,1 %	Le marché pédiatrique est soutenu grâce à une large gamme de vaccins *Hexavac*, seul vaccin entièrement liquide protégeant contre six maladies infectieuses
Protéines thérapeutiques	Facteurs de coagulation	484	553	– 12,5 %	*Helixate FS/NexGen*, produit recombinant pour le traitement de l'hémophilie A offrant une sécurité et une facilité d'utilisation accrues Ventes entravées par les difficultés d'approvisionnement d'un tiers
	Immunoglobulines	229	204	12,3 %	*Gammar* P I.V. immunoglobuline importante pour le traitement des déficits immunitaires congénitaux majeurs Croissance en partie liée à de nouvelles indications chez l'enfant et l'adolescent

(4) Commercialisé en coopération avec Teva.
(5) Comprend les ventes de la co-entreprise Aventis Pasteur MSD, société mise en équivalence.

Médicaments de prescription

MALADIES RESPIRATOIRES/ALLERGIES

Allegra/Telfast (fexofénadine), premier produit d'Aventis en termes de chiffre d'affaires et 2e médicament de prescription le plus vendu au monde dans le traitement des rhinites allergiques saisonnières (rhume des foins) et de l'urticaire idiopathique chronique (papules urticariennes et urticaire). *Allegra/Telfast* est aussi l'antihistaminique non-sédatif dont la croissance est la plus rapide aux Etats-Unis. Aventis met également à la disposition du corps médical *Allegra-D*, une association avec un décongestionnant. Lancé en 1996, *Allegra/Telfast* est l'un des antihistaminiques les plus étudiés au monde, avec plus de 2,6 milliards de jours de traitement répertoriés à ce jour. Ce produit est commercialisé sous la marque *Allegra* aux Etats-Unis et au Japon, et sous le nom de *Telfast* dans d'autres régions du monde, en particulier en France.

Nasacort (acétonide de triamcinolone), disponible sous forme d'aérosol nasal et de suspension pour pulvérisation nasale *(Nasacort AQ)*, est indiqué dans le traitement symptomatique des rhinites allergiques saisonnière et chronique, qui se manifestent par une inflammation de la muqueuse nasale, causée par des pollens et autres allergènes. *Nasacort* a été lancé en 1997. Ses principaux marchés sont les Etats-Unis, le Canada, la France, l'Allemagne et l'Italie.

CARDIOLOGIE/THROMBOSES

Lovenox/Clexane (énoxaparine sodique) est l'héparine de bas poids moléculaire la plus vendue au monde et présente la plus large gamme d'indications autorisées de tous les antithrombotiques de ce type. Vendu sous la marque *Lovenox* aux Etats-Unis et en France, notamment, et sous les marques *Clexane* et *Klexane* dans la plupart des autres pays, ce médicament a été utilisé pour traiter plus de 82 millions de patients dans 96 pays depuis son lancement en 1987. *Lovenox/Clexane* est indiqué dans la prévention des thromboses veineuses profondes (TVP) –qui résultent de la formation d'un caillot sanguin, généralement dans les veines profondes des jambes–, et pour le traitement de certaines affections cardiaques graves qui réduisent l'afflux de sang vers le cœur. Des essais cliniques positifs – en particulier l'étude ASSENT 3, sur des patients victimes de crise cardiaque, et l'étude ENOXACAN II, sur son utilisation en chirurgie abdominale – ont contribué à la croissance de ce produit.

Delix/Tritace (ramipril) est un inhibiteur de l'enzyme de conversion de l'angiotensine, indiqué dans le traitement de l'hypertension et de l'insuffisance cardiaque congestive consécutive à un infarctus du myocarde. Il est également indiqué dans le traitement de la néphropathie, pathologie rénale non diabétique. L'utilisation de *Delix/Tritace/Triatec* dans la prévention des accidents cardiovasculaires a augmenté de manière spectaculaire depuis 2000, année de publication des résultats de l'étude HOPE. Aventis met *Delix/Tritace/Triatec*, lancé en 1989, à disposition du corps médical dans plus de 70 pays, sauf aux des Etats-Unis où les droits du produit ont été cédés en 1998.

ONCOLOGIE

Taxotere (docétaxel) est un agent de chimiothérapie pour les patientes atteintes de cancer du sein localement avancé ou métastatique et le seul taxane autorisé pour quatre autres types de tumeurs. *Taxotere* a montré un taux de réponse tumorale très élevé dans le cancer du sein métastatique et un allongement de la survie des patientes. C'est par ailleurs le seul anticancéreux de ce type autorisé dans le cancer du poumon non à petites cellules après échec d'une chimiothérapie antérieure. *Taxotere* a été lancé en 1995 et son développement dans d'autres stades et formes de cancer se poursuit. Il est également indiqué au Japon dans le traitement des cancers de l'estomac, de l'ovaire, de la tête et du cou, et des études sont en cours pour étendre au niveau mondial son utilisation à différents types de cancer.

Campto (irinotecan) constitue une innovation majeure dans le traitement du cancer colorectal avancé. Cet agent chimiothérapeutique est actuellement indiqué dans le traitement de première ligne de cette pathologie en association avec le 5-fluoro-uracile (5-FU), un autre anticancéreux. Plusieurs études sur son utilisation dans d'autres tumeurs solides, comme les cancers du poumon et de l'estomac, sont en cours. Aventis commercialise Campto, qui a été lancé en 1995, sous licence de Yakult Honsha, principalement en Europe, en Afrique et en Asie, et ne dispose pas de licence pour vendre ce produit aux Etats-Unis.

DIABÈTE

Lantus (insuline glargine) est la première véritable insuline basale à prise quotidienne unique et à longue durée d'action pour le traitement des diabètes de types I et II. Une injection quotidienne au coucher assure une libération régulière et continue de *Lantus* avec une faible variation du taux d'insuline dans l'organisme. Il apporte au patient un contrôle du glucose basal (glycémie) durant 24 heures. Lancé en Allemagne en juin 2000, *Lantus* a été mis sur le marché aux Etats-Unis en mai 2001.

Amaryl/Amarel (glimépiride) est une sulfonylurée à prise quotidienne unique destinée au traitement par voie orale du diabète de type II, en association avec un régime et de l'exercice physique. Le diabète de type II représente plus de 90 % des nouveaux cas de diabète dans le monde. *Amaryl/Amarel* réduit les taux de glucose dans le sang (glycémie) principalement en aidant le corps à sécréter plus d'insuline. *Amaryl/Amarel* est le premier antidiabétique oral de sa classe autorisé dans trois indications : en monothérapie ou en association avec de l'insuline ou de la metformine, un autre antidiabétique oral. Lancé en 1996, *Amaryl/Amarel* est aujourd'hui disponible dans plus de 50 pays.

Insuman (insuline humaine) est une insuline biosynthétique identique à celle sécrétée par le corps humain. Il est indiqué dans le traitement des diabètes de type I et II. Lancé pour la première fois en Allemagne en 1999, puis dans d'autres pays européens, *Insuman* est actuellement commercialisé dans plus de 13 pays, à la tête desquels l'Allemagne et l'Autriche. Aventis ne commercialise pas ce produit aux Etats-Unis.

ARTHRITE/OSTÉOPOROSE

Actonel (risédronate monosodique), bisphosphonate de nouvelle génération, est autorisé pour le traitement et la prévention de l'ostéoporose chez les femmes ménopausées et pour le traitement de l'ostéoporose induite par des corticostéroïdes. L'ostéoporose se caractérise par une fragilisation des os. Il est également approuvé pour le traitement de la maladie de Paget caractérisée par l'hypertrophie de certains os qui sont donc fragilisés et risquent de se fracturer. *Actonel* est le seul bisphosphonate ayant montré une réduction rapide du risque de nouvelles fractures vertébrales dès six mois de traitement, et a confirmé une réduction durable de ce risque à cinq ans. *Actonel* est développé et commercialisé en partenariat avec Procter & Gamble Pharmaceuticals. Approuvé et lancé en Suède en 1999, le produit a été autorisé aux Etats-Unis et dans l'Union européenne en 2000. Il est actuellement approuvé dans plus de 65 pays.

Arava (léflunomide) est un nouveau traitement de fond de première intention de la polyarthrite rhumatoïde, une maladie invalidante qui provoque une inflammation des articulations. C'est le premier médicament indiqué à ce jour pour réduire les signes et les symptômes de la polyarthrite rhumatoïde et pour en retarder les lésions ostéo-articulaires mis en évidence par la radiographie, tels que l'érosion et le pincement articulaire. *Arava* permet une prise quotidienne unique et peut être utilisé à tous les stades de la maladie, précoce comme avancée. Lancé aux Etats-Unis en 1998, il est disponible dans 37 pays, dont les pays de l'Union européenne et de nombreux pays d'Amérique latine.

ANTI-INFECTIEUX

Ketek (télithromycine) est le premier antibiotique de la famille des kétolides. Il a été développé spécifiquement pour le traitement des infections communautaires (acquises en ville) des voies respiratoires, y compris celles provoquées par des agents pathogènes résistant aux antibiotiques traditionnels. *Ketek* se distingue des antibiotiques actuellement disponibles, par son mode d'action unique : il se fixe en effet aux agents pathogènes en deux points et non en un seul. Le profil pharmacocinétique de ce médicament permet d'opter pour un traitement de courte durée en prise quotidienne unique pour la plupart des indications, ce qui favorise un meilleur suivi du traitement.

En juillet 2001, la mise sur le marché de *Ketek* a été autorisée au sein de l'Union européenne pour le traitement des pneumonies communautaires, des exacerbations aigües de bronchite chronique, des sinusites aigües chez l'adulte, et des angines à streptocoque en alternative aux bêtalactamines chez l'adulte et l'enfant de plus de douze ans. Le produit a été lancé en Allemagne en octobre 2001, puis dans d'autres pays de l'UE. *Ketek* a fait l'objet d'une lettre d'avis favorable de la *Food and Drug Administration* (FDA) américaine pour le traitement des pneumonies communautaires aigües (PCA), des exacerbations aigües de bronchite chronique (EABC), des sinusites aigües ; son utilisation dans les angines (amygdalites/pharyngites) a fait l'objet d'un avis défavorable en l'absence de données complémentaires. Aventis travaille en étroite coopération avec la FDA aux fins d'approbation de *Ketek*.

Targocid (téicoplanine) est un antibiotique glycopeptidique injectable indiqué dans le traitement des infections à bactéries Gram-positif sensibles, y compris celles résistantes aux autres antibiotiques comme la méthicilline et les céphalosporines. Aventis commercialise ce médicament, lancé en 1986, en Italie, au Japon, en France, en Allemagne, au Royaume-Uni, en Espagne et au Brésil, mais non aux Etats-Unis.

Tavanic (lévofloxacine) est un antibiotique à large spectre de la famille des quinolones, administré par voie orale ou intraveineuse en prise quotidienne unique. Il est destiné au traitement des infections respiratoires et urinaires contractées en milieu hospitalier ou en ville. Aventis commercialise, sous licence de Daiichi, ce produit, lancé en 1998, principalement en Europe et en Amérique latine, mais non aux Etats-Unis.

Synercid (quinupristine/dalfopristine) est la première forme injectable d'une nouvelle famille d'antibiotiques, les streptogramines, destinée au traitement des infections bactériennes graves. Les indications de *Synercid* varient à travers le monde et comprennent le traitement des pneumonies nosocomiales (contractées à l'hôpital), des infections de la peau et des tissus mous, ainsi que des infections graves à *Enterococcus faecium* résistant à la vancomycine. *Synercid* a été lancé aux Etats-Unis et au Royaume-Uni en 1999.

SYSTÈME NERVEUX CENTRAL

Copaxone (acétate de glatiramer) est le premier agent non stéroïdien sans interféron indiqué dans le traitement de la sclérose en plaques multirécidivante (SEP). En août 2001, la commercialisation de *Copaxone* est autorisée pour tous les pays de l'Union européenne. L'Allemagne, pays d'Europe qui compte le plus grand nombre de personnes atteintes de SEP, sera l'un des premiers Etats-membres où ce médicament sera lancé. Traitement de première intention de la SEP, *Copaxone* est un nouvel immunomodulateur lancé aux Etats-Unis en 1996, puis dans 22 autres pays. Aventis commercialise ce produit en coopération avec Teva Pharmaceuticals.

Rilutek (riluzole) est le premier et seul médicament indiqué dans le traitement de la sclérose latérale amyotrophique (SLA, maladie de Charcot ou maladie de Lou Gehrig), une maladie neurologique grave entraînant la dégénérescence progressive des neurones moteurs et causant une atrophie et une paralysie des muscles. Les chercheurs pensent que *Rilutek* protège les cellules du système nerveux central de la surexposition à une substance, le glutamate, qui « brûle » les cellules et les empêche ainsi de transmettre les messages du cerveau aux muscles. C'est actuellement le seul médicament approuvé par la FDA pour ralentir la progression de la SLA. Les essais de phase III portant sur l'utilisation de *Rilutek* dans le traitement de la maladie de Parkinson ont été interrompus en 2001. Lancé aux Etats-Unis dans le traitement de la SLA en 1996, les autres grands marchés pour ce médicament sont l'Europe et le Japon.

Vaccins

Aventis Pasteur est l'un des leaders mondiaux dans le domaine des vaccins, offrant la plus large gamme actuellement disponible sur le marché. S'appuyant sur un héritage qui remonte à Louis Pasteur, son unité de vaccins située en France, à Lyon, produit 1,2 milliard de doses vaccinales protégeant chaque année près de 500 millions de personnes, contre 20 maladies graves, dans 150 pays. Aventis Pasteur représente près du quart du marché mondial des vaccins, qui a connu une progression annuelle moyenne de 14 % au cours des 10 dernières années.

Aventis Pasteur a réalisé un chiffre d'affaires de 1,42 milliard d'euros en 2001, en augmentation de 30,5 % (+28,2 % d'écart sur activité) par rapport au 1,09 milliard réalisés en 2000. Cette évolution s'explique notamment par une forte augmentation des ventes aux Etats Unis de vaccin contre la grippe et contre la polio.

Aventis Pasteur occupe une position de leader dans la plupart des pays. En Europe, cette activité est prise en charge par Aventis Pasteur MSD, une co-entreprise détenue à parité par Aventis Pasteur et Merck & Co., fournissant des vaccins à 19 pays. Aventis Pasteur MSD, société en équivalence, a enregistré un chiffre d'affaires total net de 556 millions d'euros en 2001 contre 588 millions d'euros en 2000. Aux Etats-Unis, représentant 40 % du marché mondial du vaccin, la hausse des ventes a fait d'Aventis Pasteur l'une des deux sociétés leaders sur le marché des vaccins. Dans les pays émergents, qui représentent 80 % de la population mondiale, Aventis Pasteur occupe une position de leader, notamment en Amérique latine, et de plus en plus en Asie où Aventis Pasteur a accru sa présence.

MARQUES STRATÉGIQUES

Vaccins contre la grippe : Les premiers produits en termes de chiffre d'affaires sont les vaccins contre la grippe, Aventis étant leader mondial avec une part de marché de près de 50 %. La vaccination est considérée comme l'une des mesures les plus économiques pour la prévention de la grippe. L'augmentation du chiffre d'affaires dans ce domaine est essentiellement liée à une demande accrue résultant des nouvelles recommandations quant à la vaccination des personnes dès l'âge de 50 ans dans certains pays et à notre décision d'augmenter les capacités de production. Les principaux produits d'Aventis sont *Vaxigrip*, *Fluzone* et *Mutagrip*.

Combinaisons vaccinales pédiatriques : Les composantes de ces vaccins varient selon les besoins des différentes parties du monde. Les combinaisons pédiatriques peuvent contenir jusque six valences, protégeant contre six maladies : diphtérie, tétanos, coqueluche, polio, hépatite B et *Haemophilus influenzae* type b (Hib) protégeant contre la méningite. *Hexavac*, nouveau vaccin hexavalent approuvé en 2000 en Europe et en cours d'enregistrement sur différents marchés internationaux, est le produit le plus innovant. Développé en coopération avec Merck & Co., il s'agit de la seule combinaison pédiatrique entièrement liquide qui protège contre six maladies. *Pentact-Hib, Pentacel, Tetract-HIB* et *Tetravac* sont d'autres combinaisons importantes de ce segment.

Vaccins destinés aux voyageurs et aux zones endémiques : Cette gamme de produits est destinée d'une part aux personnes voyageant à destination de zones endémiques, à savoir des zones à occurrence constante ou périodique d'une maladie, et d'autre part aux populations locales vivant dans les régions concernées. *Viatim* une nouvelle combinaison vaccinale contre l'hépatite A et la fièvre typhoïde, a été lancée au Royaume-Uni en 2001 et sera commercialisée dans d'autres pays européens. *Typhim Vi, Avaxim, Verorab, JE-VAX, YF VAX* et *Stamaril* sont également des vaccins importants sur ce segment.

Vaccins contre la méningite (Menomune) : Par rapport à tous les vaccins de ce type, notre vaccin polysaccharidique tétravalent A/C/Y/W-135 assure la plus large protection contre la méningite. Des évolutions récentes en matière d'épidémiologie, l'émergence du sérogroupe Y en Amérique du Nord et l'augmentation du sérogroupe W-135 en Afrique ont permis d'étendre l'immunisation avec le vaccin *Menomune*. Un repositionnement sur le segment adolescent/jeune adulte, visant à protéger les étudiants américains contre cette maladie mortelle, a entraîné une augmentation significative du chiffre d'affaires de ce produit aux Etats-Unis.

Vaccins de rappel : La combinaison tétanos et diphtérie (Td) est le premier vaccin de rappel utilisé dans le monde pour une immunisation continue contre ces maladies. *Revaxis*, récemment commercialisé en Europe, est la première combinaison vaccinale de rappel qui comprend un vaccin polio inactivé combiné au tétanos et la diphtérie. Les deux produits peuvent être utilisés pour différents groupes d'âge, enfants et adultes, et sont intégrés aux calendriers vaccinaux selon les directives et recommandations des autorités sanitaires nationales.

Vaccins contre la poliomyélite : Les vaccins contre la polio font toujours partie des vecteurs principaux de croissance d'Aventis Pasteur. L'initiative d'éradication mondiale de la polio prise par l'OMS et l'UNICEF, a positionné Aventis Pasteur en tant que partenaire mondial privilégié, grâce aux vaccins injectables inactivés *IPOL* et *Imovax Polio*, ainsi qu'au Vaccin Polio Oral (OPV), encore utilisé dans certains pays. Après l'éradication de la polio, seule la forme injectable sera incluse dans les recommandations des autorités sanitaires en matière de vaccination contre la polio, et ce, pendant au moins une dizaine d'années, le vaccin polio oral devant être alors retiré des programmes de vaccination. Le vaccin polio injectable devient de plus en plus un antigène déterminant dans les nouvelles combinaisons pédiatriques proposées par Aventis.

* Marques déposées ou enregistrées par Aventis Pasteur.

Protéines thérapeutiques

Aventis Behring, la division de protéines thérapeutiques d'Aventis, jouit de l'héritage d'Emil von Behring, premier prix Nobel de médecine et fondateur de la première entreprise de protéines plasmatiques, qui fait toujours partie de notre Groupe.

Aujourd'hui, Aventis Behring est un leader mondial de l'industrie des protéines plasmatiques et des produits recombinants. Nous proposons une large gamme de traitements novateurs de haute qualité, ainsi que des services uniques aux patients du monde entier.

Aventis Behring a réalisé un chiffre d'affaires de 1,13 milliard d'euros en 2001, soit une baisse de 1,9 % (– 1,7 % d'écart sur activité) par rapport au chiffre d'affaires de 1,15 milliard en 2000. Ce recul du chiffre d'affaires résulte principalement de problèmes d'approvisionnement auprès de tiers, concernant les produits recombinants *Helixate FS* et *Helixate NexGen*, un traitement avancé de l'hémophilie A

La compétitivité de la qualité des produits livrés repose en partie sur Aventis Bio-Services, une filiale à 100 % d'Aventis qui collecte, stocke et teste le plasma entrant dans la composition de nos produits. Le système de sécurité intégré commence par un processus de sélection rigoureux des donneurs et utilise des technologies à la pointe du progrès pour assurer la fiabilité des produits finis.

Aventis Behring se concentre sur quatre domaines stratégiques : les facteurs de coagulation, les soins d'urgence, les produits de cicatrisation tissulaire et les immunoglobulines.

MARQUES STRATÉGIQUES

Facteurs de coagulation : Aventis Behring propose une large gamme de produits dérivés du plasma et de produits recombinants pour le traitement des phénomènes hémorragiques, y compris l'hémophilie et la maladie de Willebrand, dues à une déficience des facteurs de coagulation. Les ventes du principal produit de ce groupe, *Helixate FS/NexGen*, le produit recombinant renforcé pour le traitement de l'hémophilie A, ont été entravées par des difficultés d'approvisionnement auprès d'un fournisseur en produits intermédiaires. *Beriate P, Monoclate-P, Mononine, Berinin P, Haemate P, Humate-P* et *Stimate* figurent parmi les autres produits de ce groupe.

Soins d'urgence : Aventis Behring fabrique plusieurs produits utilisés pour le traitement d'urgence de traumatismes ou durant des interventions chirurgicales, lorsqu'il est urgent d'augmenter le volume de sang, ou encore pour le traitement de troubles circulatoires. La société est également leader sur le marché des traitements dérivés du plasma visant à inhiber la formation de caillots. Parmi les principaux produits dans ce domaine figurent *Albuminar*, Human-Albumin 20 % Behring, *Berinert P, Kybernin P, Beriplex P/N, Haemocomplettan P* et *Humanalbin*.

Produits de cicatrisation tissulaire : Aventis Behring produit deux agents de cicatrisation dérivés du plasma, qui sont utilisés dans diverses situations chirurgicales pour le soutien des sutures, l'adhésion des tissus, l'hémostase (arrêt du flux sanguin ou de la circulation sanguine) et le soin des plaies. Les principaux produits dans cette catégorie sont *Beriplast P* et *Fibrogammin P*.

Immunoglobulines : Ces produits sont utilisés dans la prévention et le traitement des déficits immunitaires, d'infections sévères et la modulation des maladies du système immunitaire. Des immunoglobulines spécifiques sont proposées pour des maladies telles que la rage, la rubéole et le tétanos. Parmi les produits de cette catégorie figurent *Beriglobin P, Gammar P I.V., Gamma-Venin P* et *Venimmun N*.

Merial

Merial, une co-entreprise détenue à parité avec Merck & Co. et établie à Londres, est la plus importante société mondiale dédiée à la recherche de produits et de solutions pour améliorer la santé, le bien-être et la performance des animaux. La société compte environ 6 500 employés dans 150 pays et propose une gamme complète de médicaments vétérinaires et de vaccins contre les maladies d'un grand nombre d'espèces animales.

Merial affiche un chiffre d'affaires de 1,85 milliard d'euros en 2001, contre 1,7 milliard d'euros en 2000, un résultat atteint en dépit de la crise qui a caractérisé le marché mondial du bétail.

Les produits fabriqués par Merial permettent aux vétérinaires, aux fabricants de produits alimentaires, aux propriétaires d'animaux de compagnie et aux gouvernements du monde entier d'améliorer la santé d'une large variété d'espèces animales. Merial est également le leader mondial de la génétique avicole. En outre, la société participe au développement et à l'application d'accords internationaux en matière de santé animale, plus particulièrement dans le domaine des systèmes efficaces de surveillance épidémiologiques.

La gamme des produits Merial comprend les antiparasites à base d'ivermectine, *Ivomec* et *Eprinex* (éprinomectine) pour le traitement des bovins/ovins et porcins.

Frontline, produit à base de fipronil, est l'antiparasite le plus vendu au monde pour le traitement contre les puces et les tiques chez les chiens et les chats.

Recherche et développement

MÉDICAMENTS DE PRESCRIPTION

Les activités de recherche et développement d'Aventis sont conçues de manière différente des activités R&D traditionnelles menées par les sociétés pharmaceutiques. L'approche du Groupe consiste à organiser les fonctions globales (de la découverte de nouvelles molécules, aux essais précliniques et cliniques, jusqu'aux travaux d'enregistrement) au sein d'une organisation unique appelée Drug Innovation & Approval (DI&A, Innovation Thérapeutique & Enregistrement).

La DI&A met en oeuvre en parallèle les processus traditionnels de R&D à travers une organisation innovante en réseau destinée à promouvoir l'innovation, à accroître la productivité et à réduire la durée des cycles. Le développement de médicaments ne s'inscrit plus dans une approche strictement séquentielle, mais dans une structure de type réseau qui se caractérise par la mise en œuvre simultanée des activités dans des configurations qui peuvent varier selon le type de données disponibles. Cette organisation permet de tirer le maximum de résultats des énormes quantités de données générées via les plates-formes technologiques telles que la génomique et le criblage à haut débit, en convertissant plus aisément ces données en connaissances. La mise en œuvre plus rapide des essais précliniques et cliniques vise une vérification plus précoce des concepts afin que la DI&A puisse prendre les bonnes décisions quant à la poursuite d'un projet et à la focalisation des moyens alloués à notre portefeuille de projets.

Cette organisation en réseau apporte des avantages compétitifs en :

- mettant en relation les collaborateurs et les partenaires dans le cadre d'alliances stratégiques, leur apportant ainsi la connaissance des différents aspects d'un problème à travers un réseau virtuel ;
- favorisant la mise en œuvre simultanée d'hypothèses, tests et évaluations ;
- stimulant la rapidité des cycles et en resserrant les choix sur la base des données collectées.

L'objectif est d'améliorer le processus de découverte de nouveaux produits pharmaceutiques en associant les connaissances en biologie et en chimie. Cette approche intégrée, la « biologie chimique », fait correspondre les connaissances biologiques de la génomique, de la pharmacologie et de la physiologie avec les technologies chimiques telles que la *conception rationnelle de médicaments* et le criblage rapide des *chimiothèques de molécules*. L'objectif est de découvrir des produits candidats avec une probabilité de réussite plus importante qu'avec les méthodes de recherche et développement traditionnelles. Le paradigme de la biologie chimique s'appuie sur des réseaux interdisciplinaires dans lesquels les biologistes apprennent à regarder le monde à travers les yeux d'un chimiste et inversement. Aventis souhaite ainsi augmenter la probabilité de découverte de nouveaux composés, en d'autres termes, passer du concept de criblage à haut débit à celui de criblage à haute productivité.

RAPID.e est un programme interdisciplinaire de mise en œuvre des essais et demandes d'enregistrements électroniques. Ce projet vise à optimiser les procédures d'approbation clinique et réglementaire en améliorant la productivité et en réduisant le temps écoulé entre les premiers essais sur l'homme et le lancement d'un produit.

Aventis coordonne les phases avancées de développement et les procédures d'approbation à partir du Centre mondial de développement implanté sur le site de Bridgewater, aux Etats-Unis, et concentre la recherche de médicaments dans des groupes maladies sur trois sites stratégiques :

Bridgewater, Etats-Unis :	- Plate-forme immunologie
	- Troubles du système nerveux central
	- Maladies respiratoires
	- Polyarthrite rhumatoïde
Francfort, Allemagne :	- Maladies cardiovasculaires
	- Troubles du métabolisme
	- Arthrose
Paris, France :	- Oncologie
	- Maladies infectieuses
	- Maladies d'Alzheimer et de Parkinson

Chacun de ces sites fonctionne comme une entité indépendante responsable des domaines thérapeutiques spécifiques qui lui sont affectés et de l'avancement de ses projets, de la phase exploratoire aux premiers essais cliniques et jusqu'à la phase IIa, en concurrence avec les autres sites quant aux moyens mis à sa disposition compte tenu de la valeur potentielle estimée de ses projets.

Aventis a mis en place une série de fonctions globales pour développer rapidement des produits innovants et à gérer les cycles de vie des produits :

- « Découverte des têtes de séries » (Lead Generation, LG) travaille en coopération avec les groupes maladies pour découvrir de nouvelles cibles thérapeutiques et têtes de série innovantes. Cette fonction fournit entre autres des technologies de pointe en génomique qui permettent d'identifier et de valider rapidement les cibles, des accès aux banques de données chimiques et à des technologies de criblage à haut débit, lesquelles s'avèrent déterminantes pour la gestion par les sites stratégiques des médicaments jusqu'aux essais phase IIa.

- « Optimisation des têtes de séries » (Lead Optimization, LO) sert de passerelle entre la découverte de médicaments et le développement. LO est chargée de conduire la sélection de nouvelles molécules et le transfert des molécules intéressantes vers la phase avancée du développement clinique. Ceci permet d'augmenter les chances de succès des produits candidats selectionnés pour les essais de phase IIb et de phase III.
- « Développement » (Product Realization, PR) a pour responsabilité de superviser les essais cliniques de phase IIb et de phase III au niveau mondial et d'optimiser le potentiel des produits stratégiques avec de nouvelles formes de posologie et de nouvelles indications thérapeutiques. Les essais cliniques sont réalisés à l'aide d'outils de gestion électroniques via Internet. PR apporte par ailleurs son expertise technique et médicale dans l'évaluation des opportunités de licences pour le portefeuille de produits en phase avancée de développement.
- « Affaires réglementaires » (Global Regulatory Approvals & Marketing Support, GRAMS) supervise le processus d'enregistrement et de maintien des produits sur le marché. Il conduit la planification la soumission simultanée des dossiers d'enregistrement globaux pour obtenir les autorisations sur les principaux marchés. GRAMS assure également une surveillance des profils de tolérance pour l'ensemble des molécules d'Aventis (en cours de développement ou commercialisés), et joue un rôle majeur lors des audits réalisés des agences réglementaires et gouvernementales.

De nombreuses alliances stratégiques de recherche viennent compléter le potentiel d'innovation interne du Groupe. Sa capacité à commercialiser mondialement de nouveaux produits fait du Groupe un partenaire privilégié pour les sociétés de biotechnologie, les autres groupes pharmaceutiques et les organismes scientifiques recherchant des partenaires performants en matière de développement et de commercialisation. Actuellement, Aventis entretient plus de 100 collaborations avec des universités et des sociétés de biotechnologie dans le monde entier.

Des alliances significatives ont été conclues dans le domaine de la recherche :

Partenaire	Domaine de collaboration
Axys Pharmaceuticals	Maladies inflammatoires/ cardiovasculaires
Incyte Pharmaceuticals	Génomique
Inflazyme Pharmaceuticals	Traitement de l'asthme
Millennium Pharmaceuticals	Maladies inflammatoires

Parmi les alliances importantes pour des molécules spécifiques figurent :

Molécule	Partenaire	Indication
AVE8062	Ajinomoto	Cancer
Ciclesonide	Altana	Asthme
CpG immune modulators	Coley	Asthme et allergies
Dexlipotam	Asta Medica	Diabète
Exubera	Pfizer	Insuline inhalée
Picovir	ViroPharma	Rhume
Pralnacasan	Vertex	Polyarthrite rhumatoïde

VACCINS

La stratégie de recherche d'Aventis en matière de vaccins est axée sur deux objectifs majeurs : l'amélioration des vaccins existants et le développement de nouveaux vaccins. Elle s'articule autour de six programmes :

- De nouvelles combinaisons pédiatriques intégrant la valence de la coqueluche acellulaire sont en développement.
- Les combinaisons vaccinales de rappel : pour étendre la protection des adolescents et des adultes contre la polio la diphtérie et le tétanos, *Adacel* et *Adacel-Polio*

sont en phase finale de développement.
- De nouveaux vaccins contre les infections des voies respiratoires dues à des virus tels que le Virus Respiratoire Syncytial et la grippe et à des bactéries telles que *S. pneumoniae* et *N.Meningitidis* sont en cours de développement.
- Pour les voyageurs et les zones endémiques, une nouvelle génération de vaccin hautement purifié contre la rage (*Neorabies*) et un nouveau vaccin contre la typhoïde sont en phase avancée de développement. Un vaccin contre la dengue est en essais cliniques phase II.
- Le sida, indications prophylactiques et thérapeutiques : plusieurs de nos candidats vaccins contre le sida sont en cours d'essais cliniques phase II.
- Les vaccins thérapeutiques contre le cancer : l'identification d'antigènes associés à des cellules tumorales ouvre la voie au traitement des patients cancéreux en stimulant leur système immunitaire. Ce nouvel outil immunothérapeutique est en cours de validation pour les mélanomes et le cancer colorectal (phase I/II).

Portefeuille de produits en développement

Aventis dispose d'un portefeuille de produits innovants qui émergeront de notre *pipeline* au cours des prochaines années. Aujourd'hui existe une large palette de nouvelles molécules en cours de développement ou d'enregistrement auprès des autorités. Les nouveaux produits présentés ci-dessous sont de première priorité parmi les produits en cours de développement.

Molécules clés en cours de développement clinique ou en cours d'autorisation

Projet (1)	Maladie	Statut (2)	Date prévue de demande d'enregistrement
Picovir (4)	Infections respiratoires virales	Demande d'enregistrement déposée	2001 (USA) (3)
Arava	Arthrite rhumatoïde	Lancé	2001 (J) (3)
Ketek	Infections des voies respiratoires	Lancé (5)	2002 (USA/J)
Lantus	Diabète type I et II	Lancé	2002 (J)
Exubera (6)	Diabète type I et II	Phase III	2002 (USA/UE) (7)
Flavopiridol	Cancer	Phase II	2003 (USA/UE)
1964	Diabète type I et II	Phase III	2003 (USA/UE)
Cariporide	Pontages coronariens	Phase III	2003 (USA/UE)
Ciclésonide (USA) (8)	Asthme	Phase III	2003 (USA)
Menactra	Méningite (vaccin)	Phase III	2003 (USA/UE)
Pentacel (USA)	Vaccin pédiatrique combiné	Phase III	2003 (USA)
100,240	Hypertension	Phase II	2004 (USA/UE)
109,881	Cancer	Phase II	2004 (USA/UE)
LIT-976	Cander	Phase I	2004 (USA/UE)
Dexlipotam (9)	Diabète type II	Phase II	2004 (USA/UE)
Pralnacasan (10)	Arthrite rhumatoïde	Phase II	2004 (USA/UE)

(USA) Etats-Unis (UE) Union européenne (J) Japon
(1) Nouvelles entités chimiques (NEC) et biologiques uniquement
(2) Etats-Unis et Union européenne
(3) Dossier d'enregistrement déposé en 2001
(4) En coopération avec ViroPharma
(5) Enregistrement européen en 2001, lettre d'homologation reçue aux Etats-Unis
(6) En coopération avec Pfizer
(7) Date de soumission du dossier d'enregistrement en cours de révision
(8) En coopération avec Altana
(9) En coopération avec Asta Medica
(10) En coopération avec Vertex (3480/VX-740)

Outre ces projets de produits nouveaux en développement, plusieurs extensions de ligne majeures sont actuellement en cours de développement ou d'autorisation.

Principales extensions de lignes en cours de développement clinique ou en cours d'autorisation

Produit [1]	Indication	Autorisation attendue
Actonel	Ostéoporose - prise hebdomadaire unique	2001 (USA/UE)
Allegra	Dermatite atopique	2001 (J) [1]
	Rhinite allergique, urticaire chronique protopathique	2002 (J)
	Comprimé à dissolution rapide et à prise quotidienne unique (adultes et enfants)	2003 (USA)
	Asthme	2003 (USA/UE)
Campto	Cancer gastrique	2002 (UE)
	Traitement adjuvant cancer du côlon	2003 (UE)
Ketek	Utilisation pédiatrique	2003 (USA/UE)
Lovenox	Prophylaxie de la thrombose veineuse profonde	2002 [1]
	Prévention des complications de l'ischémie ST	2003 (USA/UE)
Taxotere	Traitement en première ligne du cancer du poumon non-à-petites cellules	2002 (USA/UE)
	Cancer gastrique	2002 (USA)/ 2003 (UE)
	Traitement néoadjuvant tête et cou	2003 (USA/UE)
	Traitement adjuvant cancer du sein	2003 (USA/UE)
	Cancer de la prostate	2003 (USA/UE)

(1) Autorisation obtenue en 2001

Ces tableaux donnent une image à un instant donné du portefeuille d'Aventis. La nature même des activités de découverte et de développement de médicaments fait que tous les produits ne répondront pas aux attentes ou ne seront pas autorisés. Il est donc possible que certains projets en cours de développement clinique n'aboutissent pas à la commercialisation d'un produit.

Les marchés

Aventis réalise une large part de son chiffre d'affaires sur les quatre principaux marchés pharmaceutiques mondiaux : les Etats-Unis, la France, l'Allemagne et le Japon. Ces pays représentent 62,8 % du chiffre d'affaires total en 2001 contre 61,2 % en 2000.

L'objectif est de réaliser 40 % du chiffre d'affaires total aux Etats-Unis d'ici 2004. Cet objectif est en voie d'être atteint, la part du chiffre d'affaires généré aux Etats-Unis ayant représenté 36,6 % du CA total en 2001 contre 33,2 % en 2000.

En 2001, Aventis s'est positionné comme la plus importante société pharmaceutique, tant en France qu'en Allemagne, et figurait, au Japon, comme le groupe pharmaceutique étranger connaissant la plus forte croissance en terme de chiffre d'affaires.

Aventis est également en bonne position dans d'autres régions du monde importantes pour répondre aux besoins croissants des patients en thérapies innovantes et solutions de soins préventifs.

- De par ses racines historiques, Aventis est très bien implanté en Europe, notamment en France, en Allemagne, au Royaume-Uni, en Italie et en Espagne.
- En Asie Pacifique, Aventis a de solides positions sur un certain nombre de marchés, le lancement de nouveaux produits alimentant la croissance du Groupe.
- Pour Aventis, l'Amérique latine est un marché en pleine croissance. Le Groupe fait partie des sociétés pharmaceutiques de premier plan au Brésil, au Mexique et en Argentine.

Répartition géographique des ventes de l'activité stratégique [1] *(en millions d'euros)*

Pays/Région	2001	2000	Ecart sur activité en % [5]	Variation totale en %
Amérique du Nord (Etats-Unis et Canada)	6 857	5 680	28,0 %	20,7 %
France [2]	2 255	2 219	4,3 %	1,6 %
Allemagne	1 248	1 194	4,6 %	4,6 %
Autres pays européens [3]	2 179	2 002	9,6 %	8,8 %
Total Europe	5 682	5 415	6,3 %	4,9 %
Amérique latine [4]	1 255	1 236	7,4 %	1,6 %
Japon	1 128	1 090	12,4 %	3,5 %
Reste du monde	2 045	1 987	14,8 %	2,9 %
Produits en vrac et façonnage	706	683	9,0 %	3,5 %
Total	17 674	16 091	15,3 %	9,8 %

(1) Ne prend pas en compte la co-entreprise Merial (santé animale), qui est mise en équivalence.
(2) L'écart sur activité pour la France exclut l'impact des activités cédées en 2000.
(3) Essentiellement autres pays membres de l'UE et membres de l'Espace Economique Européen. Les ventes en Europe de l'Est sont comptabilisées dans le « Reste du monde ».
(4) La capacité à recouvrer des créances ainsi que le niveau des ventes futures en Argentine risquent d'être affectés par la crise économique que connaît le pays. Si cette crise peut avoir un impact important sur nos ventes en Amérique latine, nous estimons qu'elle n'affectera pas significativement nos résultats financiers totaux consolidés.
(5) L'écart sur activité par rapport à 2000 est calculé à périmètre comparable.

Le chiffre d'affaires net de l'activité stratégique ne comprend pas le chiffre d'affaires des filiales non consolidées par intégration globale, notamment Aventis Pasteur MSD, co-entreprise européenne distribuant les vaccins d'Aventis Pasteur en Europe dans laquelle Aventis détient une participation de 50 %. Il en est de même du chiffre d'affaires de Merial, une co-entreprise de santé animale détenue à parité avec Merck & Co., qui n'est pas consolidé par Aventis.

Marketing et ventes

Aventis dispose d'un réseau d'environ 19 000 délégués médicaux et représentants commerciaux dans le monde, dont environ 5 000 sont basés aux Etats-Unis. Ces représentants dûment formés présentent les avantages économiques et thérapeutiques de nos produits aux médecins, pharmaciens, hôpitaux, groupes d'assurance et services de santé.

Les nouvelles technologies numériques sont largement utilisées pour la promotion, le marketing et la vente. Ceci renforce l'interaction avec les clients, en particulier les vidéoconférences via Internet entre les représentants commerciaux d'Aventis et les médecins.

Aux Etats-Unis, certains produits tels qu'*Allegra*, le médicament contre les allergies saisonnières, et *Fluzone*, le vaccin contre la grippe, sont également promus directement auprès des consommateurs par la publicité télévisée, dans les journaux et les magazines.

Bien que les modèles de distribution varient d'un pays à l'autre, Aventis vend généralement ses médicaments de prescription aux grossistes, aux chaînes de pharmacies indépendantes, aux médecins, aux hôpitaux, aux cliniques, aux services de santé et aux organismes publics.

Aventis conclut par ailleurs des accords de co-promotion et de co-marketing avec d'autres sociétés quand de tels accords sont pertinents sur le plan économique. Les principaux accords en cours concernent un accord avec Procter & Gamble pour *Actonel* dans le traitement de l'ostéoporose, et avec Teva Pharmaceuticals pour *Copaxone* dans le traitement des formes récidivantes de sclérose en plaques.

Concurrence

Aventis opère dans un environnement mondial où ses produits pharmaceutiques sont essentiellement en concurrence avec d'autres médicaments brevetés de grandes sociétés nationales et internationales. Aventis fait toutefois également face à la concurrence non négligeable des médicaments génériques de prescription qui sont généralement introduits sur le marché au moment où la protection du brevet et l'exclusivité légale arrivent à échéance. Aventis subit par ailleurs la concurrence significative de produits en vente libre et vendus sous contrôle du pharmacien, notamment dans les cas où un important médicament de prescription concurrent change de statut et peut être délivré sans ordonnance, ou lorsqu'un produit de prescription américain concurrent peut être vendu sous contrôle du pharmacien dans un autre pays où le produit d'Aventis est délivré sur ordonnance.

Les principaux concurrents sont d'autres sociétés pharmaceutiques internationales axées sur la recherche, notamment American Home Products, AstraZeneca, Bayer, Bristol Myers Squibb, Eli Lilly, GlaxoSmithKline, Merck & Co., Novartis, Pfizer et Schering-Plough.

L'industrie pharmaceutique mondiale, relativement fragmentée, est actuellement soumise à un processus de consolidation résultant de l'augmentation des frais de recherche et développement pour les nouvelles thérapies, des efforts de réduction des dépenses de santé et de la recherche de synergies et d'économies d'échelle. En parallèle, alors qu'aucune société ne représente plus de 15 % du chiffre d'affaires total du secteur pharmaceutique en 2001, certaines sociétés pourraient détenir des parts de marché plus importantes dans des pays spécifiques ou des domaines thérapeutiques ciblés.

Réglementation

L'industrie pharmaceutique est extrêmement réglementée. Les essais, les enregistrements, la fabrication, l'étiquetage et la commercialisation sont régis par des lois et des réglementations. Des essais cliniques significatifs doivent être réalisés afin de démontrer aux autorités sanitaires la tolérance et l'efficacité des nouveaux produits mis sur le marché. Après l'approbation, un suivi en matière de tolérance et d'efficacité des produits est assuré par des essais cliniques et la surveillance des effets indésirables pour les patients. Dans de nombreux pays, les autorités fixent le prix d'un grand nombre de produits. Ces conditions, lesquelles varient en fonction du produit et de la juridiction concernée, sont des facteurs significatifs pour déterminer si une molécule peut être développée pour constituer un produit commercialisable et sur quels marchés celui-ci pourra être vendu.

RÉGLEMENTATION DES PRODUITS

Avant de pouvoir être commercialisés dans les différents pays, les produits pharmaceutiques doivent être approuvés par les autorités sanitaires. Les conditions réglementaires sont établies sur la base de spécifications très rigoureuses qui varient selon les pays. D'une manière générale, avant qu'un médicament soit soumis à l'approbation pour la commercialisation, il convient de déposer un dossier d'enregistrement aux fins d'examen et d'évaluation du produit. Le dossier d'enregistrement contient pour l'essentiel des informations détaillées quant à la tolérance, l'efficacité et la qualité d'un nouveau médicament. Il fournit également des détails concernant le processus de fabrication, l'équipement de production envisagé et les informations spécifiées aux patients. Le processus d'enregistrement peut durer quelques mois ou plusieurs années et dépend, entre autres, de la juridiction, de la nature du médicament, de la qualité des données présentées et de l'efficacité de la procédure d'examen.

Si un médicament satisfait aux conditions requises, une autorité de réglementation accordera une autorisation de commercialisation du produit. Après le lancement du produit et durant la commercialisation, la loi exige que le fabricant assure une surveillance des effets indésirables éventuels et les déclare aux autorités compétentes.

Le processus de développement d'un médicament à partir de sa découverte, en tenant compte des essais, de l'enregistrement et du lancement du produit, dure en principe plus de 10 ans. Il existe trois phases de développement clinique :

- Les essais de phase I permettent de définir un premier profil de tolérance ainsi que le métabolisme du produit étudié. Ils portent en général sur environ 50 volontaires sains.
- Les essais de phase II testent la tolérance et l'efficacité de la molécule, avec une comparaison entre la nouvelle molécule et un placebo, sur plusieurs centaines de patients atteints de la pathologie ciblée en vue d'une évaluation du concept préclinique et de détermination de la posologie optimale.
- Les essais de phase III sont déterminants pour l'approbation car ils permettent de déterminer la tolérance et l'efficacité du produit et d'évaluer le rapport bénéfice/risque global. Ces essais concernent généralement entre plusieurs centaines et plusieurs milliers de patients.

Les résultats de ces essais cliniques sont ensuite soumis aux autorités compétentes aux fins d'approbation du médicament. Après le lancement commercial, le produit fait l'objet d'essais afin de surveiller la tolérance et l'efficacité des produits sur d'importants groupes de patients et d'examiner les nouvelles applications éventuelles.

Aux Etats-Unis, la principale autorité sanitaire est la Food and Drug Administration (FDA) qui établit et applique les spécifications en matière d'essais, d'approbation, de tolérance, d'efficacité, de fabrication, d'étiquetage et de commercialisation des médicaments de prescription. Au cours des années, les conditions établies par la FDA n'ont cessé d'augmenter la durée et les frais de développement de nouveaux produits et de leur mise sur le marché américain.

Dans l'Union européenne (UE), il existe deux procédures d'approbation :

- La procédure centralisée requiert qu'une demande soit directement déposée auprès de l'Agence européenne d'évaluation des médicaments (EMEA). Une commission de l'EMEA, *Comittee for Proprietary Medicinal Products* (CPMP), fait une recommandation basée sur l'étude de la nouvelle molécule. Suite à cette recommandation, la Commission européenne adopte une décision officielle valable dans toute l'UE sans que d'autres actions s'avèrent nécessaires, le médicament pouvant dès lors être commercialisé dans tous les Etats membres de l'UE.
- La procédure de reconnaissance mutuelle implique qu'un pays procède à la première évaluation de la nouvelle molécule. Les autres Etats membres de l'UE disposent ensuite de 90 jours pour décider s'ils acceptent ou rejettent la décision adoptée par l'Etat membre de référence. Si les autres pays n'acceptent pas la décision du pays de référence, l'affaire peut être soumise à la CPMP qui la réexaminera dans le cadre d'une procédure centralisée. La Commission européenne prend sa décision sur la base de cette évaluation. Prenant en compte l'avis de la Commission, chaque Etat membre prend ensuite sa décision, qui peut différer de celle de la Commission.

Au Japon, le processus d'approbation pour les médicaments développés à l'étranger est souvent difficile pour deux raisons. Premièrement, les autorités japonaises ne reconnaîtront que certains documents utilisés dans le cadre des procédures d'enregistrement dans d'autres pays. Deuxièmement, les autorités japonaises exigent que les essais aux fins de détermination des posologies appropriées pour les patients japonais soient réalisés sur des volontaires japonais. De ce fait, certaines parties des essais de phase

II et III doivent souvent être répétées sur place au Japon. Ces aspects peuvent prolonger la procédure de deux ou trois ans pour le lancement sur le marché japonais d'un médicament développé en dehors du Japon.

Ces dernières années, des efforts ont été réalisés entre l'Union européenne, les Etats-Unis et le Japon pour raccourcir les délais de développement et d'enregistrement des produits pharmaceutiques en harmonisant les conditions de ces trois marchés. Ce processus s'appelle la Conférence internationale de l'harmonisation. Pour l'instant et dans un futur proche, il convient toutefois d'obtenir une approbation sur chaque marché.

CONTRÔLE DES PRIX

Les gouvernements nationaux exercent un contrôle sur les prix pharmaceutiques dans la quasi-totalité des marchés d'Aventis. La nature de ces contrôles et leurs effets sur l'industrie pharmaceutique varient beaucoup d'un pays à l'autre. Au cours des dernières années, certains pays où Aventis est implanté ont durci leurs pratiques de remboursement des soins médicaux dans le cadre d'un effort concerté de réduction des dépenses de santé. Ainsi, différentes méthodes sont appliquées, tant du côté de la demande que de l'offre, pour contrôler les prix des produits pharmaceutiques, notamment : des prix de référence, des obligations de participation aux frais de la part des patients, des plafonds de remboursement et des quotas de prescription.

Aventis considère que les gouvernements maintiendront cette politique de réduction du coût des produits pharmaceutiques pour le public sur les marchés stratégiques du Groupe. Il est impossible de prévoir avec certitude les répercussions des différentes mesures de contrôle des prix pharmaceutiques sur l'activité. Ces efforts pourraient peser lourdement sur l'industrie pharmaceutique dans son ensemble. A l'avenir, on pourrait voir apparaître un renforcement des contrôles, en termes de budget comme de prix. On pourrait également assister à l'intégration de produits brevetés, à des systèmes de prix fixes, des listes de médicaments officielles et d'autres mesures similaires.

Etats-Unis. Aux Etats-Unis, Medicaid, Medicare et autres législations ou programmes régissent la plupart des modalités de remboursement. Les fabricants de produits pharmaceutiques sont notamment tenus de consentir aux Etats des remises imposées sur certains produits, afin que les médicaments ainsi prescrits puissent bénéficier du remboursement.
Le gouvernement fédéral et l'administration des Etats continuent à chercher le moyen de réduire le coût des produits pharmaceutiques financés sur leur budget respectif. La nature et l'étendue des mesures pour réformer les programmes Medicaid/Medicare restent encore à déterminer. Cependant, le gouvernement prendra des mesures pour inciter les bénéficiaires du service public à passer du système de cotisations traditionnelles à des programmes de soins réglementés.

France. En France, le gouvernement régule le prix des nouveaux médicaments délivrés sur ordonnance ainsi que les augmentations de prix des médicaments existants. A l'automne 1998, le gouvernement français a mis en œuvre une nouvelle réforme de la santé publique : le plan Aubry. Celui-ci a pour objectif de réduire la consommation de médicaments, de redéfinir la politique de remboursement et les critères de détermination des prix par le biais d'un comité spécialisé, ainsi que de promouvoir le développement des génériques. L'industrie pharmaceutique a également dû participer à une « contribution exceptionnelle » de 229 millions d'euros au profit de l'Etat français, représentant la contribution respective de chaque société pharmaceutique basée sur les ajustements de la convention individuelle appliquée à toutes les sociétés dont le total des ventes dépasse 15,2 millions d'euros. De plus, le gouvernement encourage les médecins du secteur privé à prescrire des génériques plutôt que des produits de marque et a adopté une nouvelle réglementation autorisant les pharmaciens à substituer aux médicaments de marque des produits génériques.

Japon. Au Japon, la tarification des produits pharmaceutiques est contrôlée par le ministère de la Santé, du Travail et de la Sécurité sociale qui fixe le montant remboursé par la Sécurité sociale sur les médicaments. Le ministère détermine ainsi le montant remboursé par la Sécurité sociale pour chaque produit de prescription. Le prix d'un nouveau médicament est fonction du prix moyen quotidien des produits comparables, majoré, le cas échéant, de certaines primes. Les services de santé pouvant négocier avec les grossistes un prix d'achat inférieur au montant du remboursement, on peut constater des décalages par rapport au prix de la Sécurité sociale. C'est pourquoi, le ministère révise régulièrement le prix de remboursement des médicaments afin d'harmoniser les prix de la Sécurité sociale avec ceux du marché.

Allemagne. En Allemagne, le gouvernement tente de maîtriser les dépenses de santé en imposant aux patients une obligation de participation aux frais qui concerne surtout les médicaments délivrés sur ordonnance. En outre, un système de tarification de référence, obligeant les patients à payer la différence entre le prix réel du médicament prescrit et le prix de référence est entré en vigueur en 1989. En pratique, les patients refusent généralement de payer la différence, contraignant les sociétés pharmaceutiques à décider d'adopter le prix de remboursement ou de s'exposer à une chute substantielle des prescriptions. Un budget limitant le volume de prescriptions des médecins a par ailleurs été instauré en 1993 : en cas de dépassement, les médecins sont sanctionnés. Une nouvelle législation en remplacement de ce budget, nécessitant une négociation des dépenses de santé entre le *Institute of Statutory Health Insurance* (« SHI ») et le *National Association of SHI-accredited Physicians*, ainsi que la fixation des limites individuelles de prescription pour les médecins, est actuellement en cours de préparation. Cette loi vise notamment à augmenter la prescription de génériques ou de médicaments importés. De plus, les caisses de santé et les pharmaciens sont parvenus à un accord sur un quota d'importation de produits pharmaceutiques de 5,5 % du marché allemand en 2002, quota qui passera à 7 % en 2003. Depuis février 2002, ce projet de loi prévoit que les pharmaciens seront habilités à substituer à certains médicaments prescrits d'autres médicaments moins onéreux, conformément aux objectifs de baisse des prix.

Propriété intellectuelle

En 2001, Aventis a investi près de 2,9 milliards d'euros dans ses activités de R&D pharmaceutiques et s'attache à assurer à une protection rigoureuse de la propriété intellectuelle associée à ces activités.

La propriété intellectuelle comprend les brevets, les marques, le dépôt de dessins et modèles, les droits d'auteur de même que l'ensemble des inventions et innovations présentant une valeur commerciale significative résultant des activités de découverte, développement, fabrication, commercialisation de médicaments, ou liés aux autres activités.

Les produits pharmaceutiques majeurs d'Aventis sont brevetés sur les principaux marchés et le nécessaire est fait pour protéger les produits actuellement en cours de développement. Une veille de la concurrence est systématiquement menée et le Groupe est en permanence prêt à engager toute action nécessaire à la défense de sa propriété intellectuelle.

Aux Etats-Unis, la loi Hatch-Waxman de 1984 a une influence déterminante quant à l'efficacité de la protection légale des médicaments de prescription (autres que les produits biologiques). Cette loi prévoit qu'un médicament ou une indication nouvellement autorisé bénéficie d'une période légale d'exclusivité (cinq ans dans le cas d'un nouveau médicament et trois ans dans le cas d'une nouvelle indication pour un médicament existant) au cours de la laquelle la Food and Drug Administration (FDA) américaine n'accordera aucune autorisation de commercialisation pour des médicaments génériques concurrents, même si le produit original ne bénéficie d'aucune protection sous forme de brevet. Cependant, l'expiration de la période d'exclusivité de cinq ans ne réduit en aucune manière toute protection par brevet susceptible de s'appliquer par ailleurs.

Cette même loi a, cependant, nettement accéléré le processus d'autorisation des médicaments génériques concurrents utilisant les mêmes principes actifs dès l'expiration de la période légale d'exclusivité (également dénommée « data exclusivity » ou « exclusivité des données »). La loi pourrait de fait favoriser des contestations juridiques plus agressives de la protection des brevets des produits originaux.

Le portefeuille de produits stratégiques vendus aux Etats-Unis est soumis à la fois aux dispositions de la protection par brevet et au statut « exclusivité des données » de la loi Hatch-Waxman. Ces produits risquent d'être exposés à un risque accru de concurrence des génériques autorisés par la FDA.

La situation des produits stratégiques vendus aux Etats-Unis est la suivante en terme de brevets et « d'exclusivité de données » :

Actonel (sodium de risédronate)

Procter & Gamble détient une « New Drug Application » (« NDA ») pour *Actonel* qui a été déposée auprès de la FDA américaine. Le brevet américain protégeant le principe actif, le sodium de risédronate, arrive à échéance en décembre 2013, et les brevets couvrant différentes formules expirent en 2017 et 2018. Ce médicament bénéficie jusqu'en 2003 d'une « exclusivité des données » non brevetées en tant que nouvelle substance chimique. Cette « exclusivité de données » protégeant différentes indications arrivera à échéance en avril 2003.

Allegra/Telfast (fexofénadine)

Aventis Pharmaceuticals Inc., filiale pharmaceutique d'Aventis aux Etats-Unis, a intenté trois procès en contrefaçon de brevet contre Barr Laboratories, Inc., en relation avec *Allegra*. Le 1er août 2001, Aventis Pharmaceuticals Inc. a engagé une première action en justice contre Barr auprès de la Cour fédérale du New Jersey faisant valoir la contrefaçon d'un certain nombre de brevets américains, suite à la demande par Barr d'une autorisation (« ANDA ») pour la fabrication et la commercialisation d'une version générique des gélules de fexofénadine HCl 60 mg.

Un second procès en contrefaçon a été initié le 7 septembre 2001, suite à la demande par Barr d'une autorisation (ANDA) pour les formes en comprimés 30, 60 et 180 mg de la fexofénadine HCl et le 28 janvier 2002, suite à la demande par Barr d'une autorisation concernant une version générique de *Allegra-D*. Par ailleurs, API a reçu en février 2002 une notification concernantt une seconde demande d'autorisation sur *Allegra-D* et a engagé un procès en contrefaçon de brevet contre Impax Laboratories en mars 2002.

Aux Etats-Unis, Aventis détient un grand nombre de brevets portant sur les méthodes d'administration, les formulations, les procédés de fabrication et la composition d'*Allegra*. En vertu de la loi fédérale en vigueur, la commercialisation de versions génériques de gélules ou de comprimés de fexofénadine HCl autorisés par la FDA ne peut être entreprise avant qu'une décision favorable à Barr Laboratories ne soit rendue dans le litige en matière de brevet ou, à défaut, qu'à l'expiration d'un délai de 30 mois. Les formules de comprimés sont en outre protégées par le statut « d'exclusivité de données » jusqu'au premier trimestre 2003.

Amaryl (glimépiride)

Le statut « exclusivité des données » pour *Amaryl* est arrivé à échéance en novembre 2000, mais le brevet américain protégeant le principe actif, glimépiride, n'expirera pas avant avril 2005.

Arava (léflunomide)

Arava bénéficie jusqu'en septembre 2003 d'une « exclusivité des données » en tant que nouvelle substance chimique. Le brevet concernant le principe actif, léflunomide, en tant que composé, n'expire qu'en décembre 2002 (sous réserve de l'obtention de la demande de prolongation de la durée du brevet du 13 décembre 1999). Un brevet supplémentaire couvrant un métabolite de léflunomide et son utilisation arrive à échéance en 2014.

Lantus (insuline glargine)

Lantus bénéficie jusqu'en octobre 2005 d'une « exclusivité des données » (prolongée après avril 2005 en raison d'une exclusivité pédiatrique). Le brevet concernant le principe actif, insuline glargine, en tant que composé n'arrive à échéance qu'en mars 2015.

Lovenox/Clexane (énoxaparine sodique)

Le statut « exclusivité des données » de *Lovenox/Clexane* en tant que nouvelle substance chimique a expiré en mars 1998. En revanche, il est protégé par ce statut pour une indication n'expirant que fin 2003. En outre, Aventis détient un certain nombre de brevets américains relatifs à ce médicament expirant en 2004 et 2012.

Nasacort (acétonide de triamcinolone)
Nasacort est actuellement protégé par un brevet portant sur les modes de traitement expirant en 2007. *Nasacort AQ* est également protégé par deux brevets de formulation expirant en 2016. Ce produit ne bénéficie plus d' « exclusivité des données ».
Rilutek (riluzole)
Rilutek bénéficie jusqu'en décembre 2002 d'une « exclusivité des données » en tant que nouvelle substance chimique (prolongée après 2000 du fait de l'exclusivité en tant que médicament pour maladie orpheline). Aucun brevet n'est actuellement enregistré dans le FDA Orange Book pour ce produit, mais Aventis, ses filiales ou sociétés affiliées possèdent ou sont licenciés exclusifs d'un certain nombre de brevets relatifs à ce produit.

Taxotere (docétaxel)
Pour *Taxotere*, le statut « exclusivité des données » en tant que nouvelle substance chimique a expiré en mai 2001. Le brevet américain du principe actif, docétaxel, en tant que composé arrive à échéance en mai 2010, et plusieurs autres brevets américains concernant ce médicament n'expirent qu'entre 2012 et 2013. En outre, *Taxotere* bénéficie d'une « exclusivité des données » couvrant une indication, qui expire en décembre 2002.

Delix/Tritace (ramipril)
Pour *Delix/Tritace*, qu'Aventis ne commercialise pas aux Etats-Unis, la description qui suit concerne la couverture du brevet dans nos principaux marchés.

Le brevet protégeant le principe actif ramipril en tant que composante intermédiaire expire en Allemagne et en Grande-Bretagne en 2004, en France en 2006 et en Italie en 2010. En outre, Aventis détient dans ces pays d'autres brevets qui expireront entre 2005 et 2008. Le brevet protégeant ramipril au Canada expire en 2018.

Immobilisations corporelles
Une grande partie des principales unités de production et des installations de recherche d'Aventis se trouve en France, en Allemagne et aux Etats-Unis. Aventis dispose également d'unités de production et installations de recherche au Royaume-Uni, en Italie, au Japon, au Brésil et au Mexique.

Le siège social d'Aventis se trouve à Strasbourg, en France, avec des sièges opérationnels à Francfort, en Allemagne, et à Bridgewater, aux Etats-Unis.

La politique d'Aventis consiste généralement à acquérir ses propres installations ou les louer en concluant des contrats de bail à long terme. Au 31 décembre 2001, la valeur nette comptable des immobilisations corporelles s'élevait à 5,74 milliards d'euros.

Les unités de production et installations de recherche correspondent aux besoins actuels et à venir de la société et satisfont aux normes en vigueur. Chaque année, une revue des unités de production est effectuée afin de contrôler les aspects environnementaux, sanitaires et de sécurité, le respect de la qualité et la productivité. Des provisions peuvent ensuite être passées pour restructuration, modernisation et fermeture de certains sites. Si nécessaire, des amortissements exceptionnels peuvent être décidés.

Au total, Aventis possède 60 unités de production pharmaceutique dans 32 pays, les principales unités étant énumérées ci-après :

France	Le Trait
	Compiègne
	Maisons Alfort
	Vitry
	Neuville
	Vertolaye
Allemagne	Francfort
Etats-Unis	Kansas City
Royaume-Uni	Dagenham
	Holmes Chapel
Italie	Anagni
	Scoppito
Japon	Kawagoe
Brésil	Suzano
Mexique	Ocayoacac

Des activités de R&D sont menées sur les principaux sites suivants : Bridgewater aux Etats-Unis, Francfort en Allemagne, Lyon et Paris en France et Tokyo au Japon.

Pour un système de « santé durable »

L'engagement d'Aventis en matière de « santé durable » repose essentiellement sur le développement et la commercialisation de produits pharmaceutiques innovants qui améliorent la santé et le bien-être des personnes à travers le monde.

Pour Aventis, le concept de « santé durable » consiste à promouvoir l'accès à la santé, à tout mettre en œuvre pour prévenir la maladie et sensibiliser aux questions de santé. L'activité même du Groupe qui consiste à produire et à commercialiser des produits de prescription, des vaccins et des protéines thérapeutiques répondant à des besoins médicaux non satisfaits, tant dans les pays en développement que dans les pays industrialisés, constitue sa principale contribution au concept de « santé durable ».

Mais la « santé durable » exige davantage que la simple production et la vente de produits. Elle soulève des questions sociales et éthiques liées à la découverte de médicaments et à leur commercialisation. Des questions telles que les révolutions génétique et numérique, la mondialisation, l'accès aux soins d'une population croissante dont l'espérance de vie augmente, la fixation des prix des médicaments et des droits de propriété intellectuelle sont au cœur du débat. Les professionnels de la santé et les principaux acteurs du secteur pharmaceutique, les représentants de l'université, des pouvoirs publics et de la société devront faire preuve de clairvoyance, de créativité et d'esprit de coopération s'ils veulent résoudre les sérieux problèmes qui se posent. Aventis doit être prêt à aborder ces questions et à envisager des compromis, écouter les inquiétudes de nos divers partenaires et y répondre, faire preuve de transparence et fournir des solutions.

Mettre en œuvre et promouvoir le concept de santé durable

Aventis travaille à proposer des solutions et à faire progresser le concept de « santé durable ». Suite à une consultation auprès de nos publics, préparée à la demande du Groupe par SustainAbility, Aventis invite ses nombreux partenaires à aborder directement les questions les plus sensibles relatives aux réels défis présentés par le dossier de la santé. Les informations recueillies dans ce cadre seront étudiées et contribueront à forger un modèle pour les entreprises et donc pour l'avenir d'Aventis.

En tant que membre du « World Business Council for Sustainable Development », Aventis co-préside un projet du Conseil intitulé « Innovation, technologie, société et développement durable ». Ce projet prend en exemple les développements dans le domaine des biotechnologies pour tenter d'illustrer les questions soulevées par la technologie de pointe. L'un des axes de ce projet porte sur les droits de propriété intellectuelle et sur le défi qui consiste à concilier nécessité de protéger ces droits et attentes d'une société qui souhaite accéder à la connaissance et bénéficier de chaque innovation. Les résultats seront présentés comme l'aboutissement d'un travail réalisé en collaboration avec les principaux publics partenaires d'Aventis, lors du Sommet Mondial « Rio Plus 10 », qui se tiendra à Johannesburg en septembre 2002.

Aventis a été l'un des co-fondateurs du SNP Consortium (Polymorphismes des nucléotides simples). Cette initiative conjointe du secteur de la pharmacie, des centres universitaires et du Wellcome Trust vise à garantir à tous les acteurs de la recherche médicale le libre accès aux connaissances fondamentales nécessaires aux progrès de la médecine. Le projet SNP s'est achevé au milieu de l'année 2001. Il a abouti à l'élaboration d'une carte comportant deux millions de points au niveau desquels le génome humain ne diffère entre les individus que par une seule « lettre ».

En octobre, le Dow Jones Sustainability Index, qui référencie les sociétés centrées sur le développement durable dans le monde, a retenu Aventis sur la base de ses performances environnementales, sociales et économiques. Aventis figure également dans les indices FTSE4 Good Europe et ASPI Euro Zone pour ses investissements prenant pleinement en compte des intérêts de la collectivité.

Faire preuve de responsabilité sociale

En conformité avec son engagement d'améliorer la qualité de vie et de soutenir les principes de développement durable, Aventis a conclu, en mai 2001, un partenariat avec l'Organisation Mondiale de la Santé (OMS) afin de lutter contre la trypanosomiase. Mieux connue sous le nom de maladie du sommeil, cette affection mortelle concerne actuellement un demi-million de personnes en Afrique.

Aventis a engagé 25 millions de dollars pour soutenir les activités de l'OMS dans ce domaine sur une période de cinq ans. Le projet implique des efforts dans trois domaines étroitement liés : don de médicaments, gestion et suivi de la maladie, recherche et développement.

En tant que partenaire majeur de l'Initiative Mondiale pour l'Eradication de la Polio, Aventis fournit à cinq pays africains ravagés par la guerre les médicaments nécessaires pour les campagnes de vaccination entre 2000 et 2002. Aventis s'est publiquement engagé à trouver des moyens complémentaires pour parvenir à l'éradication totale de la polio.

Aventis Pasteur est également membre de l'Alliance Mondiale pour les Vaccins et la Vaccination (GAVI). Fondée en 1999, la GAVI s'est donné l'ambitieuse mission de veiller à ce que les enfants des régions pauvres du globe soient protégés contre les maladies pour lesquelles il existe un vaccin.

En route vers l'excellence

Aventis a mis en place une politique d'environnement, d'hygiène et de sécurité (EHS) qui vise à contribuer au développement durable. Aventis se doit d'atteindre l'excellence dans ce domaine.

Le programme EHS, bâti sur cinq ans, sera révisé annuellement. Il identifie des objectifs précis et s'insère dans la stratégie globale du Groupe. Les différentes étapes de ce plan ont été élaborées en prenant en compte les aspects réglementaires, les progrès technologiques, les aspects sociaux et économiques, actuels et à venir. Il s'appuie également sur les résultats des audits menés en interne, indicateurs déterminants de performance et des risques.

Autres activités

En 2001, Aventis a réalisé un progrès significatif en cédant les activités non-stratégiques au profit d'un recentrage sur Aventis Pharma. Pratiquement l'ensemble des activités non-stratégiques restantes devraient être cédées d'ici la fin 2002.

Activités non-stratégiques

Aventis CropScience

En octobre 2001, Aventis et son partenaire Schering AG ont annoncé la cession d'Aventis CropScience à Bayer AG dans le cadre d'une vente pour une valeur d'entreprise de 7,25 milliards d'euros, y compris 1,9 milliard d'euros d'endettement. La réalisation de la cession est prévue courant 2002.

Engagé dans le développement durable d'une agriculture mondiale, Aventis CropScience se concentre sur la recherche, le développement et la commercialisation de solutions novatrices qui répondent aux besoins de la filière agricole, à savoir des cultures saines, des rendements plus importants, une meilleure qualité des cultures et de l'alimentation, tout en s'efforçant de satisfaire aux impératifs du respect de l'environnement.

Aventis CropScience a enregistré une progression de 6,7 % de son chiffre d'affaires, qui s'est élevé à 4 303 millions d'euros en 2001 contre 4 034 millions d'euros en 2000, en dépit de conditions de plus en plus difficiles sur le marché mondial.

Aventis CropScience exerce son activité dans les domaines suivants :

Chiffre d'affaires des produits d'Aventis CropScience

Domaine	Produit et utilisation	2001 (en millions d'euros)	2000 (en millions d'euros)	Variation totale en %
Herbicides	Pour lutter contre les mauvaises herbes	1 567	1 450	8,1 %
Insecticides	Pour lutter contre les insectes nuisibles	1 130	1 051	7,5 %
Fongicides	Pour lutter contre les champignons et les moisissures	690	690	0 %
Protection des cultures : divers	Autres produits de protection des cultures	278	270	3,0 %
Sciences de l'environnement	Produits de protection du gazon et des espaces verts, insecticides domestiques, contrôle des insectes nuisibles, des termites et acridiens, protection des produits stockés et du bois.	424	376	12,8 %
BioScience	Applications biotechnologiques pour la production des cultures	214	197	8,6 %
		4 303	4 034	6,7 %

Aventis CropScience invervient sur l'ensemble des marchés au niveau mondial. L'activité est cyclique et soumise à la fixation des prix par le jeu du marché. La demande locale est extrêmement variable, selon les saisons, le climat, les conditions météorologiques et les types de cultures.

L'accent est mis sur des pays clés : les Etats-Unis, la France, l'Allemagne, le Royaume-Uni, le Brésil, la Chine et le Japon, qui présentent les meilleures perspectives en matière de développement durable.

Aventis Animal Nutrition

En avril 2002, Aventis a signé la cession de son activité de nutrition animale à CVC Capital Partners Ltd., une société anglaise à capitaux privés.

Aventis Animal Nutrition est l'un des leaders au niveau mondial en matière de nutrition animale et développe, produit et commercialise une large gamme d'additifs pour l'alimentation animale, notamment la méthionine, un acide aminé essentiel, des vitamines et leurs « pre-mix » ainsi que des enzymes destinées à

l'alimentation animale. En 2001, l'activité de nutrition animale a généré un chiffre d'affaires de 572 millions d'euros contre 577 millions d'euros en 2000.
Fin 2001, la société basée à Paris employait environ 1 480 personnes.

Dade Behring

Dade Behring, l'une des premières sociétés mondiales de diagnostic, est née en 1997 du regroupement de l'activité de diagnostic de Hoechst, Behring Diagnostics, et de Dade International. Aventis détient 51,8 % du capital, le reste étant détenu par des entités contrôlées par Bain Capital, Inc., Goldman Sachs Capital Partners et des membres de la Direction de Dade Behring. Aventis n'exerçant pas le contrôle opérationnel de Dade Behring, le chiffre d'affaires de cette société n'est pas consolidé dans les comptes du Groupe. Au 1er janvier 2001, Aventis a qualifié sa participation dans Dade Behring de participation non stratégique.

Dade Behring a réalisé un chiffre d'affaires consolidé de 1,388 milliard d'euros en 2001 contre 1,3 milliard d'euros en 2000. Le siège social de Dade Behring est situé aux Etats-Unis, à Deerfield dans l'Illinois. La société possède des unités de recherche, de production et de marketing dans le monde entier et compte un effectif total d'environ 7 500 personnes.

DyStar

Aventis détient, par l'intermédiaire de Hoechst, 35 % de participation dans DyStar, leader mondial des colorants pour textiles. En octobre 2000, DyStar a intégré les activités de production de colorants pour textile de BASF qui était son principal concurrent, en modifiant ainsi son ancien statut de co-entreprise à parité entre Hoechst et Bayer. Dans le cadre de cette nouvelle structure, Hoechst et Bayer détiennent 35 % de participation dans DyStar, BASF détenant 30 %. En 2001, DyStar a réalisé un chiffre d'affaires net consolidé de 1,01 milliard d'euros contre 850 millions d'euros en 2000.

Messer Griesheim

En janvier 2001, Aventis a annoncé que Allianz Capital Partners, la branche d'investissement d'Allianz AG, et Goldman Sachs Funds ont convenu, le 31 décembre 2000, de racheter à Hoechst AG les 66,7 % de participation dans le groupe de gaz industriels Messer Griesheim GmbH qu'Aventis S.A. détient par l'intermédiaire de Hoechst AG. La famille Messer conservera sa participation dans la société.
La transaction a été finalisée en avril 2001.

Rhodia

Au 31 décembre 2001, Aventis détient 25,2 % de participation dans Rhodia, société de chimie de spécialités de Rhône-Poulenc, introduite aux Bourses de Paris et New York en 1998. Après l'introduction en Bourse, Rhône-Poulenc a poursuivi son désinvestissement avec une seconde mise sur le marché d'actions Rhodia et l'émission d'obligations échangeables contre des actions Rhodia. Chaque obligation d'un montant nominal de 23,22 euros peut être échangée à l'initiative du porteur en une action Rhodia jusqu'en octobre 2003 (sous réserve du droit de remboursement anticipé d'Aventis).

Wacker

En décembre 2000, Aventis a accepté de vendre à la famille Wacker ses 50 % de participation dans Wacker-Chemie GmbH, une co-entreprise détenue à parité par Hoechst et la famille Wacker, la vente étant réalisée en deux étapes. Lors de la première étape en janvier 2001, la Alexander Wacker Familien GmbH, une société holding qui détient les autres 50 % dans Wacker, a acquis la majorité des droits de vote dans Wacker via une augmentation de capital, et le contrôle de la direction de l'ensemble du groupe. La société Hoechst est actuellement en relation avec la famille Wacker et discute les termes de la seconde étape de la transaction.

Nouveaux moyens d'information

Aventis est décidé à profiter des opportunités offertes par les technologies Internet pour améliorer ses relations avec la clientèle, renforcer la productivité de sa chaîne d'approvisionnement, accélérer le rythme des découvertes de nouveaux médicaments et augmenter son efficacité commerciale. Aventis veut s'assurer une position de leader dans le cadre de la révolution numérique de l'industrie pharmaceutique et prévoit d'investir de façon significative durant les prochaines années afin d'étendre ses activités dans ce domaine.

Pour le développement de ses applications Internet, Aventis a établi des partenariats avec des sociétés leaders sur le marché de l'informatique, dont IBM, Cisco, Microsoft et SAP. Nous n'en sommes qu'au début de la transformation des services de santé par les nouvelles technologies informatiques, mais Aventis veut contribuer à montrer la voie dans ce domaine.

Des acquisitions et des partenariats ciblés avec des sociétés Internet font partie intégrante de la stratégie d'Aventis pour développer de nouvelles approches de la clientèle.

Aventis a signé un contrat sur plusieurs années avec iPhysicianNet (www.iphysiciannet.com) afin de participer aux services électroniques du site Internet destiné aux médecins de premier secours aux Etats-Unis. Le système de présentation vidéo qui permet des sessions de vente en direct, en face-à-face entre les représentants de l'industrie pharmaceutique et les médecins, a démontré qu'il permettait également d'augmenter les prescriptions. A ce jour, quelques 8 000 médecins de premier recours ont signé des accords exclusifs sur plusieurs années avec iPhysicianNet.

Au Japon, Aventis est la première société qui travaille en partenariat avec le portail So-net de Sony pour piloter l'utilisation d'une plate-forme Internet destinée à faciliter la communication entre les médecins et les agents commerciaux d'Aventis.

Aux Etats-Unis, Aventis a lancé un site de commerce électronique, VaccineShoppe (www.vaccineshoppe.com), qui offre aux professionnels de la santé la possibilité de passer en ligne leurs commandes de produits via un système automatisé et sécurisé. Le site est doté de fonctions de confirmation immédiate des prix et de suivi des commandes. Il fournit également des informations complètes sur l'ensemble des vaccins et produits d'Aventis.

La fonction Drug Innovation & Approval (DI&A) développe actuellement RAPID.e (Realization of Aventis Productivity In Development. (technology) Enabled), un programme visant une optimisation des processus d'essais cliniques, de réglementation et de commercialisation. RAPID.e est destiné à créer une « machine » de développement rapide et optimal, du premier essai clinique sur les humains jusqu'à la commercialisation.

RAPID.e repose sur une stratégie de transformation des processus et des modèles technologiques en vue de renforcer la productivité en matière de développement, raccourcir la durée des cycles et améliorer la coopération. Le projet vise par ailleurs un suivi de la qualité et une prise de décision au fur et à mesure du développement clinique et de la procédure d'enregistrement. Les équipes RAPID.e travaillent en interaction fonctionnelle au niveau mondial afin de fournir une expertise concertée dans le cadre des processus cliniques, réglementaires et commerciaux, ceci afin d'établir un nouveau modèle de développement en phase avancée du produit.

Gestion des risques et sensibilités

FACTEURS DE RISQUE

D'importants facteurs pouvant être à l'origine d'une différence importante entre les résultats obtenus et les résultats prévus sont exposés dans le présent Rapport Annuel.

RISQUES DE MARCHÉ

Les fluctuations des taux de change, ainsi que d'importantes dévaluations, peuvent affecter le résultat et la valeur des actifs localisés hors de la zone Euro.

Une importante partie des ventes et des charges est libellée en devises autres que l'euro, monnaie dans laquelle le comptes du Groupe sont tenus. De ce fait, les fluctuations entre l'euro et les autres devises majeures, en particulier le dollar américain, la livre anglaise et le yen japonais, peuvent avoir une incidence sur le résultat opérationnel d'Aventis. Ces effets peuvent être dus aux conversions de la valeur euro des transactions effectuées dans d'autres devises ou au fait que les postes « produits et charges » pour une transaction ou activité donnée sont libellés dans différentes monnaies. Voir « Comptes consolidés - Risques de marché ».

Dépendance à l'égard des fournisseurs.

Dans le cadre de ses activités, Aventis achète différents biens et services auprès de fournisseurs à travers le monde.

Aventis estime que chacune de ces opérations n'a pas par elle-même d'impact significatif sur la situation financière du Groupe qui pourrait la rendre dépendante par rapport à l'un ou l'autre de ses fournisseurs.

Le prix des ADS et la valeur en dollar américain de tous les dividendes sont affectés par les fluctuations des taux de change entre le dollar américain et l'euro.

Les actions américaines de dépôt (« ADS ») sont cotées à la bourse de New-York en dollars américains. Dans la mesure où les actions qui composent les ADS sont cotées en euros au *Premier Marché* Euronext Paris Bourse, la valeur des ADS fluctue en fonction des variations du taux de change dollar américain / euro. Si la valeur de l'euro diminue par rapport au dollar américain, le prix auquel les ADS se négocieront diminuera aussi. En outre, les dividendes étant libellés en euros, les fluctuations de taux de change ont un impact sur le montant perçu en dollars américains par les détenteurs d'ADS. Si la valeur de l'euro diminue par rapport au dollar américain, la valeur de l'équivalent en dollar américain de tout dividende diminuera proportionnellement.

L'exercice des droits préférentiels de souscription sur les actions composant les ADS ne peut être garanti.

En vertu de la loi française, les actionnaires disposent de droits préférentiels visant à souscrire de nouvelles actions ou d'autres titres donnant droit, directement ou indirectement, à acheter des actions supplémentaires sur la base du pro rata. Lors d'une assemblée générale extraordinaire, les actionnaires peuvent renoncer, individuellement ou collectivement, à leurs droits préférentiels de souscription dans le cadre de toute émission. S'il n'a pas été renoncé préalablement à ces droits préférentiels de souscription, ceux-ci peuvent être transférés durant la période de souscription d'une émission d'actions et peuvent être cotés au *Premier Marché*. Les détenteurs américains d'ADS ne peuvent pas exercer de droits préférentiels de souscription pour les actions composant leurs ADS, à moins qu'une déclaration d'enregistrement conforme à la loi américaine sur les titres de 1933, comme amendée, soit applicable aux dits droits et aux actions concernées ou à moins qu'il soit possible de s'affranchir des exigences d'enregistrement. Lors de chaque émission de droits, Aventis a l'intention d'évaluer les coûts et les obligations potentielles, liés à une telle demande d'enregistrement, ainsi que les avantages indirects découlant du droit d'exercice par les détenteurs d'ADS des droits préférentiels de souscription associés aux actions composant leurs ADS, et d'évaluer aussi tout autre facteur jugé approprié à ce moment-là, afin de prendre une décision quant au dépôt ou non d'une telle déclaration d'enregistrement. Le dépôt d'une déclaration d'enregistrement, et son enregistrement effectif ne peuvent être garantis. Si les droits préférentiels de souscription ne peuvent pas être exercés par un détenteur d'ADS, la Citibank N.A., en sa qualité de dépositaire, cédera, lorsque c'est possible, les droits préférentiels de souscription dudit détenteur et distribuera les produits nets de cette vente au détenteur. Si le détenteur décide, à son entière discrétion, que de tels droits ne peuvent être cédés, le dépositaire peut permettre que ces droits expirent. Dans l'un et l'autre des cas, la participation des détenteurs d'ADS dans Aventis sera diluée et, si le dépositaire accepte que les droits expirent, les détenteurs d'ADS ne réaliseront aucune plus-value en raison de l'octroi des droits préférentiels de souscription.

Les détenteurs d'ADS peuvent être confrontés à des risques supplémentaires, liés au fait qu'ils détiennent précisément des ADS plutôt que des actions ordinaires.

Comme les détenteurs d'ADS ne détiennent pas leurs actions directement, ils sont exposés en outre aux risques suivants :

- Dans le cas d'un dividende ou de toute autre distribution, si les taux de change fluctuent durant une quelconque période de temps pendant laquelle le dépositaire ne peut pas convertir une monnaie étrangère en dollars, le détenteur d'ADS risque de perdre tout ou partie de la valeur de la distribution. Il ne peut être garanti que le dépositaire pourra convertir une monnaie à un taux de change précis ou vendre un bien, des droits, des actions ou d'autres titres à un prix donné, ni que l'une de ces transactions pourra être effectuée dans un délai donné.
- Pour pouvoir voter à l'assemblée générale, les détenteurs d'ADS qui ne sont pas inscrits sur les registres du dépositaire sont tenus de transférer leurs ADS sur un compte bloqué ouvert à cet effet par le dépositaire, pendant un certain nombre de jours avant l'assemblée générale. Les ADS transférés sur ce compte bloqué ne peuvent pas être cédées pendant cette durée. Les détenteurs d'ADS qui sont inscrits sur les registres du dépositaire doivent donner l'ordre au dépositaire de ne pas transférer leurs ADS pendant cette période précédant l'assemblée générale. A cet effet, les détenteurs d'ADS doivent recevoir du dépositaire des documents de vote, suffisamment à l'avance pour pouvoir procéder à ces transferts ou donner ces instructions. Il ne peut être garanti que les détenteurs d'ADS recevront ces documents de vote à temps pour donner mandat au dépositaire de voter. Il peut arriver que les détenteurs ADS, ou les personnes qui détiennent leurs ADS par l'intermédiaire de courtiers, cambistes ou tout autre tiers, n'aient pas du tout la possibilité d'exercer leur droit de vote.
- Les détenteurs d'ADS peuvent ne pas recevoir les copies de tous les rapports émanant du dépositaire ou d'Aventis.
- Le contrat de dépôt des ADS peut être modifié ou résilié par le dépositaire ou par Aventis.

RISQUES JURIDIQUES

Aventis est soumis au respect de diverses réglementations particulières du fait de ses activités.

L'industrie pharmaceutique est très réglementée. Les réglementations varient en fonction des produits et des pays, et sont des facteurs importants dans le choix du marché sur lequel un produit sera commercialisé. Les produits pharmaceutiques doivent faire l'objet d'un agrément avant d'être commercialisés dans les différents pays.

En général, un dossier d'enregistrement doit être soumis à l'autorité de contrôle compétente contenant des informations détaillées sur la sécurité, l'efficacité et la qualité d'un nouveau médicament.

Aventis est confronté à une forte concurrence et aux contrôles des autorités réglementaires qui pourraient affecter la capacité à lancer de nouveaux produits sur le marché, ou limiter ou réduire la rentabilité des produits nouveaux ou existants.

Les principaux marchés pour les produits pharmaceutiques d'Aventis sont l'Union Européenne et les Etats-Unis, la région Asie-Pacifique (notamment le Japon) et l'Amérique latine générant la majeure partie du chiffre d'affaires restant. Ces marchés sont confrontés à une forte concurrence et sujets à des contrôles très exigeants de la part des autorités de réglementation.

Concurrence intense. Aventis est confronté à un environnement global très concurrentiel. Ces dernières années, l'industrie pharmaceutique s'est beaucoup renforcée, les sociétés concurrentes cherchant à conforter leur place sur le marché et à répondre aux conditions exigeantes en pleine évolution. Les prix pratiqués par les concurrents d'Aventis ainsi que les produits alternatifs qu'ils proposent peuvent limiter ou réduire la part de marché et la rentabilité des produits existants et de nouveaux produits commercialement viables.

Contrôles des autorités réglementaires. Comme les autres sociétés qui évoluent dans ce secteur, Aventis doit satisfaire à de nombreux contrôles portant sur le développement, les essais, l'approbation, la fabrication et la commercialisation de ses produits. Aventis doit par exemple obtenir une autorisation des autorités réglementaires compétentes et la conserver pour pouvoir mettre sur le marché un produit pharmaceutique dans une juridiction donnée. Sur les principaux marchés, la procédure d'obtention de telles autorisations est très longue et onéreuse et de nombreux facteurs peuvent avoir une incidence négative sur la capacité à obtenir l'autorisation de mise sur le marché d'un produit.

Contrôles des prix. Outre la concurrence normale des prix sur le marché, les prix des produits pharmaceutiques sont soumis, sur bien des marchés, à des contrôles gouvernementaux ou à divers facteurs. Le contrôle des prix des produits pharmaceutiques peut être initié soit de façon formelle par le gouvernement soit parce que des gouvernements ou des fournisseurs de santé importants sur un marché donné sont capables d'exercer une influence conséquente sur les prix. Le contrôle des prix peut limiter le gain financier généré par la croissance et entraver l'introduction de nouveaux produits sur ces marchés.

Voir « Informations sur la société - Réglementation » pour plus d'informations sur les questions de réglementation et de prix affectant Aventis.

RISQUES LIÉS À L'ACTIVITÉ

Les activités de recherche et développement qui ne débouchent pas sur la mise au point de nouveaux produits rencontrant un succès commercial peuvent amener le Groupe à revoir ses objectifs d'activité.

Comme bien d'autres sociétés de son secteur d'activité, Aventis consacre d'importantes ressources financières à ses activités de recherche et développement. En raison de la longueur du processus de développement, de la concurrence intense et des défis technologiques, il n'est pas possible de garantir que chacun des produits actuellement en phase de développement, ou pour lequel vont commencer des recherches, sera commercialisé et rencontrera un bon succès commercial. Depuis la découverte jusqu'aux essais en passant par l'enregistrement et le lancement initial du produit, le processus de développement d'un produit pharmaceutique prend ainsi plus de 10 ans et est mené en plusieurs étapes. Durant chacune de ces étapes, existe un risque relativement important de ne pas atteindre l'objectif et d'abandonner par conséquent un produit pour lequel avaient été investies des sommes importantes. Aventis doit être en mesure de maintenir un flot continu de nouveaux produits à succès pour compenser la baisse enregistrée au niveau des ventes de produits anciens qui approchent de la fin de leur cycle de vie commercial ou qui sont supplantés par des produits concurrents, pour maintenir le niveau de chiffre d'affaires et de résultat actuels.

L'expiration d'un brevet, une protection insuffisante ou la perte d'un brevet efficace constituent des risques qui peuvent avoir une influence négative sur le chiffre d'affaires et le résultat.

Durant toute la période au cours de laquelle un principe actif d'un produit pharmaceutique de marque connue est soumis à une protection par brevet, ledit produit ne peut normalement être concurrencé que par des produits utilisant des principes actifs différents. Toutefois, après expiration de la protection par brevet d'un principe actif donné, un produit de marque bien implantée est susceptible d'être confronté à une concurrence additionnelle sous la forme de la mise sur le marché de produits « génériques » contenant le même principe actif. Aux Etats-Unis, si un tel produit fait preuve de « bioéquivalence » ou si la faculté de maintenir les taux sanguins du principe actif est équivalente à celle du produit de marque, la mise sur le marché d'un tel produit « générique » pourra être approuvée sans grands efforts de développement et sans les essais requis du produit de marque original, et donc sans obstacles majeurs à son introduction sur le marché. Le lancement d'un produit générique est en principe suivi d'une baisse des parts de marché et du chiffre d'affaires du produit de marque connue. Pour déterminer dans quelle mesure la concurrence des produits génériques affectera le chiffre d'affaires et les marges du produit de marque original sur un marché donné, il faut tenir compte de divers facteurs, savoir si la demande pour ce traitement pourra supporter la multiplicité des fabricants, le temps et les sommes investis pour l'obtention de l'enregistrement du produit générique, la facilité relative ou la difficulté à fabriquer le produit ainsi que la capacité du fabricant du produit original à développer de nouvelles formules ou des formules à brevet différent accordé pour des améliorations importantes liées par exemple à un mode d'administration facilité.

Dans l'industrie pharmaceutique, les expirations de brevet peuvent même affecter des médicaments enregistrés relativement récemment, ses principes actifs ayant pu être découverts et brevetés bien avant la découverte et l'homologation de leurs indications thérapeutiques spécifiques. Toutefois, outre les brevets couvrant le principe actif, les produits pharmaceutiques d'Aventis peuvent aussi être protégés par d'autres brevets, dont ceux concernant divers dosages utilisés, diverses procédés de fabrication ou divers modes d'administration et des posologies spécifiques. De tels brevets fournissent divers degrés de protection pour un médicament, allant au-delà de l'expiration des brevets ne couvrant que ses principes actifs. Tel est le cas par exemple lorsqu'un principe actif ou un produit fini est particulièrement difficile à fabriquer ou lorsque des dosages ou des modes d'administration plus attrayants présentent des avantages sur les concurrents génériques. On ne peut toutefois garantir en aucune façon que les concurrents ne sauront pas concevoir « autour » de ces brevets, développer des procédés de fabrication alternatifs ou créer des formules tout aussi attrayantes qui ne soient cependant pas des contrefaçons.

Les résultats et le rendement des produits brevetés d'Aventis risquent aussi de se trouver affectés par le fait qu'un tribunal décide qu'un brevet applicable n'est pas valide ni exécutoire, ou dans le cas où seraient introduits sur le marché des produits concurrents à action thérapeutique similaire qui ne violent pas nos brevets.

Aux Etats-Unis, l'efficacité de la protection par brevet des médicaments de prescription (autres que biologiques) est largement déterminée par la Loi Hatch-Waxman de 1984, qui garantit qu'un médicament ou qu'une indication nouvellement approuvés bénéficient d'une période légale d'exclusivité (cinq ans pour un nouveau médicament et trois ans pour une nouvelle indication d'un médicament existant) durant laquelle la « Food and Drug Administration - FDA » n'accordera pas d'autorisation de mise sur le marché aux génériques concurrents, et ce même en l'absence d'une protection par brevet du produit original. Cependant, cette même loi a beaucoup accéléré le processus d'autorisation des médicaments génériques utilisant les mêmes principes actifs, dès l'expiration de cette période d'exclusivité (appelée « exclusivité des données »). La loi risque en fait de favoriser des actions légales plus agressives face aux brevets des produits originaux.

De plus, le degré de protection par brevet varie d'un pays à l'autre. Dans certains pays, la protection par brevet est nettement plus faible qu'aux Etats-Unis ou qu'au sein de l'Union Européenne. Certains pays facilitent notamment sur leurs marchés la concurrence des fabricants de génériques, qui seraient sans cela incapables de lancer des produits concurrentiels avant de nombreuses années.

Les produits pharmaceutiques sont soumis aux restrictions liées à la protection par brevet et à l'exclusivité Hatch-Waxman décrite plus haut. Ils peuvent en outre être exposés à un risque accru de concurrence provenant des médicaments génériques approuvés selon le processus accéléré de la FDA faisant suite à ladite exclusivité. La perte d'une protection par brevet efficace pour l'un ou plusieurs de nos produits pourrait avoir une influence négative sur les ventes futures et le résultat opérationnel. Voir « Informations sur la Société - Propriété intellectuelle » pour une description du brevet américain et la couverture « exclusivité des données » de nos principaux produits, ainsi que pour les expirations attendues pour certaines marques stratégiques, et « Informations financières - Informations sur les litiges et procédures d'arbitrage » pour une description du litige en contrefaçon de brevet relatif à *Allegra*, médicament contre les allergies saisonnières et produit le plus vendu du Groupe.

Les litiges en contrefaçon de brevet peuvent influer sur les prévisions de croissance et le résultat.

Pendant tout le processus de découverte et du développement de nouvelles entités chimiques ou de nouvelles indications, de nouveaux modes d'administration ou de toute autre innovation relative aux entités chimiques connues, peuvent subvenir des plaintes de concurrents prétendant qu'il s'agit de contrefaçons de l'un ou l'autre de leurs produits brevetés. Ces plaintes peuvent entraîner de longs litiges impliquant en général des questions complexes telles que :

les processus ou matières spécifiques peuvent-ils en fait être brevetés ? Les brevets en question sont-ils contestables ? Les différents droits relatifs aux brevets sont-ils exécutoires ? Le produit concurrencé enfreint-t-il des droits associés d'un quelconque brevet en vigueur ? Au cours de tels litiges, la défense est onéreuse et, si une décision finale négative intervenait, la société pourrait être amenée à payer des indemnités substantielles ou à conclure des accords limitant les droits de commercialiser ou à utiliser le produit concerné d'une autre manière. Les réclamations en contrefaçon de brevet peuvent empêcher ou retarder l'enregistrement et le lancement de produits en cours de développement, même si la réclamation est rejetée, ce qui peut affecter la capacité à maintenir les résultats au niveau actuel ainsi que les prévisions de croissance.

Un éventuel changement du statut d'Allegra et son nouvel environnement concurrentiel peuvent affecter le résultat.

Etant donné que le brevet et l'exclusivité réglementaire arrivent à expiration, *Allegra* pourrait avoir à faire face à la concurrence de versions génériques moins chères, ainsi qu'à celle d'autres versions, génériques ou délivrées sans ordonnance, de produits de concurrents, si de telles versions sont lancées sur le marché. Les médicaments délivrés sans ordonnance peuvent être vendus moins chers que les médicaments de prescription. Si *Allegra* ou l'un des ses concurrents principaux venaient à passer au statut de médicament délivré sans ordonnance, *Allegra* se verrait confronté à de nouvelles et importantes pressions concurrentielles susceptibles d'avoir un effet négatif sur le résultat opérationnel futur. En mars 2002, le fabricant d'un médicament concurrent a annoncé le dépôt auprès de la FDA d'une demande afin d'obtenir le statut de médicament livré sans ordonnance pour celui-ci. Pour de plus amples informations, voir « Informations sur la Société - Propriété intellectuelle » et « Informations financières - Informations sur les litiges et procédures d'arbitrage - Statut commercial d'*Allegra* ».

Des aléas dans la cession d'activités non stratégiques peuvent ralentir la réduction de la dette du Groupe.

Aventis ayant pour stratégie de devenir un groupe purement pharmaceutique, la finalisation de la vente d'Aventis CropScience et d'Aventis Animal Nutrition ainsi que la cession des activités industrielles restantes constituent des événements majeurs. Au mois d'octobre 2001, Aventis et Schering AG ont convenu de céder Aventis CropScience à Bayer AG. Cette transaction devrait être finalisée dans le courant de l'année 2002. Toutefois, cet accord de cession est soumis à certaines conditions, telles que certaines autorisations et l'accord des autorités de régulation, dont l'obtention pourrait être subordonnée à des modifications substantielles. En outre, en décembre 2000, Aventis a signé un accord sur la cession, en deux phases, de sa participation dans Wacker-Chemie GmbH à la famille Wacker. La première phase a été réalisée en janvier 2001. Aventis est actuellement en discussion avec les acheteurs pour la réalisation et le calendrier de la seconde. De ce fait, il ne peut être garanti que cette transaction sera effectivement finalisée, ou qu'elle le sera selon les termes et le calendrier actuellement prévus. Si cet accord de cession n'est finalement pas mené à terme, aucune garantie ne peut être donnée quant au délai ou aux conditions financières des transactions ultérieures. Une réduction ou un retard dans le recouvrement des produits y afférents entraîneraient une modification du plan de réduction de l'endettement, prolongerait la période de consolidation des résultats de ces activités et repousserait le positionnement définitif d'Aventis comme groupe purement pharmaceutique. En outre, nous ne pouvons pas non plus donner de garantie quant au calendrier ou aux conditions financières relatifs à la cession de nos autres activités non stratégiques.

L'utilisation d'ingrédients biologiquement dérivés peut rencontrer une réticence chez les consommateurs et entraîner des dépenses importantes.

Conformément aux usages de la profession, Aventis fabrique des protéines thérapeutiques, des vaccins et beaucoup de médicaments de prescription à partir d'ingrédients dérivés de tissus humains, animaux ou végétaux. La plupart de ces produits ne peuvent pas être conçus avec des composants synthétiques. Les produits contenant de tels ingrédients biologiquement dérivés sont soumis à des essais approfondis et Aventis estime qu'ils sont sûrs. Par le passé, l'utilisation d'ingrédients biologiquement dérivés par Aventis ou par ses concurrents a pu être considérée comme une source réelle ou théorique de danger, par exemple des infections ou des allergies. De telles affaires ont pu quelquefois conduire à des demandes de dédommagement et à une méfiance accrue du consommateur par rapport à de tels ingrédients en général. Une plainte déposée à l'encontre d'un produit contenant des ingrédients biologiquement dérivés, en raison d'un préjudice qu'il aurait causé, peut exposer potentiellement l'industriel à des dépenses importantes pour couvrir, entre autres, les frais de réclamations, les retours de produits, l'adoption de mesures de sécurité additionnelles, les retards de fabrication, les frais engagés dans l'éducation du consommateur et le développement de substituts synthétiques.

Les réclamations en responsabilité produits peuvent, si elles aboutissent, affecter les résultats financiers.

Etant donné l'utilisation très répandue de leurs produits, les sociétés du secteur pharmaceutique ont souvent été l'objet d'importants litiges du fait de la responsabilité produits. Aventis est actuellement engagé dans un certain nombre de litiges résultant de l'utilisation de ses produits. Les dommages et intérêts, les montants versés pour leur règlement ainsi que les droits et frais découlant de ces réclamations (s'ils ne sont pas couverts en totalité des assurances) pourraient avoir un effet négatif sur le résultat opérationnel, les flux de trésorerie et la position financière. Voir « Informations financières - Informations sur les litiges et procédures d'arbitrage » pour plus d'informations sur les litiges en matière de responsabilité produits concernant Aventis.

Aventis est soumis aux obligations imposées par les autorités administratives dans les affaires de concurrences et celles concernant les pratiques de commercialisation et de fixation des prix.

Aventis et ses filiales font l'objet d'enquêtes de la part de différentes autorités administratives et sont défendeurs dans diverses affaires concernant la concurrence et les pratiques de commercialisation et de fixation des prix.

Ces affaires étant susceptibles de donner lieu à des dommages et intérêts substantiels, elles peuvent avoir des conséquences sur les résultats financiers, les flux de trésorerie et la situation financière d'Aventis.

Aventis a accepté d'endosser une responsabilité dans le cadre des réclamations concernant Aventis CropScience et le maïs StarLink qui peuvent avoir des conséquences préjudiciables sur les résultats financiers et sur l'image du Groupe.

Aventis CropScience a reçu diverses réclamations et demandes d'indemnisation et de remboursement de frais et de bénéfices perdus émanant d'agriculteurs, de marchands et transformateurs de céréales et de sociétés agroalimentaires liées à la commercialisation du maïs *Starlink*. De plus, un certain nombre d'actions, dont plusieurs sont putatives, ont été introduites contre Aventis CropScience, ses filiales et d'autres défendeurs, pour réclamer des indemnisations et des sanctions pénales concernant le maïs *Starlink*. Dans le cadre de la cession d'Aventis CropScience à Bayer AG, Aventis a accepté d'endosser la responsabilité des difficultés liées au litige *StarLink*, ainsi que la responsabilité de la gestion et de la résolution de tous les problèmes connexes.

Les dommages et intérêts au titre du préjudice subi ou le paiement de sommes importantes pour le règlement d'une affaire pourraient être supérieurs et ne plus être couverts par l'assurance ou les provisions, de sorte que le résultat financier, les flux de trésorerie et la situation financière pourraient s'en trouver affectés.

RISQUES INDUTRIELS ET LIÉS À L'ENVIRONNEMENT

Aventis est exposé aux risques potentiels liés à l'environnement, au titre des activités et de ses installations actuelles ou passées.

Dans le cadre de ses activités et installations actuelles et futures (y compris les anciennes activités industrielles), Aventis est exposé à des risques potentiels liés à l'environnement. Aventis et ses filiales sont soumis aux risques environnement sur certains de leurs sites actuels ou anciens, qu'ils en soient propriétaires, exploitants ou qu'il s'agisse de sites de tiers, certains de ces sites se trouvant aux Etats-Unis. Certaines filiales d'Aventis ont été désignées comme « parties potentiellement responsables » ou par un terme équivalent conformément aux « U.S. Comprehensive Environmental Response », à la Loi modifiée « Compensation and Liability Act » de 1980 (connue aussi sous le nom de « Superfund ») et à toute autre réglementation similaire des Etats-Unis ou d'ailleurs. En vertu de leurs obligations légales et contractuelles, Aventis (et/ou ses filiales) assumera la responsabilité de certains risques liés à l'environnement sur ses sites actuels ou sur certains sites qu'Aventis et ses filiales ont cédés ou sont susceptibles de céder. Les activités ont pu causer des dommages à l'environnement sans que ceux-ci soient déjà connus. Les obligations relatives à l'environnement, englobant la remise en état de sites qui peut être requise du fait de lois sur l'environnement de diverses juridictions, peuvent avoir des effets négatifs importants sur le résultat opérationnel. Les provisions constituées en fonction de ces obligations peuvent s'avérer insuffisantes, si les évaluations qui les sous-tendent se révèlent inexactes ou si le Groupe était désigné responsable d'autres contaminations encore non identifiées. De plus, les lois sur l'environnement, la sécurité et la santé ainsi que leurs politiques d'application futures pourraient créer ou augmenter les dettes liées aux activités, y compris aux activités antérieures d'Aventis conformément aux lois et réglementations alors en vigueur. La mise en conformité avec lesdites lois pourrait entraîner des dépenses et dettes importantes qui seraient susceptibles d'affecter l'activité et le résultat opérationnel. Voir « Comptes consolidés - Autres éléments financiers significatifs ».

ASSURANCES

Le Groupe a mis en place un programme d'asurance qui permet une couverture au niveau mondial de ses activités. Les polices couvrent notamment les risques du fait des produits, les risques de dommages aux biens et les pertes d'exploitation consécutives, les risques liés aux transports et à la sous-traitance, la responsabilité civile et environnementale.

Par ailleurs, diverses polices ont été souscrites pour tenir compte des particularités locales et des risques liés à certaines activités spécifiques.

3. Comptes consolidés

Commentaires sur les comptes consolidés d'Aventis

Revue des opérations et des états financiers du Groupe

Sauf indication contraire, la dénomination « Aventis » fait référence au Groupe Rhône-Poulenc pour les périodes antérieures à la fusion intervenue le 15 décembre 1999.

Comptes consolidés d'Aventis
Les états financiers consolidés du Groupe Aventis inclus dans le présent rapport annuel sont présentés selon les principes comptables généralement admis en France. Les différences entre ces principes comptables et ceux généralement admis aux États-Unis (U.S. GAAP) qui ont un impact significatif sur les comptes consolidés d'Aventis, sont présentées dans la note 34 aux états financiers consolidés tout comme l'effet de l'application des principes comptables américains sur le compte de résultat et les capitaux propres

2001 : Aventis recentre sa stratégie sur les produits pharmaceutiques

L'activité stratégique d'Aventis comprend :
- les médicaments de prescription,
- les vaccins,
- les protéines thérapeutiques.

Elle comprend aussi la participation d'Aventis dans Merial, co-entreprise à parité avec Merck & Co., dans le domaine de la santé animale, ainsi que les autres activités du Groupe constituées principalement de sociétés de financement et captives d'assurance.

En février 2002, Aventis et Bayer ont confirmé avoir signé une lettre d'intention, sans engagement, sur l'éventuel regroupement de leurs activités de protéines thérapeutiques. Cette transaction est soumise à une période de « due diligence », à l'approbation des autorités compétentes et à la finalisation d'un accord définitif. Il est prévu de regrouper les activités des deux entités, Aventis Behring et Bayer Biological Products, incluant notamment les droits de distribution pour *Helixane FS/NexGen* et *Kogenate*, dont Bayer assurera toujours la production. Le nouvel ensemble appartiendrait conjointement à Aventis et à Bayer, avec une participation majoritaire de Bayer. Aventis se réserve plusieurs options quant à l'évolution de sa participation dans cette activité.

Les activités non-stratégiques du Groupe comprennent des sociétés en cours de cession ou à céder, en particulier Aventis CropScience (production et protection des cultures) et Aventis Animal Nutrition, actuellement encore consolidées. La cession d'Aventis CropScience, sous réserve de certaines conditions dont l'accord des autorités réglementaires, devrait être finalisée courant 2002. En avril 2002, la cession d'Aventis Animal Nutrition a été signée. Les activités non-stratégiques englobent par ailleurs des participations dans Dade Behring (diagnostic), Rhodia, Wacker et Dystar (chimie), comptabilisées selon la méthode de mise en équivalence, ainsi qu'une participation de 11,9 % dans Clariant (chimie). Un accord en vue de la cession de la participation d'Aventis dans Wacker a été signé (pour plus d'informations, voir « Les activités d'Aventis - Activités non-stratégiques - Wacker »). Enfin, en avril 2001, a été cédée la participation dans Messer Griesheim, qui n'est plus consolidée dans les résultats financiers d'Aventis.

INFORMATIONS FINANCIÈRES CONCERNANT L'ACTIVITÉ STRATÉGIQUE POUR 2001 ET 2000

Comme indiqué ci-dessus, l'activité stratégique se définit comme étant la combinaison d'activités de médicaments de prescription, de vaccins et de protéines thérapeutiques, associée à la participation dans la co-entreprise de santé animale, Merial, et aux autres activités du Corporate. Vous trouverez ci-dessous des informations sur le compte de résultat et le bilan relatives à l'activité stratégique d'Aventis pour chacun des exercices clos le 31 décembre 2001 et le 31 décembre 2000. Ces informations financières reflètent la somme de toutes les informations financières provenant de chaque secteur stratégique, sous réserve (comme expliqué ci-dessous) de l'allocation de la dette historique gérée de façon centrale et des frais financiers y afférant. Pour plus d'informations financières sur les secteurs d'activité, voir note 26 aux états financiers consolidés d'Aventis.

En outre, en ce qui concerne les résultats de l'activité stratégique d'Aventis pour 2000, les informations sont fournies aussi bien avant qu'après éléments exceptionnels.

Allocation de la dette et des frais financiers nets
La majeure partie des dettes et frais financiers nets est supportée par la société mère du Groupe, Aventis S.A., et cet endettement est géré de façon centrale. Cette dette est répartie de la façon suivante :

1. Activités non-stratégiques
A été affecté aux activités non-stratégiques le montant de la dette d'Aventis S.A. devant être remboursée avec les produits de cession perçus ou à percevoir ; montant duquel il convient de soustraire les sommes à provisionner pour les risques décrits ci-dessous. De même, a été affecté aux activités non-stratégiques le montant des frais financiers consolidés en relation avec la dette affectée.

2. Activité stratégique
A été affecté à l'activité stratégique le solde de la dette consolidée, ainsi que le solde des frais financiers consolidés.

Le tableau ci-dessous indique comment la dette consolidée (dette gérée de façon centrale et dette gérée au niveau des filiales) et les frais financiers ont été affectés entre l'activité stratégique et les activités non-stratégiques d'Aventis pour les exercices clos aux 31 décembre 2001 et 2000.

(en millions d'euros)

	Au 31 décembre 2001			Au 31 décembre 2000		
	Consolidé	Activité stratégique	Activités non-stratégiques	Consolidé	Activité stratégique	Activités non-stratégiques
Dette	9 196	3 295	5 901	13 133	4 022	9 111
Frais financiers	704	280	424	805	262	543

L'affectation d'une partie de la dette et des frais financiers historiques consolidés à l'activité non-stratégique se base sur les hypothèses suivantes :

Hypothèse 1 :
4,9 milliards d'euros de produits de cession au total ; le tableau ci-contre indique à quel stade se trouvent les cessions en cours de nos activités non-stratégiques.

Entité	Stade de la cession
Messer Griesheim	Vente réalisée le 1er avril 2001 ; consolidation des résultats arrêtée à cette date.
Aventis CropScience	Accord de vente conclu en octobre 2001 ; cession prévue en 2002 sous réserve de conditions préalables à la clôture dont l'accord des autorités de régulation.
Aventis Animal Nutrition	Vente réalisée le 2 avril 2002
Rhodia	Investissement sous réserve de l'exercice des obligations échangeables.
Wacker	Accord de vente conclu en décembre 2000.
DyStar	Diverses options sont actuellement à l'examen.

Hypothèse 2 : Nous avons déduit des produits de cession 1,6 milliard d'euros de dépenses potentielles pour les risques relatifs aux activités non-stratégiques que nous avons vendu ou que nous envisageons de vendre.

Pour le cas où les produits de cession nets réels et les provisions pour risques y afférant différeraient des hypothèses ci-dessus, l'allocation de la dette entre les activités stratégiques et non-stratégiques, décrite dans la présente section 3, peut ne pas refléter de façon exacte le montant de la dette et des frais financiers qui sera effectivement supporté par l'activité stratégique.

INFORMATIONS RELATIVES AU COMPTE DE RÉSULTAT DE L'ACTIVITÉ STRATÉGIQUE

Avant éléments exceptionnels : afin de permettre, pour l'activité stratégique, une comparaison entre 2001 et les données comparables de 2000, a été ajoutée dans le tableau ci-après une présentation avant éléments exceptionnels des résultats de l'année 2000. Pour plus d'informations, voir « Autres éléments financiers significatifs – éléments exceptionnels ».

Compte de résultat

(en millions d'euros, sauf données indiquées par action)

	2001	2000		2001	2000
	Activité stratégique Aventis [3]			Aventis	
		avant éléments excep-tionnels [1]			
Chiffre d'affaires net	17 674	16 091	16 091	22 941	22 304
Frais de production	(5 084)	(5 086)	(5 230)	(7 943)	(8 469)
Frais administratifs et commerciaux et autres produits et charges d'exploitation	(5 951)	(5 351)	(5 893)	(7 178)	(8 138)
Recherche et développement	(2 977)	(2 759)	(2 911)	(3 481)	(3 479)
Provisions pour restructuration	(16)	(0)	(654)	(50)	(849)
Amortissements des écarts d'acquisition	(583)	(573)	(576)	(650)	(752)
Résultat opérationnel	3 064	2 323	826	3 639	617
Part dans les résultats des sociétés mises en équivalence	214	180	163	85	244
Frais financiers nets	(280)	(262)	(262)	(704)	(805)
Autres produits et charges non liés à l'exploitation - nets	(55)	(11)	93	(134)	(81)
Résultat avant impôts et intérêts minoritaires	2 943	2 229	819	2 886	(25)
Impôts sur les résultats	(1 133)	(905)	(352)	(1 111)	(61)
Intérêts minoritaires	(48)	(35)	(21)	(142)	56
Rémunérations prioritaires	(128)	(118)	(118)	(128)	(118)
Résultat net	1 633	1 171	328	1 505	(147)
Nombre moyen d'actions en circulation (en millions d'actions)	788	781	781	788	781
Résultat par action	2,07	1,50	0,42	1,91	(0,19)
Résultat par action avant amortissement des écarts d'acquisition	2,81	2,23	1,16	2,74	0,77
EBITA [2]	3 861	3 075	1 565	4 374	1 613

Bilan *(en millions d'euros)*

	2001	2000	2001	2000
	Activité stratégique Aventis [3]		Aventis	
Immobilisations incorporelles	13 581	13 962	14 264	14 822
Immobilisations corporelles	4 714	4 279	5 740	7 498
Autres valeurs immobilisées	5 003	4 064	6 445	5 851
Autre actif circulant	7 726	8 657	11 270	12 733
Titres de placement, dépôts à court terme, banques et caisses	1 035	839	1 514	1 279
Total de l'actif	32 059	31 801	39 234	42 183
Capitaux propres et autres fonds propres non-amortissables	13 372	12 817	12 021	10 561
Titres privilégiés amortissables	200	272	200	272
Intérêts minoritaires	274	261	913	1 029
Quote-part de partenariat à rembourser	284	0	284	0
Dette financière	4 329	4 861	10 710	14 412
Autres passifs	13 599	13 590	15 106	15 909
Total du passif	32 059	31 801	39 234	42 183

(1) Dans le tableau ci-dessus, la colonne « Avant éléments exceptionnels » présente les informations financières avant éléments exceptionnels relatifs aux secteurs des médicaments de prescription, des vaccins, des protéines thérapeutiques, de la santé animale et des autres activités du Corporate.
(2) L'EBITA est une mesure de performance non auditée ne relevant pas des principes comptables généralement admis et définie comme le résultat opérationnel avant amortissement des écarts d'acquisition plus la quote-part de résultat des sociétés en équivalence. Nous avons intégré l'EBITA, car il constitue l'une de nos bases d'évaluation de notre performance financière. Toutefois, cette mesure de performance ne représente pas le flux de trésorerie pour les périodes présentées et n'est pas à considérer comme une alternative au résultat net en tant qu'indicateur de notre performance opérationnelle ou comme une alternative aux flux de trésorerie en tant que source de liquidités. Notre EBITA peut ne pas être comparable à celui d'autres sociétés. Nous estimons que l'EBITA est généralement utilisé dans l'industrie pharmaceutique par les analystes financiers.
(3) Non auditée.

RÉSULTATS OPÉRATIONNELS

A périmètre comparable. Dans l'exposé qui suit, l'expression « à périmètre comparable » sous-entend la comparaison des résultats de la période de référence avec ceux de la période précédente en éliminant de cette dernière tout montant relatif à des entrées ou sorties d'activités effectuées durant la période de référence.

Ecart sur activité et écart de change. En règle générale, nous prenons en compte une analyse du chiffre d'affaires net en terme d'écart sur activité ; l'écart sur activité mesure l'effet global des variations de volumes et des niveaux de prix moyens sur notre chiffre d'affaires net, avec des effets de change et de structure constants entre les deux périodes comparées. Dans ce rapport, l'écart de change mesure l'effet de conversion sur la valeur nominale nette du chiffre d'affaires enregistré durant les deux périodes comparées. Les chiffres qui rendent compte de cette fluctuation sont des coefficients et non des montants absolus, ce qui signifie que la somme de l'écart sur activité et de l'écart de change ne donne pas l'écart total (bien que les résultats soient susceptibles de coïncider en raison des arrondis). Les pourcentages ont été calculés avant d'arrondir les chiffres.

RÉSULTATS D'AVENTIS : ANALYSE COMPARATIVE DES EXERCICES 2001 ET 2000

Chiffre d'affaires net par activité [1]

(en millions d'euros, à l'exception des pourcentages)

	2001	%	2000	%
Activité stratégique [2] (total)	**17 674**	**77**	**16 091**	**72**
Médicaments de prescription	15 168	66	13 871	62
Vaccins	1 425	6	1 091	5
Protéines thérapeutiques	1 129	5	1 151	5
Eliminations	(48)	–	(23)	–
Activités non-stratégiques (total)	**5 310**	**23**	**6 288**	**28**
Aventis CropScience	4 303	19	4 034	18
Autres	1 013	4	2 259	10
Eliminations	(6)	–	(5)	–
Eliminations (Intra-Groupe) [3]	(43)	–	(74)	–
Aventis (total)	**22 941**	**100**	**22 304**	**100**

(1) Décomposition par activités.
(2) Le chiffre d'affaires et le résultat opérationnel de Merial ne sont pas pris en compte, étant donné que Merial est comptabilisé par mise en équivalence.
(3) Elimination des ventes réalisées entre activité stratégique et activités non-stratégiques.

Résultat opérationnel par activité [1] *(en millions d'euros)*

	2001	2000
Activité stratégique [2] [3]	3 064	826
Activités non-stratégiques	575	(209)
Aventis (total)	**3 639**	**617**

(1) Décomposition par activités.
(2) Le chiffre d'affaires et le résultat opérationnel de Merial ne sont pas pris en compte, étant donné que Merial est comptabilisé par mise en équivalence.
(3) Inclut les activités corporate.

Le chiffre d'affaires net consolidé se montait à 22,941 milliards d'euros en 2001, soit une augmentation de 2,9 % par rapport au chiffre d'affaires net consolidé de l'an 2000 (22,304 milliards d'euros). Cette augmentation s'est vue réduite par la déconsolidation de Messer Griesheim à compter du 1er avril 2001, faisant suite à la cession de cette activité non-stratégique. L'augmentation du chiffre d'affaires de notre activité stratégique (voir le paragraphe ci-dessous traitant des ventes de l'activité stratégique) s'est élevée à 9,8 %.

Les frais de production se montaient à 7,943 milliards d'euros en 2001, enregistrant une diminution de 6,2 % par rapport aux 8,469 milliards d'euros de 2000 ; cette diminution est principalement due à la mise en œuvre des synergies résultant de la création d'Aventis et à la déconsolidation de Messer Griesheim.

Les frais administratifs et commerciaux et autres produits nets et charges d'exploitation ont diminué de 11,8 % pour s'établir à 7,178 milliards d'euros en 2001 ; ils étaient de 8,138 milliards d'euros en 2000, et ce également en raison de la mise en œuvre des synergies et de la déconsolidation de Messer Griesheim.

Les frais de recherche et développement totalisaient 3,481 milliards d'euros, dont 2,977 milliards d'euros furent consacrés à la recherche sur les activités stratégiques, à comparer aux 3,479 milliards d'euros en 2000 ; 2,620 milliards d'euros ont été investis dans les médicaments de prescription, 243 millions d'euros dans les vaccins et 87 millions d'euros dans les protéines thérapeutiques en 2001.

Les charges de restructuration s'élevaient à 50 millions d'euros en 2001, contre 849 millions d'euros en 2000. Les opérations de restructuration qui sont liées à la création d'Aventis en décembre 1999 ont été enregistrées en 1999 et 2000.

Les amortissements des écarts d'acquisition s'élevaient à 650 millions d'euros en 2001, contre 752 millions d'euros en 2000 qui incluaient 94 millions d'euros d'éléments exceptionnels.

Le résultat opérationnel se montait à 3,639 milliards d'euros en 2001, contre 617 millions d'euros en 2000. Cette augmentation résultait principalement de l'amélioration de la marge brute enregistrée par notre activité stratégique (à savoir 71,2 % en 2001, contre 68,4 % en 2000) due à un meilleur mix-produit et à l'importance accrue accordée à nos produits stratégiques.

La part dans les résultats des sociétés mises en équivalence se montait à 85 millions d'euros en 2001 contre 244 millions d'euros en 2000. Cette baisse est imputable aux pertes enregistrées par la société chimique Rhodia (variation négative de 169 millions d'euros par rapport à l'an 2000) et à la diminution de la contribution positive de Wacker.

L'EBIT (mesure de performance non auditée et non établie conformément aux principes comptables américains, que nous définissons comme le résultat opérationnel, plus la quote-part dans le résultat des sociétés mises en équivalence) se montait à 3,724 milliards d'euros en 2001 contre 861 millions d'euros en 2000. L'EBIT en 2000 intégrait les éléments exceptionnels d'un montant de 2,270 milliards d'euros, alors qu'aucune charge exceptionnelle n'a été prise en compte en 2001. L'amortissement des écarts d'acquisition s'élevait à 650 millions d'euros en 2001, à comparer aux 752 millions d'euros de 2000. Avant éléments exceptionnels, l'*EBITA* (mesure de performance non auditée et définie comme le résultat opérationnel avant amortissement des écarts d'acquisition plus la quote-part de résultat des sociétés en équivalence) se montait à 4,374 milliards d'euros en 2001, contre 3,789 milliards d'euros en 2000.

Les frais financiers nets se montaient à 704 millions d'euros en 2001, contre 805 millions d'euros en 2000, principalement en raison de la réduction de l'endettement financier net d'Aventis liée à la cession de Messer Griesheim et à l'amélioration des flux de trésorerie.

Les plus-values sur cessions d'éléments d'actif s'élevaient à 545 millions d'euros en 2001, contre 359 millions d'euros en 2000. Cette augmentation est due principalement à la cession d'activités non-stratégiques (Messer Griesheim) pour 133 millions d'euros et à la cession d'immobilisation incorporelles et de droits sur des produits, résultant de transactions courantes dans notre activité Pharma et réalisée dans le cadre de la restructuration des activités du Groupe initiée en 1999 et en 2000, pour 357 millions d'euros.

Dans la colonne autres produits et charges non liés à l'exploitation (hors plus et moins-values sur cessions d'éléments d'actifs), on a enregistré en 2001 une charge de 679 millions d'euros, contre 440 millions d'euros en 2000. Cette augmentation est principalement due aux provisions constituées pour notre investissement dans la société de diagnostic Dade Behring, que nous comptabilisons selon la méthode de mise en équivalence.

Le résultat avant impôts et intérêts minoritaires était de 2,886 milliards d'euros contre une perte de 25 millions d'euros en 2000.

Le *résultat net* s'élevait à 1,505 milliard d'euros en 2001 contre une perte de 147 millions d'euros en 2000.

Le résultat par action était de 1,91 euro en 2001, contre une perte par action de 0,19 euro en 2000.

Activités stratégiques

Analyse comparative des exercices 2001 et 2000

Le chiffre d'affaires net se montait à 17,674 milliards d'euros en 2001, enregistrant ainsi une augmentation de 9,8 % par rapport au chiffre d'affaires net de 16,091 milliards d'euros rapporté en 2000. A périmètre comparable en 2000, les changements structurels décrits ci-après ont eu un impact matériel :

- Les droits sur la famille de médicaments cardiovasculaires *Cardizem* en Amérique du Nord ont été acquis par Biovail Corporation en janvier 2001.
- Un accord de fabrication à marge minimum et à durée limitée de six mois, conclu par Aventis Pharma avec Ajinomoto Co. Inc, a pris fin en juin 2000.
- L'activité des médicaments délivrés sans ordonnance a été cédée au Canada.
- RP India a été cédée à la date du 31 décembre 2000, dans le cadre du processus d'intégration visant à créer Aventis en Inde.

En ajustant le chiffre d'affaires net enregistré en 2000, afin de prendre en compte ces éléments ainsi que d'autres changements mineurs, on obtient un chiffre d'affaires net comparable en 2000 de 15,454 milliards d'euros. L'écart sur activité pour l'activité stratégique était de 15,3 %.

Les médicaments de prescription, qui représentaient 86 % du chiffre d'affaires total de notre activité stratégique, ont enregistré un chiffre d'affaires de 15,168 milliards d'euros en 2001, soit 9,4 % de plus que celui enregistré en 2000 (13,871 milliards d'euros). L'activité a augmenté de 15,9 % et la croissance en 2001 est principalement due à nos produits stratégiques (nos médicaments de prescription de marque qui, comme nous l'estimons, présentent un fort potentiel de croissance) et à la priorité accordée aux marchés clés que représentent les États-Unis, la France, l'Allemagne et le Japon.

Le chiffre d'affaires des *vaccins* a augmenté de 30,5 % pour s'établir à 1,425 milliard d'euros, contre 1,091 milliard d'euros de l'année 2000 (soit un taux de croissance de l'activité de + 28,2 %) ; ceci s'explique principalement par l'augmentation des ventes aux États-Unis, en particulier pour le vaccin anti-grippal *Fluzone* et le vaccin anti-poliomyélitique injectable *IPOL*.

Le chiffre d'affaires des *protéines thérapeutiques* a baissé de 1,9 % affichant 1,129 milliard d'euros contre 1,151 milliard d'euros en 2000 (– 1,7 % d'écart sur activité), cette baisse étant principalement due aux difficultés rencontrées dans le cadre de notre approvisionnement en *Helixate FS/NexGen*, produit recombinant avancé indiqué dans le traitement de l'hémophilie A, fabriqué par un tiers.

Médicaments de prescription

La part du chiffre d'affaires des médicaments de prescription sur le *chiffre d'affaires net* s'élevait à 15,168 milliards d'euros en 2001, soit une augmentation de 9,4 % par rapport au chiffre d'affaires de 13,871 milliards d'euros enregistré en 2000. Le chiffre d'affaires total des médicaments de prescription a augmenté de 15,9 %. Ils constituent l'essentiel des produits distribués par Aventis et représentaient 86 % des activités stratégiques en 2001, pourcentage qui était le même en 2000.

Dans son portefeuille, Aventis a identifié un groupe de produits phares, ou « produits stratégiques » : il s'agit de médicaments qui, selon nos estimations, disposent d'un fort potentiel de croissance et qui ont généré en 2001 un chiffre d'affaires total de 7,322 milliards d'euros, soit une augmentation totale de 38,3 % par rapport aux 5,295 milliards d'euros de l'an 2000 (+ 38,1 % d'écart sur activité). Nos produits stratégiques, auxquels ont été ajoutés en 2001 *Ketek* et *Lantus*, deux médicaments récemment lancés, représentaient 48,3 % des ventes totales de médicaments de prescription contre 38,1 % en 2000.

Parmi ceux-ci, certains sont considérés comme particulièrement prioritaires :

- l'anti-allergique *Allegra/Telfast*,
- l'agent anticoagulant *Lovenox/Clexane*,
- l'anticancéreux *Taxotere*,
- le médicament contre les maladies cardiovasculaires *Delix/Tritace/Triatec*,
- l'antidiabétique oral *Amaryl/Amarel*,

- l'insuline à longue durée d'action *Lantus*,
- l'antibiotique *Ketek*.

Les trois produits stratégiques leaders, *Allegra/Telfast*, *Lovenox/Clexane* et *Taxotere*, ont confirmé leur statut de médicaments vedettes, ou « *blockbusters* » en générant chacun un chiffre d'affaires de plus d'1 milliard d'euros en 2001.

ALLEGRA/TELFAST (FEXOFÉNADINE)

Le chiffre d'affaires d'Allegra/Telfast (fexofénadine) a augmenté grâce au renforcement des actions promotionnelles, dont la publicité directe auprès du consommateur là où la réglementation le permet, et grâce au succès constant remporté par les nouvelles formes et indications lancées aux États-Unis en 2000, en particulier le dosage à 180 mg en une prise quotidienne unique. Par ailleurs, le chiffre d'affaires annuel d'*Allegra* est également le reflet d'une année complète de commercialisation du produit au Japon, où ce médicament a été lancé en novembre 2000. *Allegra* a ainsi vu ses parts de marché augmenter pour devenir le deuxième antihistaminique le plus vendu dans le monde.

La société américaine de médicaments génériques Barr Laboratories a déposé, en vue d'une mise sur le marché, trois demandes d'autorisation abrégées (ANDA, *Abbreviated New Drug Application*) auprès de la *Food and Drug Administration* (FDA), autorité de régulation américaine, de versions génériques d'*Allegra* : de la forme gélule à 60 mg, en juin 2001 ; de la forme comprimés à 30 mg, 60 mg et 180 mg, en juillet 2001 ; et d'*Allegra-D*, forme associant de la fexofénadine à un décongestionnant, en décembre 2001. Aux États-Unis également, la majeure partie des membres d'un comité consultatif de la FDA a recommandé au mois de mai 2001 le changement de statut d'*Allegra* et de deux de ses concurrents en médicaments délivrés sans ordonnance (automédication). Si *Allegra* ou l'un des produits concurrents venaient à prendre le statut de médicament délivré sans ordonnance, *Allegra* serait confronté à une pression concurrentielle accrue qui pourrait avoir un effet négatif sur ses futurs résultats opérationnels.

LOVENOX/CLEXANE (ÉNOXAPARINE SODIQUE)

Les ventes de *Lovenox/Clexane* (énoxaparine sodique) ont bénéficié du fait que ce médicament présente la plus large gamme d'indications de toutes les héparines de bas poids moléculaires (HBPM) ainsi que du lancement aux États-Unis au cours du premier trimestre 2001 d'une nouvelle indication, la prévention des thromboses veineuses profondes (TVP) chez les patients alités pour une pathologie médicale aiguë. Cette performance a également été favorisée par l'utilisation accrue de ce médicament dans le traitement de certaines affections cardiaques graves, grâce aux efforts redoublés de notre force de vente ainsi qu'aux résultats positifs des études cliniques.

TAXOTERE (DOCÉTAXEL)

En 2001, les ventes de *Taxotere* (docétaxel) ont augmenté principalement grâce à la publication pendant l'année de plusieurs études cliniques portant sur les cancers du sein, du poumon et de l'ovaire, qui ont contribué à distinguer ce médicament des autres traitements existants. Aux États-Unis, les ventes ont augmenté de 43 %, malgré l'introduction d'un générique du paclitaxel, un produit concurrent de *Taxotere*. Au Japon, les ventes ont progressé suite à l'acquisition par Aventis des droits exclusifs de ce médicament dans ce pays, après la résiliation d'un commun accord des contrats de co-développement et de co-marketing avec Chugai Pharmaceuticals.

FAMILLE DELIX/TRITACE/TRIATEC (RAMIPRIL)

Les ventes de *Delix/Tritace/Triatec* (ramipril) ont principalement bénéficié des résultats de l'étude HOPE (*Heart Outcomes Prevention Evaluation*), publiée en janvier 2000 dans le *New England Journal of Medicine*, et du statut unique de ce produit : il est le seul inhibiteur de l'enzyme de conversion de l'angiotensine indiqué dans la prévention des accidents vasculaires cérébraux, de l'infarctus du myocarde et des décès par événement cardiovasculaire chez les patients à risque. Une analyse de suivi de l'étude HOPE effectuée en 2001, montrant une réduction de la survenue des diabètes chez les patients à haut risque traités par *Delix/Tritace/Triatec*, a également contribué à l'augmentation des ventes.

AMARYL/AMAREL (GLIMÉPIRIDE)

Le statut d'*Amaryl/Amarel* (glimépiride), qui est le seul traitement oral du diabète de type II disponible en trois dosages et préconisé dans trois indications (en monothérapie, en assocation à de l'insuline et en assocation à la metformine, autre antidiabétique oral), a été le principal moteur des ventes de ce produit. *Amaryl/Amarel* a réalisé sa meilleure performance aux États-Unis et a également progressé de façon significative au Japon.

LANTUS (INSULINE GLARGINE)

Le lancement de *Lantus* (insuline glargine), insuline à longue durée d'action, aux États-Unis en mai 2001 et sa croissance en Allemagne – où il a été mis sur le marché en juin 2000 – ont fortement contribué à l'augmentation de ses ventes. *Lantus* réalisait aux États-Unis, dès après son lancement, 20 % des nouvelles prescriptions sur le marché des insulines à action prolongée, et gagnait, à la fin de l'année, plus de 30 % de ce marché en Allemagne.

KETEK (TÉLITHROMYCINE)

Ketek (télithromycine) a été mis sur le marché pour la première fois en Allemagne en octobre 2001 et y a conquis 8 % du marché des macrolides neuf semaines seulement après son lancement. Deux éléments ont participé à ce résultat : *Ketek* est le premier agent d'une nouvelle classe d'antibiotiques, les kétolides, et il est indiqué dans le traitement de certaines infections des voies respiratoires, y compris celles à germes résistant aux antibiotiques communément utilisés.

ACTONEL (RISÉDRONATE)

Les ventes d'*Actonel* (risédronate) ont été soutenues par la publication de données cliniques démontrant l'efficacité de ce produit dans la réduction du risque de fracture chez les patients atteints d'ostéoporose. En outre, son utilisation dans une nouvelle indication, la réduction du risque de fracture de la hanche chez la femme atteinte d'ostéoporose post-ménopausique avérée, a été approuvée par les autorités européennes en 2001. *Actonel* a par ailleurs bénéficié de son succès croissant aux États-Unis, son premier marché, ainsi que de son lancement dans un certain nombre de pays européens. *Actonel* est développé et commercialisé en collaboration avec Procter & Gamble Pharmaceuticals. *Actonel* a généré un chiffre d'affaires combiné pour les deux sociétés de 309 millions d'euros en 2001, contre 63 millions d'euros en 2000.

Chiffre d'affaires des médicaments de prescription par domaine thérapeutique (en millions d'euros)

Domaine thérapeutique/Produit	Indications clés [1]	2001	2000	Ecart sur activité en % [2]	Variation totale en % [3]
Chiffre d'affaires total des médicaments de prescription		15 168	13 871	15,9 %	9,4 %
Dont :					
Maladies respiratoires/Allergie		2 575	2 055	24,4 %	25,3 %
Allegra/Telfast	- Rhinites allergiques saisonnières	1 762	1 166	48,9 %	51,1 %
	- Urticaire idiopathique chronique				
Nasacort	Allergies	266	204	28,8 %	30,5 %
Cardiologie/Thrombose		3 325	3 193	15,3 %	4,1 %
Lovenox/Clexane	- Prophylaxie des TVP en chirurgie et en médecine	1 453	1 042	37,6 %	39,4 %
	- Traitement des TVP				
	- Angor instable /infarctus du myocarde				
Famille *Delix/Tritace/Triatec*	- Hypertension				
	- Insuffisance cardiaque congestive				
	- Prévention des événements cardiovasculaires	709	530	36,8 %	33,8 %
Oncologie		1 494	1 176	27,9 %	27,0 %
Taxotere	Cancers du sein et du poumon	1 003	744	34,8 %	34,8 %
Campto	Cancer colorectal	202	151	36,4 %	33,3 %
Métabolisme/Diabète		1 761	1 648	8,5 %	6,8 %
Amaryl	Diabète de type II	478	377	29,6 %	26,8 %
Insuman	Diabètes de types I et II	170	156	8,9 %	8,8 %
Lantus	Diabètes de types I et II	94	10		
Arthrite/Ostéoporose		677	582	19,2 %	16,4 %
Arava	Polyarthrite rhumatoïde	258	192	31,8 %	34,0 %
Anti-Infectieux		1 546	1 690	– 3,9	– 8,5
Targocid	Infections	199	190	12,6 %	4,6 %
Tavanic	Infections	192	137	48,8 %	40,4 %
Synercid	Infections	33	44	– 25,6 %	– 23,9 %
Ketek	Infections	3			
Système nerveux central		1 448	1 374	7,2 %	5,4 %
Copaxone [4]	Sclérose en plaques	383	246	51,5 %	55,2 %
Rilutek	Sclérose latérale amyotrophique (SLA)	118	106	13,9 %	11,9 %
Produits en vrac		706	683	9,0 %	3,5 %

(1) Les indications principales de ce tableau ne correspondent pas nécessairement aux indications exactes enregistrées dans chaque pays où le produit concerné est mis sur le marché et vendu. Les produits figurant dans ce tableau ne constituent qu'une sélection parmi l'ensemble du portefeuille de produits d'Aventis. Le fait qu'un produit donné y apparaisse ne signifie pas obligatoirement qu'il est vendu par Aventis sur tous nos principaux marchés. Pour plus d'informations sur nos produits, cf. « Section 4 : Informations sur la Société ».

(2) L'écart d'activité pour les médicaments de prescription et les domaines thérapeutiques est calculé à périmètre comparable. L'écart d'activité de produits spécifiques fait référence aux ventes publiées pour l'année 2000.

(3) L'écart total comprend l'écart d'activité, l'écart de structure et l'écart de conversion

(4) Vendu en coopération avec Teva Pharmaceuticals.

Vaccins

Le secteur des *vaccins* a contribué pour 1,425 milliard d'euros à notre chiffre d'affaires consolidé de 2001, enregistrant donc une progression de 30,5 % par rapport aux 1,091 milliard d'euros de l'année 2000 (+ 28,2 % d'écart sur activité). Aux États-Unis, le vaccin poliomyélitique *IPOL* a continué à profiter des recommandations du Centers for Disease Control (CDC) et de l'American Academy of Pediatrics visant à l'utilisation chez l'enfant de vaccins polio injectables en lieu et place des vaccins mixtes à administrer par voie orale et par injection. Dans le monde entier, nos vaccins contre la grippe (*Fluzone et Vaxigrip*) ont bénéficié d'une meilleure prise de conscience de la maladie, ainsi que d'une disponibilité plus rapide et d'une meilleure reconnaissance de la valeur du produit. En Europe, les vaccins sont commercialisés par l'intermédiaire d'Aventis Pasteur MSD, une co-entreprise à parité entre Aventis Pasteur et Merck & Co. La société Aventis Pasteur MSD est consolidée par mise en équivalence et réalisait un chiffre d'affaires de 556 millions d'euros en 2001 contre 588 millions d'euros en 2000. La co-entreprise a enregistré de fortes demandes pour *Hexavac*, la seule combinaison vaccinale pédiatrique entièrement liquide permettant d'offrir une protection contre six maladies infectieuses, qui a obtenu l'autorisation de mise sur le marché aux États-Unis en octobre 2000.

Chiffre d'affaires de la famille de produit Vaccins

(en millions d'euros)

Famille de produits [1]	2001	2000	Ecart sur activité en %	Variation totale en %
Total Vaccins	1 425	1 091	28,2 %	30,5 %
dont :				
Vaccins contre la grippe	473	240	94,0 %	97,0 %
Combinaisons vaccinales pédiatriques	378	370	1,4 %	2,1 %
Gamme de produits destinés aux voyageurs et aux zones endémiques	327	280	15,7 %	16,8 %
Vaccins anti-polio injectables	244	217	9,3 %	12,6 %
Produits contre l'hépatite B	74	118	– 36,8 %	– 36,8 %

(1) Ces chiffres correspondent au total des ventes des familles de produits indiquées ci-dessus, qu'elles proviennent d'Aventis Pasteur ou d'Aventis Pasteur MSD. Aventis Pasteur MSD étant comptabilisé par mise en équivalence, la contribution au chiffre d'affaires consolidé d'Aventis est dans certains cas inférieure aux chiffres indiqués.

Protéines thérapeutiques

Les protéines thérapeutiques ont enregistré un chiffre d'affaires de 1,129 milliard d'euros, ce qui constitue une baisse de 1,9 % par rapport aux 1,151 milliard d'euros de l'an 2000 (– 1,7 % d'écart sur activité). Cette diminution est principalement due à un problème d'approvisionnement d'un tiers fournisseur pour *Helixate FS/NexGen*, produit recombinant destiné au traitement de l'hémophilie A, qui a été homologué aux États-Unis et dans l'Union Européenne à la mi 2000 et enregistrait un chiffre d'affaires d'environ 200 millions d'euros en 2000. A l'exclusion des ventes d'*Helixate FS/NexGen* durant ces deux périodes et à périmètre comparable, les ventes auraient progressé de 7,6 % au courant de l'année 2001.

Chiffre d'affaires de la famille de produit Protéines thérapeutiques

(en millions d'euros)

Famille de produits	2001	2000	Ecart sur activité en %	Variation totale en %
Protéines thérapeutiques	1 129	1 151	– 1,7 %	– 1,9 %
dont :				
Traitements des troubles de la coagulation	484	553	– 13,6 %	– 12,5 %
Soins d'urgence	300	281	8,1 %	6,5 %
Immunoglobulines	229	204	10,6 %	12,3 %
Agents de cicatrisation	77	92	– 9,3 %	– 16,4 %

Répartition du chiffre d'affaires pour l'activité stratégique par zone géographique

Chiffre d'affaires pour l'activité stratégique par zone géographique [1]

(en millions d'euros)

Pays/Région	2001	2000	Ecart sur activité en % [5]	Variation totale en %
Amérique du Nord (États-Unis et Canada)	6 857	5 680	28,0 %	20,7 %
France [2]	2 255	2 219	4,3 %	1,6 %
Allemagne	1 248	1 194	4,6 %	4,6 %
Reste de l'Europe [3]	2 179	2 002	9,6 %	8,8 %
Total Europe	5 682	5 415	6,3 %	4,9 %
Amérique latine [4]	1 255	1 236	7,4 %	1,6 %
Japon	1 128	1 090	12,4 %	3,5 %
Reste du monde	2 045	1 987	14,8 %	2,9 %
Produits en vrac	706	683	9,0 %	3,5 %
Total	17 674	16 091	15,3 %	9,8 %

(1) Ne tient pas compte de la co-entreprise Merial, dédiée à la santé animale, qui est comptabilisée par mise en équivalence.
(2) L'écart sur activité de la France ne tient pas compte des activités qui ont été cédées en 2000.
(3) Essentiellement d'autres membres de l'UE et des membres de l'Espace Economique Européen. Les ventes aux pays d'Europe de l'Est sont incluses dans Reste du monde.
(4) Notre capacité à recouvrer les créances et le niveau de nos ventes futures en Argentine pourraient être affectés par la crise économique que connaît actuellement ce pays. Bien que cette crise soit susceptible d'affecter de façon significative notre chiffre d'affaires en Amérique latine, nous ne pensons pas qu'elle aura une forte incidence sur nos résultats financiers consolidés.
(5) L'écart sur activité s'entend à périmètre comparable en 2000.

Aux *États-Unis*, qui constituent le plus gros marché de produits pharmaceutiques au monde, le chiffre d'affaires a atteint 6,477 milliards d'euros, enregistrant ainsi une forte progression de 21,3 % par opposition aux 5,341 milliards d'euros générés en 2000 (+ 27,7 % d'écart sur activité) ; ceci a été rendu possible grâce à la toujours forte performance réalisée par nos produits stratégiques et à notre décision de concentrer nos ressources sur ces produits. Les États-Unis représentaient 36,6 % du chiffre d'affaires total de notre activité stratégique, contre 33,2 % en 2000.

Le chiffre d'affaires d'*Allegra* a augmenté de 44,8 % pour s'établir à 1,495 milliard d'euros, principalement en raison du lancement en 2000 du dosage à 180 mg en une prise unique quotidienne. *Allegra-D*, alliant de la fexofénadine à un décongestionnant, n'a cessé de contribuer fortement aux ventes de la famille de médicaments *Allegra*, grâce aussi à l'appui de nouvelles données cliniques relatives à la portée de son action. En outre, les ventes ont été stimulées par l'augmentation des effectifs en charge de la vente de ce produit et par la publicité directe au consommateur.

Le chiffre d'affaires de *Lovenox* a progressé de 50,5 % pour s'établir à 973 millions d'euros en 2001, principalement du fait que ce médicament présente la plus vaste palette d'indications parmi toutes les héparines de bas poids moléculaires (HBPM). Cette marque est restée leader avec plus de 90 % de parts sur le marché américain de l'héparine de bas poids moléculaire (HBPM). *Lovenox* a gagné du terrain en 2001, en raison de son utilisation renforcée dans la prévention des thromboses veineuses profondes (TVP) chez des patients alités, la septième indication autorisée par la FDA.

Le chiffre d'affaires de *Taxotere* a augmenté de 47,6 % pour atteindre 541 millions d'euros, la différentiation entre *Taxotere* et *Paclitaxel*, un produit concurrent, ayant continué à jouer le rôle de moteur de la croissance. *Taxotere* occupait une place de leader sur le marché en 2001, enregistrant 25 % de parts de marché dans le traitement des cancers métastatiques du sein et 40 % de parts de marché dans le traitement de deuxième intention des cancers du poumon non à petites cellules. D'importantes données cliniques sur toute une série de types de tumeurs ont également favorisé les ventes.

Lantus a été lancée sur le marché américain en mai 2001 et a connu depuis une forte activité, son chiffre d'affaires ayant atteint 58 millions d'euros. A la fin 2001, *Lantus* avait conquis 20 % des nouvelles prescriptions sur le marché des insulines à action prolongée.

Le chiffres d'affaires de Dermik, notre société de produits dermatologiques aux États-Unis, a augmenté de 60 % pour s'établir à 401 millions d'euros en 2001, contre 244 millions d'euros en 2000.

Ventes des produits stratégiques d'Aventis aux États-Unis (en millions d'euros)

Produit stratégique	2001	2000	Ecart sur activité en %	Variation totale en %	Contribution au chiffre d'affaires total aux États-Unis en %
Allegra/Telfast	1 495	1 033	40,4 %	44,8 %	23,1 %
Lovenox/Clexane	973	647	45,9 %	50,5 %	15,0 %
Taxotere	541	367	43,2 %	47,6 %	8,4 %
Amaryl	168	151	8,2 %	11,6 %	2,6 %
Lantus	58				0,9 %
Copaxone (1)	330	222	44,4 %	48,9 %	5,1 %
Nasacort	203	149	32,4 %	36,5 %	3,1 %
Arava	187	149	21,9 %	25,7 %	2,9 %
Rilutek	35	34	– 0,4 %	2,7 %	0,5 %
Synercid	29	42	– 32,7 %	– 30,6 %	0,4 %

(1) Vendu en coopération avec Teva Pharmaceuticals.

En *France*, les produits stratégiques ont largement contribué à l'évolution positive des ventes, en particulier *Taxotere*, qui a conquis une place importante sur le marché des taxanes. Les ventes de *Delix/Tritace* ont profité des résultats de l'étude HOPE.

En *Allemagne*, l'augmentation des ventes est due essentiellement à la croissance continuelle des produits stratégiques, qui ont plus que compensé la perte en chiffre d'affaires enregistrée par les médicaments plus anciens et les médicaments délivrés sans ordonnance ne bénéficiant plus d'un soutien marketing. Dans ce pays, les produits stratégiques les plus porteurs de l'année 2001 furent *Delix/Tritace, Lovenox/Clexane* et *Taxotere*.

Au *Japon*, la progression des ventes résulte principalement de l'introduction au mois de novembre 2000 du produit *Allegra* qui a reçu un bon accueil dans le traitement des allergies saisonnières et qui a conquis une part de marché de 10,2 %. Le chiffre d'affaires de *Taxotere* s'est accru en raison de ses nouvelles indications dans le traitement des cancers de l'estomac, des ovaires, de la tête et du cou ainsi qu'en raison de l'acquisition de droits exclusifs pour ce médicament après expiration d'un accord de co-développement et de co-distribution avec Chugai. En outre, l'augmentation des ventes d'*Amaryl* a aussi contribué à cette progression générale des ventes.

Analyse de rentabilité de l'activité stratégique (*)

MARGE BRUTE

La marge brute de l'activité stratégique d'Aventis, calculée en pourcentage des ventes, s'est élevée à 71,2 % en 2001 contre 68,4 % en 2000 (avant éléments exceptionnels relatifs au coût des marchandises vendues qui se montaient en 2000 à 144 millions d'euros). Cette évolution a été principalement engendrée par l'amélioration du mix-produits et l'accent mis sur les produits stratégiques. La fin de l'accord de fabrication à marge minimum conclu par Aventis Pharma avec Ajinomoto Co. Inc ainsi que la cession de produits moins rentables ont contribué pour 0,6 % environ à cette augmentation.

LES FRAIS ADMINISTRATIFS ET COMMERCIAUX ET AUTRES PRODUITS NETS

Les frais administratifs et commerciaux et autres produits nets ont augmenté de 11,2 % pour s'établir à 5,951 milliards d'euros en 2001, contre 5,351 milliards d'euros en 2000 (avant éléments exceptionnels se montant à 551 millions d'euros en 2000). Ces frais incluent toutes les dépenses du Corporate. L'augmentation de ces frais est due essentiellement aux dépenses additionnelles destinées à la promotion et à la publicité de nos produits stratégiques ainsi qu'à nos investissements pour le lancement de la nouvelle insuline *Lantus* et l'antibiotique *Ketek*. Le pourcentage des frais administratifs et commerciaux et autres produits nets par rapport au chiffre d'affaires (33,8 %) n'a quasiment pas changé, la croissance des ventes et les économies réalisées grâce à la mise en œuvre de projets de synergie d'intégration compensant la baisse des revenus liés à des cessions de produits.

LES FRAIS DE RECHERCHE ET DÉVELOPPEMENT

Les frais de recherche et développement ont progressé de 7,9 % pour s'établir à 2,977 milliards d'euros, soit 16,8 % des ventes de l'activité stratégique de 2001, contre 2,759 milliards d'euros et 17,1 % des ventes de 2000 (avant éléments exceptionnels d'un montant de 153 millions d'euros en 2000). Cette augmentation est principalement due à la multiplication des études de phase III et aux dépenses engagées pour la défense des brevets et pour les nouveaux accords de co-développement/co-marketing signés en 2001 en vue de compléter notre gamme de produits, avec des médicaments tels que *Picovir* pour le rhume, la ciclésonide pour l'asthme et *Dexlipotam* pour le diabète de type II. Les économies réalisées dans le cadre de projets d'intégration ont permis de compenser partiellement l'augmentation des dépenses de R&D.

AMORTISSEMENTS DES ÉCARTS D'ACQUISITION

Les amortissements des écarts d'acquisition n'ont que peu augmenté pour s'établir à 583 millions d'euros en 2001 contre 573 millions d'euros en 2000 (avant éléments exceptionnels d'un montant de 3 millions d'euros en 2000).

RÉSULTAT OPÉRATIONNEL

Le résultat opérationnel s'élève à 3,064 milliards d'euros en 2001, contre 2,323 milliards d'euros en 2000 (avant éléments exceptionnels se montant à 1,497 milliard d'euros en 2000).

PART DANS LES RÉSULTATS DES SOCIÉTÉS MISES EN ÉQUIVALENCE

La part dans les résultats des sociétés mises en équivalence est passée de 180 millions d'euros en 2000 à 214 millions d'euros en 2001 (avant éléments exceptionnels se montant à 17 millions d'euros en 2000). Cette progression s'explique principalement par la participation dans la co-entreprise de santé animale Merial. Le chiffre d'affaires de cette co-entreprise à parité avec Merck & Co., qui est comptabilisée par mise en équivalence, a augmenté de 6,4 % pour s'établir à 1,853 milliard d'euros, contre 1,740 milliard d'euros en 2000, et ce principalement en raison de la progression des ventes du *Frontline*, produit anti-puces et anti-tiques, et des vaccins contre la fièvre aphteuse.

EBITA

L'EBITA (mesure de performance non auditée et définie comme le résultat opérationnel avant amortissement des écarts d'acquisition plus la quote-part de résultat des sociétés en équivalence) s'élevait à 3,861 milliards d'euros en 2001, contre 1,565 milliard d'euros en 2000, après éléments exceptionnels.
Si l'on exclut les charges non-exceptionnelles en 2000, l'EBITA a augmenté de 25,6 % par rapport aux 3,075 milliards d'euros de l'an 2000.

L'EBITA, en tant que pourcentage des ventes, a augmenté de 2,7 points, passant de 19,1 % en 2000 à 21,8 %.

EBIT

L'EBIT (mesure de performance non auditée et non établie conformément aux principes comptables américains, que nous définissons comme le résultat opérationnel, plus la quote-part dans le résultat des sociétés mises en équivalence) s'est établi à 3,278 milliards d'euros en 2001, contre 2,502 milliards d'euros en 2000 (avant éléments exceptionnels se montant à 1,514 milliard d'euros en 2000).

FRAIS FINANCIERS NETS

Les frais financiers nets se montaient à 280 millions d'euros en 2001, contre 262 millions d'euros en 2000.

RÉSULTAT NET

Le résultat net était de 1,633 milliard d'euros en 2001, contre 328 millions d'euros en 2000, après éléments exceptionnels. Hors éléments exceptionnels en 2000, le résultat net a augmenté de 39,5 %, venant de 1,171 milliard d'euros.

RÉSULTAT PAR ACTION

Le résultat par action en 2001 se montait à 2,07 euros, contre 0,42 euro en 2000 après éléments exceptionnels. Hors éléments exceptionnels en 2000, le résultat par action a augmenté de 38,2 % partant de 1,50 euro. Avant amortissement des écarts d'acquisition et hors éléments exceptionnels, le résultat par action est passé de 2,23 euros en 2000 à 2,81 euros en 2001.

(*) Non audité.

Activités non-stratégiques

Analyse comparative des exercices 2001 et 2000

En octobre 2001, a été annoncé un accord de cession d'Aventis CropScience, société dans laquelle nous détenions une participation de 76 % et Schering AG une participation de 24 %, pour une valeur d'entreprise de 7,25 milliards d'euros, dont environ 1,9 milliard d'euros de dettes, à la société allemande Bayer AG. Cette transaction devrait être finalisée courant 2002, sous réserve de conditions préalables à la réalisation de cette cession incluant l'accord des autorités de régulation. Enfin, la cession d'Aventis Animal Nutrition à CVC Capital Partners a été finalisée en avril 2002.

Les ventes des autres activités se montaient à 5,310 milliards d'euros en 2001, contre 6,288 milliards d'euros en 2000. Si l'on exclut les ventes de Messer Griesheim, qui a été cédé le 1er avril 2001, les ventes auraient augmenté de 5,6 %.

Aventis CropScience a contribué pour 4,303 milliards d'euros au chiffre d'affaires net de l'année 2001, ce qui représente une augmentation de 6,7 % par rapport au chiffre d'affaires enregistré en 2000 (4,034 milliards d'euros). A périmètre comparable et en tenant compte de la cession de l'activité insecticide domestique en juin 2001, l'activité a augmenté de 7,9 %. Cette progression des ventes a été réalisée malgré les conditions difficiles du marché et la baisse générale enregistrée sur les marchés de nombreuses régions du monde, en particulier en Amérique du Nord (– 4,0 %), en Europe Occidentale (– 4,3 %) et dans la région Asie-Pacifique (– 4,5 %). Les herbicides, restant toujours les produits phares d'Aventis CropScience, ont enregistré une augmentation de 8,1 % (+ 8,1 % d'écart sur activité) malgré un marché très concurrentiel pour les herbicides de céréales et une météorologie peu favorable en Europe. Le chiffre d'affaires des insecticides a progressé de 7,5 % (+ 8,3 % d'écart sur activité), en raison des conditions favorables rencontrées sur les marchés du riz, des céréales et du sucre. Les ventes de fongicides, pour leur part, ont stagné (+ 0,2 % d'écart sur activité) en raison des basses températures enregistrées en Europe, principal marché pour ces produits. Les produits du domaine des sciences de l'environnement ont enregistré une augmentation de 12,8 % en 2001 (+ 24,6 % d'écart sur activité) ; ceci s'explique surtout par la forte progression en Amérique du Nord des produits contre les termites et des produits de protection du gazon. Le chiffre d'affaires du secteur BioScience a augmenté de 8,6 % (+ 8,6 % d'écart sur activité), malgré les performances contrastées enregistrées, à savoir l'augmentation des ventes de semences et la baisse des revenus issus de licences biotechnologiques due à l'encaissement de royalties exceptionnelles en 2000.

Chiffre d'affaires d'Aventis CropScience par type d'indication *(en millions d'euros, sauf indication contraire)*

Type d'indication	2001	% du chiffre d'affaires total	2000	% du chiffre d'affaires total	Variation totale en %
Protection des cultures - Herbicides	1 567	36 %	1 450	36 %	+ 8,1 %
Protection des cultures - Insecticides	1 130	26 %	1 051	26 %	+ 7,5 %
Protection des cultures - Fongicides	690	16 %	690	17 %	0 %
Protection des cultures - Divers	278	7 %	270	7 %	3,0 %
Sciences de l'environnement	424	10 %	376	9 %	+ 12,8 %
BioScience	214	5 %	197	5 %	+ 8,6 %
Total	4 303	100 %	4 034	100 %	+ 6,7 %

Le chiffre d'affaires aux États-Unis a progressé de 3,0 % (+ 1,8 % d'écart sur activité) en particulier grâce au fort développement du secteur Sciences de l'environnement et malgré la réduction des surfaces cultivées, les conditions météorologiques défavorables (surtout durant le second trimestre, saison des cultures dans le Midwest) et un stock excédentaire de certains produits agricoles de base tels que le maïs, le soja, les céréales et le coton. En France, le chiffre d'affaires a augmenté du fait de la vente accrue de produits industriels de protection des cultures, en particulier d'insecticides. Le chiffre d'affaires au Brésil a pour sa part tiré avantage de l'augmentation des ventes d'insecticides et d'herbicides.

Chiffre d'affaires d'Aventis CropScience par pays (en millions d'euros)

Pays	2001	2000	Ecart sur activité en %	Variation totale en %
États-Unis	787	764	+ 1,8 %	+ 3,0 %
France	535	491	+ 9,0 %	+ 9,0 %
Brésil	475	409	+ 13,0 %	+ 16,1 %
Allemagne	235	243	– 3,2 %	– 3,2 %
Japon	186	181	+ 12,5 %	2,9 %
Autres pays	2 085	1 946	+ 9,0 %	+ 7,1 %
Chiffre d'affaires total d'Aventis CropScience	4 303	4 034	+ 7,9 %	+ 6,7 %

Le chiffre d'affaires net d'Aventis Animal Nutrition s'élevait à 572 millions d'euros, ce qui représente une diminution de 0,9 % (– 1,3 % d'écart sur activité) par rapport à celui enregistré en 2000 (577 millions d'euros).

Messer Griesheim a été déconsolidé suite à la cession de ses activités le 1er avril 2001. De ce fait, le chiffre d'affaires net de Messer Griesheim n'a été consolidé que pour le premier trimestre et représentait 435 millions d'euros de notre chiffre d'affaires net consolidé en 2001 contre 1,673 milliard d'euros en 2000.

Le résultat opérationnel de nos autres activités se montait à 575 millions d'euros en 2001 contre 494 millions d'euros en 2000 (avant éléments exceptionnels s'élevant à 704 millions d'euros en 2000).

L'augmentation de 162 millions d'euros du résultat opérationnel d'Aventis CropScience (+ 36 %) a été partiellement effacée par l'effet des conditions économiques défavorables sur l'ensemble de l'industrie chimique et par la dépréciation de 110 millions d'euros enregistrée sur les actifs d'Aventis Animal Nutrition avant la cession en avril 2002.

En ce qui concerne les autres activités, la part dans les résultats des sociétés mises en équivalence s'est soldée par une perte de 129 millions d'euros en 2001, alors qu'on enregistrait un bénéfice de 135 millions d'euros en 2000 (avant éléments exceptionnels se montant à 53 millions d'euros en 2000) ; ceci s'explique principalement par un écart négatif de 169 millions d'euros pour Rhodia et une contribution plus faible de Wacker.

Le chiffre d'affaires net du groupe de produits chimiques de spécialité Rhodia, dont Aventis détient 25,2 % du capital, se montait à 7,279 milliards d'euros en 2001, soit une baisse de 1,9 % par rapport aux 7,419 milliards d'euros enregistrés en 2000. Cette évolution a résulté d'un gain de 1,2 % imputable à un changement structurel et d'une augmentation de 1,6 % liée aux prix, effacés par une baisse de 3,3 % des volumes et par un effet de change négatif de 1,3 %. Les conditions économiques difficiles en 2001 étaient aggravées par la volatilité des prix du pétrole et un déclin de l'activité économique après les événements du 11 septembre aux États-Unis. En conséquence, Rhodia a engagé en 2002 un programme de restructuration. En 2001, Rhodia a doté 253 millions d'euros aux provisions pour restructuration et 50 millions d'euros aux amortissements des écarts d'acquisition pour ce programme. Le résultat opérationnel affiche 16 millions d'euros en 2001 contre 496 millions d'euros en 2000. Rhodia a enregistré une perte nette de 213 millions d'euros en 2001, alors qu'elle comptabilisait un résultat net positif de 216 millions d'euros en 2000.

Tableau des flux de trésorerie

Analyse comparative des exercices 2000 et 2001

CAPACITÉ D'AUTOFINANCEMENT

La capacité d'autofinancement du Groupe (résultat net avant rémunérations prioritaires à l'exclusion des charges et produits sans incidence sur la trésorerie) s'élève à 3,250 milliards d'euros en 2001 contre 1,468 milliard d'euros en 2000. La progression entre 2000 et 2001 résulte principalement de l'augmentation du résultat net.

La trésorerie provenant des opérations d'exploitation s'élève à 3,113 milliards d'euros en 2001 contre 1,271 milliard d'euros en 2000, soit une augmentation de 1,842 milliard d'euros principalement générée par l'activité stratégique. Cette variation est essentiellement liée à l'effet combiné de l'augmentation du résultat net et du remboursement en 2001 des impôts retenus à la source payés en 2000 par Aventis sur les dividendes distribués par Hoechst en 1999 (0,3 milliard d'euros).

La trésorerie consommée par les opérations d'investissement s'élève à 720 millions d'euros en 2001 contre 1,441 milliard d'euros en 2000. Cette consommation nette de trésorerie provient de l'effet net des opérations suivantes :

- les acquisitions d'immobilisations corporelles qui s'élèvent à 1,245 milliard d'euros en 2001 contre 1,570 milliard d'euros en 2000 (cette diminution est due en partie à la déconsolidation de Messer Griesheim à compter du 1er avril 2001) ;
- les acquisitions (autres que celles relevant des immobilisations corporelles) qui s'élèvent à 486 millions d'euros en 2001, notamment l'acquisition d'un complément de titres *Millennium Pharmaceuticals*, contre 932 millions d'euros en 2000 ;
- les cessions d'actifs qui s'élèvent à 1,063 milliard d'euros en 2001 et qui sont principalement liés à la cession de la marque *Cardizem* à Biovail, à la cession de Messer Griesheim et à la cession de l'activité Insecticides à usage domestique d'Aventis CropScience.

La trésorerie consommée par les activités de financement s'élève à 2,197 milliards d'euros en 2001, contre 460 millions d'euros en 2000. Cette variation est principalement due à la diminution de l'endettement.

BILAN CONSOLIDÉ

Les capitaux propres et autres fonds propres non-amortissables du Groupe, avant distribution, s'élèvent à 12,021 milliards d'euros au 31 décembre 2001, contre 10,561 milliards d'euros au 31 décembre 2000, soit une augmentation de 1,460 milliard d'euros. Cette variation résulte principalement du résultat net de la période et de l'émission d'actions ordinaires consécutive à l'exercice de bons de souscription.

Les capitaux propres et autres fonds (dont les intérêts minoritaires et titres privilégiés amortissables) s'élèvent à 13,134 milliards d'euros au 31 décembre 2001, contre 11,862 milliards d'euros au 31 décembre 2000, soit une augmentation nette de 1,272 milliard d'euros qui est essentiellement liée à l'effet combiné de l'augmentation des capitaux propres avant distribution et à la baisse des intérêts minoritaires.

L'endettement financier net (à savoir les découverts bancaires, les emprunts à court terme et les emprunts à moyen et long termes, déduction faite des dépôts et titres de placement à court terme) s'élève à 9,196 milliards d'euros au 31 décembre 2001, contre 13,133 milliards d'euros au 31 décembre 2000, enregistrant donc une baisse de 3,938 milliards d'euros du fait des flux de trésorerie de l'exercice et de la déconsolidation de la dette de Messer pour 1,5 milliard d'euros.

Au 31 décembre 2001, l'endettement à long terme s'élevait à 4,7 milliards d'euros, représentant environ 50,7 % de notre endettement total de 9,2 milliards d'euros, contre 8,2 milliards d'euros (62,6 %) au 31 décembre 2000.

Environ 1 milliard de notre dette à long terme est représenté par les obligations à $3^{1/4}$ % avec bons d'échange en actions de Rhodia, d'une valeur nominale de 23,22 euros par titre et échangeable en action Rhodia jusqu'en octobre 2003 (sous réserve de droits de rachat antérieurs), et ce pour 25,2 % du capital de Rhodia.

Environ 1 milliard d'euros de dette à long terme, également, concerne les obligations avec bons d'échange en actions Clariant d'un nominal de 1 000 euros chacune, échangeables sur l'initiative du porteur en actions Clariant jusqu'en juillet 2003, et ce pour environ 11,9 % du capital de Clariant (sous réserve de droits de rachat antérieurs).

Environ 48 % de la dette financière à long terme (2,033 milliards d'euros d'emprunts obligataires et 184 millions d'euros d'emprunts bancaires) arrivera à échéance au cours de l'année 2003. Au 31 décembre 2001, environ 95 % de la dette à long terme est libellé en euros contre 65 % à la fin 2000. Au 31 décembre 2001, environ 75 % de l'endettement financier net porté par Aventis SA, le solde étant porté par les différentes filiales du Groupe.

Le ratio d'endettement financier net sur capitaux propres et autres fonds propres du Groupe ressort à 0,70 au 31 décembre 2001, contre 1,11 au 31 décembre 2000.

Nous prévoyons que les flux de trésorerie 2002 permettront de couvrir les besoins en fonds de roulement. Le Groupe dispose de lignes de crédits multi-devises à court, moyen et long termes non utilisées au 31 décembre 2001, pour un montant de 8,698 milliards d'euros, contre 7,362 milliards d'euros au 31 décembre 2000.

Risques de marché

Analyse quantitative et qualitative des risques de marché – Instruments financiers

Aventis est exposé aux risques de marché par ses opérations commerciales et financières. Cette exposition est principalement liée aux fluctuations des taux de change et d'intérêt.

Pour se prémunir contre ces risques de marché, Aventis utilise des instruments dérivés aux seules fins de couverture. La trésorerie centrale d'Aventis a mis en place une politique de couverture non systématique des risques de change et de taux d'intérêt du Groupe, à la lumière de ses propres prévisions des conditions de marché. Une politique de couverture intégrale (100 %) des engagements fermes est réalisée au niveau des filiales.

Pour gérer la volatilité inhérente à ses expositions, Aventis utilise des instruments dérivés en accord avec la politique et les limites déterminées par la Direction Générale. Pour déterminer les risques liés à la mise en œuvre de cette politique, le Groupe utilise le calcul de la « Value at Risk » (« VaR ») depuis novembre 2000. Cette méthode repose sur un modèle paramétrique, à l'exception de quelques transactions. L'intervalle de confiance retenu est de 95 % et la période de détention d'une journée. Les pertes potentielles liées aux taux de change ou aux taux d'intérêt font référence respectivement aux résultats et à la valeur du marché.

Cette « Value at Risk » représente une estimation raisonnable de la perte nette potentielle liée à l'utilisation des instruments dérivés et à leurs éléments sous-jacents, à une date déterminée, dans l'hypothèse de mouvements de marchés défavorables.

En aucun cas cette « Value at Risk » ne représente la perte maximale possible, ni une perte qui pourrait être constatée, car les gains ou pertes constatés dépendront des fluctuations de marché, de l'exposition du Groupe à un moment donné et de l'évolution dans la composition du portefeuille d'instruments financiers. Toutefois, la Direction Générale peut être amenée à prendre des mesures pour réduire cette perte potentielle avant qu'elle ne se réalise.

Portefeuille d'instruments du Groupe Aventis *(en milliers d'euros)*

	Au 31 décembre 2001		
	VaR totale	VaR Change	VaR taux
Portefeuille de change	38 919	38 870	246
Portefeuille de dettes spécifiques [1]	20 350	14 984	14 087
Portefeuille de taux non couvert	0	0	0
Total	56 779	53 837	14 164

	Au 31 décembre 2000		
	VaR totale	VaR Change	VaR taux
Portefeuille de change	56 330	56 318	215
Portefeuille de dettes spécifiques [1]	49 133	55 400	12 282
Portefeuille de taux non couvert	130	0	130
Total	104 973	111 713	12 338

(1) La composante « VaR Change » du portefeuille de dettes résulte d'emprunts contractés en devises pour financer l'activité locale.

Pour une transaction spécifique, Aventis a décidé d'affecter une sensibilité de 4,7 millions d'euros.

La différence entre la VaR totale et la somme des VaR sur change et sur taux d'intérêt ainsi que la somme du portefeuille de change, du portefeuille spécifique de dette et du portefeuille trading de taux résulte de l'application des coefficients de corrélation traduisant la diversification des risques.

Portefeuille d'instruments du Groupe Aventis (en milliers d'euros)

	Au 31 mars 2001		
	VaR totale	VaR Change	VaR taux
Portefeuille de change	51 479	51 400	415
Portefeuille de dettes spécifiques	42 849	40 471	9 721
Portefeuille de taux non couvert	406	0	345
Total	93 765	91 853	10 177

	Au 30 juin 2001		
	VaR totale	VaR Change	VaR taux
Portefeuille de change	41 197	41 149	345
Portefeuille de dettes spécifiques	23 901	25 271	9 418
Portefeuille de taux non couvert	324	0	265
Total	63 875	66 401	9 710

	Au 30 septembre 2001		
	VaR totale	VaR Change	VaR taux
Portefeuille de change	45 330	45 241	313
Portefeuille de dettes spécifiques	13 634	16 712	12 190
Portefeuille de taux non couverts	259	0	214
Total	56 198	61 910	12 345

	Au 31 décembre 2001		
	VaR totale	VaR Change	VaR taux
Portefeuille de change	38 919	38 870	246
Portefeuille de dettes spécifiques	20 350	14 984	14 087
Portefeuille de taux non couverts	0	0	0
Total	56 779	53 837	14 164

La diminution de la VaR Change, constatée au cours de l'exercice 2001, s'explique principalement par la réduction des dettes libellées en dollar américain et par la volatilité moindre des taux de change des principales devises.

EXPOSITION AU RISQUE DE CHANGE

Le Groupe est principalement exposé à la fluctuation du dollar américain, du yen japonais et de la livre britannique par rapport à l'euro, monnaie dans laquelle nos comptes sont tenus. Le Groupe gère sa position nette de change pour chaque devise de façon centralisée (en l'absence de restrictions locales), d'après ses propres prévisions dans le cadre des limites d'interventions définies dans le manuel, formellement approuvé, des principes de trésorerie. Pour atténuer l'impact de sa position nette de change, le Groupe utilise principalement des produits dérivés liquides, tels que des contrats à terme ou des options, pour couvrir une partie des risques. L'échéance de ces instruments est généralement inférieure à six mois.

EXPOSITION AU RISQUE DE TAUX

Le Groupe est principalement exposé au risque de taux pour les emprunts libellés en euros et en dollars américains. Il détermine, puis revoit périodiquement le ratio net d'endettement à taux fixe et à taux variable, sur l'ensemble du portefeuille des outils de couverture. Pour gérer ses risques et optimiser le coût de son endettement à court et à moyen termes, le Groupe utilise des swaps de taux d'intérêt et de devises croisées et des options. L'échéance de ces instruments ne dépasse pas six ans, à l'exception d'un instrument avec une maturité de dix ans.

POLITIQUE GÉNÉRALE

La politique du Groupe en matière d'exposition aux risques de change et de taux proscrit les positions spéculatives.

Autres éléments financiers significatifs

Données financières consolidées d'Aventis					*(en millions d'euros (1), sauf données par action)*
Exercices clos au 31 décembre de chaque année	**2001**	**2000**	**1999**	**1998**	**1997**
Données sur le compte de résultat					
Chiffre d'affaires net	22 941	22 304	12 598	13 232	13 713
Résultat opérationnel	3 639	617	(544)	969	(199)
Résultat avant impôts et intérêts minoritaires	2 886	(25)	(823)	1 138	(426)
Impôts sur les résultats	(1 111)	(60)	42	(343)	(142)
Intérêts minoritaires	(142)	(85)	(70)	(9)	(26)
Résultat net avant rémunérations prioritaires	1 633	(29)	(851)	786	(594)
Rémunérations prioritaires (2)	(128)	(118)	(119)	(142)	(167)
Résultat net disponible revenant aux actionnaires d'Aventis (3)	1 505	(147)	(970)	644	(761)
Résultat de base par action	1,91	(0,19)	(2,45)	1,75	(2,27)
Dividende par action ordinaire (4)	0,58	0,50	0,45	0,60	0,57
Nombre moyen d'actions ordinaires en circulation (en milliers)	787 554	780 546	390 148	367 752	334 726
Données sur le bilan					
Fonds de roulement (5)	(1 154)	(1 099)	(2 913)	(776)	604
Immobilisations corporelles nettes	5 740	7 498	7 496	5 339	5 442
Total de l'actif	39 234	42 183	41 578	24 318	25 131
Emprunts à long et moyen termes (6)	4 652	8 216	6 437	3 868	6 108
Provisions et autres passifs à plus d'un an	7 225	6 994	5 944	2 642	2 928
Endettement financier net (7)	9 195	13 133	12 271	6 172	7 512
Intérêts minoritaires	913	1 029	1 460	1 028	357
Titres privilégiés amortissables	200	272	325	339	419
Capitaux propres et autres fonds propres non amortissables	12 021	10 561	10 371	7 750	7 787
Autres éléments financiers					
Acquisitions d'immobilisations corporelles	1 245	1 570	746	776	977
Frais de recherche et développement (8)	3 481	3 479	1 475	1 276	1 296

(1) Les montants en euros relatifs aux dates et périodes antérieures au 1er janvier 1999 sont convertis au taux officiel en vigueur au 1er janvier 1999 de 1 euro = 6,55957 FRF.
(2) Les rémunérations prioritaires recouvrent les paiements effectués au titre des (a) Actions préférentielles Série A, (b) Titres privilégiés amortissables, (c) Titres participatifs et (d) Titres participatifs Série A, Titres subordonnés à durée indéterminée.
(3) Les actions regroupent les Actions ordinaires « A » et les Actions privilégiées « B ». En 1998, Rhône-Poulenc a converti la totalité des 926 820 Actions privilégiées « B » en Actions ordinaires « A » avec un rapport de un pour un (cf. Description du capital social d'Aventis : évolution du capital social).
(4) Le dividende pour l'année 2001 sera proposé lors de l'Assemblée Générale en mai 2002 et subordonné à l'approbation des actionnaires.
(5) Le fonds de roulement correspond au total de l'actif circulant après déduction du total des dettes à court terme.
(6) Les dettes à long et à moyen termes comprennent la dette correspondant aux contrats de crédits bail capitalisés mais ne comprennent pas la partie à moins d'un an des dettes à long et moyen termes.
(7) L'endettement financier net correspondant à la somme des découverts bancaires, de la partie à moins d'un an des emprunts à long et moyen terme et des crédits à court terme, après déduction des dépôts et comptes bancaires et des titres de placement.
(8) Hors frais de recherche et développement acquis.

STRATÉGIE DE CROISSANCE EXTERNE

Aventis revoit régulièrement les différentes possibilités d'acquisition et d'investissements qui s'offrent à elle sur ses principaux marchés, et pourrait procéder à une opération significative de ce type qu'elle estime nécessaire à la consolidation ou au maintien de sa position stratégique sur l'un de ses marchés.

STRATÉGIE DE CESSIONS

Par le passé, Aventis a cédé plusieurs actifs non stratégiques en vue de concentrer son portefeuille d'activités et de réduire la dette du Groupe.

En 2001, Aventis a annoncé d'importantes cessions, suite à sa décision de se recentrer sur les produits pharmaceutiques. L'une de ces cessions concerne Aventis CropScience. Cette transaction devrait être finalisée courant 2002. La cession d'Aventis Animal Nutrition à CVC Capital Partners a été finalisée en avril 2002. Enfin, en décembre 2000, Aventis a annoncé un accord de cession de sa participation dans le Groupe de produits chimiques de spécialité, Wacker.

En 2000, Aventis a recentré ses activités autour des sciences de la vie, se fixant pour objectif de céder sa participation résiduelle dans les activités industrielles. L'annonce de la cession du Groupe de gaz industriels Messer Griesheim au 31 décembre 2000 s'inscrit dans cet objectif. Cette vente a été réalisée le 1er avril 2001.

Programme de restructuration

Au cours des dernières années, Aventis a mené un programme de restructuration continu, touchant à la plupart des secteurs d'activités.

Nos prédécesseurs, Rhône-Poulenc et Hoechst, ont procédé chaque année à une revue de leurs gammes de produits et unités de production en fonction de leurs objectifs stratégiques avant de déterminer les mesures de restructuration à prendre.

Aventis a poursuivi cette politique en 2000 et 2001, enregistrant des dotations aux provisions pour restructuration en fonction de l'estimation des charges qui seront encourues pour la mise en œuvre des décisions relatives à la restructuration prises au cours de l'exercice.

Le tableau ci-dessous présente les nouvelles mesures de restructuration par secteur d'activité pour chacun des trois derniers exercices.

Nouvelles mesures de restructuration enregistrées par Aventis (Historique) (en millions d'euros)

	2001	2000	1999
Aventis Pharma	49	704	235
Aventis CropScience	31	130	83
Autres	5	47	8
Total	85	881	326

En 1999, les nouvelles mesures ont principalement concerné Aventis Pharma (235 millions d'euros), Aventis Agriculture (83 millions d'euros) et activités industrielles et du Groupe (8 millions d'euros), en raison de la création d'Aventis.

Pour Aventis Pharma, elles ont porté sur la rationalisation des services administratifs et de recherche et des forces de vente au Royaume-Uni (42 millions d'euros), en Espagne (33 millions d'euros), en Allemagne (30 millions d'euros) et au Canada (19 millions d'euros).

En outre, Aventis a enregistré 15 millions d'euros de frais de restructuration qui ne sont pas liés à la création d'Aventis, mais à l'amélioration de la productivité des sites de production aux États-Unis et en France.

Dans le secteur Agriculture, de nouvelles mesures relatives à la création d'Aventis ont été prises au sein des activités Aventis CropScience, tout particulièrement au Royaume-Uni (24 millions d'euros consacrés à la rationalisation des effectifs commerciaux, administratifs et de recherche), aux États-Unis (13 millions d'euros) et en Espagne (8 millions d'euros).

En 2000, les nouvelles mesures ont concerné Aventis Pharma (704 millions d'euros), le secteur Agriculture (130 millions d'euros) et les autres activités (47 millions d'euros).

Dans le secteur pharmaceutique, les principales nouvelles mesures prises, qui s'élevaient à 704 millions d'euros, étaient la conséquence de l'intégration des activités d'Aventis Pharma au niveau mondial et concernaient essentiellement la France (315 millions d'euros), les États-Unis (280 millions d'euros), l'Allemagne (31 millions d'euros), le Japon (8 millions d'euros) et les autres pays (70 millions d'euros).

Dans le secteur Agriculture, les mesures de restructuration prises dans les activités de CropScience concernaient principalement la France pour 66 millions d'euros (réduction des effectifs et fermeture du site de Saint-Aubin), le Royaume-Uni pour 25 millions d'euros (fermeture de plusieurs sites de production et de recherche & développement), les États-Unis pour 16 millions d'euros et l'Allemagne pour 8 millions d'euros.

En ce qui concerne les activités industrielles et du Groupe, les mesures de restructuration ont essentiellement concerné la réorganisation d'Aventis R&T.

En 2001, les nouvelles mesures concernant Aventis Pharma s'élèvent à 49 millions d'euros, celles concernant Aventis CropScience à 31 millions d'euros et celles concernant les activités industrielles à 5 millions d'euros.

Investissements industriels

Le tableau ci-dessous présente les investissements industriels réalisés dans chacun de nos secteurs d'activités au cours des trois derniers exercices.

Investissements industriels d'Aventis *(en millions d'euros, sauf pourcentage)*

	2001	2000	1999
Aventis Pharma	1 110	1 036	357
Aventis CropScience	86	164	61
Autres	49	370	328
Total des investissements du Groupe	1 245	1 570	746
Total des investissements en % du chiffre d'affaires consolidé	5,43 %	7,04 %	5,92 %

Depuis quelques années, les investissements du Groupe visaient plus spécifiquement : (a) l'amélioration de la productivité des installations, (b) la mise en conformité avec les réglementations sur la sécurité et l'environnement et (c) l'expansion géographique dans des zones à croissance économique importante, notamment en Amérique latine, en Asie et en Amérique du Nord.

Risques liés à l'environnement, aux produits vendus et droits de la concurrence

Au 31 décembre 2001, le montant des provisions pour risques liés à l'environnement était d'environ 72 millions d'euros et le montant des provisions pour risques liés aux produits vendus était environ de 260 millions d'euros. Le Groupe est soumis à un environnement réglementaire complexe, évolutif et de plus en plus contraignant dans les différentes zones où il exerce ses activités ou détient des installations produisant ou rejetant des produits soumis à réglementation, ou sensibles en matière de protection de l'environnement et de la santé humaine. Le respect pour le Groupe des lois, réglementations et politiques d'application (en vigueur ou mises en œuvre dans l'avenir) relatives à la protection de l'environnement a induit et continue d'induire des coûts significatifs, et pourrait contraindre le Groupe à limiter la modification ou le développement de ses installations, à arrêter certaines productions, à mettre en place de coûteux équipements antipollution ou à engager des dépenses importantes en matière de dépollution, d'amendes et de pénalités.

En outre, de nombreux sites de production appartenant au Groupe ou lui ayant appartenu ont un historique industriel ancien. Comme cela se produit dans ce type d'activité, des pollutions du sous-sol et de la nappe phréatique ont été relevées sur certains sites dans le passé, d'autres pourraient se produire ou être identifiées à l'avenir sur d'autres sites. Le Groupe a entrepris des études, une surveillance ainsi que des travaux de dépollution du sol et du sous-sol sur certains de ces sites. De plus, le Groupe a participé et pourrait être amené dans le futur à participer au nettoyage de sites pollués (actuellement ou antérieurement détenus, loués ou appartenant à des tiers), en application des « U.S. Comprehensive Environmental Response », « Compensation and Liability Act » (« Superfund ») et autres réglementations du même type aux États-Unis et dans d'autres pays. Selon ces textes, le propriétaire ou l'opérateur d'un site pollué ainsi que la/les partie(s) responsable(s) de la pollution du site peuvent être conjointement tenus responsables de la remise en état du site, même en l'absence de faute. Des membres du Groupe ont été désignés comme « partie potentiellement responsable » ou par un terme équivalent en vertu du Superfund et d'autres lois similaires, américaines et étrangères, ou risquent d'être potentiellement responsables pour de nombreux sites, dont 5 sont actuellement réhabilités soit par le Groupe, soit par des tiers prioritairement responsables de la réhabilitation (par le biais d'indemnisations ou d'une autre manière).

En 1998, Aventis a conclu avec Rhodia un contrat d'indemnisation en matière d'environnement suivant lequel, sous réserve de certaines conditions, Rhodia pourrait réclamer à Aventis une indemnisation des coûts supportés suite à l'apparition de risques environnementaux non anticipés.

En outre, en ce qui concerne certaines activités transférées ou cédées par Aventis ou ses filiales, dont Celanese, Clariant, InfraServ Höchst et Messer Griesheim, le Groupe reste responsable de certains risques liés à l'environnement.

Sur la base des informations disponibles, la Direction du Groupe n'estime pas que le respect des réglementations en matière d'environnement ou des exigences de réhabilitation aurait un effet significatif sur l'activité du Groupe, sa situation financière ou le résultat de ses opérations. Cependant, aucune garantie ne peut être donnée sur les conséquences d'événements nouveaux tels que la modification des textes de lois actuellement en vigueur, la promulgation de nouvelles lois ainsi que l'apparition ou le développement de faits nouveaux qui pourraient contraindre le Groupe à supporter des coûts supplémentaires significatifs de nature à pénaliser de façon importante l'activité du Groupe, sa situation financière ou le résultat de ses opérations.

Impact des fluctuations des taux de change

Le Groupe publie ses états financiers consolidés en euros. Une fraction significative de ses actifs, passifs, ventes et recettes étant libellé dans d'autres devises, le Groupe est exposé à un risque de change lié aux fluctuations de celles-ci par rapport à l'euro. Ces variations, notamment celle de la valeur du dollar américain par rapport à l'euro, peuvent avoir un impact significatif sur les résultats d'Aventis. Ainsi, une dépréciation du dollar se traduit par une diminution de la contre-valeur en euros des ventes et recettes réalisées par le Groupe dans la zone dollar et réduit la compétitivité de ses produits fabriqués en Europe par rapport à ceux exportés par les États-Unis.

C'est pourquoi, Aventis conclut des contrats de couverture en devises afin de réduire les risques de change encourus. Le Groupe a pour pratique de ne procéder à la couverture de transactions spécifiques que dans un nombre limité de cas et de gérer ses risques sur une base globale. Voir note 1(k) aux états financiers consolidés figurant dans un autre chapitre du présent rapport.

- En 2001, la baisse de la valeur de l'euro par rapport au dollar américain (cours moyen de 0,8956 USD en 2001 contre 0,924 USD en 2000) a eu un effet positif sur notre chiffre d'affaires net.
- En 2000, la baisse de la valeur de l'euro par rapport au dollar américain (cours moyen de 0,924 USD en 2000 contre 1,066 USD en 1999) a eu un effet positif sur le chiffre d'affaires net.
- En 1999, la baisse de la valeur de l'euro par rapport au dollar américain (cours moyen de 1,066 USD en 1999 contre 1,113 USD en 1998) a eu un effet positif sur le chiffre d'affaires net.

ACCORD RELATIF À L'IMPÔT SUR LES BÉNÉFICES DES SOCIÉTÉS EN FRANCE

Selon les termes de la législation fiscale française (Article 209, alinéa 5), Aventis a adopté certaines dispositions spécifiques propres, en accord avec l'administration, pour le traitement fiscal de ses activités mondiales. En vertu de cet accord, l'impôt sur les bénéfices d'Aventis a été calculé sur la base du résultat mondial consolidé, le Groupe ayant la possibilité, dans certaines limites et dans certaines conditions, d'imputer les pertes réalisées par certaines filiales sur le résultat imposable d'autres filiales bénéficiaires, qu'elles soient situées ou non dans le même pays. L'autorisation initiale concernant cet accord a expiré le 31 décembre 1997. Le Groupe a obtenu un renouvellement de ce régime pour la période de 1998 à 2000, et la période de 2001 à 2003. Le périmètre de ce régime a été modifié le 1er janvier 1999 afin d'y inclure les sociétés des Sciences de la vie du Groupe Hoechst et d'en exclure les filiales du Groupe Rhodia.

INTRODUCTION DE L'EURO

Le 1er janvier 1999, l'euro est devenu la monnaie unique de onze pays de l'Union Européenne, au même titre que la devise nationale de chacun de ces pays. Les taux de change entre l'euro et les devises des pays membres ont été fixés de manière irrévocable.

Du 1er janvier 1999 au 31 décembre 2001, les pays membres ont maintenu leurs monnaies nationales. Depuis le 1er janvier 2002, les pièces et billets en euro ont été introduits dans les pays membres.

Depuis le 1er janvier 1999, l'euro est la monnaie utilisée dans la consolidation de Rhône-Poulenc et Hoechst. Depuis la création d'Aventis, les comptes consolidés sont libellés en euro. Le montant total de charges estimées pour Aventis, en relation avec le passage à l'euro, est d'environ 30 à 40 millions d'euros pour la période de cinq ans couverte par le projet concerné (1998-2002). Aventis ne prévoit pas une modification importante des risques de change encourus par le Groupe du fait de l'introduction de l'euro.

MATIÈRES PREMIÈRES

Les matières premières essentielles au bon déroulement de notre activité sont achetées dans le monde entier chez de nombreux fournisseurs. En général, ces matières premières sont très largement disponibles auprès de différentes sources. Des pénuries ou retards ont été constatés en 2001 et ne sont pas prévus pour 2002.

Eléments exceptionnels de l'exercice 2000

Le tableau ci-dessous décrit les éléments exceptionnels d'Aventis en 2000, répartis par secteur d'activités.

Aventis				(en million d'euros)
	Pharma	Agri-culture	Activités indus-trielles et autres	Total
Provisions pour restructuration	(632)	(164)	(18)	(814)
Autres provisions	(724)	(519)	(143)	(1386)
Effets sur le résultat opérationnel	(1 356)	(683)	(161)	(2 200)
Part dans les résultats des sociétés mises en équivalence	(59)	(11)	–	(70)
Diverses charges hors exploitation				68
Effets sur le résultat avant impôt				(2 202)
Effets sur le résultat net				(1 273)

CHARGES DE RESTRUCTURATION

En 2000, Aventis a comptabilisé 814 millions d'euros de charges de restructuration, dont 632 millions d'euros pour Aventis Pharma et 164 millions d'euros pour Aventis Agriculture. En 2000, les nouvelles mesures de restructuration d'Aventis Pharma ont principalement concerné la France (315 millions d'euros), les États-Unis (280 millions d'euros), l'Allemagne (31 millions d'euros), le Japon (8 millions d'euros) et les autres pays (70 millions d'euros). Dans le secteur Agriculture, les nouvelles mesures de restructuration concernaient principalement la France pour 66 millions d'euros (réduction des effectifs et fermeture du site de Saint- Aubin), le Royaume-Uni pour 25 millions d'euros (fermeture de plusieurs sites de production et de recherche et développement), les États-Unis pour 16 millions d'euros et l'Allemagne pour 8 millions d'euros. Nous avons également enregistré des charges de restructuration de 18 millions d'euros concernant les activités du siège.

AUTRES PROVISIONS

Les autres provisions constituées en tant qu'éléments exceptionnels en 2000 comprennent des charges résultant de notre intégration des activités d'Aventis Pharma et d'Aventis Agriculture suite au rapprochement de Rhône-Poulenc et Hoechst.
Elles sont de trois types :
- des éléments ayant un impact sur la trésorerie d'exploitation et liés à l'intégration des activités au sein d'Aventis,
- des éléments sans impact sur la trésorerie d'exploitation relatifs à des dépréciations d'actifs résultant de fermetures ou cessions de sites ou d'activités, ou de la réorganisation de certaines activités,
- des coûts et provisions constatés dans le cadre de certains litiges ainsi que le produit net de cessions d'actifs.

Ces éléments exceptionnels se sont traduits par 724 millions d'euros supportés par Aventis Pharma, 519 millions d'euros par Aventis Agriculture et 143 millions au niveau du Groupe :
- les éléments affectant la trésorerie d'exploitation et liés à l'intégration des activités au sein d'Aventis ont concerné Pharma pour environ 200 millions d'euros et Agriculture pour environ 150 millions d'euros. Il s'agit principalement de coûts d'intégration, coûts liés aux transferts d'activités, frais de ré-enregistrement des produits, coûts de communication et de recrutement,
- les éléments n'ayant pas d'impact sur la trésorerie relatifs à des dépréciations d'actifs résultant, soit de la réorganisation de la production, soit des activités commerciales et de recherche et développement qui ont entraîné des fermetures ou cessions de sites ou d'activités, se montaient à environ 320 millions d'euros pour Aventis Pharma et 140 millions d'euros pour Aventis Agriculture où ils étaient surtout liés à la dépréciation d'actifs faisant suite à une nouvelle stratégie commerciale instaurée pour nos gammes de produits *Seeds/Link*.

Rapport des Commissaires aux comptes et Réviseurs sur les comptes consolidés

RSM SALUSTRO REYDEL
8, avenue Delcassé
75008 Paris

COOPERS & LYBRAND AUDIT
32, rue Guersant
75017 Paris

Exercices clos le 31 décembre 2001, 2000 et 1999

Mesdames, Messieurs les Actionnaires
AVENTIS
Société anonyme à Directoire et Conseil de Surveillance
16, avenue de l'Europe
Espace Européen de l'Entreprise
67300 Schiltigheim

Mesdames, Messieurs,

Nous avons audité les bilans consolidés d'Aventis et de ses filiales aux 31 décembre 2001 et 2000, ainsi que les comptes de résultats consolidés et les tableaux consolidés d'évolution des capitaux propres et autres fonds propres non-amortissables et des flux de trésorerie pour les exercices clos aux 31 décembre 2001, 2000 et 1999.
Notre mission consiste à exprimer une opinion sur ces comptes consolidés qui ont été arrêtés sous la responsabilité de la Direction du Groupe.

Nous avons effectué notre audit selon les normes généralement admises au plan international ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondage, les éléments probants justifiant les données contenues dans ces comptes consolidés. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes consolidés et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Sur la base des contrôles effectués, nous certifions que les comptes consolidés (pages 104 à 173), dans tous leurs aspects significatifs, sont réguliers et sincères et donnent une image fidèle de la situation financière d'Aventis et de ses filiales aux 31 décembre 2001 et 2000, ainsi que les résultats consolidés, de l'évolution des capitaux propres et autres fonds propres non amortissables consolidés et des flux de trésorerie consolidés pour les exercices clos aux 31 décembre 2001, 2000 et 1999, en conformité avec les principes comptables généralement admis en France.

Comme indiqué en note 1 aux états financiers, le Groupe avait appliqué par anticipation au 1er janvier 1999 le nouveau règlement CRC 99-02. Cette application n'avait pas entraîné de changement de méthode, mais avait permis, conformément aux dispositions de ce texte, de faire entrer les actifs et passifs de Hoechst à leur valeur comptable à la date d'acquisition du 15 décembre 1999.

Par ailleurs, nous avons également procédé à la vérification des informations données dans le rapport sur la gestion du Groupe. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Fait à Paris, le 12 février 2002.

Coopers & Lybrand Audit
Membre de PricewaterhouseCoopers

RSM Salustro Reydel

Commissaires aux comptes

PricewaterhouseCoopers

Réviseurs

Comptes consolidés aux 31 décembre 2001, 2000 et 1999

Groupe Aventis

Bilans consolidés

(en millions d'euros)

Actif	Note	2001	2000	1999
Immobilisations incorporelles	2			
Montant brut		20 043	19 983	19 567
Amortissements		(5 779)	(5 161)	(4 475)
		14 264	14 822	15 092
Immobilisations corporelles	3			
Montant brut		12 330	15 430	15 415
Amortissements		(6 590)	(7 932)	(7 919)
		5 740	7 498	7 496
Immobilisations financières et autres valeurs immobilisées				
Prêts à plus d'un an, dépôts et cautionnements		207	293	225
Titres mis en équivalence	4	2 056	2 412	2 586
Autres titres de participation	5	605	617	478
Charges à répartir et autres valeurs immobilisées	6	3 577	2 529	1 573
		6 445	5 851	4 862
Valeurs d'exploitation	7			
Valeurs brutes		4 354	4 429	4 258
Provisions pour dépréciation		(295)	(311)	(263)
		4 059	4 118	3 995
Valeurs réalisables à court terme ou disponibles				
Clients et effets à recevoir, nets	8	3 522	3 469	4 030
Autres débiteurs	9	3 689	5 146	4 212
Titres de placement	1f	701	618	601
Dépôts à court terme	1f	160	149	793
Banque et caisse		654	512	497
		8 726	9 894	10 133
Actif circulant		12 785	14 012	14 128
TOTAL DE L'ACTIF		39 234	42 183	41 578

Les notes figurant aux pages 113 à 173 font partie intégrante des comptes consolidés.

Groupe Aventis

Bilans consolidés

(en millions d'euros)

Passif	Note	2001	2000	1999
Capital social	1-10a	3 039	3 002	2 979
Primes	10h	21 283	20 891	20 547
Réserves	10i	(13 533)	(14 374)	(13 745)
Réserve de conversion		354	164	(300)
Capitaux propres		**11 143**	**9 683**	**9 481**
Titres subordonnés à durée indéterminée 1986, 1991 et 1993	10b-10c-10d	503	503	515
Titres préférentiels Série A - 1993	10e	352	352	352
Titres participatifs 1983 et Série A - 1989	10f-10g	23	23	23
Capitaux propres et autres fonds propres non amortissables		**12 021**	**10 561**	**10 371**
Titres privilégiés amortissables	11	**200**	**272**	**325**
Intérêts minoritaires	12	**913**	**1 029**	**1 460**
Quote-part de partenariat à rembourser	13	**284**	**–**	**–**
Provisions et autres passifs à plus d'un an				
Provision pour impôts différés	24	1 094	1 038	903
Provision pour engagements de retraite et assimilés	14	3 350	3 242	3 275
Provision pour restructuration	15	99	211	99
Autres provisions et passifs à plus d'un an	16	2 682	2 503	1 667
		7 225	6 994	5 944
Emprunts à long et moyen terme	17			
Emprunts obligataires		3 412	2 917	2 827
Autres emprunts		1 240	5 299	3 610
		4 652	8 216	6 437
Passif court terme				
Emprunts à long et moyen terme - partie à moins d'un an		1 252	712	1 888
Fournisseurs et effets à payer		2 421	2 403	2 198
Autres créanciers	18	5 460	6 511	7 119
Crédits à court terme	19	4 396	4 904	5 632
Banques		410	581	204
Passif circulant		**13 939**	**15 111**	**17 041**
TOTAL DU PASSIF		**39 234**	**42 183**	**41 578**
Engagements donnés	25	**413**	**531**	**847**

Les notes figurant aux pages 113 à 173 font partie intégrante des comptes consolidés.

Groupe Aventis

Comptes de résultat consolidés

(en millions d'euros)

	Note	2001	2000	1999
Chiffre d'affaires		**22 941**	22 304	**12 598**
Frais opérationnels				
Frais de production		(7 943)	(8 469)	(6 351)
Frais administratifs et commerciaux		(8 010)	(8 662)	(4 447)
Amortissement des écarts d'acquisition	2	(650)	(752)	(414)
Provision pour restructuration	15	(50)	(849)	(347)
Frais de recherche et développement	1g	(3 481)	(3 479)	(1 475)
Autres produits et charges d'exploitation	20	832	524	(108)
		(19 302)	(21 687)	(13 142)
Résultat opérationnel		3 639	617	(544)
Autres produits et (charges)				
Part dans les résultats des sociétés mises en équivalence	4	85	244	186
Frais financiers nets	21	(704)	(805)	(453)
Plus et (moins)-values nettes sur cessions d'éléments d'actif	22	545	359	251
Autres revenus et (charges) nets	23	(679)	(440)	(263)
		(753)	(642)	(279)
Résultat avant impôts et intérêts minoritaires		2 886	(25)	(823)
Impôts sur les résultats	24	(1 111)	(60)	42
Résultat avant intérêts minoritaires (après impôts)		1 775	(85)	(781)
Part des intérêts minoritaires		(142)	56	(70)
Résultat revenant à Aventis avant rémunérations prioritaires (après impôts)		1 633	(29)	(851)
Rémunérations prioritaires	27	(128)	(118)	(119)
Résultat net disponible revenant aux actionnaires d'Aventis		1 505	(147)	(970)
Nombre moyen d'actions en circulation				
Actions ordinaires		787 553 585	780 546 131	390 147 598
Résultat de base par action en euros	1o-28			
Actions ordinaires		1,91	(0,19)	(2,49)
Résultat dilué par action en euros	1o-28			
Actions ordinaires		1,89	(0,19)	(2,49)

Les notes figurant aux pages 113 à 173 font partie intégrante des comptes consolidés.

Groupe Aventis

Evolution des capitaux propres et autres fonds propres non amortissables consolidés

Exercice clos au 31 décembre 1999

(en millions d'euros)

	Capital social Actions ordinaires (note 10a)	Primes d'Aventis (note 10h)	Réserves (note 10i)	Réserve de conversion	TSDI 1986, 1991 et 1993 (notes 10b, c et d)	Titres préférentiels série « A » (note 10e)	Titres participatifs 1983 et série A 1989 (notes 10f et g)	Total	Variations hors effet des transactions avec actionnaires/ porteurs de titres
1er janvier 1999	1 418	3 687	2 293	(889)	866	352	23	7 750	
Emission de titres sur stock-options	8	30	(19)	–	–	–	–	19	–
Résultat avant rémunérations prioritaires (après impôts)	–	–	(851)	–	–	–	–	(851)	(851)
Rémunérations prioritaires	–	–	(119)	–	–	–	–	(119)	–
Résultat net disponible revenant aux actionnaires d'Aventis	–	–	(970)	–	–	–	–	(970)	–
Réserve de conversion	–	–	(67)	1 196	–	–	–	1 129	1 129
Dividendes distribués au titre de 1998	–	–	(225)	–	–	–	–	(225)	–
Emission d'actions ordinaires	1 550	16 833	–	–	–	–	–	18 383	–
Rapprochement avec Hoechst	–	–	(14 757)	(607)	–	–	–	(15 364)	
Conversion des actions en euros	3	(3)	–	–	–	–	–	–	–
Rachat TSDI 1991	–	–	–	–	(351)	–	–	(351)	–
31 décembre 1999	2 979	20 547	(13 745)	(300)	515	352	23	10 371	–
Variations hors effet des transactions avec les actionnaires/ porteurs de titres 1999	–	–	–	–	–	–	–	–	278

Les notes figurant aux pages 113 à 173 font partie intégrante des comptes consolidés.

Groupe Aventis

Evolution des capitaux propres et autres fonds propres non amortissables consolidés

Exercice clos au 31 décembre 2000

(En millions d'euros)

	Capital social Actions ordinaires (note 10a)	Primes d'Aventis (note 10h)	Réserves (note 10i)	Réserve de conversion	TSDI 1986, 1991 et 1993 (notes 10b, c et d)	Titres préférentiels série « A » (note 10e)	Titres participatifs 1983 et série A 1989 (notes 10f et g)	Total	Variations hors effet des transactions avec actionnaires/ porteurs de titres
1er janvier 2000	2 979	20 547	(13 745)	(300)	515	352	23	10 371	–
Emission de titres sur stock-options	4	24	(9)	–	–	–	–	19	–
Résultat avant rémunérations prioritaires (après impôts)	–	–	(29)	–	–	–	–	(29)	(29)
Rémunérations prioritaires	–	–	(118)	–	–	–	–	(118)	–
Résultat net disponible revenant aux actionnaires d'Aventis	–	–	(147)	–	–	–	–	(147)	–
Réserve de conversion	–	–	(30)	464	–	–	–	434	434
Dividendes distribués au titre de 1999	–	–	(351)	–	–	–	–	(351)	–
Emission d'actions ordinaires	19	320	–	–	–	–	–	339	–
Effet de l'application de la méthode dérogatoire (note 10i)	–	–	(92)	–	–	–	–	(92)	–
Rachat TDSI 1986	–	–	–	–	(12)	–	–	(12)	–
31 décembre 2000	3 002	20 891	(14 374)	164	503	352	23	10 561	–
Variations hors effet des transactions avec les actionnaires/ porteurs de titres 2000	–	–	–	–	–	–	–	–	405

Les notes figurant aux pages 113 à 173 font partie intégrante des comptes consolidés.

112

Groupe Aventis

Evolution des capitaux propres et autres fonds propres non amortissables consolidés

Exercice clos au 31 décembre 2001

(en millions d'euros)

	Capital social Actions ordinaires (note 10a)	Primes d'Aventis (note 10h)	Réserves (note 10i)	Réserve de conversion	TSDI 1986, 1991 et 1993 (notes 10b, c et d)	Titres préférentiels série « A » (note 10e)	Titres participatifs 1983 et série A 1989 (notes 10f et g)	Total	Variations hors effet des transactions avec actionnaires/ porteurs de titres
1er janvier 2001	3 002	20 891	(14 374)	164	503	352	23	10 561	–
Emission de titres sur stock-options	3	17	(7)	–	–	–	–	13	–
Résultat avant rémunérations prioritaires (après impôts)	–	–	1 633	–	–	–	–	1 633	1 633
Rémunérations prioritaires	–	–	(128)	–	–	–	–	(128)	–
Résultat net disponible revenant aux actionnaires d'Aventis	–	–	1 505	–	–	–	–	1 505	–
Réserve de conversion	–	–	–	190	–	–	–	190	190
Dividendes distribués au titre de 2000	–	–	(393)	–	–	–	–	(393)	–
Impôt compensatoire sur la distribution de dividendes	–	–	(187)	–	–	–	–	(187)	–
Emission d'actions ordinaires suite à l'exercice de bons de souscription	34	375	–	–	–	–	–	409	–
Effet de l'application de la méthode dérogatoire (note 10i)	–	–	60	–	–	–	–	60	60
Rachat d'actions Aventis			(137)					(137)	–
31 décembre 2001	3 039	21 283	(13 533)	354	503	352	23	12 021	–
Variations hors effet des transactions avec les actionnaires/ porteurs de titres 2001	–	–	–	–	–	–	–	–	1 883

Les notes figurant aux pages 113 à 173 font partie intégrante des comptes consolidés.

Groupe Aventis

Tableau des flux de trésorerie consolidés

(en millions d'euros)

	2001	2000	1999
FLUX DE TRÉSORERIE PROVENANT DES OPÉRATIONS D'EXPLOITATION			
Résultat revenant à Aventis avant rémunérations prioritaires (après impôts)	1 633	(29)	(851)
Elimination des charges et produits sans incidence sur la trésorerie provenant des opérations d'exploitation			
Dépréciation et amortissement d'actifs immobilisés	2 075	2 426	1 784
Provision pour dépréciation des créances d'exploitation	8	36	32
Variation des autres provisions	(81)	140	821
Résultat sur cessions d'actifs immobilisés	(545)	(359)	(251)
Part dans les résultats nets des sociétés mises en équivalence, nette des dividendes reçus	89	312	7
Pertes (profits) de change non réalisés	(111)	(230)	(104)
Part des intérêts minoritaires	142	(56)	69
Produit d'impôts différés	40	(772)	(407)
	1 617	1 497	1 951
Variation des actifs et passifs d'exploitation hors effet des acquisitions			
Variation des créances d'exploitation	(372)	561	(264)
Variation des valeurs d'exploitation	(38)	(74)	(45)
Variation des fournisseurs d'exploitation	78	220	(137)
Variation des autres actifs/passifs d'exploitation	195	(904)	(69)
	(137)	(197)	(515)
Total de la trésorerie provenant des opérations d'exploitation	3 113	1 271	585

Les notes figurant aux pages 113 à 173 font partie intégrante des comptes consolidés.

Groupe Aventis

Tableau des flux de trésorerie consolidés

(en millions d'euros)

	2001	2000	1999
FLUX DE TRÉSORERIE LIÉS AUX OPÉRATIONS D'INVESTISSEMENT			
Acquisitions d'immobilisations corporelles	(1 245)	(1 570)	(746)
Acquisitions d'autres actifs immobilisés	(486)	(932)	(633)
Cessions d'actifs immobilisés	1 063	1 091	1 399
Augmentation des prêts et placements financiers	(52)	(61)	(5)
Remboursement des prêts et placements financiers	–	31	375
Total de la trésorerie (consommée) générée par les opérations d'investissement	(720)	(1 441)	390
FLUX DE TRÉSORERIE RÉSULTANT D'OPÉRATIONS DE FINANCEMENT			
Nouveaux emprunts à long et moyen termes	5 404	2 281	1 280
Remboursement d'emprunts à long et moyen termes	(7 252)	(2 019)	(1 878)
Variation des dettes financières à court terme et des découverts bancaires	(284)	(305)	691
Augmentation de capital, primes incluses	429	367	37
Quote-part de partenariat à rembourser	279	–	–
Rachat d'actions propres	(137)	–	–
Amortissement des titres privilégiés amortissables	(85)	(89)	(414)
(Rachat) d'intérêts minoritaires	(5)	(146)	–
Dividendes payés par le Groupe	(437)	(453)	(256)
Rémunérations prioritaires payées	(109)	(96)	(125)
Total de la trésorerie (consommée) générée par les opérations de financement	(2 197)	(460)	(665)
Effet des variations des cours de change sur la trésorerie	15	4	46
Augmentation (diminution) de la trésorerie	211	(626)	356
Trésorerie en début d'exercice	661	1 290	976
Effet des variations de périmètre sur la trésorerie (note 1a)	(58)	(3)	(42)
TRÉSORERIE EN FIN D'EXERCICE (note 1m)	814	661	1 290

Les notes figurant aux pages 113 à 173 font partie intégrante des comptes consolidés.

Index des notes sur les comptes consolidés

Notes sur les comptes consolidés

des exercices clos aux 31 décembre 2001, 2000 et 1999

1. PRINCIPES COMPTABLES

Le Groupe (Aventis et ses filiales) applique les principes comptables conformes à la loi française pour ses comptes consolidés. Le Groupe a appliqué par anticipation dès le 1er janvier 1999 le règlement CRC 99-02 relatif aux comptes consolidés conformément à la possibilité prévue par l'article 2 de ce règlement. Ces principes précisent notamment les schémas de comptabilisation des fusions et requièrent la détermination, par la Direction, de certaines hypothèses et estimations. Les comptes des sociétés consolidées, établis selon les règles comptables en vigueur dans leurs pays respectifs, sont retraités pour être mis en harmonie avec les principes comptables susmentionnés.

Les différences entre ces principes comptables et les principes comptables généralement admis aux États-Unis d'Amérique, qui ont un impact significatif sur les comptes consolidés du Groupe, sont présentées en note 34.

a) CONSOLIDATION

i) Evolution du Groupe

Au cours de ces dernières années, le Groupe a entrepris un certain nombre d'actions dans le cadre de sa stratégie de recentrage de son activité sur les Sciences de la vie et a cédé ses activités Chimie et Fibres et Polymères. En 2000, le Groupe a annoncé qu'il recentrait ses activités sur le secteur pharmaceutique.

- En 1999, les actionnaires de Rhône-Poulenc S.A. et de Hoechst AG ont approuvé le projet de rapprochement des deux Groupes pour créer Aventis. En conséquence, le 15 décembre 1999, les actionnaires de Rhône-Poulenc ont approuvé l'émission de 405 856 579 nouvelles actions destinées à rémunérer les actions Hoechst apportées lors de l'offre publique d'échange ainsi que l'apport Gallus (Gallus GmbH était une filiale détenue à 100 % par Petrochemical Resources Holding BV et détenant, entre autres, 144 000 000 actions de Hoechst). Rhône-Poulenc S.A., qui a changé sa dénomination sociale pour Aventis, détient environ 97,57 % des actions de Hoechst au 31 décembre 2001 (97,57 % au 31 décembre 2000). Par conséquent, toute référence à Aventis dans les présents états financiers à une date antérieure au 15 décembre 1999 concerne d'anciennes sociétés du groupe Rhône-Poulenc.

- Dans le cadre du rapprochement de Rhône-Poulenc et de Hoechst, initié en décembre 1999 par l'acquisition de 96,75 % de Hoechst par Rhône-Poulenc, les intérêts minoritaires résiduels d'AgrEvo (filiale de Hoechst) ont été acquis en janvier 2000, comme initialement prévu. Cette acquisition a été rémunérée par l'émission de nouvelles actions Aventis CropScience.

- En avril 2001, le Groupe a cédé la participation de 66,7 % qu'il détenait dans le groupe de gaz industriels Messer Griesheim (voir note 30).

- Le 2 octobre 2001, le Groupe, ainsi que Schering, a signé un accord avec Bayer relatif à la cession d'Aventis CropScience. La participation détenue par Aventis dans Aventis CropScience s'élève à 76 % et celle de Schering AG à 24 %. Cet accord est subordonné à la réalisation de certaines conditions, dont notamment l'approbation par les autorités compétentes. La transaction devrait être finalisée au cours du premier semestre 2002.

- Le 15 novembre 2001, Aventis et CVC Capital Partners, société d'investissement leader en Europe, ont signé un accord pour l'acquisition d'Aventis Animal Nutrition par CVC Capital Partners. Sous réserve de l'approbation des autorités compétentes, la transaction devrait être finalisée au cours du premier semestre 2002.

ii) Sociétés consolidées

Les comptes des sociétés significatives, dans lesquelles Aventis exerce directement ou indirectement un contrôle majoritaire, sont intégrés globalement.

Les titres des sociétés dans lesquelles Aventis détient directement ou indirectement une participation minoritaire supérieure à 20 %, y compris les co-entreprises détenues à 50 %, sont mis en équivalence (note 4).

Les principaux changements intervenus au niveau du périmètre de consolidation étaient les suivants :

- cession à Allianz Capital Partners et Goldmann Sachs Fund, en avril 2001, de la participation de 66,7 % qu'Aventis détenait par le biais de Hoechst AG dans

le groupe Messer Griesheim (producteur de gaz industriels). Pour faciliter la comparaison des résultats, des informations pro forma pour les exercices clos aux 31 décembre 2000 et 2001 reflétant cette modification de périmètre sont présentées en note 30,
- acquisition en 2000 des intérêts minoritaires d'AgrEvo, rémunérée par l'émission de nouvelles actions Aventis CropScience,
- comptabilisation de la participation résiduelle de 25,21 % dans Rhodia (25,21 % au 31 décembre 2000) selon la méthode de la mise en équivalence, suite à la mise sur le marché d'environ 39 % d'intérêts dans le capital de Rhodia en octobre 1999,
- intégration globale de Hoechst AG et de ses filiales suite au rapprochement des activités de Rhône-Poulenc et de Hoechst en décembre 1999,
- intégration globale, à la date du 31 décembre 1999, d'Aventis Behring LLC (antérieurement Centeon), co-entreprise détenue à 50/50 par Rhône-Poulenc et Hoechst et désormais détenue à 100 % par Aventis.

Parmi les participations est comprise la société Dade Behring, détenue à hauteur de 51,8 %. Cette société est consolidée selon la méthode de la mise en équivalence, les accords entre les actionnaires accordant aux autres actionnaires de la Société une influence dominante sur la gestion de ses activités (voir note 4).

Toutes les transactions significatives entre les sociétés consolidées sont éliminées.

Les résultats des sociétés acquises sont intégrés à partir de leur date d'acquisition. La combinaison des activités de Rhône-Poulenc et de Hoechst est traitée comptablement conformément à la méthode dérogatoire prévue par l'article 215 du règlement CRC 99-02 relatif aux comptes consolidés. Cette méthode consiste à cumuler les résultats, les actifs, les passifs et les capitaux propres de Rhône-Poulenc et de Hoechst à leurs valeurs nettes comptables à la date d'acquisition. En conséquence, les états financiers consolidés du Groupe au 31 décembre 1999 comprennent les états financiers de Rhône-Poulenc sur une année complète et les états financiers de Hoechst à compter du 15 décembre 1999.

Les revenus de dividendes et d'intérêts provenant des autres titres de participation sont comptabilisés au compte de résultat respectivement aux lignes « Autres revenus (charges) nets » et « Frais financiers nets ».

b) IMMOBILISATIONS INCORPORELLES

Les écarts d'acquisition représentent la différence non affectée entre le prix d'acquisition des sociétés consolidées et la part du Groupe dans leurs actifs nets après évaluation des actifs et passifs apportés à la date des prises de participation. Ces écarts d'acquisition sont amortis selon la méthode linéaire sur des périodes de quarante ans maximum (note 2).

Le Groupe identifie et mesure les éventuelles pertes de valeur des écarts d'acquisition par les flux financiers actualisés, qui sont comparés à la valeur comptable des écarts d'acquisition de chaque activité prise séparément dès qu'un risque de perte de valeur est identifié. Les taux d'actualisation retenus pour ces besoins s'appuient sur les taux moyens de rendement interne attendus de chacune des activités concernées. Ces taux sont déterminés en fonction des risques associés à ces activités, et peuvent varier selon la nature de ces dernières et selon les pays en fonction de leur situation économique. Les flux financiers futurs sont établis sur la base des plans à moyen terme de chaque activité, projetés sur la durée de vie résiduelle des écarts d'acquisition concernés. Ces plans prennent en compte les estimations faites par la Direction du Groupe des effets induits par divers facteurs économiques externes ainsi que par la stratégie interne développée pour chaque activité. Lorsque la valeur nette comptable est supérieure à la valeur des flux financiers actualisés, la dépréciation correspondant à l'écart entre ces deux valeurs est comptabilisée.

Les autres immobilisations incorporelles (brevets, marques et logiciels essentiellement) sont amorties selon la méthode linéaire sur des périodes qui correspondent à leur durée d'utilisation prévue. Les brevets et marques sont amortis sur une durée maximale de vingt-cinq ans ; les logiciels, sur une durée de trois à cinq ans. Les valeurs nettes de ces actifs sont revues de façon régulière pour tenir compte des événements et circonstances ayant pu modifier de façon sensible les flux financiers futurs non actualisés que ces actifs produiront du fait de leur utilisation et qui auraient pour conséquence la dépréciation de ces actifs.

c) IMMOBILISATIONS CORPORELLES

Les immobilisations corporelles figurent au bilan à leur coût d'acquisition incluant les intérêts intercalaires. Les réévaluations ne sont pas prises en considération dans les comptes consolidés pour assurer l'homogénéité de l'ensemble des immobilisations corporelles à l'intérieur du Groupe. L'amortissement est calculé suivant la méthode linéaire sur la durée d'utilisation estimée des différentes catégories d'immobilisations.

Les principales durées d'utilisation retenues sont les suivantes :

Constructions	20 - 30 ans
Matériels et outillages :	
Machines et installations	5 - 15 ans
Matériel de transport	4 - 6 ans
Matériel d'équipement	3 - 15 ans
Mobilier	8 - 12 ans

Lorsque le Groupe est locataire d'un bien selon un contrat de longue durée ou de crédit-bail présentant les caractéristiques d'une acquisition, la valeur vénale du bien est immobilisée et amortie selon la méthode ci-dessus, et la dette correspondante est inscrite au passif.

Les valeurs nettes de ces actifs sont revues de façon régulière pour tenir compte des circonstances ayant pu modifier de façon sensible les flux de trésorerie futurs non actualisés que ces actifs produiront du fait de leur utilisation, et qui auraient pour conséquence la dépréciation de ces actifs.

d) INVESTISSEMENTS

Le Groupe distingue deux catégories d'investissements : les investissements stratégiques et les autres titres de participation.

- Les investissements stratégiques sont évalués conformément au modèle de la valeur d'usage sur la base de leur valeur d'utilité qui prend en compte, entre autres, les aspects stratégiques, les avantages économiques associés, l'intention et la capacité de détention à long terme.
- Les autres titres de participation sont comptabilisés à leur coût historique. Ils sont dépréciés si le Groupe estime qu'ils ne sont pas recouvrables à leur valeur comptable.

e) VALEURS D'EXPLOITATION

Les stocks et les travaux en cours sont évalués au plus bas du coût d'acquisition ou de production, et de la valeur de remplacement (coût d'acquisition actuel pour les produits achetés ou coût de production actuel pour les produits fabriqués), sans toutefois excéder la valeur nette de réalisation. Les stocks sont évalués essentiellement selon la formule du coût moyen pondéré qui, compte tenu de la rotation des stocks, est proche des derniers coûts d'acquisition ou de production à la date du bilan (note 7).

Une nouvelle application permettant d'estimer les marges inter-société dans les stocks a été mise en service dans le Groupe en 2001 – l'impact du changement d'estimation résultant de cette introduction représente un profit d'environ 50 millions d'euros après effet d'impôt.

f) AUTRES TITRES DE PARTICIPATION COTÉS, TITRES DE PLACEMENT ET DÉPÔTS À COURT TERME

Les autres titres de participation et titres de placement sont évalués au plus bas de leur coût d'acquisition ou de leur cours de bourse, s'ils sont cotés, ou de leur valeur probable de négociation, s'ils ne sont pas cotés.

Les dépôts à court terme sont évalués au plus bas de leur coût d'acquisition ou de la valeur de marché.

g) FRAIS DE RECHERCHE ET DE DÉVELOPPEMENT

Les frais de recherche et de développement sont passés en charges dans l'exercice au cours duquel ils sont encourus. Ces frais se sont élevés à 3 481 millions d'euros en 2001, 3 479 millions d'euros en 2000 et 1 475 million d'euros en 1999.

h) CONVERSION DES ÉLÉMENTS EN DEVISES

Les éléments exprimés en devises étrangères sont convertis comme suit :

Pour les pays autres que les pays à haute inflation :
- les transactions en devises sont converties aux cours de change en vigueur au moment de la transaction,
- les actifs et passifs exprimés en devises sont convertis aux cours de clôture,
- les différences de change résultant de la conversion des actifs et passifs en devises sont incluses dans le compte de résultat. Par exception, celles résultant des opérations à caractère de financement permanent entre sociétés du Groupe sont comptabilisées dans la réserve de conversion incluse dans les capitaux propres ; celles provenant des opérations de couverture à terme d'engagements spécifiques sont différées et prises en résultat de manière symétrique à celles relatives aux engagements couverts,
- les produits et charges des sociétés étrangères sont convertis aux cours moyens de l'exercice ; les pertes ou profits résultant de la conversion des états financiers des sociétés étrangères sont comptabilisés directement dans la réserve de conversion incluse dans les capitaux propres, de même que ceux provenant des couvertures d'actifs nets étrangers.

Les bilans des filiales du Groupe en Argentine ont été convertis sur la base du taux de 1,57 peso pour 1 USD, à savoir le taux de clôture du premier jour de cotation après la réouverture des marchés des changes en janvier 2002.

Depuis le 1er janvier 2001, le Groupe a décidé d'enregistrer et de faire figurer l'impact des profits et pertes de change dans des lignes séparées du compte de résultat, en fonction de la nature des transactions concernées : exploitation, financement, investissements. Jusqu'au 31 décembre 2000, les pertes et profits de change étaient comptabilisés dans la même rubrique « Autres revenus et charges nets ».

A compter du 1er janvier 2001, les profits et pertes de change liés à l'exploitation figurent dans le résultat opérationnel. Une perte de change d'un montant de 76 millions d'euros a par conséquent été enregistrée dans le résultat opérationnel en 2001. Le Groupe ne dispose pas de chiffres comparatifs pour les exercices clos aux 31 décembre 2000 et 1999.

i) IMPÔTS DIFFÉRÉS

Les impôts différés sont calculés sur les différences entre les valeurs comptables et fiscales des actifs et passifs au bilan. Les taux d'impôt applicables aux exercices suivants sont utilisés pour calculer les impôts différés à la clôture.

En raison de la complexité des interactions entre les régimes fiscaux locaux et le régime du bénéfice mondial consolidé, le Groupe ne dispose pas d'un échéancier consolidé de reversement des différences temporaires. En conséquence, conformément à l'article 3150 du règlement CRC 99-02, le Groupe constate les impôts différés sur une base non actualisée.

Les actifs d'impôts différés sur déficits et différences temporaires font l'objet d'une dépréciation lorsque leur utilisation future n'est pas probable. Dans le cadre du régime du bénéfice mondial consolidé appliqué par le Groupe, l'évaluation des provisions nécessaires est d'abord faite par entité fiscale, puis globalement en fonction de la stratégie fiscale développée sur un avenir proche par le Groupe.

Depuis le 1er janvier 1993, suite à l'agrément des autorités françaises, le Groupe bénéficie du régime du bénéfice consolidé. En vertu du Code fiscal français, l'impôt sur les sociétés du Groupe est établi sur l'ensemble des résultats des filiales françaises et étrangères qui répondent aux exigences requises, et prend en compte la position fiscale de toutes ces filiales. Le périmètre de ce régime a été modifié au 1er janvier 1999 afin d'y inclure les sociétés du groupe Hoechst dans les sciences de la vie et d'en exclure les filiales du groupe Rhodia. Ce régime a été reconduit pour la période de 2001 à 2003.

j) PROVISION POUR ENGAGEMENTS DE RETRAITE ET ASSIMILÉS

Le Groupe comptabilise le montant de ses engagements en matière de pensions, et autres engagements de retraite (note 14).

k) INSTRUMENTS FINANCIERS

Le Groupe utilise divers types d'instruments financiers pour gérer activement ses risques de change et de taux. La politique du Groupe est de gérer son exposition aux risques de change liés à l'exploitation sur une base globale. Le Groupe a mis en place des couvertures spécifiques de change pour certaines opérations financières et a été amené à mettre en œuvre des contrats de couverture de risque de taux spécifiques pour certaines transactions. Au 31 décembre 2001, les titres privilégiés amortissables (note 11) et certaines dettes (note 17) faisaient l'objet de couvertures spécifiques.

Toutes les positions prises, à l'exception des opérations de couverture spécifiques, sont évaluées à leur valeur de marché lors de chaque arrêté. Les gains ou pertes résultant de la fluctuation de la valeur de marché sont portés au compte de résultat. Les pertes ou gains potentiels sur couvertures spécifiques sont comptabilisés de façon symétrique aux pertes ou gains sur les opérations couvertes.

Les instruments financiers comptabilisés en tant que couvertures spécifiques sont identifiés en tant que tels à l'initiation de l'opération. Le suivi de l'adossement des instruments financiers identifiés comme couvertures spécifiques avec leurs éléments sous-jacents, est réalisé par le Groupe pendant toute la durée de la couverture.

Le Groupe a déterminé la valeur de marché de ses instruments financiers et réuni les informations relatives aux instruments dérivés. Les méthodes suivies et les valeurs ainsi obtenues sont décrites dans la note relative aux instruments financiers (note 25).

l) RISQUES LIÉS AUX LITIGES, À L'ENVIRONNEMENT ET AUX PRODUITS VENDUS

Le Groupe comptabilise des provisions pour les risques liés aux litiges, à l'environnement et à l'utilisation des produits qu'il vend lorsque la réalisation du risque est estimée probable, et que la perte peut être raisonnablement évaluée.

Pour les risques liés à l'environnement, le Groupe évalue généralement la provision au cas par cas, au mieux de sa connaissance, sur la base de toutes les informations disponibles. En ce qui concerne les risques relatifs aux produits vendus, le Groupe évalue les provisions nécessaires sur la base des faits et des circonstances, en fonction de son expérience en la matière, du nombre de litiges, en tenant compte de tous les coûts afférents aux procédures. Les montants pour lesquels le Groupe estime certaine une indemnisation de la part de tiers sont comptabilisés en actifs à recevoir.

Si la perte n'est que possible ou ne peut pas être raisonnablement évaluée, le Groupe décrit ce risque dans ses notes aux états financiers dans la mesure où il pourrait entraîner une charge importante (note 25).

m) TRÉSORERIE DANS LE TABLEAU DES FLUX DE TRÉSORERIE

La trésorerie est composée des éléments suivants : « Banque et caisses » et « Dépôts à court terme ». Les dépôts à court terme sont ceux ayant une échéance de moins de trois mois à l'origine. Ces éléments ont une valeur de marché similaire à leur valeur comptable, compte tenu de leurs échéances à très court terme.

n) OPTIONS DE SOUSCRIPTION OU D'ACHAT D'ACTIONS

Le Groupe comptabilise les plans d'options de souscription ou d'achat d'actions d'Aventis et de ses filiales selon la méthode de la valeur intrinsèque, qui consiste à mesurer l'écart entre le prix d'exercice de l'option et la valeur de l'action lors de l'émission, dans le cas des options de souscription, ou à la clôture de l'exercice dans le cas des options d'achat. La charge résultant de cet écart est enregistrée par le compte de résultat sur la période d'indisponibilité des options.

Pour les options de souscription, et à compter du 1er janvier 2001, le Groupe n'enregistre plus l'écart entre le prix d'exercice de l'option et la valeur de l'action lors de l'émission de l'option par le compte de résultat. L'écart entre le prix de souscription versé par le salarié lors de l'exercice des options de souscription et la valeur nominale de l'action ainsi souscrite est enregistré en prime d'émission.

Lorsque le Groupe a procédé à des rachats d'actions ou mis en place des instruments financiers (achats à terme) destinés à couvrir l'exercice d'options d'achats, la charge enregistrée par le compte de résultat est calculée sur la base de l'écart entre le prix d'exercice de l'option et le prix d'achat (réalisé ou à terme) de ces actions.

o) RÉSULTAT PAR ACTION

Le calcul du résultat net par action ordinaire est effectué en divisant le résultat net par :
- le nombre moyen d'actions ordinaires en circulation pendant la période (calcul du résultat de base par action) (note 28),
- le nombre moyen d'actions ordinaires en circulation au cours de l'exercice, majoré des émissions d'actions qui auraient pu avoir lieu après l'exercice de l'intégralité des titres convertibles émis (calcul du résultat dilué par action) (note 28).

p) CESSIONS DE CRÉANCES COMMERCIALES

Certaines sociétés du Groupe procèdent à des cessions de créances commerciales remplissant les critères d'éligibilité dans le cadre de programmes de titrisation mis en place par Aventis aux États-Unis d'Amérique, en Europe, au Brésil et au Japon.

Dans le cadre de ces programmes de titrisation, ces actifs sont transférés par les filiales d'Aventis aux banques sur une base mensuelle contre un paiement comptant représentant la différence entre le montant brut cédé et la garantie de bonne fin d'encaissement retenue par la banque. Cette garantie est variable (jusqu'à 20 %) et son pourcentage est calculé par les banques sur la base des performances historiques des créances.

Le Groupe enregistre en tant que cession les transferts d'actifs financiers dès lors que les actifs cédés sont hors d'atteinte du Groupe et de ses éventuels créanciers, qu'il n'existe aucune limitation quant à l'échange ou la mise en gage des actifs cédés par le cessionnaire et que le Groupe ne conserve plus aucun contrôle de nature contractuelle sur les actifs cédés.

q) UTILISATION D'ESTIMATIONS

La préparation des états financiers nécessite la détermination, par la Direction, de certaines hypothèses et estimations pour l'évaluation de certains actifs, passifs, produits, charges et engagements. Les données définitives peuvent différer de ces estimations et hypothèses.

r) CONSTATATION DES PRODUITS

Le Groupe constate les produits lorsque les critères suivants sont remplis :
- il existe une preuve manifeste d'un accord conformément aux pratiques commerciales et aux procédures habituelles du Groupe en matière d'enregistrement des opérations de vente,
- il y a eu livraison ou prestation de service et le client est entré en possession des produits vendus, il en assume les risques et peut en tirer profit,
- le prix proposé par le vendeur à l'acheteur est fixé ou peut être déterminé,
- le recouvrement est raisonnablement garanti.

Dans le cadre de son activité, le Groupe réalise certaines transactions ne relevant pas de la vente ordinaire de produits et qui génèrent des revenus.

Ces revenus sont comptabilisés à la rubrique « Autres revenues et charges nets » (voir note 20). Ces transactions comprennent des accords de licence ; de co-promotion ou de co-marketing.

Dans ce cadre, les revenus sont constatés à la livraison des produits et/ou réalisation des prestations de service en fonction de la durée des accords. Les royalties sont enregistrées conformément à la durée des contrats. Les produits perçus d'avance sont différés tant que demeure une obligation de prestation.

Les paiements dont l'étalement est fonction de l'atteinte de certains objectifs (milestone payment) sont évalués au cas par cas et enregistrés dans le compte de résultat lorsque les produits et/ou services concernés ont été livrés et/ou réalisés.

2. IMMOBILISATIONS INCORPORELLES

Les immobilisations incorporelles sont détaillées comme suit :

(en millions d'euros)

	31 décembre	
	2001	2000
Ecarts d'acquisition	16 900	16 575
Brevets et marques	2 525	2 950
Logiciels	618	458
Total valeur brute	**20 043**	**19 983**
Amortissements et dépréciation des écarts d'acquisition	(4 517)	(3 916)
Amortissements et dépréciation des brevets et marques	(942)	(1 008)
Amortissements des logiciels	(320)	(237)
Valeur nette	**14 264**	**14 822**

Au 31 décembre 2001, l'augmentation de la valeur brute des écarts d'acquisition résulte principalement de l'effet de change pour un montant de 517 millions d'euros. La diminution de la valeur brute des brevets et marques est essentiellement liée à la cession de la marque *Cardizem* à Biovail pour un montant de 358 millions d'euros. La rubrique « Brevets et marques » inclut un solde net de 67 millions d'euros relatif au rachat à la société Chugai des droits de distribution du *Taxotere* au Japon. Le paiement s'échelonnant sur une période de 10 ans à partir de 2002, le passif à plus d'un an correspondant s'élève à 63 millions d'euros et est présenté en note 16.

La rubrique « Brevets et marques » incluait au 31 décembre 2000 un solde net de 99 millions d'euros au titre de l'accord de transfert de technologie conclu en juillet 2000 avec Millennium. Cet accord de transfert de technologie incluait un paiement d'une somme de 200 millions d'USD étalé sur une période de 5 ans. Le complément d'actif est présenté en note 6. Le passif correspondant à plus d'un an s'élevait à 138 millions d'euros et le passif à court terme à 23 millions d'euros.

Les écarts d'acquisition nets se décomposent ainsi :

(en millions d'euros)

	31 décembre	
	2001	2000
Rhône-Poulenc Rorer Inc.	3 826	3 638
Marion Merrell Dow	3 244	3 365
Fisons	1 734	1 746
Roussel Uclaf	1 276	1 344
Groupe Mérieux (y compris Connaught)	740	759
Aventis Behring LLC	515	497
Revlon	144	140
PGS	137	165
Bottu S.A.	134	139
Proagro	37	39
Autres	596	827
Total	**12 383**	**12 659**

Au 31 décembre 2001, la diminution de la valeur nette des écarts d'acquisition résulte principalement de l'amortissement sur la période pour un montant de 650 millions d'euros, partiellement compensé par l'augmentation de valeur liée à l'effet de change pour un montant net de 407 millions d'euros.

Les dotations aux amortissements et dépréciations des immobilisations incorporelles ont été les suivantes :

(en millions d'euros)

	2001	2000	1999
Ecarts d'acquisition	650	752	414
Brevets et marques	186	239	266
Logiciels	119	97	72
Total	**955**	**1 088**	**752**

En 2000, une charge de 91 millions d'euros a été comptabilisée pour constater la perte de valeur de l'écart d'acquisition de Proagro, suite à la décision prise de ne plus considérer les « field seeds » comme un axe de développement stratégique.

En 1999, la valeur nette comptable de la partie de l'écart d'acquisition global de Rhône-Poulenc Rorer initialement liée au nom Rorer (172 millions d'euros) a été constatée en charges consécutivement à la création d'Aventis. Par ailleurs, des amortissements d'un montant de 86 millions d'euros ont été comptabilisés au titre des pertes de valeur de certaines marques pharmaceutiques non-stratégiques.

3. IMMOBILISATIONS CORPORELLES

Ces immobilisations sont détaillées comme suit :

(en millions d'euros)

AU 31 DÉCEMBRE 2001	France	Allemagne	Autre pays/régions	Total
Terrains	68	105	250	423
Constructions	1 057	354	1 686	3 097
Matériels et outillages	2 614	1 848	3 043	7 505
Immobilisations en cours	322	215	768	1 305
Total valeur brute	4 061	2 522	5 747	12 330
Amortissements (note 1c)	(2 540)	(1 507)	(2 543)	(6 590)
Valeur nette	1 521	1 015	3 204	5 740

AU 31 DÉCEMBRE 2000	France	Allemagne	Autre pays/régions	Total
Terrains	67	127	281	475
Constructions	1 019	507	1 840	3 366
Matériels et outillages	2 657	2 711	5 011	10 379
Immobilisations en cours	287	158	765	1 210
Total valeur brute	4 030	3 503	7 897	15 430
Amortissements (note 1c)	(2 395)	(2 089)	(3 448)	(7 932)
Valeur nette	1 635	1 414	4 449	7 498

Au 31 décembre 2001, la valeur nette comptable des immobilisations corporelles diminue principalement sous l'effet :

- de la cession de Messer qui aboutit à une diminution de 2 040 millions d'euros de la valeur nette comptable des immobilisations corporelles,
- de la dépréciation des actifs liés aux activités d'Aventis Animal Nutrition pour un montant de 110 millions d'euros,
- des acquisitions, qui s'élevaient au 31 décembre 2001 à 1 294 million d'euros, compensées par des cessions d'un montant net de 275 millions d'euros et des amortissements à hauteur de 823 millions d'euros.

En 2001, les acquisitions concernent principalement Aventis Pharma pour un montant de 1 161 million d'euros et comprennent les projets d'extension des sites de Recherche et Développement, la construction de nouveaux sites de production et divers investissements aux États-Unis d'Amérique pour 419 millions d'euros, des investissements en Allemagne essentiellement liés au *Lantus* et au *Ramipri* pour 192 millions d'euros et la rénovation de sites de production d'Aventis Pasteur en France et aux États-Unis d'Amérique pour un montant de 133 millions d'euros.

Les tableaux précédents incluent les montants suivants, relatifs aux biens détenus en crédit-bail :

(en millions d'euros)

	31 décembre	
	2001	2000
Terrains	4	3
Constructions	39	90
Matériels et outillages	82	333
Total valeur brute	125	426
Amortissements (note 1c)	(74)	(169)
Valeur nette	51	257

La diminution enregistrée est essentiellement due à la cession de Messer.

4. TITRES MIS EN ÉQUIVALENCE

Les éléments financiers caractéristiques des sociétés dont les titres sont mis en équivalence (note 1a), y compris les co-entreprises décrites ci-dessous, sont les suivants :

(en millions d'euros)

	31 décembre		
	2001	2000	1999
Chiffres d'affaires net	16 193	15 914	13 522
Actifs totaux	18 409	19 046	15 936
Résultats nets	264	581	405
Emprunts à long et moyen termes	4 751	5 738	4 402
Dividendes distribués dans l'année aux sociétés intégrées globalement	140	450	195

Suite à la cession du groupe Messer (voir note 1a), les investissements de ce groupe qui étaient auparavant enregistrés selon la méthode de la mise en équivalence ont été déconsolidés en date du 1er avril 2001.
Les principales modifications survenues en 2000 résultent essentiellement de l'acquisition par Rhodia d'Albright & Wilson en mars 2000 et de ChiRex Inc. en septembre 2000.

Les données financières pour l'exercice 1999 procèdent avant tout de :
- la comptabilisation de la participation résiduelle d'Aventis au sein de Rhodia (25,21 % en 2001 et 2000, 28,2 % en 1999) selon la méthode de la mise en équivalence depuis le 1er octobre 1999, suite à la cession d'environ 39 % en octobre 1999 et de 2 % en mai 2000 du capital de Rhodia (note 1a),
- les titres mis en équivalence provenant du groupe Hoechst (principalement Wacker, DyStar, et Dade Behring) suite à la création d'Aventis (15 décembre 1999),
- la consolidation par intégration globale au 31 décembre 1999 d'Aventis Behring LLC (antérieurement Centeon), co-entreprise détenue à 50/50 par Rhône-Poulenc et Hoechst (note 1a).

Les quotes-parts d'équivalence avant impôt incluses au compte de résultat s'analysent comme suit :

(en millions d'euros)

	31 décembre		
	2001	2000	1999
Aventis Pharma	214	163	176
Corporate	–	–	11
Autres activités	(129)	81	(1)
Total	85	244	186

A la date du 31 décembre 2001, l'investissement dans Dade Behring, auparavant comptabilisé dans Aventis Pharma, apparaît désormais dans la rubrique « Autres activités ». La participation dans Merial qui apparaissait à la rubrique « Agriculture » dans les états financiers 2000, a été transférée à la rubrique « Aventis Pharma ».

Les données historiques ont été retraitées afin de fournir des informations comparables.

Dans le secteur Aventis Pharma, les principales variations en 2001 et 2000 résultent principalement de la contribution de Merial.

L'évolution du secteur « Autres activités » s'explique majoritairement :
- en 2001, par les pertes de Rhodia et Dade Behring conjuguées à la diminution de la contribution positive de Wacker. Consécutivement à un pacte d'actionnaires datant de décembre 2000, Aventis est en effet en train de réduire sa participation dans Wacker,
- en 2000, par la contribution positive de Wacker (consolidé selon la méthode de la mise en équivalence depuis le 15 décembre 1999), partiellement compensée par les pertes de Dade Behring.

En 2001, Dade Behring n'a pas respecté certaines clauses prévues dans ses contrats de financement. En conséquence, la société, ses créanciers et actionnaires ont évalué la nécessité de restructurer ses fonds propres. En raison de l'issue incertaine des discussions en cours, Aventis a décidé de déprécier la totalité de la valeur comptable de cet investissement.

Les comptes consolidés comprennent certaines opérations commerciales réalisées entre le Groupe et les filiales non intégrées (sociétés mises en équivalence et sociétés apparentées). Les achats et les ventes entre le Groupe et les sociétés mises en équivalence constituent les plus significatives de ces opérations :

(en millions d'euros)

	2001	2000	1999
Ventes	316	235	227
Achats	120	93	155

Les sociétés mises en équivalence au 31 décembre 2001 comprennent les co-entreprises suivantes :

Nom	% de participation	Partenaire	Activité
Merial	50	Merck	Santé animale
Aventis Pasteur MSD	50	Merck	Vaccins
Diabel	50	Pfizer	Pharmacie
Chiron Behring	50	Chiron Corp. USA	Vaccins
MCM vaccine company	50	Merck	Vaccins

Le Groupe a cédé sa participation dans Teva Marion au cours du premier semestre 2001.

A la date du 31 décembre 2001, le Groupe détient 49 % de Wacker et ne comptabilise plus cet investissement comme une co-entreprise.

Les informations financières relatives à ces co-entreprises ne sont pas détaillées individuellement pour des raisons de confidentialité. Prises dans leur ensemble, elles sont les suivantes :

(en millions d'euros)

	31 décembre		
	2001	2000	1999
Chiffre d'affaires net	2 425	5 390	5 283
Résultat opérationnel	208	729	495
Résultat avant impôt	188	367	297
Actif circulant	1 241	2 494	2 602
Total de l'actif	1 993	5 398	5 103
Situation nette	778	1 258	1 755
Emprunts à long et moyen termes	169	995	996

Les informations financières de 1999 incluent les données relatives à DyStar qui n'est plus détenue qu'à 35 % depuis octobre 2000. Les informations financières de 2000 et 1999 incluent les données relatives à Wacker.

5. AUTRES TITRES DE PARTICIPATION

Les autres titres de participation se décomposent comme suit :

(en millions d'euros)

	31 décembre	
	2001	2000
Participations contrôlées majoritairement	285	550
Provisions pour dépréciation	(101)	(281)
Valeur nette des participations contrôlées majoritairement	184	269
Participations minoritaires supérieures à 20 %	76	130
Provisions pour dépréciation	(31)	(42)
Valeur nette des participations minoritaires supérieures à 20 %	45	88
Participations inférieures à 20 %	413	269
Provisions pour dépréciation	(37)	(9)
Valeur nette des participations inférieures à 20 %	376	260
Total valeur nette	605	617

En 2001, la diminution de la valeur des investissements dans les participations contrôlées majoritairement résulte principalement de la cession du groupe Messer pour un montant net de 65 millions d'euros. Au 31 décembre 2001, cette rubrique comprend essentiellement la société holding du Groupe en Chine et ses investissements dans des co-entreprises chinoises pour un montant de 96 millions d'euros.

L'augmentation de la valeur nette des investissements dans les participations minoritaires inférieures à 20 % résulte principalement de l'acquisition d'une participation complémentaire dans

Millennium Pharmaceuticals (Millennium) à hauteur de 112 millions d'euros (100 millions d'USD).

Au 31 décembre 2001, les actions détenues dans Millennium représentent un montant de 284 millions d'euros (250 millions d'USD), (161 millions d'euros (150 millions d'USD) au 31 décembre 2000), soit un montant moyen de 55 USD par action au 31 décembre 2001 (60 USD au 31 décembre 2000). Cet investissement représente une participation d'environ 2 % dans Millennium.

Cet investissement a été réalisé en 3 étapes (décembre 2000, janvier 2001 et juillet 2001). Il fait partie d'une série d'accords conclus avec Millennium, à savoir, un accord d'investissement, un accord de recherche et développement, et un accord de transfert de technologie. Les titres acquis demeurent bloqués jusqu'en juin 2002.

Le Groupe considère cet investissement comme un investissement stratégique visant à établir un partenariat à long terme avec Millennium. Aventis a estimé que l'utilisation de l'approche de la valeur d'usage devait être envisagée pour évaluer cet investissement et a donc revu la situation financière de Millennium ainsi le déroulement des projets de recherche et développement de la société. Le modèle de la valeur d'usage appliqué prend en compte, entre autres, les aspects stratégiques, les bénéfices économiques dérivés, l'intention et la capacité de détention à long terme ainsi que la période de restriction.

Sur la base des informations actuellement disponibles, le Groupe a estimé que l'investissement dans Millennium ne nécessitait pas d'enregistrer de dépréciation au 31 décembre 2001. En vertu des principes comptables américains (FAS 115), l'évaluation des investissements de cette nature doit être basée sur le cours du titre à la date d'arrêté (voir note 34).

Les titres de participation non cotés, sont comptabilisés à leur coût d'acquisition, après application de la règle d'évaluation du plus bas entre le prix d'acquisition et la valeur nette de réalisation. Aux 31 décembre 2001 et 2000, le Groupe a évalué la valeur nette des « Autres titres de participation » non cotés en se basant sur le total bilan, la situation nette, le résultat net et autres éléments d'appréciation des sociétés concernées.

6. CHARGES À RÉPARTIR ET AUTRES VALEURS IMMOBILISÉES

Au 31 décembre 2001, les charges à répartir et autres valeurs immobilisées s'analysent, en valeur nette, de la manière suivante :

(en millions d'euros)

	31 décembre	
	2001	2000
Créances à long terme	353	120
Impôts différés actifs long terme (note 24)	2 008	1 557
Charges à répartir sur engagements de retraite (note 14)	455	175
Excédents versés sur engagements de retraite (note 14)	248	204
Autres charges à répartir et valeurs immobilisées	513	473
Valeur nette	3 577	2 529

L'augmentation des créances à long terme est essentiellement due à la comptabilisation d'un paiement différé de 230 millions d'euros relative à la cession du groupe Messer.

L'augmentation des impôts différés actifs long terme est principalement liée à l'apparition de nouvelles différences temporaires au cours de l'exercice.

Au 31 décembre 2001, les « Autres charges à répartir et valeurs immobilisées » concernent principalement des droits acquis faisant l'objet d'un paiement échelonné pour un montant de 204 millions d'euros. Ces versements sont réalisés dans le cadre d'accords de collaboration conclus avec d'autres sociétés pharmaceutiques ou de recherche, et se rapportent à l'acquisition d'immobilisations incorporelles.

Au 31 décembre 2000, les « Autres charges à répartir et valeurs immobilisées » représentaient essentiellement des estimations à juste valeur d'instruments de couverture liés à des plans d'options indexés sur le cours de l'action, et l'accord de transfert de technologie conclu avec Millennium pour 62 millions euros.

7. VALEURS D'EXPLOITATION

Aux 31 décembre 2001 et 2000, après élimination des profits entre les sociétés consolidées, les valeurs d'exploitation se décomposent comme suit :

(en millions d'euros)

	31 décembre	
	2001	2000
Matières premières et fournitures industrielles	1 194	1 215
Produits en cours	1 657	1 471
Produits finis	1 503	1 743
Provisions pour dépréciation	(295)	(311)
Valeur nette	4 059	4 118

(en millions d'euros)

	31 décembre	
	2001	2000
Aventis Pharma	2 836	2 649
Aventis CropScience	1 145	1 296
Autres activités	78	173
Valeur nette	4 059	4 118

Une nouvelle application destinée à évaluer les marges inter-société dans les stocks a été mise en service dans le Groupe en 2001 – l'impact du changement d'estimation résultant de cette mise en place représente un profit d'environ 50 millions d'euros après effet d'impôt.

Etant donné les diverses activités du Groupe, certains produits vendus à l'extérieur et au sein du Groupe peuvent être considérés, selon le cas, comme matières premières, produits en cours ou produits finis.

8. CLIENTS ET EFFETS À RECEVOIR

(en millions d'euros)

	31 décembre	
	2001	2000
Clients et effets en portefeuille	3 861	3 844
Provisions pour créances douteuses	(339)	(375)
Valeur nette	3 522	3 469

Certaines sociétés du Groupe procèdent à des cessions de créances commerciales dans le cadre de programmes de titrisation mis en place par Aventis aux États-Unis d'Amérique, en Europe, au Brésil et au Japon. Les créances cédées dans le cadre de ces programmes s'élèvent à 5 075 millions d'euros pour l'année 2001 (4 614 millions d'euros pour l'exercice 2000). Le montant des créances cédées et non recouvrées par les cessionnaires atteint 1 398 millions d'euros au 31 décembre 2001 (1 354 millions d'euros au 31 décembre 2000). Dans le cadre de ces programmes de titrisation, ces actifs sont transférés par les filiales d'Aventis aux banques sur une base mensuelle contre un paiement comptant représentant la différence entre le montant brut cédé et la garantie de bonne fin d'encaissement retenue par la banque. Cette garantie est variable (jusqu'à 20 %) et son pourcentage est calculé par les banques sur la base des performances historiques des créances (note 25).

9. AUTRES DÉBITEURS

(en millions d'euros)

	31 décembre	
	2001	2000
Etat et collectivités	743	1 305
Charges constatées d'avance et intérêts courus	331	306
Prêts à moins d'un an et partie à moins d'un an des prêts à long terme	70	83
Indemnités d'assurance à recevoir	228	132
Instruments financiers en juste valeur (note 25 f)	194	498
Impôts différés	1 080	1 600
Produits à recevoir	972	1 075
Autres	71	147
Total	3 689	5 146

Au 31 décembre 2001, la diminution des gains latents sur instruments financiers est essentiellement liée aux fluctuations des taux de change entre l'USD et l'euro et à la baisse des taux d'intérêts sur la période. Les principaux « Produits à recevoir » proviennent de la cession de droits sur des produits et des royalties pour un montant de 168 millions d'euros, et de la cession de créances relatives à des activités non-commerciales pour 180 millions d'euros.

Au 31 décembre 2000, la ligne « Etat et collectivités » comprenait une créance fiscale allemande d'un montant de 400 millions d'euros payé en 2001.

10. CAPITAUX PROPRES ET AUTRES FONDS PROPRES NON AMORTISSABLES

a) Capital social

Au 31 décembre 2001, le capital social est divisé en 795 621 603 actions ordinaires (785 879 483 au 31 décembre 2000 et 779 815 716 au 31 décembre 1999).

En 2001, Aventis a émis 886 514 actions ordinaires (1 117 812 en 2000, 2 047 798 en 1999) représentant une augmentation de capital de 3 millions d'euros (4 millions d'euros en 2000, 8 millions d'euros en 1999) assortie d'une prime d'émission de 17 millions d'euros (24 millions d'euros en 2000, 30 millions d'euros en 1999), suite à l'exercice d'options de souscription d'actions.

En 2001, Aventis a émis 8 855 606 actions ordinaires représentant une augmentation de capital de 34 millions d'euros assortie d'une prime d'émission de 375 millions d'euros, suite à l'exercice de 26 566 818 bons de souscription d'actions. Au cours du quatrième trimestre 1997, Aventis a procédé à l'émission de 26 615 970 actions avec bons de souscription d'actions, pour un montant total net de 1 067 million d'euros, soit une augmentation de capital de 101 millions d'euros assortie d'une prime d'émission de 966 millions d'euros comprenant, entre autres, les bons de souscription d'actions sans valeur nominale (931 millions d'euros après imputation des frais d'émission). Trois de ces bons de souscription donnent droit à l'achat d'une action ordinaire à un prix d'exercice de 46,19 euros par action ordinaire. Les bons de souscription ont expiré le 5 novembre 2001. Au cours de l'année 2001, 8 855 606 actions ordinaires ont été émises suite à l'exercice de 26 566 818 bons de souscription et 37 170 bons non exercés ont été annulés. En 2000, l'exercice de 7 197 bons a entraîné l'émission de 2 399 actions ordinaires. En 1999, 1 007 actions ordinaires ont été émises suite à l'exercice de 3 021 bons. Au 31 décembre 2001, il ne subsiste plus de bons de souscription en circulation.

Au 31 décembre 2001, le Groupe détient 1 901 626 de ses propres actions (211 043 au 31 décembre 2000 ; 537 891 au 31 décembre 1999) dont 1 801 787 sont enregistrées en diminution des capitaux propres et 99 839 sont comptabilisées comme titres de placement.

En 2000, Aventis a émis des actions réservées exclusivement aux salariés du Groupe. 4 943 556 nouvelles actions ordinaires ont ainsi été créées au total en 2000 représentant une augmentation de capital de 19 millions d'euros assortie d'une prime de 320 millions d'euros en 2000. En 2001 et 1999, aucune augmentation de capital réservée au personnel du Groupe n'a eu lieu.

En 1999, Aventis (anciennement Rhône-Poulenc S.A.) a procédé à une offre publique d'échange sur l'ensemble des actions de la société Hoechst AG (à l'exception de celles déjà détenues par cette dernière et de celles détenues par Gallus) contre des actions Aventis d'une valeur nominale de 3,82 euros, avec une parité d'échange de 1 action Aventis pour 1,333 action Hoechst AG apportées à l'échange. A l'issue de cette offre publique d'échange, Aventis a émis 297 829 573 actions ordinaires, représentant une augmentation de capital d'un montant de 1 138 millions d'euros et une prime d'émission de 12 360 millions d'euros (12 350 millions d'euros après imputation des frais d'émission).

En 1999, Petrochemicals Resources Holding BV a apporté ses actions Gallus à Aventis. En rémunération de cet apport, Aventis a émis 108 027 006 actions ordinaires, représentant une augmentation de capital de 412 millions d'euros et une prime d'émission de 4 483 millions d'euros.

En décembre 1999, les actions Aventis ont été converties en euros, avec une valeur nominale arrondie à 3,82 euros. La différence entre leur valeur d'origine et leur valeur convertie, représentant un montant total de 3 millions d'euros, a été portée en capital social par prélèvement sur les primes d'émission.

En 1999, Aventis a annulé les droits de vote double. Au 31 décembre 2001, le nombre total de droits de vote existants s'élève à 793 719 977.

b) Titres subordonnés à durée indéterminée 1986

En décembre 1986, Aventis a émis des titres subordonnés à durée indéterminée pour un montant de 300 millions de USD (304 millions d'euros).

Les porteurs de ces titres ont droit à une rémunération périodique sous forme d'intérêts à un taux légèrement supérieur au LIBOR et indexé sur ce dernier. Cependant, si Aventis devait déterminer à un moment quelconque que le décaissement des intérêts à payer rendait difficile sa situation financière, elle pourrait satisfaire à son obligation de paiement par l'émission de billets d'un nominal correspondant à l'intérêt dû. Ces billets n'ont pas de date de remboursement spécifiée. Ils sont émis à des conditions similaires à celle des titres, mais à un taux supérieur.

Les titres n'ont pas de date de remboursement prévue. Leurs porteurs n'ont droit à aucun remboursement sauf en cas de redressement judiciaire ou de liquidation de la Société. Dans ces circonstances, l'exercice par les porteurs des titres et des billets de leurs droits à remboursement est subordonné au paiement de tous les autres créanciers de la Société, y compris la rémunération due aux porteurs des titres participatifs, mais à l'exclusion des créances de tout porteur de titres pour lesquels il est spécifié que les droits à remboursement bénéficient de la clause *pari passu* ou sont de rang inférieur aux titres subordonnés à durée indéterminée 1986.

En 2000, 1993 et 1992, le Groupe a racheté certains des titres subordonnés à durée indéterminée 1986. Après cette opération, le montant des titres en circulation était de 194 millions de USD au 31 décembre 2001 et 2000 (197 millions d'euros et de 206 millions de USD au 31 décembre 1999 (209 millions d'euros).

La rémunération des titres subordonnés à durée indéterminée 1986 pour les périodes semestrielles (taux annuel appliqué sur une période de six mois) a été la suivante :

2001		2000		1999	
Décembre	Juin	Décembre	Juin	Décembre	Juin
4,615 %	7,20188 %	7,78625 %	7,01375 %	6,2175 %	5,93688 %

c) Titres subordonnés à durée indéterminée 1991
En juillet 1991, Aventis a émis 460 000 titres subordonnés à durée indéterminée d'une valeur nominale de 5 000 francs français (762,25 euros) pour un produit net d'émission de 343 millions d'euros. Aventis disposait du droit de rembourser tout ou partie de ces titres tous les 8 ans. Le 15 juillet 1999, l'ensemble des titres subordonnés à durée indéterminée 1991 ont été remboursés à leur valeur nominale (351 millions d'euros).

d) Titres subordonnés à durée indéterminée 1993
En juin 1993, Aventis a émis 370 millions de USD (319 millions d'euros) de titres subordonnés à durée indéterminée. En 1998, Aventis a procédé à un rachat partiel de ces titres pour un montant de 15 millions de USD, soit 13 millions d'euros. Au 31 décembre 2001, le montant de ces titres est de 355 millions de USD, soit 306 millions d'euros.

Les porteurs de ces titres ont droit à une rémunération semestrielle sous forme d'intérêts à un taux équivalant au LIBOR plus marge. Pour les dix premières années, la marge était fixée à 1,15 %. En 1998, Aventis a renégocié la rémunération de ces titres. Pour les périodes comprises entre décembre 1997 et décembre 2000, cette marge était fixée à 0,65 % par an. Pour les périodes ultérieures à décembre 2000, la marge est fixée par adjudication avec des plafonds prédéfinis par périodes de trois ans. Pour les périodes d'intérêts comprises entre décembre 2000 et décembre 2003, la marge a été fixée à 0,90 % par an.

Aventis peut décider de suspendre toute rémunération en l'absence de bénéfice distribuable et de bénéfice net consolidé. Cette rémunération serait alors différée et porterait intérêt au taux défini ci-dessus majoré de 4 % (uniquement pour les dix premières années). Cette rémunération fait l'objet d'une couverture spécifique.

Ces titres n'ont pas de date de remboursement prévue. Leurs porteurs n'ont droit à aucun remboursement sauf en cas de liquidation d'Aventis ou de la fusion d'Aventis avec une autre société, si la société résultant de cette fusion a des capitaux propres inférieurs à ceux d'Aventis avant la date de la fusion, ou si elle est établie dans un pays autre qu'un pays membre de l'Union européenne ou que les États-Unis d'Amérique.

En cas de liquidation d'Aventis, le remboursement des créances des porteurs de titres (montant principal et intérêts) sera subordonné au paiement intégral de tous les autres créanciers d'Aventis, y compris les créances correspondant à des intérêts dus sur les titres participatifs (autres que les titres participatifs Série « A ») émis par Aventis, mais à l'exclusion des créances des porteurs de tout titre subordonné n'ayant pas de date de remboursement spécifiée, des créances relatives au principal des titres participatifs émis par Aventis et des créances dont les droits à remboursement bénéficient de la clause *pari passu* ou sont de rang inférieur aux titres subordonnés à durée indéterminée 1993.

e) Titres préférentiels Série « A » 1993
Le 7 juillet 1993, Rhône-Poulenc Overseas Limited, filiale à 100 % d'Aventis, a émis des titres préférentiels Série « A » garantis par Aventis pour un montant total de 402,5 millions de USD (352 millions d'euros).

Les porteurs de ces titres ont droit à une rémunération préférentielle et cumulative de $8^{1/8}$ %, payable trimestriellement. Le Groupe peut décider de suspendre tout paiement de la rémunération en l'absence de bénéfice distribuable d'Aventis. Cette rémunération fait l'objet d'une couverture de change.

Ces titres n'ont pas de date de remboursement prévue. Leurs porteurs n'ont droit à aucun remboursement sauf en cas de liquidation de la Société émettrice ou d'Aventis. En cas de liquidation de la Société émettrice, les porteurs ont droit à un montant de 25 USD par titre majoré des dividendes non encore payés. Si, dans le même laps de temps, Aventis se trouve également en liquidation, l'exercice par les porteurs des titres de leurs droits à remboursement est subordonné au paiement intégral de tous les autres créanciers d'Aventis, y compris la rémunération due aux porteurs des titres participatifs, mais à l'exclusion des créances de tout porteur de titres pour lesquels il est spécifié que les droits à remboursement bénéficient de la clause *pari passu* ou sont de rang inférieur aux titres préférentiels Série « A » 1993.

f) Titres participatifs Série « A »

En novembre 1989, Aventis a émis sur le marché international 4 025 000 titres participatifs Série « A » (« TPSA »), au prix de 70,89 euros par titre, auxquels étaient rattachés 16 100 000 warrants qui donnaient droit, jusqu'au 31 décembre 1992, à la souscription de TPSA supplémentaires au prix de 81,56 euros (quatre warrants pour un nouveau TPSA) et qui étaient transférables séparément une fois émis. Le produit net de l'émission s'est élevé à 261 millions d'euros.

En 1992, 2 819 724 warrants ont été exercés, entraînant l'émission de 704 931 TPSA, dont 535 900 pour le Groupe. Suite à ces opérations, la valeur nominale des TPSA a augmenté de 50 millions d'euros dont 38 millions d'euros détenus par le Groupe, et les réserves ont diminué de 2 millions d'euros.

Suite à l'offre publique d'échange lancée lors de l'opération de privatisation en 1993, 4 659 714 titres participatifs de Série « A » ont été échangés contre de nouvelles actions ordinaires. Au 31 décembre 2001, 3 621 titres participatifs de Série « A » restaient en circulation à la suite de rachats complémentaires (4 775 au 31 décembre 2000 et 4 885 au 31 décembre 1999).

Les TPSA n'ont pas de droit de vote, ne sont pas remboursables et ne peuvent être librement échangés. Leurs porteurs ont droit à une rémunération annuelle payable au 15 août de chaque année. La rémunération annuelle comprend une partie fixe (1,1 euros par TPSA) et une partie variable égale à 600 % du montant le plus élevé de la distribution de dividende pour une action ordinaire décidée par l'Assemblée Générale des actionnaires ou du montant calculé suivant une formule prenant en compte la variation du chiffre d'affaires consolidé et du résultat net consolidé.

Le montant total de la rémunération annuelle est versé si le résultat annuel net disponible revenant aux actionnaires d'Aventis après rémunération est supérieur à 0,2 million d'euros. La partie fixe de la rémunération annuelle est cumulative, tandis que la partie variable ne l'est pas.

g) Titres participatifs 1983

Dans le cadre de la loi du 3 janvier 1983, Aventis a émis des titres participatifs pour un montant total de 94 millions d'euros. Les 620 000 titres, émis au prix de 152,45 euros par titre, ne sont pas remboursables sauf en cas de liquidation d'Aventis ou de non prorogation de la Société au-delà du 17 juillet 2030 : les titres participatifs seraient alors remboursés au pair.
La société Aventis s'est toutefois réservé la possibilité de les rembourser à son initiative entre la douzième et la vingtième année à des prix allant de 457,35 euros (1er octobre 1995) à 762,25 euros (1er octobre 2003).
En 1988, 1987 et 1986, certains porteurs de bons de souscription d'emprunts obligataires ont exercé leurs droits de souscription pour respectivement 161 308, 82 891 et 129 684 titres participatifs. En conséquence, les titres participatifs figurent au bilan pour 152 millions d'euros au 31 décembre 1997.

En 1998, Aventis a procédé à une offre publique d'échange de ces titres contre des actions ordinaires « A » à émettre, à raison de 11 actions pour un titre participatif. Dans le cadre de cette opération, 847 205 titres ont été échangés contre des actions ordinaires. En outre, Aventis a racheté 26 150 titres participatifs pour un montant de 11 millions d'euros en 1998 et 5 000 pour un montant de 2 millions d'euros en 2001. Au 31 décembre 2001, 146 678 de ces titres figurent toujours au bilan pour un total de 22 millions d'euros.

La rémunération annuelle est payable le 1er octobre de chaque année. Elle est calculée à un taux minimal de 10 %, composé d'une partie fixe de 7 % et d'une partie variable de 3 % indexée sur l'évolution du chiffre d'affaires hors taxes consolidé, éventuellement corrigée, si nécessaire, dans les conditions précisées dans la note d'information visée par la Commission des Opérations de Bourse le 7 juin 1983. Les taux des rémunérations servies sur les coupons payés les 1er octobre 2001, 2000 et 1999, étaient respectivement de 13,3 %, 12,5 % et 12,4 %.

h) Primes d'émission, de fusion, d'apport

Les primes d'émission représentent la différence entre la valeur nominale des titres émis et le montant des apports extérieurs au Groupe, reçus en numéraire ou en nature par Aventis au moment de l'émission.

i) Réserves

Les différents éléments constituant les réserves consolidées sont les suivants :

(en millions d'euros)

	31 décembre	
	2001	2000
Réserves distribuables d'Aventis	1 719	1 634
Autres réserves	(922)	(1 625)
Autres primes	459	466
Effet de l'application de la méthode dérogatoire sur les réserves du Groupe (note 1a)	(14 789)	(14 849)
Total	(13 533)	(14 374)

Les réserves consolidées comprennent le résultat de l'exercice en cours revenant au Groupe, après rémunérations prioritaires et avant distribution de dividendes. Les réserves et les provisions spéciales de réévaluation ont été éliminées des montants ci-dessus.

Conformément aux décisions prises et annoncées en décembre 1999, le Groupe a finalisé au cours de l'exercice 2000 l'opération de rapprochement avec le groupe Hoechst. Le Groupe a ainsi enregistré sur l'exercice 2000 :

- l'acquisition d'une partie des titres Hoechst non apportés à l'offre publique d'échange,
- l'acquisition de la participation minoritaire de Schering dans AgrEvo rémunérée par l'émission de nouvelles actions Aventis CropScience.

De plus certains actifs provenant du groupe Hoechst et identifiés lors du rapprochement comme non stratégiques et non liées à l'exploitation du Groupe ont été cédés au 31 décembre 2000 (société HiServ et division Cutting et Welding du groupe Messer) et en 2001 (Messer).

Conformément à la méthode dérogatoire prévue par le reglement CRC 99-02 (voir note 1a) les gains latents relatifs aux actifs cédés et tels qu'évalués à la date d'acquisition ont été imputé sur les réserves.
La variation de ces résultats de cession depuis la date d'acquisition est portée au compte de résultat.

L'enregistrement de ces transactions s'est ainsi traduit par une augmentation des réserves d'Aventis pour un montant de 60 millions d'euros, principalement attribuable à la cession de Messer (diminution de 92 millions d'euros en 2000).
L'application de cette méthode a eu les effets suivants sur les réserves consolidées et autres primes du Groupe :

Augmentation (diminution) des réserves consolidées et autres primes	(en millions d'euros)
Augmentation de capital social rémunérant l'offre publique et l'apport Gallus	1 550
Primes d'émission Aventis résultant de l'opération	16 843
Frais d'acquisition nets d'impôts	80
Coût d'acquisition des actions Hoechst	**18 473**
Moins actif net consolidé de Hoechst au 15 décembre 1999 (96,75 %)	(3 109)
Ecart entre le coût d'acquisition et la valeur comptable	**15 364**
Reconstitution de la réserve de conversion Hoechst	(607)
Effets de l'application de la méthode dérogatoire sur les réserves d'Aventis au 31 décembre 1999	**14 757**
Effets de l'application de la méthode dérogatoire sur les réserves d'Aventis au titre de l'exercice 2000	92
Effets de l'application de la méthode dérogatoire sur les réserves d'Aventis au 31 décembre 2000	**14 849**
Effets de l'application de la méthode dérogatoire sur les réserves d'Aventis au titre de l'exercice 2001	(60)
Effets de l'application de la méthode dérogatoire sur les réserves d'Aventis au 31 décembre 2001	**14 789**

11. TITRES PRIVILÉGIÉS AMORTISSABLES

En juillet 1988, Rhône-Poulenc Equity Finance BV (filiale à 100 % d'Aventis) a émis au pair, lors d'un placement privé, des titres d'un nominal de 1 200 millions de USD, pour lesquels le produit de l'émission s'est élevé à 891 millions de USD (hors frais d'émission de 18 millions de USD). Ces titres, garantis par Aventis, n'ont pas de date d'échéance ou de remboursement, et le Groupe n'a aucune obligation de rembourser les titres, excepté dans les circonstances limitées décrites ci-dessous.

Pour les quinze premières années, des paiements périodiques sous forme d'intérêts sont effectués à un taux légèrement supérieur au LIBOR appliqué au montant nominal des titres. Par la suite, et à perpétuité, les porteurs de titres auront droit à des paiements périodiques à un taux symbolique.

Si, à un moment quelconque, le Groupe déterminait que le décaissement des intérêts à payer rendait difficile sa situation financière, l'obligation de paiement périodique serait satisfaite par l'émission de titres d'un nominal correspondant au montant des intérêts dûs. Ces titres n'auraient pas non plus de date de remboursement spécifiée et seraient émis à des conditions identiques à celles des titres en principal, mais à un taux supérieur.

En cas de redressement judiciaire ou de liquidation de la société, l'exercice, par les porteurs des titres, de leurs droits à remboursement, est subordonné au paiement intégral de tous les créanciers de la société, à l'exclusion cependant des créances des porteurs des titres perpétuels subordonnés et de tout porteur de titres de même rang ou de rang inférieur aux titres privilégiés amortissables.

S'il survenait un paiement de dividende ou de toute autre rémunération à d'autres porteurs de titres du Groupe (à l'exception des porteurs de titres participatifs) alors que des titres d'intérêts sont en circulation, ces titres d'intérêts devraient être remboursés dans un délai de soixante jours, faute de quoi tous les titres existants deviendraient remboursables et exigibles.

Lors de l'émission de ces titres, un fonds indépendant a été mis en place. Ce fonds, qui est légalement protégé d'une prise de contrôle par le Groupe, a investi dans des titres à coupon zéro. A la fin d'une période de quinze ans, les détenteurs de titres auront la possibilité d'échanger leurs valeurs contre les actifs du fonds.

Le Groupe aura le droit, mais pas l'obligation, d'acheter au fonds ces titres dont la valeur de marché sera proche de zéro.

Le Groupe estime que les titres ont des caractéristiques qui les rendent assimilables à des capitaux propres temporaires. Cependant, pour respecter les règles généralement admises aux États-Unis d'Amérique de ne présenter en capitaux propres que les fonds mis définitivement à la disposition de la société, le Groupe a classé le produit de l'émission en dehors des capitaux propres et autres fonds propres non amortissables sous l'intitulé « Titres privilégiés amortissables ».

Les paiements effectués en 2001 s'élèvent à 8,20 % pour le premier semestre et à 6,69 % pour le second semestre de l'année calculés sur le principal (respectivement 6,97 % et 7,50 % en 2000). Comme indiqué en note 1k, les paiements semestriels indexés sur le LIBOR ont fait l'objet d'une couverture de taux, et la rémunération prioritaire fait l'objet d'une couverture de change spécifique. Quant au principal de l'émission lui-même, il est inclus dans la position globale de change du Groupe. De ce fait, les profits ou pertes de conversion constatés à chaque clôture sur le principal (2001 : perte de 13 millions d'euros, 2000 : perte de 23 millions d'euros, 1999 : perte de 49 millions d'euros) sont compensés en résultat par des gains ou pertes de change sur les instruments de couverture des risques de change.

L'amortissement de la valeur des titres privilégiés enregistrée au bilan se présente ainsi :

	En millions de USD	En millions d'euros convertis au cours de fin d'exercice
2002	83	94
2003	94	106
Total	177	200

Après couvertures de change et de taux, la valeur de marché des titres privilégiés amortissables s'établit à 223 millions d'euros au 31 décembre 2001 (233 millions d'euros au 31 décembre 2000).

12. INTÉRÊTS MINORITAIRES

Les intérêts minoritaires dans les sociétés consolidées se décomposent comme suit :

(en millions d'euros)

	31 décembre	
	2001	2000
Intérêts minoritaires de porteurs d'actions ordinaires :		
Hoechst AG	48	58
Aventis CropScience	462	358
Messer	–	246
Hoechst Marion Roussel	53	41
InfraServ Marburg	12	12
Filiales de Rhône-Poulenc Rorer Inc.	13	31
Autres	42	14
Intérêts minoritaires de porteurs d'actions privilégiées :		
Aventis CropScience Inc.	170	161
Rhône-Poulenc Rorer Inc.	113	108
Total	913	1 029

La diminution intervenue entre 2000 et 2001 est principalement liée à la cession de Messer, et est partiellement compensée par l'impact sur les intérêts minoritaires d'Aventis CropScience de l'augmentation de capital réalisée par Shionogi à la fin de l'année 2001.

Les intérêts minoritaires des porteurs d'actions privilégiées concernent :

- Trois filiales américaines détenues à 100 % ayant émis des actions privilégiées, souscrites par des tiers et garanties par Aventis, pour un montant total de 150 millions de USD. Ces actions privilégiées n'ont pas de droit de vote et bénéficient d'un dividende prioritaire cumulatif dont le taux dépend du taux du billet de trésorerie classé AA. Ces actions sont remboursables au gré des sociétés émettrices, et doivent obligatoirement l'être si certaines clauses de ratio de couverture des actifs ne sont pas respectées. Ces actions étant remboursables au pair à tout moment, la valeur de marché est sensiblement la même que la valeur historique comptable.
- En juillet 1993, Rhône-Poulenc Rorer Inc. a émis 175 millions de USD d'actions préférentielles sans droit de vote avec dividendes préférentiels. Ces actions préférentielles ont été émises en trois tranches de 75, 50 et 50 millions de USD dont les dividendes sont fixés respectivement au taux de 4,7 % pendant 2 ans, 5,125 % pendant 3 ans et 5,840 % pendant 5 ans. Au-delà de ces périodes, les porteurs de ces actions privilégiées ont droit à un dividende prioritaire cumulatif, dont le taux fixé au cours d'enchères par référence au taux du billet de trésorerie classé AA, reflète la notation de la Société. Les porteurs des actions peuvent obtenir des droits de vote en cas de non-paiement des dividendes et ont des droits particuliers en cas de liquidation de Rhône-Poulenc Rorer Inc. En 1997, le Groupe a racheté 75 millions de USD de ces titres.

13. QUOTE-PART DE PARTENARIAT À REMBOURSER

Le 28 juin 2001, un investisseur financier a versé un montant de 250 millions de USD (284 millions d'euros) pour acquérir des titres privilégiés émis par la société Carderm Capital LP (« Carderm ») qui détient certains actifs d'Aventis Pharma. Ces titres privilégiés représentent des intérêts financiers de 36,7 % dans Carderm et donnent droit à une rémunération prioritaire. Le Groupe Aventis en est l'actionnaire principal. Il en détient 63,3 % et en contrôle la gestion.

A compter du 10 mars 2007, Aventis aura, à l'initiative du porteur des titres privilégiés et dans certaines conditions, la possibilité de racheter ces titres. Ces titres privilégiés sont présentés sous la rubrique « Quote-part de partenariat à rembourser » dans les états financiers consolidés du Groupe au 31 décembre 2001.

14. PROVISION POUR ENGAGEMENT DE RETRAITES ET ASSIMILÉS

Les sociétés consolidées ont un nombre important de plans de retraite à prestations définies qui couvrent une majorité de salariés du Groupe.

Les caractéristiques spécifiques de ces plans (formules de prestations, politique d'investissement dans les fonds et actifs détenus) varient en fonction des lois et des réglementations applicables dans chaque pays où travaillent les salariés. Les plans à prestations définies concernant les salariés en France ne font pas l'objet d'investissements dans un fonds, excepté pour les sociétés Aventis Pasteur Sérums et Vaccins et Aventis Pharma S.A.

Une évaluation actuarielle des engagements a été effectuée aux 31 décembre 2001 et 2000. Ces calculs intègrent :
- des probabilités de maintien dans le Groupe du personnel actif, des probabilités de mortalité et des hypothèses d'évolution des salaires,
- une hypothèse de départ à la retraite variant entre 60 et 65 ans pour le personnel des sociétés françaises, et de 60 ans pour le personnel des sociétés allemandes. Les hypothèses de départ à la retraite pour le personnel des sociétés étrangères tiennent compte des contextes économiques et démographiques locaux,
- des taux d'actualisation permettant de déterminer la valeur actuelle des engagements. Le taux d'actualisation était de 5,5 % au 31 décembre 2001 et de 6,0 % au 31 décembre 2000 pour les sociétés françaises ; dans le cas des sociétés allemandes, il était de 6,0 % aux 31 décembre 2001 et 2000 ; pour les sociétés étrangères, il était compris entre 6,25 % et 7,0 % au 31 décembre 2001 et entre 2,8 % et 7,75 % au 31 décembre 2000,
- une hypothèse de rentabilité à long terme pour les fonds investis en garantie des plans de retraite. Cette hypothèse de rentabilité des fonds variait selon les sociétés de 3,0 % à 9,5 % au 31 décembre 2001 et de 1,88 % à 13,0 % au 31 décembre 2000.

Le Groupe a transféré à une compagnie d'assurance de façon irrévocable les droits acquis en France par les retraités et préretraités de la plupart des sociétés françaises anciennement filiales de Rhône-Poulenc avant le 1er octobre 1988. Suite à ce transfert, la valeur actuelle des engagements futurs des sociétés françaises comprend :
- pour les actifs, les engagements relatifs aux droits non définitivement acquis en matière de retraite complémentaire et d'indemnités de mise à la retraite,
- pour les retraités et préretraités concernés par le transfert des droits mentionnés ci-dessus, depuis le 1er octobre 1988, les engagements consécutifs aux droits définitivement acquis uniquement en matière d'allocations complémentaires et de prévoyance,
- pour les retraités et préretraités non concernés par le transfert des droits mentionnés ci-dessus, les engagements consécutifs aux droits définitivement acquis uniquement en matière d'allocations complémentaires et de prévoyance.

Pour les filiales françaises, les engagements évalués sur la base des salaires actuels s'élèvent à 707 millions d'euros au 31 décembre 2001 (556 millions d'euros au 31 décembre 2000). La prise en compte des estimations des augmentations de salaires accroît les engagements de 107 millions d'euros au 31 décembre 2001 (107 millions d'euros au 31 décembre 2000).

Pour les sociétés allemandes, les engagements évalués sur la base des salaires actuels s'élèvent à 2 481 millions d'euros au 31 décembre 2001 (2 530 millions d'euros au 31 décembre 2000). La prise en compte des estimations des augmentations de salaires accroît les engagements de 36 millions d'euros au 31 décembre 2001 (15 millions d'euros au 31 décembre 2000).

Pour les sociétés étrangères, ces engagements évalués sur la base des salaires actuels s'élèvent à 3 130 millions d'euros au 31 décembre 2001 (2 944 millions d'euros au 31 décembre 2000). La prise en compte des estimations des augmentations de salaires accroît les engagements de 278 millions d'euros au 31 décembre 2001 (222 millions d'euros au 31 décembre 2000).

Pour les écarts actuariels inférieurs à 10 % du montant de l'engagement futur et de la valeur de marché des fonds investis, aucun gain ou perte n'est comptabilisé.

L'application de cette méthode a généré deux types d'écarts :
- Un écart entre l'engagement comptabilisé net des fonds investis et l'engagement total évalué sur la base des salaires actuels des personnes concernées. Cet écart, évalué annuellement, fait l'objet d'une écriture pour ordre entre le passif et l'actif du bilan sous forme de charges à répartir.
- Un écart entre l'engagement précédemment comptabilisé et l'engagement total futur. Cet écart, dit de « transition », maintenu hors bilan, est pris en charge annuellement en fonction de la durée de vie du personnel concerné.

Le tableau suivant permet d'effectuer le rapprochement entre l'évaluation des engagements de l'ensemble des sociétés et les provisions constituées dans les comptes consolidés aux 31 décembre 2001 et 2000 :

(en millions d'euros)

	Engagements de retraite		Autres engagements	
	2001	2000	2001	2000
ÉVALUATION DES ENGAGEMENTS				
Valeur actuelle totale des engagements futurs au 1er janvier	6 374	6 280	149	132
- dont filiales françaises	663	599	22	24
- dont filiales allemandes	2 545	2 560	4	–
- dont filiales étrangères	3 166	3 121	123	108
Charge normale de l'exercice	144	160	4	4
Charge d'intérêt	397	389	13	10
Modifications de plan	(24)	4	(1)	–
Changements de périmètre	(149)	(154)	20	1
Liquidations et réductions de régimes	(16)	(60)	8	–
Pertes/(gains) actuariels	316	65	23	10
Prestations payées	(387)	(366)	(16)	(14)
Variations de change	84	56	6	6
Valeur actuelle totale des engagements futurs au 31 décembre	6 739	6 374	206	149
- dont filiales françaises	814	663	18	22
- dont filiales allemandes	2 517	2 545	2	4
- dont filiales étrangères	3 408	3 166	186	123
COUVERTURE DES ENGAGEMENTS				
Par fonds investis : valeur de marché au 1er janvier	3 250	2 921	–	–
Rendement réel des fonds	(326)	352	–	–
Contribution de l'employeur	98	98	–	–
Contribution des salariés	9	13	–	–
Prestations payées	(195)	(165)	–	–
Changements de périmètre	–	–	–	–
Liquidations et réductions de régimes	(13)	(31)	–	–
Variations de change	95	62	–	–
Valeur de marché des fonds investis au 31 décembre	2 918	3 250	–	–
Par provision comptabilisée	3 361	3 247	174	129
Par excédents versés	(248)	(204)	–	(7)
Charges à répartir	(455)	(175)	–	–
Eléments à ne pas prendre en compte :				
- Ecarts actuariels différés : gains/(pertes)	879	(33)	21	8
- Ecarts de transition : débit/(crédit)	16	23	14	15
- Modifications de plans	20	62	(3)	(3)
Valeur actuelle totale des engagements futurs	6 739	6 374	206	149
PROVISION				
Partie à long terme	3 350	3 242	163	132
Partie à court terme	259	209	11	4
TOTAL PROVISION	3 361	3 247	174	129

En 2001, la principale modification intervenue au niveau du périmètre de consolidation concerne la cession de Messer qui ne fait plus partie du périmètre de consolidation depuis le 1er avril 2001.
Au 31 décembre 2000, la valeur actuelle totale des engagements de retraite relatifs à Messer s'élevait à 178 millions d'euros et la valeur de marché des fonds investis se montait à 41 millions d'euros.

Les plans pour lesquels la valeur des engagements de retraite calculés sur la base des salaires actuels, est supérieure à la valeur des fonds investis s'analysent comme suit :

(en millions d'euros)

	2001	2000
Filiales françaises :		
Valeur actuelle des engagements de retraite sur la base des salaires présents	707	556
Valeur actuelle des engagements de retraite sur la base des salaires futurs	814	662
Valeur de marché des fonds investis	63	51
Filiales allemandes :		
Valeur actuelle des engagements de retraite sur la base des salaires présents	2 481	2 519
Valeur actuelle des engagements de retraite sur la base des salaires futurs	2 517	2 534
Valeur de marché des fonds investis	–	–
Autres filiales étrangères :		
Valeur actuelle des engagements de retraite sur la base des salaires présents	1 417	673
Valeur actuelle des engagements de retraite sur la base des salaires futurs	1 517	735
Valeur de marché des fonds investis	1 076	456

Les coûts de retraite périodiques nets pris en charge se décomposent de la manière suivante :

(en millions d'euros)

	2001	2000	1999
Droits acquis au cours de l'exercice	144	160	79
Charges d'intérêts	397	389	186
Rendement attendu des fonds	(259)	(246)	(144)
Amortissement des éléments différés	26	11	69
Charge nette	308	314	190

Le groupe Messer a été cédé en avril 2001. En 2000, les coûts de retraite afférents à Messer s'élevaient à 12 millions d'euros. Messer était consolidé depuis le 15 décembre 1999.

15. PROVISION POUR RESTRUCTURATION

Le Groupe procède chaque année à une revue de ses activités et de ses sites de production en fonction des axes stratégiques qu'il a définis et du niveau de productivité qu'il souhaite atteindre. Cette revue l'amène à décider, si nécessaire, de mesures de restructuration qui font l'objet d'une provision dans les comptes.

(en millions d'euros)

	2001	2000	1999
Provision au 1er janvier	**683**	**510**	**401**
Nouvelles mesures	85	881	326
Changement d'estimation	(35)	(32)	20
Dotation au compte de résultat	50	849	346
Utilisations de l'année	(424)	(717)	(244)
Provisions afférentes à des entrées en périmètre de consolidation	–	4	153
Effet des sorties de périmètre	–	–	(172)
Effet des cours de conversion	(7)	37	26
Partie à court terme	203	472	411
Partie à long terme	99	211	99
Provision au 31 décembre	**302**	**683**	**510**

En 2001, les nouvelles mesures ont essentiellement concerné Aventis Pharma (49 millions d'euros) et Aventis CropScience (30 millions d'euros).

Dans le secteur Aventis Pharma, les nouvelles mesures (49 millions d'euros) ont essentiellement affecté la France pour un montant de 38 millions d'euros (réduction des effectifs).

Les nouvelles mesures pour l'activité CropScience ont principalement concerné les États-Unis d'Amérique (18 millions d'euros, réduction des effectifs et fermeture du site de Mount-Pleasant) et le Royaume-Uni (6 millions d'euros, réduction des effectifs).

En 2001, les utilisations de l'année se décomposent comme suit :

- Dans le secteur Aventis Pharma, les utilisations de l'année s'élèvent à 270 millions d'euros et concernent la France (123 millions d'euros), les États-Unis d'Amérique (62 millions d'euros), l'Allemagne (18 millions d'euros), le Royaume-Uni (16 millions d'euros) et d'autres pays (51 millions d'euros). Les charges se rapportent essentiellement à des paiements versés aux salariés dans le cadre des mesures de restructuration prises à la fin de l'exercice 2000 ou au cours de l'exercice 2001.
- Dans le secteur Aventis CropScience, les utilisations de l'année s'élèvent à 101 millions d'euros. Elles concernent la France (38 millions d'euros), les États-Unis d'Amérique (27 millions d'euros), le Royaume-Uni (22 millions euros), l'Allemagne (7 millions d'euros) et d'autres pays (7 millions d'euros). Les charges sont essentiellement liées à des paiements versés aux salariés dans le cadre des mesures de restructuration prises à la fin de l'exercice 2000 ou au cours de l'exercice 2001.

Pour les activités Corporate et Autres, les utilisations de l'année s'élevant à 53 millions d'euros concernent essentiellement l'Allemagne (34 millions d'euros).

Les passifs à plus d'un an concernent avant tout des plans liés aux mesures de restructuration prises en France et en Allemagne.

En 2000, les nouvelles mesures ont concerné les activités liées à la pharmacie (704 millions d'euros), les activités liées à l'agriculture (130 millions d'euros) et les activités industrielles et autres (47 millions d'euros).

Dans le secteur Pharmacie, les nouvelles mesures d'un montant de 704 millions d'euros ont principalement résulté de l'intégration des activités d'Aventis Pharma au niveau mondial et ont essentiellement affecté la France (315 millions d'euros), les États-Unis d'Amérique (280 millions d'euros), l'Allemagne (31 millions d'euros), le Japon (8 millions d'euros) et les autres pays (70 millions d'euros). Ces mesures ont concerné près de 3 500 salariés sous forme de programmes de réduction des effectifs dans les secteurs suivants :

- force de vente et personnel administratif (environ 2 200),
- personnel de production (environ 440),
- recherche et développement (environ 560),
- fonctions groupe (environ 120),
- autres (environ 180).

Pour l'exercice 2000, les utilisations de l'année (575 millions d'euros) ont concerné la France (226 millions d'euros), les États-Unis d'Amérique (270 millions d'euros), l'Allemagne (13 millions d'euros), le Japon (21 millions euros) et les autres pays (45 millions d'euros). Les charges se rapportent essentiellement à des paiements versés aux salariés suite aux mesures de restructuration prises à la fin de l'exercice 1999 ou au cours de l'exercice 2000.

Dans le secteur Agriculture, les nouvelles mesures se sont élevées à 130 millions d'euros et ont principalement concerné la France pour 66 millions d'euros (réduction des effectifs et fermeture du site de Saint-Aubin), le Royaume-Uni pour 25 millions d'euros (fermeture de plusieurs sites de production et de recherche et développement), les États-Unis d'Amérique pour 16 millions d'euros et l'Allemagne pour 8 millions d'euros.

Dans le domaine des activités Corporate et Autres, les nouvelles mesures ont essentiellement concerné la réorganisation d'Aventis Research & Technology.

Les passifs à plus d'un an ont concerné avant tout des plans liés aux mesures de restructuration prises en France et en Allemagne.

En 1999, les nouvelles mesures sont principalement la conséquence de la création d'Aventis. Elles ont concerné les activités pharmaceutiques (235 millions d'euros), l'agriculture (83 millions d'euros) et les activités Corporate et Autres (8 millions d'euros).

Suite à la création d'Aventis le 15 décembre 1999, de nombreuses entités ont mis en œuvre des programmes de restructuration afin d'initier les synergies du rapprochement.

Dans le secteur de la pharmacie, les charges y afférent ont principalement résulté de programmes de réduction des effectifs de la force de vente et des services administratifs en Espagne (33 millions d'euros), au Royaume-Uni (42 millions d'euros), en Allemagne (30 millions d'euros) et au Canada (19 millions d'euros).

Dans le domaine de l'agriculture, les mesures de restructuration ont principalement concerné le Royaume-Uni pour 24 millions d'euros (réduction des effectifs de la force de vente, de la recherche et des services administratifs), les États-Unis d'Amérique à hauteur de 13 millions d'euros, l'Espagne pour 8 millions d'euros et le Canada pour 5 millions d'euros (réductions d'effectifs). Aventis a en outre enregistré 11 millions d'euros de provisions pour restructuration lors de l'arrêt d'une ligne de production à Pont de Claix ainsi que dans le cadre de la fermeture de plusieurs usines aux États-Unis d'Amérique.

Les charges de restructuration supportées en 1999 ont principalement concerné les points suivants.

Dans le secteur de la pharmacie :

- les coûts de licenciement afférents à la réorganisation des sites de production français dans le cadre du programme d'amélioration de la productivité (25 millions d'euros),
- les coûts de licenciement liés à la réorganisation de la société Cooper, filiale de distribution implantée en France (20 millions d'euros),
- les coûts associés aux dépréciations complémentaires des actifs et à l'arrêt du site de production de Dagenham (Royaume-Uni) pour un montant de 45 millions d'euros.

Dans le domaine de l'agriculture, les coûts liés aux sites orphelins implantés aux États-Unis d'Amérique pour 16 millions d'euros.

Chez Rhodia :

- la réorganisation des sièges en Europe et aux États-Unis d'Amérique (15 millions d'euros),
- les programmes d'amélioration de la productivité sur les sites de production implantés aux États-Unis d'Amérique (17 millions d'euros).

Les montants imputés sur les écarts d'acquisition s'analysent comme suit :

(en millions d'euros)

	31 décembre	
	2001	2000
Provision au 1er janvier	–	6
Utilisation de l'année	–	(6)
Provision au 31 décembre	–	–

La provision pour restructuration couvre les frais suivants :

(en millions d'euros)

	31 décembre	
	2001	2000
Frais de personnel	266	611
Frais d'arrêt et amortissements complémentaires	36	72
Total	302	683

Les frais de personnel incluent des indemnités de départ, des garanties de ressources et autres indemnités. L'amortissement complémentaire ramène les usines et les équipements de production concernés à leur valeur vénale.

16. AUTRES PROVISIONS ET PASSIFS À PLUS D'UN AN

Les autres provisions et passifs à plus d'un an se présentent comme suit :

(en millions d'euros)

	31 décembre	
	2001	2000
Produits perçus d'avance	29	156
Provision pour risques liés aux sociétés non consolidées	65	60
Autres engagements de retraite (note 14)	163	132
Provision pour risques filiales	5	84
Provision pour impôts (note 24)	1 196	987
Provision pour litiges	355	254
Provision pour environnement	72	105
Provision pour risques produits	82	131
Autres provisions pour risques et charges	302	360
Autres provisions	413	234
Total	2 682	2 503

L'augmentation des « Provisions pour litiges » résulte principalement de la requalification, du court terme vers le long terme, de certaines provisions pour un montant de 117 millions d'euros, en lien avec des changements intervenus dans les dates de règlement prévues.

Au 31 décembre 2001, les autres provisions pour risques et charges comprennent des provisions pour risques financiers à hauteur de 69 millions d'euros.

L'augmentation des « Autres provisions » est avant tout liée à la comptabilisation de provisions spécifiques à long terme pour charges de personnel, pour un montant total de 165 millions d'euros.

Au 31 décembre 2001, cette rubrique inclut également un passif à plus d'un an de 63 millions d'euros lié au rachat des droits de distribution du *Taxotere* au Japon à la société Chugai (note 2).

17. EMPRUNT À LONG ET MOYEN TERMES

Le total des emprunts obligataires et des autres emprunts, après effet des couvertures de change spécifiques, s'analyse comme suit :

(en millions d'euros)

	31 décembre	
	2001	2000
Euro	4 414	5 369
Dollar américain	157	2 660
Yen	46	51
Livre sterling	14	44
Autres devises	21	92
Total	4 652	8 216

Les échéances de ces emprunts sont les suivantes :

(en millions d'euros)

	Emprunts obligataires	Autres emprunts	Total
2003	2 033	184	2 217
2004	12	35	47
2005	7	938	945
2006	1 355	58	1 413
Années ultérieures	5	25	30
Total	3 412	1 240	4 652

Le 18 avril 2001, Aventis a émis des obligations à taux fixe (5 %) à échéance 2006 pour un montant nominal de 1 250 million d'euros.

Le 22 octobre 1999, Rhône-Poulenc a émis des obligations avec option d'échange en titres Rhodia exerçable par les porteurs. Ces options donnent droit à environ 25 % du capital de Rhodia. L'offre réside en l'émission d'obligations rémunérées à 3,25 % à échéance 2003, d'une valeur nominale de 23,22 euros et d'un montant total de 1 050 million d'euros pour 45 211 662 obligations.

Le 29 juillet 1999, Hoechst a émis des obligations avec option d'échange en titres Clariant exerçable par les porteurs. Ces options donnent droit à environ 12 %

du capital de Clariant. L'offre consiste en l'émission d'obligations rémunérées à 2,75 % à échéance 2003, d'une valeur nominale de 1 000 euros et d'un montant total de 929 millions d'euros pour 928 684 obligations.

Afin de limiter les risques liés aux variations des taux d'intérêt et des cours de change pour certains emprunts à moyen et long termes, le Groupe a conclu des contrats de swap spécifiques qui se traduisent en fin d'année par un principal notionnel de 954 millions d'euros (1 288 million d'euros au 31 décembre 2000).

L'analyse des emprunts obligataires et des autres emprunts par catégorie de taux d'intérêt, après effet des couvertures de taux spécifiques, se présente comme suit :

(en millions d'euros)

	31 décembre 2001		31 décembre 2000	
Taux d'intérêts	Emprunts obligataires	Autres emprunts	Emprunts obligataires	Autres emprunts
Jusqu'à 5 %	2 120	197	2 178	400
De 5 % à 8 %	1 250	1 015	678	4 782
Au-dessus de 8 %	42	28	61	117
Total	3 412	1 240	2 917	5 299

Au 31 décembre 2001, le taux annuel moyen pondéré des intérêts sur ces emprunts, après effet des couvertures de taux spécifiques, s'élève à 4,3 % (5,4 % en 2000).

La partie des dettes à long et moyen termes supportant des taux d'intérêts fixes, après effet des couvertures de taux spécifiques, représente environ 96 % du total de la dette au 31 décembre 2001 (56 % en 2000).

Les échéances de la dette correspondant aux contrats de crédit-bail capitalisés (comprise dans le montant des autres emprunts ci-dessus pour la partie à long et moyen termes) sont les suivantes :

(en millions d'euros)

	31 décembre	
	2001	2000
2001	–	36
2002	12	41
2003	7	37
2004	9	36
2005	6	34
2006	5	–
Années ultérieures	4	68
Total	43	252

La réduction de 209 millions d'euros de la dette correspondant aux contrats de crédit-bail est liée à la déconsolidation de Messer.

Les taux d'intérêt moyens correspondant à cette dette s'analysent comme suit :

(en millions d'euros)

	31 décembre	
	2001	2000
Jusqu'à 7 %	39	209
De 7 % à 11 %	4	37
Au-dessus de 11 %	–	6
Total	43	252

La valeur de marché des dettes à long et moyen termes du Groupe, après effet des couvertures de change et de taux spécifiques (partie à moins d'un an incluse) est évaluée à partir des conditions de marché offertes au Groupe, pour des émissions similaires ou de même échéance, et est estimée à 6 005 millions d'euros au 31 décembre 2001 (9 470 millions d'euros au 31 décembre 2000) à comparer à une valeur au bilan de 5 904 millions d'euros au 31 décembre 2001 (8 928 millions d'euros au 31 décembre 2000).

Ces valeurs de marché ont été déterminées emprunt par emprunt, soit par les intermédiaires financiers du Groupe soit à partir des conditions d'emprunt à la date d'arrêté.

18. AUTRES CRÉANCIERS

(en millions d'euros)

	31 décembre	
	2001	2000
Fournisseurs d'investissement	95	98
Provision court terme pour restructuration (note 15)	203	472
Personnel et organismes sociaux	1 293	1 093
Etat et collectivités	696	744
Provision court terme pour impôts différés (note 24)	120	83
Provision court terme pour indemnités de départ et compléments de retraite (note 14)	259	209
Charges à payer	972	1 061
Produits constatés d'avance	61	338
Intérêts courus à payer	171	180
Instruments financiers en juste valeur (note 25 f)	285	345
Provision pour risques produits	178	213
Autres provisions court terme	701	996
Autres	426	679
Total	5 460	6 511

Les changements intervenus en 2001 sont essentiellement attribuables à :

- la diminution des provisions à court terme due à la cession du groupe Messer, le 1er avril 2001, pour 103 millions d'euros,
- l'utilisation, pour 206 millions d'euros, ou la requalification de court terme à long terme de certaines provisions pour 117 millions d'euros en raison de changements intervenus dans les dates de règlement prévues,
- la diminution des produits constatés d'avance liée à la cession à Biovail des droits sur le *Cardizem* pour 258 millions d'euros en 2001.

Au 31 décembre 2001, les charges à payer comprennent principalement des avoirs sur retours de produits pour un montant total de 116 millions d'euros (89 millions d'euros au 31 décembre 2000), des provisions relatives à Aventis Behring pour 87 millions d'euros (91 millions d'euros au 31 décembre 2000), des frais de marketing et publicité pour 52 millions d'euros (64 millions d'euros au 31 décembre 2000) et des royalties pour un montant de 41 millions d'euros (27 millions d'euros au 31 décembre 2000).

Au 31 décembre 2001, la rubrique « Autres provisions court terme » comporte principalement des provisions pour rabais et ristournes à hauteur de 268 millions d'euros (202 millions d'euros au 31 décembre 2000) et des montants liés à divers procès et demandes d'indemnisation pour 249 millions d'euros (510 millions au 31 décembre 2000).

Au 31 décembre 2001, la rubrique « Autres » comprend essentiellement des avoirs à établir pour 45 millions d'euros (45 millions d'euros au 31 décembre 2000), et des paiements perçus d'avance à hauteur de 53 millions d'euros (30 millions d'euros décembre 2000).

19. CRÉDITS COURT TERME

Les crédits à court terme se décomposent comme suit :

(en millions d'euros)

	31 décembre	
	2001	2000
Emprunts court terme	1 157	2 031
Billets de trésorerie	3 181	2 811
Emprunts auprès de sociétés non consolidées	58	62
Total	4 396	4 904

La baisse des emprunts à court terme résulte de l'utilisation de lignes de crédit à moyen terme en euros.

20. AUTRES PRODUITS ET CHARGES D'EXPLOITATION NETS

Les autres produits et charges d'exploitation s'analysent comme suit :

(en millions d'euros)

	2001	2000	1999
Produits des licences et royalties	635	487	262
Produits des services rendus	80	36	16
Profits (pertes) de change liés à l'exploitation	(76)	–	–
Autres	193	1	(386)
Total	832	524	(108)

Depuis le 1er janvier 2001, le Groupe a décidé d'enregistrer et de faire figurer les profits et pertes de change dans des lignes séparées du compte de résultat, en fonction de la nature des transactions concernées : exploitation, financement, investissements. Jusqu'au 31 décembre 2000, les pertes et profits de change étaient comptabilisés sur une même ligne, sous « Autres revenus et charges nets ».

Les profits et pertes de change liés à l'exploitation sont inclus dans le résultat opérationnel. Par conséquent, une perte de change d'un montant de 76 millions d'euros a été enregistrée dans le résultat opérationnel pour l'exercice clos au 31 décembre 2001. Le Groupe ne dispose pas de chiffres comparatifs pour les exercices clos aux 31 décembre 2000 et 1999.

En 2001, la ligne « Autres » résulte essentiellement :

- des produits des royalties et licences liés à des produits devant être cédés pour un montant de 68 millions d'euros,
- des produits liés à la co-promotion pour un montant de 186 millions d'euros,
- partiellement compensés par diverses charges liées à des litiges à hauteur de 61 millions d'euros (note 25a).

En 2000, la ligne « Autres » résulte principalement des éléments suivants :

- les produits des royalties et des licences liés à des produits devant être cédés pour un montant de 188 millions d'euros,
- la comptabilisation de charges liées à des litiges d'un montant de 308 millions d'euros, qui résultent de différentes procédures légales dans lesquelles le Groupe était engagé,
- le produit de co-promotion à hauteur de 121 millions d'euros en 2000,
- la commission pour le produit Intal au Japon, d'un montant de 70 millions d'euros.

En 1999, la ligne « Autres » résultait essentiellement de la comptabilisation de charges liées à des litiges dans lesquels le Groupe était engagé.

21. FRAIS FINANCIERS NETS

Les frais financiers nets, hors rémunérations prioritaires (note 27), s'analysent comme suit :

(en millions d'euros)

	2001	2000	1999
Frais financiers	(1 420)	(1 355)	(851)
Produits financiers	683	531	389
	(737)	(824)	(462)
Intérêts intercalaires capitalisés	33	19	9
Frais financiers nets	(704)	(805)	(453)

Le montant payé au titre des frais financiers s'élève à 1 388 million d'euros en 2001 (2000 : 1 327 million d'euros ; 1999 : 841 millions d'euros).

22. PLUS ET (MOINS)-VALUES NETTES SUR CESSIONS D'ÉLÉMENTS D'ACTIF

(en millions d'euros)

	2001	2000	1999
Plus et (moins)-values nettes			
- sur cessions d'immobilisations	385	187	84
- de titres de filiales consolidées	148	33	170
- d'autres sociétés du Groupe	12	12	5
- de titres de participation	–	127	(8)
Total	545	359	251

En 2001, les plus et moins-values nettes sur cessions d'éléments d'actif résultent principalement de :
- la cession d'immobilisations incorporelles (essentiellement activités insecticides à usage ménager à Sumitomo) et de droits sur des produits résultant de transactions récurrentes dans le secteur pharmaceutique et réalisées dans le cadre de la restructuration des activités du Groupe entamée en 1999 et 2000,
- la cession de titre de filiales consolidées, dont principalement la participation détenue par le Groupe dans Messer pour un montant de 133 millions d'euros.

En 2000, les plus et moins-values nettes sur cessions d'éléments d'actif s'analysent principalement comme suit :
- la cession de participations dans des sociétés de biotechnologie pour un montant de 117 millions d'euros,
- la cession de la société Cooper correspondant à une perte de 38 millions d'euros,
- la cession de locaux administratifs à Paris pour un montant de 78 millions d'euros,
- la cession de 2 % de la participation dans Rhodia pour un montant de 22 millions d'euros,
- la cession de la participation dans RP India pour un montant de 21 millions d'euros,
- la cession de la participation dans Misung Ltd pour un montant de 21 millions d'euros.

En 1999, les plus et moins-values nettes sur cessions d'éléments d'actif concernaient principalement :
- des cessions de licences dans le domaine pharmaceutique (Combi-Patch cédée à Novartis),
- la seconde mise sur le marché d'actions Rhodia ayant dégagé un résultat de cession de 153 millions d'euros (note 1a),
- la cession, au sein de Rhodia, des 50 % d'intérêts détenus dans les co-entreprises Procatalyse et Chloralp ainsi que de certains actifs détenus en Suisse.

23. AUTRES REVENUS ET CHARGES NETS

(en millions d'euros)

	2001	2000	1999
Profits et pertes de change, nets	(100)	65	(24)
Profits et pertes de conversion, nets	(2)	(6)	1
Dividendes des autres titres de participation	39	29	3
Autres revenus et charges, nets	(616)	(528)	(243)
Total	(679)	(440)	(263)

Depuis le 1er janvier 2001, le Groupe a décidé d'enregistrer et de faire figurer l'impact des profits et pertes de change dans des lignes séparées du compte de résultat, en fonction de la nature des transactions concernées : exploitation, financement, investissements. Jusqu'au 31 décembre 2000, les pertes et profits de change étaient comptabilisés sur une même ligne, sous « Autres revenus et charges nets ». Depuis le 1er janvier 2001, les profits et pertes de change liés à l'exploitation figurent donc au résultat opérationnel (note 20).

En 2001, les « Autres revenus et charges, nets » (616 millions d'euros) comprennent principalement :
- des provisions liées à Dade Behring pour un montant de 225 millions d'euros (voir note 4),
- des coûts liés à la cession de créances à hauteur de 74 millions d'euros,
- des provisions pour risques financiers s'élevant à 59 millions d'euros.

En 2000, les autres revenus et charges nets (528 millions d'euros) incluent notamment :
- des provisions liées à des participations du groupe Messer pour un montant de 165 millions d'euros,
- des provisions sur les filiales non consolidées pour un montant de 65 millions d'euros,
- des frais sur les cessions de créances pour un montant de 62 millions d'euros.

En 1999, les autres revenus et charges nets (243 millions d'euros) comprenaient :
- des coûts supportés dans le cadre de la création d'Aventis et afférents au rapprochement des activités pour un montant de 81 millions d'euros,
- des provisions pour risques financiers sur les filiales non consolidées à hauteur de 88 millions d'euros et,
- des frais sur les cessions de créances s'élevant à 43 millions d'euros.

24. IMPÔTS SUR LES RÉSULTATS

a) Effet net des impôts sur les résultats

Cet effet s'analyse comme suit :

(en millions d'euros)

	2001		2000		1999	
	Résultat avant impôts	Charge d'impôts	Résultat avant impôts	Charge d'impôts	Résultat avant impôts	Charge d'impôts
Sociétés françaises	(75)	(202)	(764)	(59)	(459)	(58)
Sociétés allemandes	929	(237)	7	188	(83)	40
Autres sociétés	2 032	(672)	732	(189)	(281)	60
Total	2 886	(1 111)	(25)	(60)	(823)	42
Effet net :						
- impôts courants		(1 039)		(684)		(365)
- impôts différés		(72)		624		407
Impôts sur les résultats		(1 111)		(60)		42

b) Régime du bénéfice mondial consolidé

Depuis le 1er janvier 1993, suite à l'agrément des autorités françaises, le Groupe bénéfice du régime du bénéfice consolidé. En vertu du Code fiscal français, l'impôt sur les sociétés du Groupe est établi sur l'ensemble des résultats des filiales françaises et étrangères qui répondent aux exigences requises, et prend en compte la position fiscale de toutes ces filiales. Le périmètre de ce régime a été modifié au 1er janvier 1999 afin d'y inclure les sociétés du groupe Hoechst dans les sciences de la vie et d'en exclure les filiales du groupe Rhodia. Ce régime a été reconduit pour la période de 2001 à 2003.

Les déclarations fiscales déposées au titre des exercices 1998 et 1999 sont actuellement en cours de vérification par l'administration fiscale française. Le Groupe estime à l'heure actuelle que le résultat de ces contrôles ne devrait pas entraîner de conséquences significatives sur ses états financiers.

c) Impôts courants

La charge d'impôts courants est égale aux montants payés ou restant à payer à court terme aux administrations fiscales au titre de l'exercice, en fonction des règles et des taux en vigueur dans les différents pays, corrigés des effets du régime du bénéfice mondial consolidé. En 2001, les impôts courants payés aux administrations fiscales se sont élevés à 102 millions d'euros (2000 : 491 millions d'euros ; 1999 : 340 millions d'euros).

d) Analyse de la charge d'impôts

Le taux d'impôt du régime du bénéfice mondial consolidé est de 33,33 %. La différence entre ce taux et le taux d'impôt applicable aux sociétés françaises n'est pas prise en compte dans le régime du bénéfice mondial consolidé et, de ce fait, constitue une charge pour le Groupe. Au 1er janvier 1997, l'impôt courant payé en France par les sociétés françaises du Groupe a été soumis à une majoration supplémentaire de 15 %. Cette majoration a été ramenée à 10 % au 1er janvier 1999 et à 6 % au 1er janvier 2001. Au 1er janvier 2000, l'impôt payé en France a été soumis à une contribution supplémentaire de 3,33 %. Les taux d'impôts normaux globaux s'élèvent respectivement à : 37,76 % en 2000 et à 36,43 % en 2001. Le taux d'impôt global applicable aux sociétés françaises en 2002 se monte à 35,43 %. Les impôts différés de toutes les sociétés du Groupe ont été évalués en fonction du taux d'impôt devant être en vigueur lors de leur réalisation.

Les charges d'impôts courants et différés des sociétés étrangères résultent directement de l'application des règles et des taux en vigueur dans les différents pays. Les actifs nets d'impôts différés mentionnés en note 24e ont été provisionnés.

L'écart entre le taux d'impôt sur les bénéfices en France et le taux effectif d'impôt du Groupe s'analyse ainsi :

	2001 en %	2000 en %	1999 en %
Charge normale d'impôt en France	33,33	33,33	33,33
Rémunérations prioritaires	(1,35)	154,67	4,80
Variation des provisions sur actifs d'impôt	1,84	(604,00)	(8,90)
Modification du périmètre des sociétés entrant dans le régime du bénéfice mondial consolidé (note 23b)	–	–	(6,20)
Impact dû aux taux d'impôts et aux autres différences permanentes	4,68	176,00	(18,00)
Taux effectif du Groupe	38,50	(240,00)	5,03
Résultat avant impôts	2 886	(25)	(823)
Impôts sur les résultats	(1 111)	(60)	42

Le taux effectif du Groupe correspond à la charge fiscale de l'exercice rapportée à son résultat avant impôt.

e) Actifs d'impôts différés

Analyse des actifs d'impôts différés

Les différences temporaires entraînant des actifs d'impôts différés comprennent principalement (impact fiscal) : des indemnités de départ et compléments de retraite qui ne sont généralement pas fiscalement déductibles avant leur règlement (465 millions d'euros), des provisions non déductibles avant leur règlement (1 096 millions d'euros), des crédits d'impôts futurs (852 millions d'euros) et des déficits d'impôts reportables (656 millions d'euros en 2001).

Parmi ces actifs d'impôts différés ceux qui correspondent aux déficits (2001 : 656 millions d'euros ; 2000 : 1 164 millions d'euros), restent utilisables jusqu'en :

(en millions d'euros)

	2001	2000
2001	–	13
2002	16	6
2003	12	80
2004	11	106
2005	79	181
2006	194	–
Années ultérieures	344	778
Total	656	1 164

Actifs d'impôts différés provisionnés

Au 31 décembre 2001, le Groupe provisionne les actifs d'impôts différés sur déficits fiscaux, crédits d'impôts et différences temporaires qui ont une faible probabilité d'utilisation. Ils s'élèvent à 506 millions d'euros (2000 : 422 millions d'euros) dont 96 millions d'euros sur différences temporaires (2000 : 8 millions d'euros).

Sociétés consolidées en situation d'actif net d'impôts différés

Les actifs d'impôts non provisionnés représentent les montants comptabilisés, entité fiscale par entité fiscale, pour prendre en compte les économies probables d'impôts courants futurs. Ces économies sont limitées aux capacités de chaque entité fiscale à recouvrer ces actifs dans un avenir proche. A fin 2001 et 2000, les actifs nets d'impôts non provisionnés s'élevaient à 1 909 millions d'euros et 2 281 millions d'euros, respectivement.

25. ENGAGEMENTS

Ceux-ci comprennent :

(en millions d'euros)

	2001	2000
Commandes fermes pour l'acquisition d'actifs industriels	132	124
Cautions données par Aventis et les sociétés consolidées par intégration globale à des filiales non consolidées en garantie de leurs dettes	139	279
Garanties de bonne fin d'encaissement sur créances cédées (note 8)	142	128
Total	413	531

La diminution des cautions données résulte principalement de la cession du groupe Messer.

a) Procès et litiges

Le Groupe comptabilise des provisions pour les risques liés à l'environnement et aux produits vendus lorsque la réalisation du risque est considérée comme probable. Si la perte n'est que possible ou ne peut être raisonnablement évaluée, le Groupe décrit ce risque dans ses notes aux états financiers, dans la mesure où il pourrait entraîner une charge importante. En ce qui concerne les risques liés à l'environnement, le Groupe évalue généralement la provision au cas par cas, au mieux de sa connaissance, sur la base des informations disponibles. Pour les risques liés aux produits vendus, le Groupe évalue les provisions nécessaires sur la base des faits et des circonstances, en fonction de son expérience en la matière, du nombre de litiges, ainsi que de tous les coûts afférents aux procédures. Les montants pour lesquels le Groupe estime certaine une indemnisation de la part de tiers sont comptabilisés en actif à recevoir.

Litige Watson Laboratories

Certaines filiales d'Aventis en Amérique du Nord étaient défendeurs dans un procès intenté par Watson Laboratories Inc. qui soutenait qu'il y avait eu rupture d'un accord de fabrication et de fourniture ainsi que rupture anticipée d'une clause de non-concurrence dans le cadre d'un accord de licences ayant accordé à Watson certains droits sur le produit *Dilacor* (diltiazem). A l'automne 2001, les parties ont résolu ce litige à l'amiable par le biais d'un règlement confidentiel. Les poursuites contre les filiales d'Aventis ont été entièrement abandonnées.

Procès relatifs à l'utilisation de concentrés de facteurs anti-hémophiles dérivés de plasma

Armour Pharmaceutical Company et certaines autres filiales d'Aventis font l'objet de poursuites judiciaires suite à des plaintes déposées aux États-Unis et en Irlande par des personnes atteintes d'hémophilie et du virus HIV ou leurs représentants. Ces plaintes invoquent l'administration de concentrés de facteurs anti-hémophiles dérivés du plasma (« FAH ») élaborés entre la fin des années 1970 et le milieu des années 1980. Durant ces dernières années et en 2001, Armour est parvenu à régler de nombreux litiges aux États-Unis, au Canada et en Irlande.

En août 1996, Armour et trois autres spécialistes américains du fractionnement du plasma, défendeurs dans le procès américain de FAH, ont signé un accord de règlement forfaitaire qui prévoit le paiement de 100 000 USD à chaque demandeur ou groupe de demandeurs concernés, et le paiement d'une somme maximale de 40 millions d'USD en frais d'avocat et frais annexes. A ce jour, près de 6 225 groupes d'ayants droit ont été dédommagés sur un total de 6 240. Environ 130 personnes ont choisi de ne pas se soumettre au règlement forfaitaire. Ces personnes n'ont cependant pas engagé d'autres poursuites judiciaires contre les filiales d'Aventis défendeurs dans le procès.

Au Canada, la Royal Canadian Mounted Police (« RCMP ») poursuit son enquête sur les pratiques d'Armour en matière de commercialisation de concentrés de facteurs au Canada au cours du milieu des années 1980 afin de déterminer si des poursuites criminelles doivent être engagées contre la société et/ou différentes personnes. Armour coopère avec la RCMP et se défendra contre toutes poursuites le cas échéant.

Procès relatifs aux produits sanguins d'Aventis Pasteur au Canada
Aventis Pasteur Limited (anciennement Connaught Laboratories Limited) est défendeur dans deux plaintes collectives déposées auprès de la Cour de justice supérieure de l'Ontario, dans lesquelles le plaignant principal affirme avoir contracté l'hépatite C à cause de produits sanguins qui auraient pu avoir été fractionnés par Connaught. La Croix Rouge canadienne est également défendeur dans ces procès.

Ces affaires ont été provisoirement résolues suite à l'approbation par la Cour d'un Plan de compromis et de règlement amendé (le « Plan ») concernant la Croix Rouge canadienne, sous réserve de la délivrance d'autorisations écrites. Le Plan comprend diverses dispositions créant un fonds de règlement, qui rassemble les sommes versées par Aventis Pasteur Ltd en règlement des affaires.

Litige Thimérosal Aventis Pasteur
Aventis Pasteur Inc. a été cité dans vingt actions en justice intentées auprès de plusieurs Cours d'États américains par des parties affirmant que les vaccins produits par Aventis Pasteur, Inc. qui leur ont été inoculés contenaient des traces de thimérosal (conservateur). Les plaignants soutiennent que certains vaccins couramment administrés aux enfants et aux adultes comportaient du thimérosal (contenant du mercure), et que le mercure a été introduit dans des doses de vaccin, provoquant des dommages corporels graves. La position d'Aventis Pasteur Inc. est que, dans tous les cas, la Cour fédérale américaine des plaintes doit d'abord se prononcer sur les plaintes, conformément au National Childhood Vaccine Injury Act américain et au National Vaccine Injury Compensation Program mis en place dans ce cadre, avant que les plaignants ne puissent intenter un procès directement à la Société.

Litige Ionamin/Fen/phen
Fisons plc (« Fisons »), filiale d'Aventis, et Rugby Laboratories, Inc. (« Rugby »), ancienne filiale d'Aventis, sont impliqués dans des litiges concernant le produit de régime *Ionamin* (phentermine). Aux États-Unis, on dénombre environ 4 000 procès pour dommages corporels en cours, y compris des actions collectives au niveau des états et au niveau fédéral. Les plaignants soutiennent que les producteurs de phentermine savaient que l'utilisation de cette substance, seule ou en association avec d'autres produits de régime, y compris la fenfluramine dans la combinaison fen/phen, pouvait provoquer de sérieux effets secondaires, mais avaient négligé de mettre en garde contre ces risques. A cette date, Fisons et Rugby n'ont procédé à aucun versement en vue d'un règlement et ont été relaxés ou attendent un non-lieu respectivement dans 5 000 et 1 700 procès.

Generic Pharmaceuticals
Le 19 octobre 2001, Roussel Uclaf S.A. (actuellement Aventis Pharma S.A.) a plaidé coupable dans une affaire de double accusation de complot et violation de certaines dispositions du « Food Drug and Cosmetic Act » américain. Aux États-Unis, le *Cefaclor* en vrac (antibiotique générique, produit et commercialisé par une filiale de Roussel Uclaf) était considéré comme un médicament non-autorisé, entre autres parce que la filiale n'avait ni respecté de bonnes pratiques de fabrication ni conservé d'enregistrements précis des lots lors de la production de la substance. Les sanctions ont été exclusivement financières. Au total, environ 33,2 millions d'USD ont été versés au gouvernement américain, dont 10 millions d'USD à titre d'amende civile.

Litiges Antitrust de l'Industrie Pharmaceutique aux États-Unis
Tous ces procès intentés en 1993 et au début de l'année 1994 font généralement état de violations de lois fédérales ou d'un état, de pratiques anti-concurrentielles ou de concurrence déloyale en soutenant que les fabricants pharmaceutiques défendeurs ainsi que les grossistes distributeurs se sont entendus entre eux afin de refuser aux pharmacies, y compris aux chaînes et aux centrales d'achat, des remises sur les prix catalogue des médicaments de marque que les fabricants

vendent aux grossistes et que les grossistes revendent à leur tour aux pharmacies. A ce stade des affaires, il est impossible pour Aventis d'évaluer dans quelle mesure sa responsabilité pourrait être engagée suite à ces plaintes. Aventis Pharmaceuticals Inc. (« API »), et Aventis Pharmaceuticals Products Inc. contestent ces allégations.

Litige administratif de la Federal Trade Commission
Le 16 mars 2000, la Federal Trade Commission (« FTC ») des États-Unis a déposé contre API et Andrx Pharmaceuticals (« Andrx ») une plainte pour violation des lois antitrust des États-Unis, du fait des pratiques anticoncurrentielles et de la concurrence déloyale de l'accord de règlement partiel d'un litige concernant un brevet de *Cardizem*. Le 11 mai 2001, la FTC a accepté l'accord et l'affaire a été résolue.

Litige antitrust pour Cardizem
Les sociétés API, Andrx, et Hoechst AG, ont été citées comme défendeurs dans de nombreuses poursuites judiciaires qui mettent en question leur accord, « Stipulation Andrx », (décrit ci-dessus) conclu en 1997. Ces procès ont été regroupés auprès de la Cour fédérale du Michigan. Le 8 juin 2000, la Cour, qui n'a pas abordé la question des dommages, a accédé à la demande de jugement sommaire partiel des plaignants. Les défendeurs ont fait appel de la décision de la Cour. Au printemps 2001, des poursuites complémentaires ont été engagées contre les défendeurs. A la fin de l'année 2001, les parties ont convenu de désigner un médiateur afin de résoudre cette affaire. La médiation devrait intervenir en juin 2002.

GA-EPO
En avril 1997, Amgen Inc. a engagé des poursuites judiciaires contre Transkaryotic Therapies et API auprès de la Cour fédérale du Massachussetts, en soutenant que GA-EPO (érythropoïétine activée par des gènes, un médicament pour le traitement de l'anémie) et les procédés de fabrication de GA-EPO sont une contrefaçon de certains brevets américains d'Amgen. Le 19 janvier 2001, la Cour a déclaré que certaines plaintes étaient recevables et avaient force exécutoire, GA-EPO constituant une contrefaçon de trois des cinq brevets invoqués par Amgen. API et Transkaryotic Therapies ont fait appel de la décision de la Cour.

Le 11 avril 2001, dans le cadre d'une autre affaire concernant la violation par GA-EPO d'un brevet européen de Kirin-Amgen, une Cour de première instance du Royaume-Uni a jugé que l'une des quatre plaintes pour violation de brevet de Kirin-Amgen était recevable et que la commercialisation de GA-EPO constituerait une violation de ce brevet. Transkaryotic Therapies et API ont fait appel de cette décision.

Litige Immuno Baxter
Aventis Behring a coopéré avec Aventis Pharma et Aventis Pharma Japan dans un procès en contrefaçon de brevet intenté contre ces sociétés par Baxter Healthcare Corporation en novembre 1999 au Japon. Baxter prétendait que la vente du produit *Beriplast* par les sociétés d'Aventis au Japon constituait une contrefaçon de certains de ses brevets. Toutes les poursuites engagées ont pris fin le 29 mars 2001 dans le cadre d'un accord transactionnel.

Litige Cipro
API est défendeur dans plusieurs actions connexes concernant le médicament *Cipro*. Les plaignants allèguent qu'API et certains autres fabricants de produits pharmaceutiques ont violé des lois fédérales et diverses lois d'états en ce qui concerne la manière dont ils ont réglé le litige portant sur le brevet du médicament de prescription *Cipro*. Les actions relevant de la loi d'états ont été intentées auprès des Cours des états de Californie, de Floride, du Kansas, du Minnesota, du New Jersey, de New York, du Tennessee et du Wisconsin. Certaines actions fédérales ont été regroupées par le panel judiciaire chargé des litiges inter-districts et transférées à la Cour du district Nord de New York. Watson Pharmaceuticals et Rugby Laboratories sont défendeurs dans la plupart des litiges Cipro. API a accepté d'indemniser Watson et Rugby conformément à l'accord en vertu duquel API a cédé Rugby à Watson.

Litige StarLink

Aventis CropScience GmbH, filiale d'Aventis a fait l'objet de plaintes concernant le maïs *StarLink* et de demandes d'indemnisation et de remboursements de frais et de bénéfices perdus déposées par des agriculteurs, des marchands et transformateurs de céréales et des sociétés agroalimentaires. En outre, aux États-Unis, diverses procédures judiciaires – y compris plusieurs actions collectives putatives – demandant des dommages et intérêts sont en cours contre Aventis CropScience USA Holding Inc., ses filiales et d'autres défendeurs. Plusieurs poursuites et plaintes ont été résolues, mais certaines sont encore en attente d'un règlement. Dans le cadre de la cession attendue d'Aventis CropScience à Bayer AG, Aventis a convenu d'assumer la responsabilité des difficultés liées à cette affaire, ainsi que la responsabilité de la gestion et de la résolution de tous les problèmes connexes. Sur la base des informations actuellement disponibles sur ces litiges *StarLink*, Aventis ne prévoit pas de coûts additionnels non couverts par des provisions et des assurances.

Litige Scotts

Aventis et Aventis CropScience S.A. (« ACS ») sont défendeurs dans une action d'arbitrage engagée par The Scotts Company (« Scotts ») auprès de la Chambre de Commerce Internationale. Scotts soutenait initialement que (i) la vente par ACS de certaines matières premières constituait une violation de clauses de non-concurrence stipulées dans l'accord d'acquisition par Scotts de certaines activités « maison et jardin » du prédécesseur d'ACS en 1998 et, que (ii) la fusion qui a donné naissance à Aventis faisait obstacle à l'exécution d'obligations de recherche et développement incombant à ACS, en vertu d'un accord annexe.

Dans le cadre de la première sentence partielle concernant le litige Scotts, l'instance d'arbitrage a rejeté la demande d'injonction interdisant la vente par ACS de certains principes actifs et a déclaré Rhône-Poulenc S.A. et Rhône-Poulenc Agro coupables de non-respect de leur obligation de bonne foi au cours des négociations pré-contractuelles avec Scotts. La Cour a en outre rejeté ou refusé de statuer sur les autres plaintes déposées par Scotts.Dans une seconde sentence partielle en date du 12 février 2001, l'instance d'arbitrage a conclu qu'il n'était pas possible de restreindre légalement la vente de ces principes actifs, conformément à la demande de Scotts.

En juillet 2001, l'instance d'arbitrage a tenu une audience visant à déterminer le préjudice éventuel subi par Scotts suite à la violation susmentionnée. Le tribunal n'avait pas encore rendu sa décision à la date du 12 février 2002.

Arbitrage PGS

D'anciens actionnaires de la société Plant Genetic Systems NV (« PGS »), acquise par Hoechst Schering AgrEvo GmbH en octobre 1996, ont engagé une procédure d'arbitrage aux Pays-Bas contre Aventis CropScience GmbH (successeur désigné d'AgrEvo) sur la base de prétendues violations de confidentialité dans le processus de vente aux enchères de PGS. Du fait de ces violations, les requérants, qui demandent des dommages et intérêts compris entre 400 et 600 millions d'USD, prétendent avoir été lésés au niveau du prix de vente. Conformément à la directive donnée par le tribunal en juin 2000, les parties ont présenté des dossiers détaillés sur leurs positions respectives. En juillet 2001, l'instance d'arbitrage a rendu une seconde directive. Les parties ont échangé leurs observations écrites. Aventis conteste les allégations des plaignants.

Litige Antitrust des vitamines

Aventis et certaines de ses filiales, conjointement avec certains autres fabricants de vitamines, sont défendeurs dans plusieurs actions collectives en justice ainsi que dans des procès individuels de droit civil menés devant des cours américaines, concernant des activités ayant fait l'objet d'une enquête du Department of Justice américain. Aventis et cinq autres producteurs de vitamines sont parvenus à un règlement (approuvé par la Cour) des actions collectives fédérales, bien que des plaignants représentant environ

75 % des ventes de vitamines des sociétés aient rejeté ce règlement et intenté des actions individuelles. Des négociations en vue d'un règlement sont actuellement en cours avec certains plaignants. Aventis et les cinq autres sociétés impliquées ont également conclu d'autres accords de règlement qui, une fois acceptés par les cours compétentes, devraient mettre un terme à la majorité des actions en justice en cours aux Etats-Unis. Une filiale d'Aventis et les cinq autres défendeurs ayant participé à la négociation ont conclu un accord de partage du jugement dans lequel ils ont décidé de répartir entre eux, lors de toute décision de la Cour, toute condamnation pécuniaire proportionnellement au chiffre d'affaires réalisé par chaque société afin de limiter le risque de chacun. Les autorités de la concurrence en Australie, au Canada, au Japon, en Nouvelle Zélande, en Suisse et aux États-Unis, ont mené des enquêtes sur les pratiques du secteur des vitamines dans ces pays. Aventis a pleinement coopéré à ces enquêtes et continue à coopérer avec les autorités de la concurrence qui poursuivent leurs investigations au Brésil, en France, au Mexique et à Taïwan. La Commission européenne a récemment achevé son enquête sur le secteur des vitamines et annoncé qu'elle accordait une immunité totale à Aventis en ce qui concerne les vitamines A et E en raison de sa coopération. La Commission a cependant infligé une amende de 5 millions d'euros au Groupe qu'elle considère comme un participant « passif » aux activités anti-concurrentielles liées à la vitamine D3. Dans le cadre de la cession de l'activité nutrition animale d'Animal Nutrition S.A. à CVC Capital Partners, Animal Nutrition S.A. (qui demeurera une filiale d'Aventis) a accepté d'assumer les responsabilités relatives à ces affaires.

Litige Antitrust Méthionine

La Commission européenne poursuit une enquête sur les pratiques présumées concertées du marché de la méthionine. Aventis collabore pleinement à cette enquête. De plus, Aventis et quelques-unes de ses filiales ainsi que d'autres fabricants de méthionine ont été cités en tant que défendeurs dans de nombreuses actions collectives en justice et dans des procès individuels au niveau des états et au niveau fédéral aux États-Unis et au Canada. Ces actions sont en cours. Dans le cadre de la cession de l'activité nutrition animale d'Animal Nutrition S.A. à CVC Capital Partners, Animal Nutrition S.A. (qui demeurera une filiale d'Aventis) a accepté d'assumer les responsabilités relatives à ces affaires.

Enquête sur l'industrie des Sorbates

En 2001, plusieurs actions collectives antitrust engagées dans divers états américains et au Canada ont été réglées par Hoechst, Nutrinova (ancienne filiale de Hoechst) et d'autres défendeurs. Deux actions judiciaires supplémentaires intentées par des acheteurs de sorbates sont en cours aux États-Unis. D'autres négociations visant à un règlement sont en cours. Conformément à l'accord de scission entre Hoechst et Celanese AG en octobre 1999, Hoechst et Celanese ont convenu de partager tous les coûts et frais futurs découlant de ce litige en prenant respectivement à leur charge 80 % et 20 %.

Litige Allegra

En juin 2001, API a reçu une notification en vertu du paragraphe (iv) du Hatch-Waxman Act (une « Certification ») de Barr Laboratories Inc. (« Barr ») indiquant que Barr avait déposé auprès de la FDA une demande d'approbation (Abbreviated New Drug Application - ANDA) d'une version générique d'*Allegra* 60 mg en gélules et mettait en question certains brevets d'API. En août 2001, API a engagé une action en justice contre Barr auprès de plusieurs Cours fédérales américaines alléguant de la violation de plusieurs de ses brevets. API a reçu en conséquence une nouvelle notification de Barr concernant *Allegra* 30 mg, 60 mg et 180 mg en comprimés, et *Allegra-D*. API a intenté un nouveau procès à Barr auprès d'une Cour fédérale américaine pour le même motif. Barr a déposé des requêtes, cherchant à obtenir que la Cour soustraie du procès les aspects relatifs à la violation des brevets concernant des procédés de fabrication en raison de l'absence de mentions légales à ce sujet et soutenant que le procès relatif aux violations de brevet est prématuré. API s'est opposé aux demandes de Barr.

En février 2002, API a obtenu la certification d'*Allegra-D* d'Impax Laboratories. API étudie les différentes possibilités offertes par cet enregistrement et prendra toutes les mesures appropriées pour faire valoir ses droits sur *Allegra-D*.

Les procès sur les droits de propriété d'API ont entraîné une « suspension de 30 mois » conformément au Hatch-Waxman Act. En conséquence, la FDA ne peut approuver une version générique de Barr d'*Allegra* en gélules ou comprimés tant qu'une décision favorable à une version générique concurrente n'aura pas été rendue dans le procès sur les droits de propriété ou tant qu'une période de 30 mois ne se sera pas écoulée, la première de ces deux occurrences étant applicable.

Statut de commercialisation d'Allegra

Après avoir examiné une requête (« Citizen's Petition ») déposée par un HMO (organisme de gestion de santé), une majorité de membres d'un Comité consultatif de la FDA américaine a recommandé, en mai 2001, qu'*Allegra* et deux autres produits concurrents soient désormais en vente libre et non plus uniquement sur prescription. La FDA n'a pas agi suite à cette recommandation du comité consultatif et il n'est pas possible de prévoir quelle sera sa décision éventuelle.

Enquêtes gouvernementales - Pratiques de commercialisation et de fixation des prix

API, Aventis Behring et Armour répondent à des enquêtes menées par le Department of Justice, le *Department of Health and Human Services* américains et certains états en matière de pratiques de commercialisation et de fixation des prix.

Dans sa réponse à un audit réalisé par le bureau de l'Inspector General of the Department of Health and Human Services, le Center for Medicare/Medicaid Services a indiqué qu'il demanderait le remboursement de montants qui auraient, selon lui, dû être inclus dans des rabais versés par API à différents états dans le cadre du programme Medicaid. Il estime que ces remboursements sont dus car la vente de certains produits à des organismes de gestion intégrée de soins de santé qui les distribuent aurait dû être intégrée dans les calculs du meilleur prix d'API en octobre 2001. API a reçu une citation de l'US Attorney du district du Massachusetts concernant ces ventes et la détermination du meilleur prix.

Le Department of Justice examine séparément le fondement d'une action intentée en 1995 auprès d'une Cour fédérale de Floride, qui soutient que le prix de gros moyen (« AWP ») de certains produits pharmaceutiques a été utilisé de manière incorrecte par plusieurs producteurs de produits pharmaceutiques pour la commercialisation de leurs produits. API et Aventis Behring ont également reçu des citations relatives à ces questions des états de Californie et du Texas en 2000. API a reçu une citation similaire de l'état du Massachusetts en avril 2001.

Actions collectives de personnes privées - Pratiques de commercialisation et de fixation des prix

API est défendeur dans un procès qui vise à obtenir le versement de dommages et intérêts à un groupe de personnes et d'entités qui affirment avoir surpayé certains produits pharmaceutiques dans le cadre de l'affaire du prix de gros moyen (« AWP ») décrite ci-dessus. L'action a été engagée en décembre 2001 devant des Cours fédérales à Boston, Massachusetts. Le procès invoque de prétendues violations de lois antitrust fédérales et du « Racketeer Influenced and Corrupt Organizations Act ». API est également défendeur dans un procès engagé par l'état du Montana concernant les pratiques de fixation des prix décrites dans le paragraphe « Pratiques de commercialisation et de fixation des prix » ci-dessus. Ce procès a été intenté en février 2002 devant la Cour du Montana. La plainte concerne le non-respect des règles de commercialisation et de protection des consommateurs, de fausses déclarations et le non-respect des dispositions contractuelles. Aventis, API et Aventis Behring ont été cités comme défendeurs dans un procès similaire intenté en décembre 2001 auprès de la Cour fédérale à Trenton, New Jersey, alléguant de la violation de lois antitrust fédérales.

Plaintes antitrust au Brésil
Une procédure pénale et trois procédures civiles concernant des violations de lois antitrust brésiliennes sont en cours au Brésil contre 21 sociétés pharmaceutiques, y compris Aventis Behring Ltda et Aventis Pharma Ltda au Brésil.

Risques environnement
Le Groupe est soumis à un environnement réglementaire complexe, évolutif et de plus en plus contraignant, dans les différentes zones où il exerce ses activités ou détient des installations produisant ou rejetant des produits soumis à réglementation, ou sensibles en matière de protection de l'environnement et de la santé humaine. Le respect par le Groupe des lois, réglementations et politiques d'application (en vigueur ou qui peuvent être mises en œuvre) relatives à la protection de l'environnement a induit et continue d'induire des coûts significatifs, et peut le contraindre à limiter la modification ou le développement de ses installations, à arrêter certaines productions, à mettre en place de coûteux équipements antipollution ou à engager des dépenses importantes en matière de dépollution, d'amendes et de pénalités.

En outre, de nombreux sites de production appartenant au Groupe ou lui ayant appartenu ont un historique industriel ancien. Comme cela se produit dans ce type d'activité, des pollutions du sous-sol et de la nappe phréatique ont été relevées sur certains sites dans le passé, d'autres pourraient se produire ou être identifiées à l'avenir sur d'autres sites. Le Groupe a entrepris des études, une surveillance ainsi que des travaux de dépollution du sol et du sous-sol sur certains de ces sites. De plus, le Groupe a participé et pourrait être amené dans le futur à participer au nettoyage de sites pollués (actuellement ou antérieurement détenus, loués ou appartenant à des tiers), en application des « U.S. Comprehensive Environmental Response », « Compensation and Liability Act » (« Superfund ») et autres réglementations du même type aux États-Unis et dans d'autres pays. Selon ces textes, le propriétaire ou l'opérateur d'un site pollué ainsi que la/les partie(s) responsable(s) de la pollution du site peuvent être conjointement tenus responsables de la remise en état du site, même en l'absence de faute. Des membres du Groupe ont été désignés comme « partie potentiellement responsable » ou par un terme équivalent en vertu du Superfund et d'autres lois similaires, américaines et étrangères, ou risquent d'être potentiellement déclarés responsables pour de nombreux sites, dont 9 sont actuellement réhabilités par le Groupe, et 37 par des tiers prioritairement responsables de la réhabilitation (par le biais d'indemnisations ou d'une autre manière).

En 1998, Aventis a conclu avec Rhodia un contrat d'indemnisation en matière d'environnement suivant lequel, sous réserve de certaines conditions, Rhodia peut réclamer à Aventis une indemnisation des coûts supportés suite à l'apparition de risques environnementaux non anticipés.

En outre, en ce qui concerne certaines activités transférées ou cédées par Aventis ou ses filiales, dont Celanese, Clariant, InfraServ Höchst et Messer Griesheim, le Groupe reste responsable de certains risques liés à l'environnement.

Sur la base des informations disponibles, la Direction du Groupe n'estime pas que le respect des réglementations en matière d'environnement ou des exigences de réhabilitation puisse avoir un effet significatif sur l'activité du Groupe, sa situation financière ou le résultat de ses opérations. Cependant, aucune garantie ne peut être donnée sur les conséquences d'événements nouveaux tels que la modification des textes de lois actuellement en vigueur, la promulgation de nouvelles lois ainsi que l'apparition ou le développement de faits nouveaux qui pourraient contraindre le Groupe à supporter des coûts supplémentaires significatifs de nature à pénaliser de façon importante l'activité du Groupe, sa situation financière ou le résultat de ses opérations.

b) Contrats de location non capitalisés

Les échéances des loyers futurs minimaux relatifs aux contrats de location non capitalisés sont les suivantes :

(en millions d'euros)

	31 décembre	
	2001	2000
2001	–	103
2002	170	111
2003	197	103
2004	179	93
2005	158	71
2006	144	–
Années ultérieures	594	161
Total	1 442	642

L'augmentation des engagements liés aux contrats de location non capitalisés résulte du déménagement du siège d'Aventis pour l'Amérique du Nord aux États-Unis d'Amérique.

c) Instruments financiers

Le Groupe maintient depuis plusieurs années une politique de couverture non systématique de ses risques de change et de taux d'intérêt, en fonction de ses propres anticipations qui sont revues périodiquement. S'agissant de contrats à terme et optionnels, les montants nominaux figurant dans les notes 25d et 25e ne représentent pas, par définition, des échanges de flux financiers.

d) Gestion du risque de taux

Dans le cadre de sa politique de gestion globale des taux, le Groupe gère son exposition au risque de taux en utilisant les instruments financiers suivants :

- contrats d'échange de taux,
- contrats à terme et optionnels sur marchés de gré à gré,
- contrats à terme et optionnels sur marchés organisés français et étrangers.

L'objectif de ces instruments est de minimiser l'impact des changements de taux sur les résultats opérationnels et financiers du Groupe.

A la date de clôture, les montants nominaux de ces contrats s'établissent comme suit :

(en millions d'euros)

	31 décembre 2001		31 décembre 2000	
	Euros	Devises	Euros	Devises
Contrats d'échange de taux	2 141	4 218	988	340
Contrats à terme et optionnels sur marchés organisés	932		1 033	
Total	3 073	4 218	2 021	340

L'augmentation des montants nominaux des instruments dérivés de gestion du risque de taux entre le 31 décembre 2000 et le 31 décembre 2001 est principalement liée à la restructuration de notre portefeuille de dettes du Groupe et à la prise en compte de couvertures de contrepartie. Les contrats d'échange de taux ont des maturités essentiellement comprises entre trois mois et cinq ans, à l'exception d'un contrat de dix ans. Les taux variables peuvent varier substantiellement.

e) Gestion du risque de change

La politique du Groupe est de gérer globalement sa position de change nette à l'aide d'instruments ordinaires généralement liquides, tels que des contrats d'échange de taux ou des contrats à terme dont la durée de vie est généralement inférieure à six mois.

Les opérations de couverture du risque de change sont centralisées au niveau d'Aventis dans tous les cas où la réglementation locale et les contraintes de gestion administrative le permettent.

A la date de clôture, les montants nominaux sont les suivants :

(en millions d'euros)

	31 décembre 2001		31 décembre 2000	
	Achats	Ventes	Achats	Ventes
Dollar américain	2 765	4 486	3 182	6 736
Livre sterling	446	965	173	930
Yen	89	183	201	403
Autres devises	258	862	295	874
Total	3 558	6 496	3 851	8 943

Les montants nominaux des contrats optionnels en devises détenus par le Groupe sont analysés ci-dessous.

Les montants en devises sont convertis en utilisant les cours en vigueur à la date de clôture :

(en millions d'euros)

	31 décembre 2001		31 décembre 2000	
	Achats	Ventes	Achats	Ventes
Dollar américain	913	295	0	464
Livre sterling	96	0	56	0
Yen	87	22	0	19
Réal brésilien	0	1 082	0	0
Autres	0	19	0	0
Total	1 096	1 418	56	483

La structure du portefeuille d'instruments (contrats à terme de devises et contrats optionnels en devises) utilisés pour gérer la position de change du Groupe n'est pas fixe, mais peut varier en fonction de l'anticipation des taux de change futurs.

L'augmentation des montants des ventes en réal brésilien et des achats en USD résulte de la cession et de l'acquisition d'options dans ces devises.

Les contrats conclus au 31 décembre 2001 ont des maturités essentiellement inférieures à 6 mois. Les taux de change peuvent varier substantiellement.

Les gains et pertes réalisés et latents différés sur couverture spécifique de rémunérations prioritaires futures sont présentés ci-dessous, ainsi que les dates prévues de constatation des résultats :

(en millions d'euros)

	31 décembre	
	2001	2000
A 1 an	(15)	(16)
1 à 5 ans	(8)	(23)
Total	(23)	(39)

f) Valeur de marché des instruments financiers

Les valeurs de marché et dans les comptes des instruments financiers détenus par le Groupe s'établissent comme défini dans le tableau ci-dessous :

(en millions d'euros)

	31 décembre 2001		31 décembre 2000	
	Valeurs de marché	Valeurs dans les comptes	Valeurs de marché	Valeurs dans les comptes
Contrats d'échange de taux	23	(24)	(56)	(4)
Contrats à terme de taux	(1)	(1)	1	1
Contrats d'échange de devises	(64)	(64)	35	35
Contrats à terme de devises	(7)	(8)	283	127
Total	(49)	(97)	263	159

Tous les instruments financiers détenus par le Groupe sont évalués à leur valeur de marché, à l'exception de ceux qualifiés de couvertures spécifiques. Les écarts entre valeurs de marché et valeurs dans les comptes constatés ci-dessus concernent donc les couvertures spécifiques et sont compensés par les pertes ou gains latents sur les opérations couvertes. La valeur comptable des contrats d'échange de taux correspond aux intérêts accumulés.

La valeur de marché des instruments financiers a été déterminée instrument par instrument, soit par les institutions financières indépendantes pour les opérations structurées, soit par le Groupe pour des opérations standard à partir des cours et des taux de clôture.

g) Risque de contrepartie

Les transactions qui génèrent potentiellement pour le Groupe une concentration de risques de contrepartie sont essentiellement :

- les placements financiers temporaires,
- les instruments dérivés et autres instruments financiers,
- les comptes clients.

Le Groupe réalise ses placements financiers temporaires et conclut ses contrats de taux ou devises avec des banques ou des institutions de premier plan. Le risque de contrepartie lié aux comptes clients est limité du fait du nombre important de clients constituant le portefeuille de clientèle du Groupe, de leur appartenance à des secteurs multiples de l'industrie et de leur dispersion géographique.

C'est pourquoi, le Groupe considère ne pas avoir de risque de contrepartie significatif.

h) Autres

Le Groupe dispose de lignes de crédits multidevises à court et moyen terme confirmées non utilisées à hauteur de 8 698 millions d'euros au 31 décembre 2001 (7 362 millions d'euros au 31 décembre 2000). Environ la moitié de ces lignes de crédit confirmées est soumise à des conditions relatives à la structure financière du Groupe Aventis et plus particulièrement au respect d'un ratio maximal d'endettement sur actif net.

Afin de gérer les risques liés aux variations de valeur de marché de certains titres, Aventis détient une option spécifique évaluée à sa valeur de marché. La valeur de marché nette négative comptabilisée fin décembre 2001 s'élevait à 66 millions d'euros.

Le Groupe estime qu'aucune perte significative ne résultera des engagements, ni des différents litiges ou procès connus dans lesquels des sociétés du Groupe peuvent être engagées, autres que celles qui ont été provisionnées.

26. INFORMATIONS PAR SECTEUR D'ACTIVITÉ ET ZONE GÉOGRAPHIQUE

Analyse par secteur

Les informations ci-dessous prennent en compte la nouvelle structure du Groupe Aventis.
Les informations relatives aux exercices 2000 et 1999 ont été retraitées afin d'être conformes à cette nouvelle structure.

(en millions d'euros)

	Médicaments de prescription*	Vaccins*	Autres activités pharma-ceutiques stratégiques*	Corporate	Aventis CropScience	Autres activités non pharma-ceutiques	Eliminations	Consolidé
Année 2001								
Chiffre d'affaires	15 120	1 425	1 129	0	4 303	1 012	(48)	22 941
Ventes inter-secteurs	(43)					(5)	48	0
Dotations aux amortissements hors écarts d'acquisition	(706)	(74)	(62)	(26)	(169)	(157)		(1 195)
Dotations aux amortissements des écarts d'acquisition	(537)	(28)	(18)	0	(64)	(3)		(650)
Résultat opérationnel	2 817	453	77	(342)	647	(13)		3 639
Total actif	24 690	2 638	2 667	1 766	5 108	2 365		39 234
Titres mis en équivalence	323	63	545	4	2	1 118		2 056
Acquisitions d'immobilisations corporelles	851	143	116	3	86	45		1 245
Fonds de roulement	2 346	237	702	(30)	1 799	137		5 190
Quote-part des sociétés en équivalence	5	39	169	0		(129)		85

* Ces trois segments peuvent être définis en tant qu'Aventis Pharma dans d'autres parties de ces états financiers consolidés.

(en millions d'euros)

	Médicaments de prescription*	Vaccins*	Autres activités pharma-ceutiques stratégiques*	Corporate	Aventis CropScience	Autres activités non pharma-ceutiques	Eliminations	Consolidé
Année 2000								
Chiffre d'affaires	13 848	1 092	1 151	0	4 029	2 258	(74)	22 304
Ventes inter-secteurs	(74)			0	0	0	74	0
Dotations aux amortissements hors écarts d'acquisition	(943)	(52)	(54)	(72)	(231)	(322)		(1 674)
Dotations aux amortissements des écarts d'acquisition	(535)	(25)	(16)	0	(166)	(10)		(752)
Résultat opérationnel	1 007	174	64	(435)	(182)	(11)		617
Total actif	24 945	2 352	2 087	2 125	5 776	4 898	0	42 183
Titres mis en équivalence	299	73	513	4	0	1 523	0	2 412
Acquisitions d'immobilisations corporelles	816	79	141	38	139	357		1 570
Fonds de roulement	2 370	262	598	(68)	1 645	334		5 141
Quote-part des sociétés en équivalence	(24)	64	122	0	0	82		244
Année 1999								
Chiffre d'affaires	5 229	802	0	4	2 008	4 669	(114)	12 598
Ventes inter-secteurs	(40)		0	(2)	(1)	(71)	114	0
Dotations aux amortissements hors écarts d'acquisition	(665)	(49)	0	(77)	(94)	(331)		(1 216)
Dotations aux amortissements des écarts d'acquisition	(370)	(23)	0	0	(10)	(11)		(414)
Résultat opérationnel	(707)	111	0	(269)	79	242		(544)
Total actif	24 020	2 036	1 489	4 367	6 165	3 511	(10)	41 578
Titres mis en équivalence	111	51	509	1 526	0	389	0	2 586
Acquisitions d'immobilisations corporelles	254	103	0	21	61	307		746
Fonds de roulement	2 752	238	431	117	2 001	310	(21)	5 828
Quote-part des sociétés en équivalence	(2)	62	121	5	0	8	(8)	186

* Ces trois segments peuvent être définis en tant qu'Aventis Pharma dans d'autres parties de ces états financiers consolidés.

Suite à la réorganisation des activités du Groupe, Aventis Animal Nutrition et Dade Behring ne sont plus considérés comme des activités stratégiques. Les chiffres relatifs à ces activités apparaissent désormais dans la colonne « Autres activités non pharmaceutiques », et les informations relatives aux périodes closes aux 31 décembre 2000 et 1999 ont été retraitées à des fins de comparaison. Aventis Behring et Merial sont inclus dans la colonne « Autres activités pharmaceutiques » et Messer (jusqu'au 1er avril 2001) dans la colonne « Autres activités non pharmaceutiques ».

Le Groupe a conclu des accords visant à céder Aventis CropScience et Aventis Animal Nutrition (voir note 1a).

Analyse par zone géographique de production

(en millions d'euros)

	France	Allemagne	Europe hors France et Allemagne	États-Unis d'Amérique et Canada	Asie	Autres pays	Elimi-nations	Consolidé
Année 2001								
Chiffre d'affaires net	8 020	4 558	4 631	8 932	2 588	2 681	(8 470)	22 941
Actifs long terme	5 901	2 514	2 745	11 899	986	396	–	24 441
Année 2000								
Chiffre d'affaire net	7 298	5 409	4 322	6 946	2 655	2 476	(6 802)	22 304
Actifs long terme	6 096	4 542	2 778	11 404	933	862	–	26 615
Année 1999								
Chiffre d'affaires net	5 787	956	2 479	3 252	906	1 545	(2 327)	12 598
Actifs long terme	5 544	3 580	3 139	12 057	1 360	855	–	26 535

Les actifs long terme correspondent au total des immobilisations corporelles et incorporelles, des titres mis en équivalence, des autres titres de participation, des prêts à plus d'un an, des charges à répartir et autres valeurs immobilisées en dehors des actifs d'impôts différés.

Le chiffre d'affaires de la zone France inclut les montants suivants à l'exportation :

(en millions d'euros)

	2001	2000	1999
Europe	1 967	1 646	1 679
États-Unis d'Amérique / Canada	923	656	899
Autres pays	2 257	1 533	1 181
Total	5 147	3 835	3 759

27. RÉMUNÉRATIONS PRIORITAIRES

Les rémunérations prioritaires brutes se décomposent ainsi :

(en millions d'euros)

	Note	2001	2000	1999
Titres préférentiels Série « A » 1993	10e	37	36	27
Titres participatifs 1983 et Série « A » 1989	10f, 10g	3	3	3
Titres subordonnés à durée indéterminée 1986 et 1993	10b, 10c, 10d	38	46	50
Sous-total		78	85	80
Titres privilégiés amortissables	11	50	33	39
Total		128	118	119

28. RÉSULTAT PAR ACTION

Le Groupe applique les règles de calcul du résultat par action telles que décrites en note 1o. La réconciliation entre le résultat de base par action et le résultat dilué par action est la suivante :

	2001	2000	1999
Actions ordinaires	787 553 585	780 546 131	390 147 598
Résultat de base par action			
Résultat net disponible revenant aux actionnaires d'Aventis (en millions d'euros)	1 505	(147)	(970)
Nombre moyen d'actions en circulation	787 553 585	780 546 131	390 147 598
Résultat de base par action (en euros)	1,91	(0,19)	(2,49)
Effet dilutif des titres convertibles : bons de souscription et plans de rémunération en actions			
Nombre d'actions complémentaires potentielles	8 471 933	–	–
Résultat dilué par action			
Résultat net disponible revenant aux actionnaires d'Aventis après effet sur le résultat des conversions potentielles (en millions d'euros)	1 505	(147)	(970)
Nombre moyen d'actions en circulation – méthode dilutive	796 025 518	780 546 131	390 147 598
Résultat dilué par action (en euros)	1,89	(0,19)	(2,49)

Compte tenu des résultats déficitaires du Groupe en 2000 et 1999, le résultat dilué par action est égal au résultat de base par action.

29. DISTRIBUTION DES RÉSULTATS

En 2001, l'Assemblée Générale a décidé, au titre de l'exercice 2000, la distribution d'un dividende par action ordinaire de 0,50 euro assortie d'un avoir fiscal de 0,25 euro, soit 393 millions d'euros.

En 2000, l'Assemblée Générale avait décidé, au titre de l'exercice 1999, la distribution d'un dividende par action ordinaire de 0,45 euro assortie d'un avoir fiscal de 0,23 euro, soit 351 millions d'euros.

En 1999, l'Assemblée Générale avait décidé, au titre de l'exercice 1998, la distribution d'un dividende par action ordinaire de 0,61 euro assortie d'un avoir fiscal de 0,31 euro, soit 227 millions d'euros.

30. RÉORGANISATION DU GROUPE (NON-AUDITÉ)

Les informations financières pro forma non-auditées sont présentées comme si la cession de Messer décrite en note 1 était intervenue :

- au 1er janvier 2000 en ce qui concerne les comptes de résultat pro forma pour l'exercice 2000, et au 1er janvier 2001 pour l'exercice 2001,
- au 31 décembre 2000, pour le bilan pro forma au 31 décembre 2000.

Ces données financières pro forma non-auditées ne donnent pas nécessairement une indication des résultats futurs d'Aventis ou de la situation financière qui aurait été obtenue si l'opération décrite ci-dessus était effectivement intervenue aux dates retenues pour l'élaboration des informations financières pro forma d'Aventis.

Les ajustements pro forma non-audités sont les suivants :

- déconsolidation du compte de résultat et du bilan de Messer,
- constatation des transactions inter-compagnies entre Aventis et Messer, qui étaient historiquement éliminées dans le compte de résultat consolidé d'Aventis,
- élimination de la plus-value nette de 133 millions d'euros enregistrée par Aventis suite à la cession de Messer (voir note 22),
- constatation dans l'évolution des capitaux propres et autres fonds propres non-amortissables consolidés des produits nets générés par la cession de Messer,
- constatation de la cession de Messer pour un montant net de 540 millions d'euros dont 230 millions d'euros de versements différés,
  - constatation des produits nets générés par la cession de Messer, en considérant que ces produits ont été reçus au 1er janvier 2000 et utilisés pour réduire l'endettement financier et les charges d'intérêts,
  - constatation des versements différés s'élevant à 230 millions d'euros, et les intérêts produits.

Les ajustements pro forma mentionnés ci-dessus ont été constatés en prenant en compte un taux d'impôt estimé de 40 %.

Compte de résultat pro forma non audité 2001 *(en millions d'euros)*

	Compte résultat consolidé condensé d'Aventis	Cession de Messer	Aventis pro forma
Chiffre d'affaires	22 941	(435)	22 506
Frais opérationnels	(19 302)	399	(18 903)
Résultat opérationnel	3 639	(36)	3 603
Part dans les résultats des sociétés mises en équivalence	85	3	88
Frais financiers nets	(704)	37	(667)
Autres revenus et charges nets	(134)	(126)	(260)
Impôts sur les résultats	(1 111)	(70)	(1 181)
Intérêts minoritaires	(142)		(142)
Rémunérations prioritaires	(128)		(128)
Résultat net	1 505	(192)	1 313
Résultat de base par action (en euros)	1,91		1,67
Résultat dilué par action (en euros)	1,89		1,65

Compte de résultat pro forma non audité 2000 *(en millions d'euros)*

	Compte résultat consolidé condensé d'Aventis	Cession de Messer	Aventis pro forma
Chiffre d'affaires	22 304	(1 672)	20 631
Frais opérationnels	(21 687)	1 647	(20 039)
Résultat opérationnel	617	(25)	592
Part dans les résultats des sociétés mises en équivalence	244	63	307
Frais financiers nets	(805)	133	(672)
Autres revenus et charges nets	(81)	178	97
Impôts sur les résultats	(60)	(153)	(213)
Intérêts minoritaires	56	(46)	10
Rémunérations prioritaires	(118)		(118)
Résultat net	(147)	(150)	3
Résultat de base par action (en euros)	(0,19)		0,00
Résultat dilué par action (en euros)	(0,19)		0,00

Bilan pro forma non audité au 31 décembre 2000 *(en millions d'euros)*

	Bilan Aventis	Cession de Messer	Aventis pro forma
Immobilisations incorporelles (valeurs nettes)	14 822	(102)	14 720
Immobilisations corporelles (valeurs nettes)	7 498	(2 040)	5 458
Immobilisations financières et autres valeurs immobilisées	5 851	20	5 871
Valeurs d'exploitation	4 118	(95)	4 023
Clients et effets à recevoir nets	3 469	(285)	3 184
Autres débiteurs	5 146	(204)	4 942
Liquidités et placements à court terme	1 279	(64)	1 215
Total de l'actif	42 183	(2 770)	39 413
Capitaux propres et autres fonds propres non amortissables	10 561	133	10 694
Titres privilégiés amortissables	272	–	272
Intérêts minoritaires	1 029	(246)	783
Provisions et autres passifs à plus d'un an	6 994	(407)	6 587
Emprunts à long et moyen terme	8 216	(1 428)	6 788
Emprunts à long et moyen terme – partie à moins d'un an	712	–	712
Fournisseurs et effets à payer	2 403	(144)	2 259
Autres créanciers	6 511	(238)	6 273
Emprunts à court terme et banques	5 485	(440)	5 045
Total du passif	42 183	(2 770)	39 413

31. PLANS DE RÉMUNÉRATION EN ACTIONS

Le Groupe a mis en place des plans d'options de souscription et d'achat d'actions et des plans d'épargne d'entreprise (PEE) qui permettent aux dirigeants et, dans le cadre des PEE, à la quasi-totalité du personnel d'acquérir ou de souscrire des actions Aventis à des prix inférieurs ou égaux au cours de Bourse. Conformément aux principes comptables français, le Groupe n'a constaté aucune charge au compte de résultat (voir note 14). Si les plans attribués en 2001, 2000 et 1999 avaient été valorisés conformément à la méthode de la juste valeur, les résultats nets consolidés et les résultats nets par action des exercices clos aux 31 décembre 2001, 2000 et 1999 auraient été les suivants :

	2001	2000	1999
Résultat net pro forma (en millions d'euros)	1 301	(246)	(990)
Résultat par action pro forma (en euros)	1,65	(0,32)	(2,54)

La juste valeur des plans d'options octroyés en 2001, 2000 et 1999 a été estimée selon le modèle Black-Sholes. Les hypothèses suivantes ont été utilisées pour les plans octroyés au cours de l'exercice 2001 : durée de vie des options de 3 ans ; volatilité attendue : 38,5 % ; rendement attendu du dividende : 0,9 % et taux d'intérêt sans risque : 4,3 %.

Ces informations pro forma ne sont pas représentatives de l'incidence de l'utilisation de la méthode de la juste valeur sur les performances futures du Groupe, dans la mesure où cette méthode s'appuie sur des hypothèses qui pourraient différer de la réalité, et ne prend en compte ni les plans octroyés avant 1995, ni les plans qui pourraient être mis en place à l'avenir.

Les plans d'épargne d'entreprise offrent à la quasi-totalité du personnel du Groupe la possibilité d'acquérir ou de souscrire des actions, à un prix d'émission égal à la moyenne des cours de Bourse des vingt jours précédant l'approbation du plan minorée d'un rabais de 15 %. Les actions peuvent être achetées pendant une très courte période (environ 2 semaines) et demeurent généralement bloquées sur une période de 5 ans. Dans ce cadre, 4 943 556 actions ordinaires ont été émises en 2000 au prix de 69,71 euros. Aucun plan d'épargne d'entreprise n'a été mis en place par Aventis en 1999.

Les plans d'option de souscription d'actions Aventis offrent un prix d'exercice égal à la moyenne des cours de Bourse des vingt jours précédant l'octroi diminuée d'un rabais de 5 à 10 % pour les plans mis en place avant le 30 juin 2001 et sans rabais pour le plan mis en place après cette date. Ces options ne peuvent être levées qu'après un délai de trois ans à compter de la date d'octroi et toute option non levée dans un délai de dix ans devient caduque. Ces droits sont perdus en cas de départ du salarié de la Société.

Dans le cadre de l'adaptation des plans de rémunération en actions, les bénéficiaires du plan de souscription d'actions mis en place en 1998 par le groupe Hoechst ont eu la possibilité, à leur initiative, d'être indemnisés en numéraire. La période d'exercice de cette option a couru du 21 décembre 1999 au 31 janvier 2000.

Les principaux mouvements relatifs aux plans d'options de souscription et d'achat d'actions Aventis, après adaptation des plans de rémunération existant chez Hoechst et exercice de l'option d'indemnisation offerte sur la période courant du 21 décembre 1999 au 31 janvier 2000, sont détaillés dans le tableau ci-dessous :

	2001		2000		1999	
	Options (en milliers)	Prix d'exercice moyen pondéré (en euros)	Options (en milliers)	Prix d'exercice moyen pondéré (en euros)	Options (en milliers)	Prix d'exercice moyen pondéré (en euros)
Options en circulation en début d'exercice	33 022	55,31	17 640	34,08	12 964	23,99
Options exercées	(1 428)	27,13	(1 751)	26,44	(3 165)	19,33
Options octroyées dans le cadre des plans Aventis	11 914	83,68	17 680	72,68	5 428	40,08
Options octroyées en échange d'options Hoechst	–	–	–	–	3 079	47,08
Options perdues	(618)	52,29	(547)	46,73	(666)	37,29
Options en circulation en fin d'exercice	42 890	64,26	33 022	55,31	17 640	34,08
Options exerçables en fin d'exercice	11 731	34,24	7 875	28,19	4 052	19,06

Le tableau suivant présente des données concernant les options de souscription et d'achat d'actions Aventis en circulation au 31 décembre 2001 :

	Options en circulation			Options pouvant être exercées	
Fourchette de prix d'exercice (en euros)	Nombre d'options en circulation au 31 décembre 2001 (en milliers)	Durée moyenne pondérée de vie résiduelle (en années)	Prix d'exercice moyen pondéré (en euros)	Nombre d'options pouvant être exercées au 31 décembre 2001 (en milliers)	Prix d'exercice moyen pondéré (en euros)
10 - 20	1 376	3	17,26	1 376	17,26
20 - 30	1 211	4	23,32	1 211	23,32
30 - 40	3 992	5	35,63	3 992	35,63
40 - 50	7 083	7	42,49	5 151	40,27
50 - 60	5 546	8	58,69	-	–
60 - 70	–	–	–	–	–
70 - 80	11 776	9	79,75	–	–
80 - 90	11 906	10	83,69	–	–
	42 890	8	64,26	11 731	34,24

Autres plans de rémunération en actions

Depuis 1997, le groupe Hoechst a mis en place plusieurs plans d'options indexées sur le cours de l'action (« Stock Appreciation Rights »). Ces plans ont été adaptés et renommés dans le cadre de la création d'Aventis. Au 31 décembre 2001, 1 194 859 options à un prix d'exercice moyen pondéré de 44,66 euros et avec une durée moyenne pondérée de vie résiduelle de deux ans restaient en circulation. Parmi ces options en circulation au 31 décembre 2001, 985 122 pouvaient être exercées à un taux d'exercice moyen pondéré de 44,02 euros et avec une durée moyenne pondérée de vie résiduelle d'un an.

La société Hoechst a ainsi procédé en 1998 à la mise en place d'un programme d'options indexées sur le cours de l'action. Ces options ont été consenties pour une durée totale de 5 ans (à partir du 31 mars 1998) assortie d'une période de blocage de 3 ans. Comme pour le plan de souscription d'actions mis en place en 1998, les bénéficiaires ont eu la possibilité, à leur initiative (entre le 21 décembre 1999 et le 31 janvier 2000) d'être indemnisés en numéraire sur la base du cours moyen de l'action Hoechst au cours des dix jours précédant la réalisation de l'offre publique d'échange.

32. EFFECTIFS (NON-AUDITÉ)

Les effectifs des sociétés intégrées globalement sont les suivants :

	31 décembre		
	2001	2000	1999
Pharma	74 207	74 123	76 481
Corporate	724	1 051	1 551
Aventis CropScience	15 314	15 742	16 366
Autres activités	1 484	11 573	12 855
Total	91 729	102 489	107 293

Comparativement à 2000, la principale variation résulte de la cession de Messer qui a entraîné une diminution du nombre de salariés d'environ 10 000.

33. ÉVÉNEMENTS POSTÉRIEURS À LA CLÔTURE

Les bilans des filiales du Groupe en Argentine ont été convertis sur la base du taux de 1,57 peso pour 1 USD, à savoir le taux de clôture du premier jour de cotation après la réouverture des marchés des changes en janvier 2002. Ceci n'a pas eu d'impact significatif sur les états financiers du Groupe.

Le 20 février 2002, Aventis et Bayer AG ont annoncé avoir signé une lettre d'intention au sujet du regroupement potentiel de leurs activités respectives dans le plasma sanguin, Aventis Behring et Bayer Biological Products. Cette activité regroupée serait conjointement détenue par Aventis et Bayer, tandis que Bayer aurait une participation majoritaire. La transaction envisagée est subordonnée à des procédures de revue, l'approbation des autorités compétentes et des organes de direction des sociétés et la finalisation d'un accord définitif.

34. PRINCIPALES DIFFÉRENCES ENTRE PRINCIPES COMPTABLES FRANÇAIS ET AMÉRICAINS

Le Groupe établit ses comptes consolidés conformément aux principes comptables français. Ces principes, tels qu'appliqués par le Groupe, présentent des divergences significatives par rapport aux principes comptables américains. Les effets de l'application des principes comptables américains sur le résultat net et la situation nette consolidée du Groupe sont présentés dans les tableaux ci-après.

Ces effets résultent principalement du traitement comptable retenu par le Groupe pour traduire la création d'Aventis, née du rapprochement entre Rhône-Poulenc et Hoechst (note 1) :

- Conformément aux règles comptables françaises, cette opération a été considérée comme l'acquisition de Hoechst par Rhône-Poulenc et a été traitée en vertu de la méthode dite dérogatoire prévue au paragraphe 215 de la nouvelle réglementation CRC 99-02. Cette méthode consiste à cumuler les résultats, actifs, passifs et capitaux propres de Rhône-Poulenc et Hoechst à leur valeur comptable historique.
- Selon les principes comptables américains, cette opération doit être traitée comme l'acquisition de Rhône-Poulenc par Hoechst. Le nombre d'actions Aventis créées en échange des actions et ADS Hoechst étant supérieur à 50 % (environ 52 %) de l'ensemble des titres constitutifs du capital social d'Aventis, cette opération est traitée comme l'acquisition de Rhône-Poulenc par Hoechst.

COMPTE DE RÉSULTAT CONDENSÉ

Effets de l'application des principes comptables américains sur le résultat net *(en millions d'euros)*

	Note	2001	2000	1999
Résultat net établi selon les principes comptables français		1 505	(147)	(970)
Ajustements relatifs au traitement du regroupement d'entreprises comme l'acquisition de Rhône-Poulenc par Hoechst				
• Extourne du résultat net (principes comptables français)		–	–	970
• Addition du résultat net de Hoechst (principes comptables américains) pour l'exercice 1999		–	–	411
• Addition du résultat net de Rhône-Poulenc sur la période 15/12/99 - 31/12/99 (principes comptables français)		–	–	(1 018)
• Extourne des coûts de transaction de Hoescht			–	97
Ajustements relatifs au traitement de l'opération comme une acquisition à juste valeur				
• Amortissement et dépréciation des écarts entre juste valeur et valeur nette comptable des actifs :				
- Marques, licences et autres actifs incorporels	(a)	(484)	(322)	(13)
- Immobilisations corporelles	(a)	(110)	(62)	(3)
- Titres mis en équivalence	(a)	(86)	(234)	(3)
• Amortissement des écarts d'acquisition	(b)	(27)	(35)	–
• Constatation en charges de la partie du coût d'acquisition correspondant aux projets de recherche et développement en cours		–	–	(3 052)
• Consommation des stocks revalorisés	(e)	–	(254)	(124)
• Opérations de restructuration	(d)	–	68	668
• Ajustement de la dépréciation complémentaire constatée sur certains actifs à long terme	(i)		(232)	186
Ajustement relatif à l'acquisition des 40 % d'intérêts minoritaires d'AgrEvo détenus par Schering comme une acquisition à juste valeur	(j)			
• Amortissement et dépréciation des écarts entre juste valeur et valeur nette comptable des actifs :				
- Ecart d'acquisition	(a)	(3)	(3)	–
- Marques, licences et autres actifs incorporels	(a)	(67)	(54)	–
- Immobilisations corporelles	(a)	(14)	(14)	–
• Constatation en charges de la partie du coût d'acquisition correspondant aux projets de recherche et développement en cours	(c)	–	(120)	–
• Consommation des stocks revalorisés	(e)	–	(65)	–
• Résultat de dilution	(k)	–	118	–

Effets de l'application des principes comptables américains sur le résultat net (suite) *(en millions d'euros)*

	Note	2001	2000	1999
Autres ajustements liés aux normes américaines				
• Evaluation des investissements conformément au FAS 115	(h)	(157)	(29)	–
• Neutralisation des effets de l'application de la méthode dérogatoire sur le résultat consolidé (selon les règles comptables françaises)	(l)	52	(41)	–
• Comptabilisation des instruments dérivés conformément au FAS 133	(m)			
- Effet de transition		(41)	–	–
- Effet sur la période		88	–	–
• Autres ajustements		(28)	(20)	–
Impact fiscal des ajustements relatifs à l'application des principes comptables américains	(f)	81	634	(164)
Intérêts minoritaires	(g)	29	104	(15)
Rémunérations des titres figurant en autres fonds propres non-amortissables		78	85	4
Résultat net avant rémunérations des titres figurant en autres fonds propres non-amortissables établi selon les principes comptables américains		**816**	**(623)**	**(3 026)**
Rémunérations des titres figurant en autres fonds propres non-amortissables		(78)	(85)	(4)
Résultat net revenant aux actionnaires d'Aventis établi selon les principes comptables américains		**738**	**(708)**	**(3 030)**

Comptes de résultat condensés établis selon les principes comptables américains *(en millions d'euros)*

	2001 [3]	2000 [1] [3]	1999 [3]
Chiffres d'affaires	22 506	20 632	12 415
Frais opérationnels hors recherche et développement	(16 131)	(17 525)	(10 461)
Frais de recherche et développement	(3 481)	(3 599)	(4 944)
Résultat (perte) opérationnel	**2 894**	**(492)**	**(2 990)**
Part dans les résultats des sociétés mises en équivalence	5	73	(28)
Frais financiers nets	(592)	(737)	(358)
Autres revenus et charges nets	(493)	(17)	614
Résultat de dilution lié à l'émission d'actions Aventis CropScience	–	118	–
Impôt sur les résultats	(1 080)	447	(728)
Intérêts minoritaires	(113)	113	(19)
Résultat net lié aux activités conservées	**621**	**(495)**	**(3 509)**
Résultat des activités cédées ou en cours de cession			
- Résultat de cessions	(15)	(128)	483
- Plus ou (moins)-value de cessions de titres	251		
Résultat lié aux activités cédées ou en cours de cession [3]	**236**	**(128)**	**483**
Résultat (perte) avant effet cumulé des changements de principes comptables	**857**	**(623)**	**(3 026)**
- Effet cumulé des changements de principes comptables, net d'impôts	(41)	–	–
Résultat net avant rémunérations des titres figurant en autres fonds propres non-amortissables établi selon les principes comptables américains	816	(623)	(3 026)
Rémunérations des titres figurant en autres fonds propres non-amortissables	(78)	(85)	(4)
Résultat net revenant aux actionnaires d'Aventis	738	(708)	(3 030)
Résultat (perte) de base par action - actions ordinaires			
Activités conservées	0,69	(0,74)	(7,86)
Activités cédées ou en cours de cession	0,30	(0,17)	1,08
Effet cumulé des changements de principes comptables	(0,05)	–	–
	0,94	**(0,91)**	**(6,78)**
Résultat (perte) dilué par action - actions ordinaires			
Activités conservées	0,68	(0,74)	(7,86)
Activités cédées ou en cours de cession	0,30	(0,17)	1,08
Effet cumulé des changements de principes comptables	(0,05)	–	–
	0,93	**(0,91)**	**(6,78)**

(1) Les états financiers historiques d'Aventis antérieurs au rapprochement avec Rhône-Poulenc sont ceux de Hoechst. Le compte de résultat de l'exercice 1999 établi selon les principes comptables américains reflète l'activité de Hoechst sur 12 mois ainsi que celle de Rhône-Poulenc sur la période allant du 15 au 31 décembre 1999.

(2) Le nombre d'actions d'Aventis antérieur au rapprochement entre Rhône-Poulenc et Hoechst a été recalculé en fonction du nombre d'actions reçues par les actionnaires de Hoechst à l'issue de l'offre publique d'échange et de l'apport Gallus. Ce nombre d'actions correspond au nombre moyen d'actions Hoechst en circulation divisé par le rapport d'échange de 1,333, soit 447 219 745 actions pour l'exercice 1999.

(3) Suite à la cession du groupe Messer au 1er avril 2001, les chiffres pour les exercices 2000 et 1999 ont été retraités à des fins de comparaison.

BILAN CONDENSÉ

Effet de l'application des principes comptables américains sur les capitaux propres

(en millions d'euros)

	Note	31 décembre		
		2001	2000	1999
Capitaux propres établis selon les principes comptables français		12 021	10 561	10 371
Ajustements des dépréciations exceptionnelles constatées sur certains actifs à long terme selon les principes comptables français	(i)	–	–	232
Ajustements relatifs au traitement de l'opération comme une acquisition à juste valeur				
• Marques, licences et autres actifs incorporels	(a)	6 385	6 397	6 169
- Amortissements et dépréciations cumulés	(a)	(674)	(343)	(13)
• Immobilisations corporelles	(a)	522	567	546
- Amortissements et dépréciations cumulés	(a)	(120)	(66)	(3)
• Stocks	(e)	–	378	378
- Consommations	(e)	–	(378)	(124)
• Eléments différés sur engagements de retraites	(a)	(100)	(100)	(100)
- Reprise	(a)	20	10	–
• Titres mis en équivalence	(a)	1 581	1 743	1 743
- Amortissements et dépréciations cumulés	(a)	(162)	(238)	(3)
• Ecart d'acquisition complémentaire	(b)	823	823	812
- Amortissements et dépréciations cumulés	(b)	(62)	(35)	–
Ajustements relatifs à l'acquisition des 40 % d'intérêts minoritaires d'AgrEvo détenus par Schering				
• Amortissement et dépréciation des écarts entre juste valeur et valeur nette comptable des actifs				
- Amortissements des écarts d'acquisition	(a)	(6)	(3)	–
- Marques, licences et autres actifs incorporels	(a)	(121)	(54)	–
- Immobilisations corporelles	(a)	(28)	(14)	–
• Constatation en charges de la partie du coût d'acquisition correspondant aux projets de recherche et développement en cours	(c)	(120)	(120)	–
• Consommation des stocks	(e)	(65)	(65)	–
• Résultat de dilution relatif à l'émission de nouvelles actions par Aventis Cropscience	(k)	118	118	–
Autres ajustements liés à l'application des principes comptables américains				
• Evaluation des investissements conformément au FAS 115	(h)	118	691	787
• Neutralisation des effets de l'application de la méthode dérogatoire selon les règles comptables françaises sur les réserves consolidées	(l)	(76)	(76)	–
• Comptabilisation des instruments dérivés conformément au FAS 133				
- Effet de transition		(41)	–	–
- Effet sur la période		88	–	–
• Autres ajustements		(41)	(30)	–
Impact fiscal des ajustements relatifs à l'application des principes comptables américains	(l)	(2 396)	(2 587)	(3 167)
Impact des ajustements relatifs à l'application des principes comptables américains sur les intérêts minoritaires	(g)	122	80	(25)
Capitaux propres établis selon les principes comptables américains		**17 786**	**17 258**	**17 603**

Capitaux propres établis selon les principes comptables américains au 1er janvier 2001	**17 258**
Résultat net avant rémunérations des titres figurant en autres fonds propres non-amortissables	816
Rémunérations des titres figurant en autres fonds propres non-amortissables	(78)
Variation de la réserve de conversion	416
Dividendes distribués au titre de 2000	(393)
Variation de la juste valeur des titres de placement, nette d'impôts	(331)
Emission d'actions ordinaires suite à l'exercice de bons de souscription et de stock-options	422
Rachat d'actions Aventis	(137)
Impôt compensatoire sur la distribution de dividendes	(187)
Capitaux propres établis selon les principes comptables américains au 31 décembre 2001	**17 786**

Bilans condensés établis selon les principes comptables américains *(en millions d'euros)*

	31 décembre	
	2001	2000
ACTIF		
Liquidités et placements à court terme	814	661
Titres de placement	962	1 309
Autres actifs à court terme	11 397	12 732
Autres actifs à long terme	3 741	2 732
Titres mis en équivalence et autres titres de participation	4 066	4 535
Immobilisations corporelles	6 217	8 095
Autres immobilisations incorporelles	8 292	9 001
Ecarts d'acquisition	13 224	13 532
Total actif	**48 713**	**52 597**
PASSIF		
Passif à court terme	8 129	8 914
Emprunts et autres dettes financières	10 668	14 413
Autres provisions et passifs long terme	6 751	6 776
Provision pour indemnités de départ et compléments de retraite	3 347	3 242
Quote-part de partenariat à rembourser	284	–
Intérêts minoritaires	1 548	1 722
Titres privilégiés amortissables	200	272
Capitaux propres	17 786	17 258
Total passif	**48 713**	**52 597**

Tableau des flux condensés (établi selon les principes comptables américains) *(en millions d'euros)*

	31 décembre		
	2001	2000	1999 (1)
Résultat net (perte) avant rémunération des titres figurant en autres fonds propres non-amortissables	816	(623)	(3 026)
Elimination des charges et produits sans incidence sur la trésorerie provenant des opérations d'exploitation et variation des actifs/passifs d'exploitation	2 297	1 894	4 950
Total de la trésorerie provenant (consommée) des opérations d'exploitation	3 113	1 271	1 924
Total de la trésorerie provenant (consommée) des opérations d'investissement	(720)	(1 587)	1 010
Total de la trésorerie provenant (consommée) des opérations de financement	(2 197)	(314)	(2 633)
Effet des variations des cours de change sur la trésorerie	15	4	10
Augmentation (diminution) de la trésorerie	211	(626)	311
Effet net des changements de périmètre de consolidation	(58)	(3)	850
Trésorerie en début de période	661	1 290	129
Trésorerie en fin de période	814	661	1 290

(1) Les états financiers historiques d'Aventis antérieurs au rapprochement avec Rhône-Poulenc sont ceux de Hoechst. Le tableau des flux condensés de l'exercice 1999 établi selon les principes comptables américains reflète l'activité de Hoechst sur 12 mois ainsi que celle de Rhône-Poulenc sur la période allant du 15 au 31 décembre 1999.

NOTES SUR LES EFFETS DE L'APPLICATION DES PRINCIPES COMPTABLES AMÉRICAINS SUR LE COMPTE DE RÉSULTAT ET LES CAPITAUX PROPRES

(a) Affectation du coût d'acquisition sur les actifs et passifs identifiables de la cible

Le coût d'acquisition est affecté aux actifs et passifs identifiables de la cible sur la base de leurs justes valeurs. La partie du coût d'acquisition ainsi affectée aux actifs immobilisés est ensuite amortie en fonction de la durée de vie économique des actifs corporels et incorporels auxquels ils se rattachent. Les valeurs nettes de ces actifs ainsi réévalués sont revues de façon régulière pour tenir compte des événements et circonstances ayant pu modifier de façon sensible les flux financiers futurs non actualisés que ces actifs produiront du fait de leur utilisation et qui auraient pour conséquence la dépréciation de ces actifs. Concernant les engagements de retraite, les provisions enregistrées dans les comptes de la cible sont ajustées à hauteur de l'engagement actuariel prenant en compte le niveau futur de salaire. Cet ajustement apparaît sous la rubrique « Autres ajustements ». L'ensemble des écarts actuariels existant à la date d'acquisition est ainsi éliminé.

(b) Ecarts d'acquisition

La partie du coût d'acquisition considérée comme - excédentaire - car ne pouvant être affectée aux actifs et passifs identifiables de la cible est constatée en écart d'acquisition. Cet écart d'acquisition est amorti sur une durée établie en fonction de sa durée de vie économique. Dans le cas présent, cette durée a été estimée à trente ans. L'ajustement consiste donc à annuler les écarts d'acquisition historiques (et amortissements rattachés) relatifs aux diverses opérations réalisées par la cible et tels qu'enregistrés dans ses comptes, et à constater l'écart d'acquisition (et amortissements rattachés) issu de la présente acquisition.

(c) Projet de recherche et développement en cours

La partie du coût d'acquisition correspondant aux projets de recherche et développement en cours à la date d'acquisition est constatée en charge immédiatement.

(d) Opérations de restructuration

Certains coûts de restructuration de la cible, induits directement par l'opération de rapprochement et clairement établis et documentés à sa date de réalisation, sont considérés comme faisant partie du coût d'acquisition. Ils sont à ce titre inclus dans l'écart d'acquisition.

(e) Stocks
Cet impact résulte des stocks revalorisés à leur juste valeur dans le cadre du processus d'affectation du coût d'acquisition.

(f) Impact fiscal des ajustements relatifs à l'application des principes comptables américains
Cet ajustement traduit l'impact fiscal des divers éléments décrits ci-dessus à l'exception des points (b), (c) et (l) pour lesquels aucun impact fiscal ne doit être enregistré.

(g) Intérêts minoritaires
En décembre 1999, environ 96,75 % des titres en circulation de Hoechst ont été apportés lors de l'offre d'échange contre des titres Rhône-Poulenc et lors de l'apport Gallus (note 1a). L'ajustement pratiqué au 31 décembre 1999 consistait à constater la quote-part des intérêts minoritaires, soit 3,25 %, correspondant aux actionnaires qui n'ont pas apporté leurs titres Hoechst en échange de titres Aventis.

Aux 31 décembre 2000 et 2001, cet ajustement consiste à constater la quote-part des intérêts minoritaires, soit 2,43 %, correspondant aux actionnaires qui n'ont pas apporté leurs titres Hoechst en échange de titres Aventis et les intérêts minoritaires d'Aventis CropScience, soit 24 %, qui ont été acquis par Schering suite à la transaction d'AgrEvo.

(h) Titres de participation et de placement
Certains titres de placement, non destinés à être conservés par le Groupe sur une durée déterminée, sont enregistrés au bilan à leur juste valeur ; cette réévaluation est en revanche constatée par la situation nette. La participation détenue dans Clariant à hauteur de 11,9 % a été comptabilisée dans les autres titres de placement. La valeur comptable de cette participation résiduelle de Hoechst dans Clariant a donc été ajustée en contrepartie de la situation nette, ceci afin de traduire la juste valeur de cette participation à la clôture de l'exercice. L'impact fiscal différé relatif à ces réévaluations suit un traitement comptable symétrique (en résultat ou en capitaux propres) aux titres faisant l'objet de cette réévaluation.

En vertu des principes comptables américains, une diminution significative de la valeur de marché sur une période prolongée (par exemple 6 à 9 mois) est généralement considérée comme une « diminution non temporaire » entraînant la comptabilisation d'une dépréciation impactant le compte de résultat. En conséquence, le Groupe a enregistré au 31 décembre 2001 une dépréciation de 140 millions d'USD (157 millions d'euros) relative à son investissement dans Millennium conformément aux principes comptables américains.

En application des principes comptables français, ces investissements sont définis comme investissements stratégiques ou autres valeurs immobilisées.

Les investissements stratégiques sont évalués conformément au modèle de la valeur d'usage qui prend en compte, entre autres, les aspects stratégiques, les bénéfices économiques dérivés, l'intention et la capacité de détention à long terme.

Les autres valeurs immobilisées sont comptabilisées à leur coût historique. Elles sont dépréciées si le Groupe estime qu'elles ne sont pas recouvrables à leur valeur comptable.

Selon les principes comptables américains, les investissements définis comme des titres de placement dont la cession est envisagée à court terme sont enregistrés au bilan à leur juste valeur ; cette réévaluation est constatée au compte de résultat. En application des principes comptables français, ces investissements sont comptabilisés au plus bas de leur coût d'acquisition ou à leur valeur nette de réalisation.

(i) Dépréciations complémentaires pour pertes de valeur des actifs immobilisés

Dans le cadre de la création d'Aventis le 15 décembre 1999, le Groupe a annoncé son intention de céder certains bâtiments administratifs dans un futur proche. Ces bâtiments étaient toujours utilisés au 31 décembre 1999.

En application des principes comptables français, la dépréciation complémentaire pour perte de valeur des actifs immobilisés doit être comptabilisée dès que les événements permettent de démontrer qu'une perte de valeur est probable (cession future envisagée) et ceci même si les bâtiments en question sont toujours détenus et utilisés par le Groupe.

En application des principes comptables américains, la dépréciation complémentaire pour perte de valeur des actifs immobilisés détenus et utilisés par l'entreprise doit être calculée sur la base des flux de trésorerie futurs attendus. Si ces flux de trésorerie ne peuvent être déterminés (par exemple dans le cas de bâtiments administratifs), la perte de valeur doit se traduire par une réduction de la durée de vie économique des actifs concernés et donc par une accélération prospective de l'amortissement de ces actifs.

Au 31 décembre 1999, l'application des principes comptables français a conduit le Groupe à constater une dépréciation complémentaire pour pertes de valeur. En vertu des principes comptables américains, cette dépréciation a été annulée au 31 décembre 1999 et enregistrée au cours de l'année 2000, lorsque les actifs concernés ont été cédés.

(j) Transaction AgrEvo

En janvier 2000, Aventis CropScience a acquis les 40 % d'intérêts minoritaires résiduels d'AgrEvo, détenus par Schering. Selon les principes comptables américains, une telle transaction doit être enregistrée à sa juste valeur. En conséquence, des ajustements comparables à ceux décrits aux paragraphes (a), (c) et (e) ont été comptabilisés.

Cette acquisition a été rémunérée par l'émission de nouvelles actions Aventis CropScience, représentant 24 % du capital social.

(k) Résultat de dilution

L'émission de nouvelles actions Aventis CropScience a été traitée comme une cession de titres par Aventis (sa participation dans Aventis CropScience a diminué de 100 % à 76 %). En conséquence, un produit a été comptabilisé dans les comptes consolidés d'Aventis.

(l) Neutralisation des effets de l'application de la méthode dérogatoire sur les comptes consolidés

Conformément aux décisions prises et annoncées en décembre 1999, le Groupe a finalisé sur l'exercice 2000 l'opération de rapprochement avec le groupe Hoechst.

Le Groupe a ainsi procédé sur l'exercice 2000 à l'acquisition de la participation minoritaire de Schering dans AgrEvo rémunérée par l'émission de nouvelles actions Aventis CropScience. Comme indiqué en notes 1 et 3, cette transaction a été enregistrée conformément aux principes de la méthode dérogatoire prévue au paragraphe 215 du règlement CRC 99-02. L'enregistrement de cette transaction s'est ainsi traduit par une augmentation des réserves d'Aventis pour un montant de 76 millions d'euros.

Ce traitement, conforme aux principes comptables français, a été neutralisé pour être remplacé par celui présenté ci-dessus en notes (j) et (k).

De plus, certains actifs provenant du groupe Hoechst et identifiés lors du rapprochement comme non stratégiques et non liés à l'exploitation du Groupe ont été cédés sur l'exercice clos au 31 décembre 2000 (société HiServ ainsi que division Cutting et Welding du groupe Messer). Conformément aux principes de la méthode dérogatoire prévue au paragraphe 215 du règlement CRC 99-02 les résultats de cession relatifs à ces transactions ont été inscrits en capitaux propres pour leur montant net (41 millions d'euros).

Ces résultats de cession ont été maintenus dans le compte de résultat en application des principes comptables américains.

Au cours de l'exercice clos au 31 décembre 2001, le groupe Messer a été cédé. Afin de se conformer aux exigences susmentionnées, une partie des résultats nets de cession relatifs à cette transaction a été inscrite aux réserves pour un montant de 52 millions d'euros. Ces résultats de cession ont été maintenus dans le compte de résultat en application des principes comptables américains.

(m) Application de la règle FAS 133

Le Financial Accounting Standards Board (FASB) a promulgué en juin 1998 et juin 2000 les « Statements of Financial Accounting Standards » n° 133 et n° 138 « comptabilisation des instruments dérivés et des opérations de couverture ». Ces règles sont applicables pour toutes les clôtures trimestrielles des exercices fiscaux entamés après le 15 juin 2000 (soit à partir du 1er janvier 2001 pour le Groupe). Elles requièrent que tous les instruments dérivés soient comptabilisés au bilan à leur juste valeur. Les variations de juste valeur des instruments dérivés sont enregistrées sur chaque période en résultat ou dans les capitaux propres, selon que l'instrument dérivé est identifié ou non comme élément d'une opération de couverture, et dans ce dernier cas, selon la nature de la couverture.

L'ajustement à l'ouverture résultant de l'application initiale de cette nouvelle norme représente une perte nette de 41 millions d'euros (66 millions d'euros hors effet d'impôts). Elle correspond à l'ajustement du montant des réserves qui aurait été reportées au 1er janvier 2001 si cette norme avait été appliquée de manière rétroactive au cours des exercices précédents. Elle résulte principalement des opérations suivantes :

- les obligations échangeables Rhodia et Clariant contiennent, de façon implicite, des options d'achat émises par le Groupe sur les titres Rhodia et Clariant. Ces options sont à présent enregistrées au bilan à leur juste valeur, la variation de cette juste valeur étant constatée par le compte de résultat.
- Certains instruments dérivés ne remplissant plus les critères de couverture dictés par ces normes sont à présent enregistrés au bilan à leur juste valeur, la variation de cette juste valeur étant constatée par le compte de résultat.

L'application de la règle FAS 133 pour l'exercice clos au 31 décembre 2001 se solde par un profit net de 54 millions d'euros (88 millions d'euros hors effets d'impôts).

(n) Nouvelles règles comptables

La règle FAS 140 révise la règle FAS 125 pour les cessions de créances et autres transferts d'actifs financiers. Certaines sociétés du Groupe procèdent à des cessions de créances commerciales dans le cadre de programmes de titrisation mis en place par Aventis aux États-Unis d'Amérique, en Europe et au Japon. Les créances cédées dans ce cadre sont les créances qui remplissent les conditions requises.

Au 31 décembre 2001, le montant brut cédé atteignait 1 540 millions d'euros.

Dans le cadre de ces programmes de titrisation, ces actifs sont transférés par les filiales d'Aventis aux banques sur une base mensuelle contre un paiement comptant représentant la différence entre le montant brut cédé et la garantie de bonne fin d'encaissement retenue par la banque. Cette garantie est variable (jusqu'à 20 %) et son pourcentage est calculé par les banques sur la base des performances historiques des créances. Au 31 décembre 2001, le montant de cette garantie de bonne fin d'encaissement s'élevait à 142 millions d'euros.

En 2001, le Financial Accounting Standards Board (FASB) a promulgué plusieurs nouvelles règles.

Norme FAS 141 « Regroupements d'entreprises » et Norme FAS 142 « Ecarts d'acquisition et autres actifs corporels »

Ces normes imposent désormais que tous les rapprochements d'entreprises soient comptablisés selon la méthode de l'acquisition à juste valeur et que les amortissements des écarts d'acquisition et autres actifs corporels ayant une durée de vie indéfinie soient supprimés et remplacés par des tests de dépréciation sur une base périodique au moins annuelle. Elles précisent par ailleurs les règles de comptabilisation, de présentation et d'informations relatives à ces éléments.

Ces normes précisent notamment les critères d'identification des actifs incorporels, les modalités d'affectation des actifs et passifs (y compris les écarts d'acquisition) aux unités de reporting et la méthodologie retenue pour la réalisation de tests de dépréciation.

Ces normes sont applicables à tous les regroupements d'entreprise initiés après le 30 juin 2001. Les mesures spécifiques relatives aux écarts d'acquisition et aux autres immobilisations incorporelles sont applicables à compter du 1er janvier 2002.

Norme FAS 143 « Traitement comptable des obligations de fin de vie des actifs à long terme »

Cette norme requiert que les obligations liées aux sorties d'actifs à long terme soient comptabilisées au passif dès que l'existence de ces obligations est démontrée, le montant à comptabiliser étant initialement mesuré à sa juste valeur. La provision est progressivement augmentée afin de refléter la valeur actuelle de l'obligation, les frais correspondants sont capitalisés et viennent s'ajouter à la valeur nette comptable de l'actif à long terme. Les frais ainsi capitalisés sont amortis sur la durée de vie résiduelle de l'actif concerné.

L'application de cette norme est obligatoire aux exercices ouverts à compter du 15 juin 2002. En conséquence, le Groupe appliquera cette norme à compter du 1er janvier 2003.

Norme FAS 144 « Comptabilisation des dépréciations et sorties d'actifs à long terme »

La norme FAS 144 remplace la norme FAS 121 « Comptabilisation de la dépréciation des actifs à long terme et des actifs à long terme destinés à être abandonnés » ainsi que les dispositions de la norme APB 30 relatives aux règles de comptabilisation, de présentation et d'information en matière d'abandon de secteurs d'activité complets. Cette nouvelle norme reprend néanmoins les principes essentiels de l'ancienne norme FAS 121 en précisant ses modalités d'application. Elle précise notamment les critères de classification d'un actif ou groupe d'actifs dans la catégorie des actifs destinés à être cédés, retient les règles d'évaluation des actifs destinés à être cédés de l'ancienne norme FAS 121 et les étend aux cessions de secteurs complets d'activité et étend l'obligation de présenter de façon isolée les résultats des secteurs complets d'activité cédés ou destinés à être cédés aux « composantes autonomes » d'une entité.

L'application de cette norme est obligatoire aux exercices ouverts à compter du 15 décembre 2001. En conséquence, le Groupe appliquera cette norme à compter du 1er janvier 2002.

Le Groupe évalue actuellement l'impact de l'adoption de ces nouvelles normes.

4. Comptes sociaux

Commentaires sur les comptes sociaux

BILAN ACTIF

Au 31 décembre 2001, le poste *« Participations »* s'élève à 32 004 millions d'euros, contre 31 690 millions d'euros au 31 décembre 2000, soit une augmentation de 314 millions d'euros s'expliquant principalement par :
- l'augmentation de la valeur des titres de la société Hoechst AG suite à l'apport à cette même société des titres de la société Gallus GmbH,
- l'augmentation de capital de la société RPR Inc. pour 548 millions d'euros,
- la dotation aux provisions pour dépréciation des titres de la société Rhodia pour 235 millions d'euros.

Les postes *« Créances rattachées à des participations »* et *« Créances »*, au 31 décembre 2001 comme au 31 décembre 2000, regroupent les avances à long terme, court terme et en fonds de trésorerie consenties aux filiales et participations d'Aventis :
- les avances à court terme s'élèvent à 4 984 millions d'euros au 31 décembre 2001, contre 4 555 millions d'euros au 31 décembre 2000,
- les avances en fonds de trésorerie s'élèvent à 1 492 millions d'euros au 31 décembre 2001, contre 2 508 millions d'euros au 31 décembre 2000.

Le poste *« Autres immobilisations financières »* s'élève à 217 millions d'euros au 31 décembre 2001, contre 90 millions d'euros au 31 décembre 2000, la société détient 1 801 787 de ses propres titres pour 137 millions d'euros.

Les *« Valeurs mobilières de placement »* s'élèvent à 96 millions d'euros au 31 décembre 2001, contre 51 millions d'euros au 31 décembre 2000 par suite d'acquisition : il s'agit de placements liquides en fonds communs.

BILAN PASSIF

Les *« Capitaux propres »* ont enregistré au cours de l'exercice :

Capital social,
- une augmentation de 3 millions d'euros, le 31 décembre 2001, constatant l'émission de 886 514 actions nouvelles consécutivement à l'exercice d'options,
- une augmentation de 34 millions d'euros, constatant l'émission de 8 855 606 actions nouvelles consécutivement à l'exercice de bons de souscription.

Primes d'émission,
- une augmentation de 17 millions d'euros consécutivement à l'exercice d'options et de 375 millions d'euros consécutivement à l'exercice de bons de souscription d'actions en 2001.

Autres postes,
- l'incidence de l'affectation du résultat de l'exercice 2000, suite aux décisions prises par l'Assemblée Générale Mixte du 21 mai 2001.

Les *« Provisions pour risques »* représentent 453 millions d'euros au 31 décembre 2001, contre 372 millions d'euros au 31 décembre 2000, soit une augmentation de 81 millions d'euros principalement en raison de la variation d'un exercice sur l'autre des provisions pour risques de change (augmentation de 66 millions d'euros), des provisions pour risques financiers et exceptionnels (augmentation de 14 millions d'euros).

Les *« Provisions pour charges »*
La provision pour charges représente les engagements relatifs aux droits des salariés et anciens salariés de la société en matière d'indemnités de départ en retraite et de retraite. Afin d'améliorer la lisibilité des informations relatives aux provisions pour retraite, l'économie fiscale latente y afférant est maintenant présentée à l'actif du bilan. Il s'ensuit une augmentation desdites provisions

de 27 millions d'euros. Le solde de ces provisions s'élève ainsi à 75 millions d'euros au 31 décembre 2001, contre 44 millions d'euros au 31 décembre 2000 soit une variation globale de 31 millions d'euros ou 4 millions d'euros hors effet de la modification de présentation mentionnée précédemment.

L'ensemble des « Dettes financières » représente 12 110 millions d'euros au 31 décembre 2001, contre 13 246 millions d'euros au 31 décembre 2000. La variation de ce poste représente une amélioration de l'endettement brut de 1 136 million d'euros.

COMPTE DE RÉSULTAT

Le *« Résultat financier »* enregistre en 2001 un profit de 185 millions d'euros, semblable à celui de 2000.

Ce résultat est constitué principalement :
- des dividendes de titres de participation pour 842 millions d'euros, en diminution de 451 millions d'euros (provenant essentiellement du dividende exceptionnel de Gallus GmbH), en 2000
- de dotations nettes aux provisions pour dépréciations de 235 millions d'euros sur titres Rhodia, sous déduction :
- des frais financiers nets pour 374 millions d'euros, en diminution de 42 millions d'euros,
- des profits de changes nets pour 12 millions d'euros, contre 265 millions d'euros de perte en 2000.

Les *« Autres Produits (Charges) d'exploitation »* font apparaître un profit de 74 millions d'euros, contre une perte de 36 millions d'euros, amélioration due à une augmentation des royalties facturées pour l'usage du nom Aventis.

Le *« Résultat exceptionnel »* fait apparaître un profit de 32 millions d'euros, contre 132 millions d'euros l'exercice précédent : la variation provient essentiellement des résultats sur cession de titres de participation et d'immobilisations corporelles.

Le *« Résultat net du régime fiscal de groupe »* est un profit de 208 millions d'euros en 2001, contre 139 millions d'euros en 2000 (il s'inscrit dans le cadre du régime de consolidation fiscale mondiale).

In fine, le résultat net d'Aventis en 2001 est un profit de 499 millions d'euros.

Comptes sociaux résumés

Bilan *(en millions d'euros)*

Actif	31 décembre 2001			31 décembre 2000
	Montant brut	Amortissement provisions	Montant net	Montant net
Immobilisations incorporelles	13	– 4	9	11
Immobilisations corporelles	13	– 3	10	10
Immobilisations financières (notes 2, 3, 4)				
Participations	0	0	0	0
Autres participations	32 310	– 306	32 004	31 690
Créances rattachées à des participations	4 984	0	4 984	4 555
Autres immobilisations financières	219	– 2	217	90
ACTIF IMMOBILISÉ	37 539	– 315	37 224	36 356
Stocks				
Créances (note 5)	1 839		1 839	3 063
Valeurs mobilières de placement (note 6)	96		96	51
Disponibilités et dépôts à court terme	87		87	245
Charges constatées d'avance (note 7)	43		43	66
ACTIF CIRCULANT	2 065	0	2 065	3 425
Charges à répartir sur plusieurs exercices (note 8)	11		11	12
Primes de remboursement des obligations	4		4	0
Écarts de conversion actif	328		328	292
TOTAL GÉNÉRAL	39 947	– 315	39 632	40 085

Bilan *(en millions d'euros)*

Passif	31 décembre 2001 Avant répartition	31 décembre 2001 Après répartition	31 décembre 2000 Après répartition
Capital social (dont versé 3 039)	3 039	3 039	3 002
Primes d'émission, de fusion, d'apport	21 283	21 283	20 891
Écart de réévaluation	15	15	15
Réserve légale	196	221	196
Réserves règlementées	320	320	320
Report à nouveau	901	913	901
Écart d'équivalence			0
Résultat de l'exercice	499	0	0
Provisions règlementées			0
CAPITAUX PROPRES (note 9)	26 253	25 791	25 325
Produit de l'émission de titres subordonnés à durée indéterminée (note 10)	503	503	503
Produits des émissions de titres participatifs (note 11)	28	28	28
AUTRES FONDS PROPRES	531	531	531
Provisions pour risques (note 12)	453	453	372
Provisions pour charges (note 13)	75	75	44
PROVISIONS POUR RISQUES ET CHARGES	528	528	416
Autres emprunts obligataires	3 219	3 219	1 963
Emprunts et dettes auprès des établissements de crédit	604	604	2 670
Emprunts et dettes financières divers	8 287	8 287	8 613
DETTES FINANCIERES (note 14)	12 110	12 110	13 246
Dettes fiscales et sociales	18	18	29
Autres dettes	192	654	538
DETTES	12 320	12 782	13 813
Écarts de conversion passif (5)	0	0	0
TOTAL GÉNÉRAL	39 632	39 632	40 085

Compte de résultat *(en millions d'euros)*

	Exercice 2001	Exercice 2000
Dividendes des Titres de Participation (note 15)	842	1 293
Produits d'Intérêts (note 16)	365	406
Charges d'Intérêts	−739	−822
Sous-total	468	877
Dotation nette aux Provisions pour dépréciation de titres (note 17)	−235	−429
Dotation nette aux Provisions pour risques sur filiales (note 17)	0	5
Pertes sur créances rattachées à des participations (note 17)	0	0
Sous-total	−235	−424
Revenus, Plus-values de cession et Provisions sur Valeurs mobilières de placement		21
Profits (Pertes) de change nets	12	−265
Autres Produits (Charges) Financiers nets	−60	−24
RÉSULTAT FINANCIER	185	185
Autres Produits (Charges) d'exploitation nets (note 18)	74	−36
RÉSULTAT COURANT AVANT IMPÔT	259	149
RÉSULTAT EXCEPTIONNEL (note 19)	32	132
RÉSULTAT AVANT EFFET D'IMPÔT	291	281
Résultat Net du Régime fiscal de Groupe (note 20)	208	139
RÉSULTAT NET	499	420

Résultats (et autres éléments caractéristiques) de la société au cours des cinq derniers exercices

(Articles 133, 135 et 148 du décret du 23 mars 1967 sur les sociétés commerciales)

Nature des indications	2001	2000	1999	1998	1997
I. CAPITAL EN FIN D'EXERCICE					
Capital social (milliers d'euros depuis le 25/01/1999)	3 039 275	3 002 059	2 978 896	1 417 432	1 375 186
Nombre d'actions ordinaires (1)	795 621 603	785 879 483	779 815 716	371 909 774	359 898 272
Nombre d'actions privilégiées « B » (1)			0		926 820
Nombre de bons de souscriptions non exercés au 31 décembre (2)	0	26 603 988	26 611 185	26 614 206	26 615 880
II. OPÉRATIONS ET RÉSULTATS DE L'EXERCICE (milliers d'euros)					
Chiffre d'affaires hors taxes	261 451	187 444	95 600	97 422	95 272
Résultat avant impôts, dotations aux amortissements et provisions	394 219	958 447	238 658	– 467 986	1 322 327
Impôts sur les bénéfices (*)	834	12 537	9 383	2 443	436
Résultat après impôts, dotations aux amortissements et provisions	498 674	419 975	750 833	– 861 430	857 341
Résultat distribué :					
- dividendes		392 940	350 917	226 935	207 287
- précompte					
III. RÉSULTATS PAR ACTION (en euros)					
Résultat après impôts, mais avant dotations aux amortissements et provisions	0,49	1,20	0,29	– 1,27	2,63
Résultat après impôts, dotations aux amortissements et provisions	0,63	0,53	0,96	– 2,32	2,38
Dividende attribué à chaque action ordinaire (montant net)		0,50	0,45	0,61	0,57
Dividende attribué à chaque action privilégiée « B » (montant net)					0,57
IV. PERSONNEL					
Effectif moyen des salariés employés pendant l'exercice	185	178	176	227	222
Montant de la masse salariale de l'exercice (milliers d'euros)	26 172	30 077	18 187	22 211	22 423
Montant des sommes versées au titre des avantages sociaux de l'exercice (Sécurité Sociale, œuvres sociales...) (milliers d'euros)	12 401	15 189	10 819	12 036	11 546

(1) Récapitulation des émissions successives d'actions ordinaires formant le capital	2001	2000	1999	1998	1997
Augmentation de capital réservée aux salariés (et anciens salariés de 1997 à 2000)		4 943 556		1 704 397	1 184 101
Augmentation de capital résultant du paiement du dividende en actions					4 774 337
Augmentation de capital résultant d'exercice d'options de souscription	886 514	1 117 812	2 047 798	61 000	3 000
Augmentation de capital par émission de « ABSA » et à partir de 1998 consécutives à l'exercice des bons	8 855 606	2 399	1 565	30	26 615 970
Augmentation de capital résultant de l'offre publique d'échange des « titres participatifs 1983 »				9 319 255	
Conversion des 926 820 actions privilégiées « B » en 926 820 actions ordinaires				926 820	
Augmentation de capital résultant de l'offre publique d'échange et de l'apport en nature « Hoechst AG »			405 856 579		

Les actions ordinaires « A », à la suite de la conversion totale des actions privilégiées « B » en autant d'actions ordinaires le12/06/1998, ont perdu leur qualificatif « A »

Par décision du 25/01/1999, le capital social a été converti en euro, la valeur nominale de chaque action arrondie à 3,82 euros, le capital augmenté par prélèvement sur les Primes d'apport.

(2) Trois bons donnent le droit de souscrire, entre le 4/11/1997 et le 5/11/2001 à une action ordinaire « A » de 3,82 euros nominal au prix unitaire de 46,19 euros.

(*) Hors incidence du résultat de l'intégration fiscale.

Propositions et informations à l'Assemblée Générale

Partie ordinaire

L'Assemblée Générale Mixte du 14 mai 2002 propose aux actionnaires :

- de décider l'affectation suivante

du résultat de l'exercice, soit	498 673 537,42 euros
- Dotation à la réserve légale (5 %) d'un montant de	24 933 676,87 euros
SOLDE	*473 739 860,55 euros*
- Report à nouveau antérieur	900 978 605,42 euros
- Bénéfice distribuable	1 374 718 465,97 euros
- Dividende aux 795 621 603 actions, soit	461 460 529,74 euros
- Report à nouveau après affectation	913 257 936,23 euros

Il sera ainsi distribué à chaque action un dividende net de 0,58 euro auquel il est attaché, dans les conditions prévues par la réglementation en vigueur, un remboursement d'impôt déjà payé au Trésor (avoir fiscal) de 0,29 euro, portant le revenu global à 0,87 euro.

- de décider que le détachement du coupon de dividende interviendra le 17 mai 2002 et que le dividende sera mis en paiement, en euro à compter du 17 juin 2002.

Dans l'hypothèse où à cette date, la société détiendrait certaines de ses actions, le montant du dividende correspondant serait affecté en report à nouveau.

- de constater, par ailleurs, que pour les trois exercices précédents, les dividendes nets distribués, les impôts déjà payés au Trésor (avoirs fiscaux) et les revenus globaux correspondants, sont, pour chaque catégorie de titres, les suivants :

Exercice	Dividende net distribué	Impôt déjà payé au Trésor (avoir fiscal)	Revenu global
1998	0,609 €	0,304 €	0,914 €
1999	0,45 €	0,225 €	0,675 €
2000	0,50 €	0,25 €	0,75 €

Opérations en Bourse effectuées sur les actions de la société en vue de régulariser leur marché

OPÉRATIONS EFFECTUÉES AU COURS DE L'EXERCICE

La société a fait usage de l'autorisation accordée lors de l'Assemblée du 21 mai 2001, d'acquérir sur le marché ou hors marché des actions de la société, dans le but de régulariser le cours de l'action, au cours de l'exercice 2001. Conformément à la loi, 1 801 787 actions ont été achetées à un prix moyen de 76,14 euros. Aucune action n'a été cédée.

Nouvelle autorisation sollicitée

Le renouvellement de l'autorisation accordée à la société d'acheter ses propres titres conformément aux dispositions des articles L 225-209 à L 225-212 du Code de Commerce, est demandé.

Cette autorisation permettra notamment à la Société de :

a) régulariser le cours de bourse de l'action de la Société par intervention systématique en contre tendance,

b) attribuer des actions aux salariés ou mandataires sociaux de la Société ou des sociétés qui lui sont liées au sens de l'article L 225-180 du Code de Commerce,

c) conserver les actions et, le cas échéant, les transférer par tous moyens, y compris par des opérations optionnelles, et notamment par cession en bourse ou de gré à gré, cession de blocs, offres publiques d'achat, d'échange ou de vente, achat, vente d'options d'achat ou de vente,

d) utiliser les actions de toute manière appropriée pour optimiser la gestion des fonds propres de la Société et pour réaliser des opérations de croissance externe,

e) annuler les actions acquises.

Conformément à la réglementation en vigueur, une note d'information visée par la COB relative au programme de rachat autorisé sera mise à la disposition des actionnaires.

Le nombre d'actions susceptible d'être acquis au titre de la présente autorisation ne pourra excéder 10 % du capital social.

Il est proposé de fixer à 120 euros le prix maximum d'achat et à 70 euros le prix minimum de vente.

Dans le cadre de cette autorisation, le Directoire, avec faculté de subdélégation, pourra notamment passer tous ordres de bourse, conclure tous accords pour la tenue des registres d'achats et ventes d'actions, effectuer toutes déclarations auprès de tous organismes, remplir toutes formalités et, d'une manière générale faire le nécessaire.

Il est rappelé que l'Assemblée de l'an passé a autorisé, pour une durée de deux ans, la réduction du capital qu'impliquerait une éventuelle annulation des titres.

La présente autorisation annule et remplace celle donnée par l'Assemblée Générale du 21 mai 2001 et est consentie pour une durée de dix-huit mois.

Information sur les prises de participations ou de contrôle au cours de l'exercice

Conformément aux dispositions de l'article L 233-6 du Code de Commerce, il convient de vous informer qu'Aventis n'a pris au cours de l'exercice clos le 31 décembre 2001, aucune nouvelle participation.

Émissions obligataires

Utilisation de l'autorisation d'émission

Il est rappelé que l'Assemblée Générale du 24 mai 2000 a délégué au Directoire, pendant une période de cinq ans, les pouvoirs nécessaires à l'effet de procéder, tant en France qu'à l'étranger (avec appel public à l'épargne ou non), dans la limite d'un montant nominal maximum de 6 milliards d'euros, à l'émission d'obligations ou de toutes valeurs mobilières représentatives de créances sur la société, assortie ou non de bons donnant éventuellement droit à souscrire ou à acquérir d'autres valeurs mobilières représentatives de titres de créances.

Cette délégation révoquait, à compter du 24 mai 2000, et pour sa partie non engagée, la délégation accordée par l'Assemblée Générale du 26 mai 1999.

Dans le cadre des dispositions antérieures accordées, la société a procédé à différentes émissions obligataires. La liste, ci-après, détaille les opérations non encore amorties.

Au titre de l'autorisation du 13 avril 1995

Émission	Montant nominal	Durée	Cotation	N° visa COB/ Note d'opération	Date visa COB/ Note d'opération
Mars 1997	250 MF	6 ans	Euronext Paris	97-151	24.03.97
Mars 1998	1 000 MF	8 ans	Euronext Paris	98-219	31.03.98

Au titre de l'autorisation du 26 mai 1999

Obligations à option d'échange contre des actions RHODIA existantes

Émission	Montant nominal	Durée	Cotation	N° visa COB/ Note d'opération	Date visa COB/ Note d'opération
Octobre 1999	1 050 M€	4 ans	Euronext Paris + Bourse du Luxembourg	99-1275	15.10.99

Au titre de l'autorisation du 24 mai 2000

Émission	Montant nominal	Durée	Cotation
Avril 2001	1 250 M€	5 ans	Bourse du Luxembourg

PROPOSITION DE NOMINATION DE DEUX NOUVEAUX MEMBRES AU CONSEIL DE SURVEILLANCE

Il est proposé de nommer au Conseil de Surveillance Monsieur Jürger Dormann et Monsieur Jean-René Fourtou, qui ont annoncé leur démission du Directoire. Ces membres seront nommés pour une durée de cinq ans, prenant fin à l'issue de l'Assemblée Générale Ordinaire appelée à statuer sur les comptes de l'exercice 2006.

Partie extraordinaire

Dans la partie extraordinaire de l'Assemblée, différentes modifications statutaires concernant le Directoire et le Conseil de Surveillance sont proposées, conformément aux dispositions du Code de Commerce, l'usage des nouveaux moyens de télécommunication pour les Assemblées Générales, l'harmonisation des statuts de la société par rapport au Code de Commerce et le renouvellement de deux autorisations accordées en 2000.

PROPOSITIONS DES MODIFICATIONS STATUTAIRES

Le Directoire propose de modifier les statuts (article 11 et article 14) afin de laisser plus de flexibilité dans la structure de Direction de la société.

Il est, par ailleurs, proposé différentes modifications statutaires, concernant l'article 16 des statuts relatifs aux Assemblées d'Actionnaires, avec l'introduction des nouvelles dispositions législatives relatives à l'utilisation de nouveaux moyens de télécommunication ; et concernant la mise en harmonie des statuts avec la nouvelle codification du Code de Commerce.

RENOUVELLEMENT D'AUTORISATIONS FINANCIÈRES

Autorisation d'émettre des actions et/ou des valeurs mobilières composées réservées aux adhérents du Plan d'Epargne d'Entreprise

Dans le cadre des dispositions de l'article L 443-1 et suivant du Code du Travail et de l'article L 225-138 du Code de Commerce, il est demandé de renouveler, au profit du Directoire la délégation accordée par l'Assemblée du 24 mai 2000.

Aux termes de cette dernière, le Directoire pourrait procéder à des émissions d'actions et/ou de valeurs mobilières composées Aventis réservées aux salariés de la société et des sociétés ou des groupements d'intérêt économique qui lui sont liés au sens de l'article L 225-180 du Code de Commerce, adhérent au plan d'épargne d'entreprise dans la limite d'un montant nominal maximum de 45 840 000 euros.

Cette délégation annulerait la précédente pour sa partie non engagée et serait accordée au Directoire pour une durée maximale de 26 mois.

Le Directoire estime que la réussite du Groupe Aventis passe par la réalisation régulière d'opérations mondiales de développement de l'actionnariat salarié, dans un souci de faire du plus grand nombre de salariés de véritables partenaires du Groupe portant ainsi une attention particulière à la création de valeur.

La souscription des actions et/ou de valeurs mobilières composées émises serait réalisée dans le cadre de la délégation décrite ci-dessus, si la résolution proposée, est adoptée.

Autorisation de consentir des options de souscription ou d'achat d'actions

Dans le cadre des dispositions des articles L 225-177 à L 225-185 du Code de Commerce et des articles 174-8 et suivants du décret du 23 mars 1967, il est enfin demandé de bien vouloir renouveler, au profit du Directoire, la délégation accordée par l'Assemblée du 24 mai 2000.

Aux termes de cette dernière, le Directoire, pourrait procéder à des attributions d'options donnant droit à la souscription ou à l'achat d'actions Aventis par les mandataires sociaux et les membres du personnel, ou certains d'entre eux, d'Aventis et des sociétés ou groupements d'intérêt économique qui lui sont liés au sens de l'article L 225-180 du Code de Commerce, dans la limite d'un montant maximum de 137 520 000 euros en valeur nominale.

Cette délégation annulerait la précédente pour sa partie non engagée et serait accordée au Directoire pour une durée maximum de trente-huit mois.

Rapport général des Commissaires aux comptes

RSM SALUSTRO REYDEL
8, avenue Delcassé
75008 Paris

COOPERS & LYBRAND AUDIT
32, rue Guersant
75017 Paris

Exercices clos le 31 décembre 2001, 2000 et 1999

Mesdames, Messieurs les Actionnaires
AVENTIS
Société anonyme à Directoire et Conseil de Surveillance
16, avenue de l'Europe
Espace Européen de l'Entreprise
67300 Schiltigheim

Mesdames, Messieurs,
En exécution de la mission qui nous a été confiée par votre Assemblée Générale, nous vous présentons notre rapport relatif à l'exercice clos le 31 décembre 2001 sur :
- le contrôle des comptes annuels de la Société Aventis, établis en euros, tels qu'ils sont joints au présent rapport ;
- les vérification spécifiques et les informations prévues par la loi.

Les comptes annuels ont été arrêtés par votre Directoire. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

I. OPINION SUR LES COMPTES ANNUELS

Nous avons effectué notre audit selon les normes de la profession ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiants les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.
Nous certifions que les comptes annuels sont réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la Société à la fin de cet exercice.

II. VÉRIFICATIONS ET INFORMATIONS SPÉCIFIQUES

Nous avons également procédé, conformément aux normes de la profession, aux vérifications spécifiques prévues par la loi.

Nous n'avons pas d'observations à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du Directoire et dans les documents adressés aux Actionnaires sur la situation financière et les comptes annuels.

En application de la loi, nous nous sommes assurés que les diverses informations relatives aux prises de participation et de contrôle, à l'identité des détenteurs du capital vous ont été communiquées dans le rapport de gestion.

Fait à Paris, le 12 février 2002.

RSM Salustro Reydel	Coopers & Lybrand Audit Membre de PricewaterhouseCoopers
Benoît Lebrun	Pierre-Bernard Anglade

5. *Informations à caractère général*

Principales dispositions sur la Société

DÉNOMINATION
Aventis

SIÈGE SOCIAL
16, avenue de l'Europe
Espace Européen de l'Entreprise
67300 Schiltigheim

FORME JURIDIQUE
La société Aventis est une société anonyme de droit français, à Directoire et Conseil de Surveillance, régie par les dispositions des articles L 225-57 à L 225-93 du Code de Commerce.

REGISTRE DU COMMERCE ET DES SOCIÉTÉS
542 064 308 RCS Strasbourg
Code APE : 741 J

DURÉE DE LA SOCIÉTÉ
La société constituée le 25 juillet 1895 expirera le 17 juillet 2030, sauf prorogation ou dissolution anticipée.

EXERCICE SOCIAL
Du 1er janvier au 31 décembre de la même année.

OBJET SOCIAL RÉSUMÉ (ARTICLE 2 DES STATUTS)
La société a pour objet, en France et à l'étranger :
- la prise par tout moyen, la détention, la gestion, de toutes participations majoritaires ou minoritaires rattachées à tout secteur d'activité, en particulier relevant des « Sciences de la vie » et plus généralement, de toutes participations dans toutes sociétés ou entreprises ;
- l'assistance à ses filiales et participations dans tous les domaines ;
- et généralement, toutes opérations industrielles, commerciales, financières, civiles, mobilières ou immobilières pouvant se rattacher directement ou indirectement à l'un des objets visés ci-dessus ou à tous objets similaires ou connexes.

ACTIONS AVENTIS
Le capital social de la société est divisé en actions ordinaires, détenues soit sous la forme nominative, soit au porteur.

DROIT DE VOTE
Chaque action donne droit à un vote. Chaque membre de l'Assemblée a autant de voix qu'il possède ou représente d'actions.

Conformément à la loi, les résolutions proposées à l'Assemblée Générale sont votées à la majorité des voix, sauf en ce qui concerne les résolutions modifiant les statuts, qui requièrent la majorité des deux tiers des voix.

ASSEMBLÉES GÉNÉRALES
Les Assemblées Générales sont convoquées et délibèrent dans les conditions prévues par la Loi. Les propriétaires d'actions (au porteur ou inscrites sur un compte non tenu par la société) doivent, pour avoir le droit d'assister ou de se faire représenter aux Assemblées, déposer un certificat établi par l'intermédiaire teneur de leur compte constatant l'indisponibilité des titres jusqu'à la date de réunion, au lieu indiqué dans ladite convocation, cinq jours au moins avant la date fixée pour l'Assemblée. Les propriétaires d'actions nominatives inscrites à leur compte sur les registres de la société, cinq jours au moins avant la date de réunion de l'Assemblée.

Le Directoire ou, le cas échéant, le Conseil de Surveillance, a la faculté de réduire le délai prévu ci-dessus. Tout actionnaire peut donner pouvoir à un autre actionnaire ou à son conjoint en vue d'être représenté à une Assemblée. Il peut également voter par correspondance, conformément aux dispositions légales et réglementaires en vigueur.

Conformément à la loi, la validité des Assemblées Générales est subordonnée à la présence ou à la représentation d'actionnaires possédant un nombre minimum d'actions, variable selon la nature de l'Assemblée. Le quorum est calculé en fonction du nombre d'actions ayant droit de vote. Pour les

Assemblées Générales Ordinaires ou les résolutions à caractère ordinaire, le quorum requis sur première convocation est de un quart des actions ayant droit de vote. Pour les Assemblées Générales Extraordinaires ou les résolutions à caractère extraordinaire, le quorum requis sur première convocation est d'un tiers des actions ayant droit de vote.

Par le passé, le quorum n'a jamais été atteint pour une Assemblée Générale convoquée sur première convocation. Convoquée sur deuxième convocation, aucun quorum n'est requis en ce qui concerne l'Assemblée Générale dans sa partie ordinaire. Dans sa partie extraordinaire, le quorum requis est d'un quart des actions ayant droit de vote.

RÉPARTITION STATUTAIRE DES BÉNÉFICES

Conformément à l'article 18 des statuts, l'Assemblée Générale Ordinaire, après approbation des comptes et constatation de l'existence de sommes distribuables, décide du montant qui sera distribué aux actionnaires proportionnellement à leur part dans le capital social.

L'Assemblée Générale Ordinaire statuant sur les comptes de l'exercice a la faculté d'accorder à chaque actionnaire une option entre le paiement en numéraire ou en actions de tout ou partie du dividende ou des acomptes sur dividendes mis en distribution.

DÉCLARATION DE FRANCHISSEMENT DE SEUILS

L'article 7 des statuts de la société prévoit qu'outre l'obligation légale d'informer la société de la détention de certaines fractions du capital, toute personne physique ou morale venant à posséder un nombre d'actions et/ou de droits de vote égal ou supérieur à :

- 0,5 % du nombre total des actions et/ou des droits de vote doit, dans un délai de quinze jours, en informer la société, cette déclaration devant être renouvelée dans les mêmes conditions chaque fois qu'un nouveau seuil de 0,5 % est franchi, à la hausse ou à la baisse, jusqu'à 50 % inclus,
- 1 % du nombre total des actions et/ou des droits de vote doit, dans un délai de quinze jours, demander l'inscription de ses actions sous la forme nominative.

En cas d'inobservation de ces dispositions et à la demande d'un ou plusieurs actionnaires détenant au moins 5 % du capital social, les actions excédant la fraction non déclarée sont privées du droit de vote, dans les conditions prévues par la loi.

IDENTIFICATION DES TITRES AUX PORTEURS

La société peut, en application de l'article 7 des statuts et, conformément aux dispositions législatives et réglementaires en vigueur, demander à la Sicovam des renseignements permettant d'identifier les détenteurs de titres conférant immédiatement ou à terme le droit de vote dans ses assemblées, ainsi que la quantité de titres détenus par chacun d'entre eux.

LIEU OÙ PEUVENT ÊTRE CONSULTÉS LES DOCUMENTS DE LA SOCIÉTÉ

Les documents relatifs à la société peuvent être consultés au siège social de la société ou sur le site Web www.aventis.com qui donne notamment des informations sur le titre Aventis, rapports, communiqués de presse.

CONTRÔLE DES COMPTES

Commissaires aux comptes titulaires

COOPERS & LYBRAND AUDIT
Membre de PRICEWATERHOUSECOOPERS
32 rue Guersant - 75017 Paris
Date du premier mandat : 20 avril 1990
Dernier renouvellement du mandat : 24 mai 2000
Durée du mandat en cours : 6 exercices
Date d'expiration : à l'issue de l'Assemblée Générale statuant sur les comptes de l'exercice 2005

SALUSTRO-REYDEL - 8 avenue Delcassé - 75008 Paris
Date du premier mandat : 26 mai 1999
Dernier renouvellement du mandat : 24 mai 2000
Durée du mandat en cours : 6 exercices
Date d'expiration : à l'issue de l'Assemblée Générale statuant sur les comptes de l'exercice 2005

Commissaires aux comptes suppléants
Monsieur Gilles GUFFLET - 32 rue Guersant - 75833 Paris
Date du premier mandat : 26 mai 1998
Dernier renouvellement du mandat : 24 mai 2000
Durée du mandat en cours : 6 exercices
Date d'expiration : à l'issue de l'Assemblée Générale statuant sur les comptes de l'exercice 2005

Monsieur François CHEVREUX
8, avenue Delcassé - 75008 Paris
Date du premier mandat : 26 mai 1999
Dernier renouvellement du mandat : 24 mai 2000
Durée du mandat en cours : 6 exercices
Date d'expiration : à l'issue de l'Assemblée Générale statuant sur les comptes de l'exercice 2005

Réviseurs
PRICEWATERHOUSECOOPERS
32 rue Guersant - 75017 Paris
Date du premier mandat : 1973
Mandat renouvelable chaque année

Responsables du document de référence

PERSONNES QUI ASSUMENT LA RESPONSABILITÉ DU DOCUMENT DE RÉFÉRENCE

A notre connaissance, les données du présent document sont conformes à la réalité ; elles comprennent toutes les informations nécessaires aux investisseurs pour fonder leur jugement sur le patrimoine, l'activité, la situation financière, les résultats et les perspectives de l'émetteur ; elles ne comprennent pas d'omission de nature à en altérer la portée.

Le 5 avril 2002

Le Président du Directoire

Jürgen DORMANN

Le Vice-Président du Directoire

Jean-René FOURTOU

Avis des Réviseurs et des Commissaires aux comptes

AVIS

En notre qualité de Commissaires aux comptes et Réviseurs de la société Aventis et en application du règlement COB 98-01, nous avons procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations portant sur la situation financière et les comptes historiques données dans le présent document de référence.

Ce document de référence a été établi sous la responsabilité du Directoire. Il nous appartient d'émettre un avis sur la sincérité des informations qu'il contient portant sur la situation financière et les comptes.

Nos diligences ont consisté, conformément aux normes professionnelles applicables en France, à apprécier la sincérité des informations portant sur la situation financière et les comptes, à vérifier leur concordance avec les comptes ayant fait l'objet d'un rapport, à lire les autres informations contenues dans le présent document de référence, afin d'identifier le cas échéant les incohérences significatives avec les informations sur la situation financière et les comptes, et de signaler les informations manifestement erronées dont nous aurions connaissance.

Les comptes annuels et les comptes consolidés, pour les exercices clos les 31 décembre 2001, 2000 et 1999 arrêtés par le Directoire de la société Aventis, ont fait l'objet d'un audit par nos soins, selon les normes de la profession et ont été certifiés sans réserve ni observation.

Sur la base de ces diligences, nous n'avons pas d'observation à formuler sur la sincérité des informations portant sur la situation financière et les comptes présentés dans le présent document de référence et n'avons pas relevé d'incohérence significative ou d'informations manifestement erronées dans ce document de référence, sur la base de notre lecture et de notre connaissance générale de l'entreprise.

Les Commissaires aux comptes

Coopers & Lybrand Audit
Membre de PricewaterhouseCoopers
Pierre-Bernard Anglade

RSM Salustro Reydel

Benoît Lebrun

Les Réviseurs
PricewaterhouseCoopers

Table de correspondance

Afin de faciliter la lecture du présent Rapport Annuel enregistré comme document de référence, le tableau de correspondance ci-dessous renvoie aux principales rubriques du règlement COB 98-01 et aux pages du Rapport Annuel correspondantes.

Contacts

AVENTIS COMMUNICATIONS CORPORATE

Friedmar Nusch
Tél.: +33 (0)3 88 99 11 22
Fax: +33 (0)3 88 99 11 24
E-Mail: Friedmar.Nusch@aventis.com

AVENTIS PHARMA

Friedmar Nusch
Tél.: +49 69 305 7256
Fax: +49 69 305 80554
E-Mail: Friedmar.Nusch@aventis.com

AVENTIS RELATIONS MEDIA

Carsten Tilger
Tél.: +33 (0)3 88 99 11 14
Fax: +33 (0)3 88 99 11 13
E-Mail: Carsten.Tilger@aventis.com

AVENTIS PASTEUR

Robert Sebbag
Tél.: +33 (0)4 37 37 73 99
Fax: +33 (0)4 37 37 77 59
E-Mail: Robert.Sebbag@aventis.com

AVENTIS RELATIONS INVESTISSEURS

Arvind Sood
Tél.: +33 (0)3 88 99 12 46
Fax: +33 (0)3 88 99 13 75
E-Mail: Arvind.Sood@aventis.com

AVENTIS BEHRING

Kim Cayz
Tél.: +1 610 878 4822
Fax: +1 610 878 4221
E-Mail: Kim.Cayz@aventis.com

AVENTIS RELATIONS ACTIONNAIRES

Jacques Mazard
Tél.: +33 (0)3 88 99 15 79
Fax: +33 (0)3 88 99 13 73
E-Mail: Jacques.Mazard@aventis.com

MERIAL

Margaret Morgan
Tél.: +44 207 591 7450
Fax: +44 207 591 7452
E-Mail: Margaret.Morgan@merial.com

Réalisation : Altedia

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Strasbourg, the Republic of France.

November 29, 2002

By: Stephan Petri
Name: Stephan Petri
Title: Head of Legal Operations

By: ____________________
Name: Bruno Angrand
Title: Head of Corporate Law

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Strasbourg, the Republic of France.

November 29, 2002

By: ______________________
Name: Stephan Petri
Title: Head of Legal Operations

By: ______________________
Name: Bruno Angrand
Title: Head of Corporate Law